October 18, 2013

Rolaine S. Bancroft, Esq.
Arthur Sandel, Esq.
Division of Corporation Finance	Phillip R. Pollock
Office of Structured Finance	415.772.9679 direct
Securities and Exchange Commission	ppollock@weintraub.com
Washington, DC 20549

Re:	Sequoia Mortgage Trust 2011-1
Sequoia Mortgage Trust 2011-2
Sequoia Mortgage Trust 2012-1
Sequoia Mortgage Trust 2012-2
Sequoia Mortgage Trust 2012-3
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-159791-03, 333-159791-04, 333-159791-05, 333-159791-06 and 333-179292-02

Dear Ms. Bancroft and Mr. Sandel:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the comment letters (the “Comment Letters”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-Ks.

We file as exhibits A, B, C, D and E, respectively, to this correspondence, drafts of an Amendment No. 2 to Form 10-K for each of Sequoia Mortgage Trust 2011-1, Sequoia Mortgage Trust 2011-2, Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2 and Sequoia Mortgage Trust 2012-3 (the “Sequoia 10-Ks”).

Please note that each draft Amendment No. 2 to the Sequoia 10-Ks that is included with this correspondence addresses all Staff comments received in connection with the Sequoia 10-Ks filed on March 29, 2013. We include below a summary of Staff Comments and what action was taken.

1.	With respect to Staff comments received regarding certain Trustees that do not perform any servicing functions and why certain exhibits were not filed for such Trustees (Staff Comment Letter dated July 15, 2013), the following revisions were made to the Form 10-Ks.

Response: In the Amendment No. 2 to each of the Sequoia Form 10-Ks we have added some disclosure in the body of the 10-K above the servicing chart outlining servicing duties performed by each entity to clarify that the Trustee in each case does not perform any servicing function.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 18, 2013

2.	Please revise Cenlar FSB’s reports on assessment of compliance to remove such qualifying language (Staff Comment Letter dated July 15, 2013).

Response: For each transaction in which Cenlar FSB was a servicer, the Amendment No. 2 to each of the Sequoia Form 10-Ks includes such revised 2012 Management Assessment from Cenlar FSB as Exhibit 33.1.

3.	We note that the material instance of noncompliance identified by PHH Mortgage Corporation (“PHH”) involving the servicing criterion listed in Item 1122(d)(4)(vii) arose because PHH could not provide documentation to support that foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. While we note that each assessment of compliance with applicable servicing criteria contains a statement by Sequoia Residential Funding, Inc. that it has been advised by PHH that the identified material instance of noncompliance did not involve any assets of the subject transaction, the body of the Forms 10-K should also include this statement. Please revise. Additionally, please revise to describe whether PHH has taken any steps to remediate the identified material instance of noncompliance, and if not, describe why not. (Staff Comment Letter dated July 15, 2013).

Response: We have included such statement that the identified material instance of noncompliance did not involve any assets of the subject Sequoia transaction in the body of each Amendment No. 2 to the Sequoia 10-Ks involving PHH, under “ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB, Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.” We also added in to each such section disclosure language provided by PHH regarding any remediation steps taken by PHH.

4.	Please revise the assessment of compliance report by Redwood Residential Acquisition Corporation to remove such qualifying language (Staff Comment Letter dated July 15, 2013).

Response: For each transaction in which Redwood Residential Acquisition Corporation (“RRAC”) served as servicing administrator, the Amendment No. 2 to each of the Sequoia Form 10-Ks includes such revised 2012 Management Assessment from RRAC as Exhibit 33.4.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 18, 2013

5.	Commitments made with Respect to Future Year Filings (Staff Comment Letter dated July 15, 2013).

Response:

•	Wells Fargo will ensure that any future filings for the referenced transactions contain a single exhibit for its assessment of compliance with applicable servicing criteria.
•	Each of RRAC, First Republic Bank, PHH and Wells Fargo confirms that in their respective future filings, the servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the “reporting period” instead of the “calendar year.”

6.	The servicer compliance statements provided by Wells Fargo, as master servicer and securities administrator, cover the authorized officer’s review of Wells Fargo’s activities but do not cover such officer’s review of Wells Fargo’s performance under the applicable servicing agreement. Please amend the relevant Forms 10-K to provide servicer compliance statements that conform to the form and content of Item 1123 of Regulation AB (Staff Comment Letter dated July 15, 2013).

Response: The Amendment No. 2 to each of the Sequoia Form 10-Ks includes such revised servicer compliance statement Exhibit from Wells Fargo, each conforming to the form and content of Item 1123 of Regulation AB by including the phrase “and its performance under the Agreement”.

7.	Please revise the Forms 10-K to incorporate into your disclosure of Wells Fargo’s material instances of noncompliance the information discussed in these responses (Staff Comment Letter dated September 4, 2013).

Response: The Amendment No. 2 to each of the Sequoia Form 10-Ks includes in the body of each 10-K such disclosure of Wells Fargo’s material instances of noncompliance.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 18, 2013

8.	The servicer compliance statements provided by PHH do not appear to address all the requirements of Item 1123 of Regulation AB. Please revise (Staff Comment Letter dated July 15, 2013). Please revise these servicer compliance statements to identify or define the “Agreement” that is being referenced therein (Staff Comment Letter dated September 4, 2013).

Response: The Amendment No. 2 to each of the Sequoia Form 10-Ks involving PHH includes such revised servicer compliance statement Exhibit from PHH and each such servicer compliance statement defines the “Agreement” that is being referenced therein.

9.	Similarly, please revise the servicer compliance statements of First Republic Bank to identify or define the “Agreement” and the “Reconstitution Agreement” that are being referenced therein (Staff Comment Letter dated September 4, 2013).

Response: The Amendment No. 2 to each of the Sequoia Form 10-Ks involving First Republic Bank includes such revised servicer compliance statement Exhibit from First Republic Bank to define the “Agreement” and “Reconstitution Agreement” that is being referenced therein. Also, the servicer compliance statements for First Republic Bank now conform to the form and content of Item 1123 of Regulation AB by referring to the “reporting period” instead of the “calendar year.”

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc: Mr. Andrew Stone, Sequoia Residential Funding, Inc.

Exhibit A

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A
                                  Amendment No. 2

  (Mark one)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2012

      OR

  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from ____________ to ____________

      Commission file number: 333-159791-03

      Sequoia Mortgage Trust 2011-1
      (exact name of issuing entity as specified in its charter)

      Sequoia Residential Funding, Inc.
      (exact name of the depositor as specified in its charter)

      RWT Holdings, Inc.
      (exact name of the sponsor as specified in its charter)

  New York                                38-3832478
  (State or other jurisdiction of         38-3832479
  incorporation or organization)          (I.R.S. Employer
                                          Identification No.)

   c/o Wells Fargo Bank, N.A.
   9062 Old Annapolis Road
   Columbia, MD                                 21045
  (Address of principal executive               (Zip Code)
  offices)

 Telephone number, including area code: (410) 884-2000

  Securities registered pursuant to Section 12(b) of the Act:

    NONE.

  Securities registered pursuant to Section 12(g) of the Act:

    NONE.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes ___     No  X

  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

    Yes ___     No  X

  Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  X      No ___

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
  (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  Not applicable.

  Indicate by check mark if disclosure of delinquent filers pursuant to Item
  405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part
  III of this Form 10-K/A or any amendment to this Form 10-K/A.

  Not applicable.

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer ___
   Accelerated filer ___
   Non-accelerated filer X (Do not check if a smaller reporting company)
   Smaller reporting company ___

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

    Yes ___     No  X

  State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

    Not applicable.

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
  Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    Not applicable.

  Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

    Not applicable.

  DOCUMENTS INCORPORATED BY REFERENCE

  List hereunder the following documents if incorporated by reference and the
  Part of the Form 10-K/A (e.g., Part I, Part II, etc.) into which the document is incorporated: (1)Any annual report to security holders; (2) Any proxy or information statement; and (3)Any prospectus filed pursuant to Rule 424(b)
  or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

    Not applicable.

                                     PART I

  Item 1.      Business.

               Omitted.

  Item 1A.     Risk Factors.

               Omitted.

  Item 1B.     Unresolved Staff Comments.

               None.

  Item 2.      Properties.

               Omitted.

  Item 3.      Legal Proceedings.

               Omitted.

  Item 4.      Mine Safety Disclosures.

               Omitted.

                                     PART II

  Item 5.      Market for Registrant's Common Equity, Related Stockholder
               Matters and Issuer Purchases of Equity Securities.

               Omitted.

  Item 6.      Selected Financial Data.

               Omitted.

  Item 7.      Management's Discussion and Analysis of Financial Condition and
               Results of Operations.

               Omitted.

  Item 7A.     Quantitative and Qualitative Disclosures About Market Risk.

               Omitted.

  Item 8.      Financial Statements and Supplementary Data.

               Omitted.

  Item 9.      Changes in and Disagreements With Accountants on Accounting and
               Financial Disclosure.

               Omitted.

  Item 9A.     Controls and Procedures.

               Omitted.

  Item 9B.     Other Information.

               None.

                                    PART III

  Item 10.     Directors, Executive Officers and Corporate Governance.

               Omitted.

  Item 11.     Executive Compensation.

               Omitted.

  Item 12.     Security Ownership of Certain Beneficial Owners and Management
               and Related Stockholder Matters.

               Omitted.

  Item 13.     Certain Relationships and Related Transactions, and Director
               Independence.

               Omitted.

  Item 14.     Principal Accounting Fees and Services.

               Omitted.

  ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB

Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

No single obligor represents 10% or more of the pool assets held by the issuing entity.

Item 1114(b)(2) of Regulation AB, Significant Enhancement  Provider Financial
Information.

No entity or group of affiliated entities provides any external credit enhancement or other support for the certificates within this transaction as described under Item 1114 (a) of Regulation AB.

Item 1115(b) of Regulation AB, Certain Derivatives Instruments (Financial
Information).

No entity or group of affiliated entities provides any derivative instruments or other support for the certificates within this transaction as described under
Item 1115 of Regulation AB.

Item 1117 of Regulation AB, Legal Proceedings.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle (the
"FHLB-Seattle") filed a complaint in the Superior Court for the State of
Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust,
Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the "FHLB-Seattle Defendants") alleging that the FHLB-Seattle Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Seattle Certificate") issued in the Sequoia
Mortgage Trust 2005-4 securitization transaction (the "2005-4 RMBS") and purchased by the FHLB-Seattle. Specifically, the complaint alleges that the alleged misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS,
(2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Seattle Certificate. The FHLB-Seattle alleges claims under the Securities Act of Washington (Section 21.20.005, et
seq.) and seeks to rescind the purchase of the Seattle Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received)
as well as attorneys' fees and costs. The Seattle Certificate was issued with an original principal amount of approximately $133 million, and, as of December
31, 2012, the FHLB-Seattle had received approximately $108 million of principal and $10.9 million of interest payments in respect of the Seattle Certificate.
As of December 31, 2012, the Seattle Certificate had a remaining outstanding principal amount of approximately $25 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood
Trust. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The FHLB-Seattle's claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation ("Schwab") filed a complaint in the Superior Court for the State of California in San Francisco
(case number CGC-10-501610) against the depositor and 26 other defendants
(collectively, the "Schwab Defendants") alleging that the Schwab Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the Schwab Defendants.
With respect to the depositor, Schwab alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Schwab Certificate") issued in the 2005-4 RMBS and purchased by Schwab. Specifically, the complaint alleges that the misstatements for the
2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Schwab Certificate. Schwab alleges a claim for negligent misrepresentation under California state law and seeks unspecified damages and attorneys' fees and costs. The Schwab Certificate was issued with an original principal amount of approximately $14.8 million, and, as of
December 31, 2012, Schwab had received approximately $12 million of principal and $1.3 million of interest payments in respect of the Schwab Certificate. As of December 31, 2012, the Schwab Certificate had a remaining outstanding principal amount of approximately $2.8 million. The depositor has denied
Schwab's allegations. The depositor believes that this case is without merit, and intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about October 15, 2010, the Federal Home Loan Bank of Chicago
("FHLB-Chicago") filed a complaint in the Circuit Court of Cook County,
Illinois (case number 10-CH-45033) against the depositor and more than 45 other named defendants (collectively, the "FHLB-Chicago Defendants") alleging that the FHLB-Chicago Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the FHLB-Chicago Defendants or entities controlled by them. FHLB-Chicago subsequently amended the complaint to name Redwood Trust and another one of
Redwood Trust's subsidiaries, RWT Holdings, Inc., as defendants. With respect to Redwood Trust, RWT Holdings, and the depositor, the FHLB-Chicago alleges that Redwood Trust, RWT Holdings, and the depositor made false or misleading statements in the offering materials for two mortgage pass-through certificates
(the "Chicago Certificates") issued in the Sequoia Mortgage Trust 2006-1 securitization transaction (the "2006-1 RMBS") and purchased by the
FHLB-Chicago. The complaint alleges that the alleged misstatements concern, among other things, the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2006-1 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans,
(4) ratings assigned to the Chicago Certificates, and (5) due diligence performed on these mortgage loans. The FHLB-Chicago alleges claims under
Illinois Securities Law (815 ILCS Sections 5/12(F)-(H)) and North Carolina
Securities Law (N.C.G.S.A. Section 78A-8(2) & Section 78A-56(a)) as well as a claim for negligent misrepresentation under Illinois common law. On some of the causes of action, the FHLB-Chicago seeks to rescind the purchase of the Chicago
Certificates and to collect interest on the original purchase prices at the statutory interest rate of 10% per annum from the dates of original purchase
(net of interest received). On one cause of action, the FHLB-Chicago seeks unspecified damages. The FHLB-Chicago also seeks attorneys' fees and costs. The first of the Chicago Certificates was issued with an original principal amount of approximately $105 million and, at December 31, 2012, the FHLB Chicago had received approximately $68 million of principal and $23 million of interest payments in respect of this Chicago Certificate. As of December 31, 2012, this
Chicago Certificate had a remaining outstanding principal amount of approximately $37 million. The second of the Chicago Certificates was issued with an original principal amount of approximately $379 million and, at
December 31, 2012, the FHLB Chicago had received approximately $244 million of principal and $78 million of interest payments in respect of this Chicago
Certificate. As of December 31, 2012, this Chicago Certificate had a remaining outstanding principal amount of approximately $133 million (after taking into account approximately $1.6 million of principal losses allocated to this
Chicago Certificate). The depositor, Redwood Trust, and RWT Holdings have denied FHLB-Chicago's allegations. The depositor believes that this case is without merit, and the depositor intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2006-1
RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses.
Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions).
Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law or regulation in the conduct of their business.

In fact, the sponsor and its affiliates have received, and responded to, information requests and subpoenas from two governmental authorities (one by the SEC relating to the sponsor's CDO business and one by the National Credit
Union Administration relating to a residential mortgage securitization conducted by the sponsor and the depositor). It is possible that the sponsor, the depositor, the seller or their affiliates might not be successful in defending or responding to any litigation, governmental investigation or related action and any losses incurred as a result of the resolution of any such action or investigation could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates. In any case, regardless of the merits of any allegation or legal action that may be brought against the sponsor, the depositor, the seller or their affiliates, or of their success in defending against such allegations or legal actions, the costs of defending against any such allegation or legal action may be significant or material and could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates.

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related
Transactions.

The seller, the sponsor and the depositor are each wholly-owned subsidiaries of
Redwood Trust, Inc. Credit Suisse Securities (USA) LLC, an underwriter, is an affiliate of DLJ Mortgage Capital, Inc. from which the depositor purchased some of the mortgage loans as to which PHH Mortgage Corporation is the originator.
One of the independent directors of the depositor is an employee of Jefferies &
Company, Inc., an underwriter.

There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, any servicer, the custodian, the master servicer or either originator of the mortgage loans on the other hand.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

The reports on assessment of compliance with the servicing criteria for asset-backed securities and the related attestation reports on such assessments of compliance are attached hereto under Item 15.

The registrant has prepared the Table below in connection with this transaction. The Table shows, in one compiled format, which entity participating in a servicing function for this transaction was assigned responsibility for each criterion in Item 1122(d). In the Table below, certain criteria are not applicable, given the structure of the offering, and accordingly no entity is assigned responsibility for such criteria.

Also, Citibank N.A. ("Citibank"), the trustee, does not participate in any servicing function for the transaction that is the subject of this 10-K filing.
Therefore, there is no reference to Citibank in the chart below; nor does this
10-K filing include any assessment or auditor report from Citibank. Finally, any discrepancies between the chart below and the assessment of compliance exhibit provided by any party listed in the chart is explained by the fact that the chart is specific to the transaction that is the subject of this 10-K filing, whereas each party's respective assessment of compliance is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing.

SEQUOIA RESIDENTIAL FUNDING, INC.
SEMT 2011-1
Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Wells Fargo   PHH Mortgage  First      Wells Fargo,   Wells Fargo
Reference                                                       Bank, N.A.    Corp.         Republic   as Paying      Bank, N.A. as
                                                                as Master                   Bank       Agent          Custodian
                                                                Servicer and
                                                                Securities
                                                                Administrator

                   General Servicing Considerations

1122(d)(1)(i)      Policies and procedures are instituted        X             X             X          X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are      X             X             X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A        N/A            N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions      X             X             X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration

1122(d)(2)(i)      Payments on pool assets are deposited         X             X             X          X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on       X             X             X          X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X             X             X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,     X             X             X          X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a    X             X             X          X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to      X             X             X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly     X             X             X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting

1122(d)(3)(i)      Reports to investors, including those to be   X             X             X
                   filed with the Commission, are maintained                   (Except NOT   (Except
                   in accordance with the transaction                          1122(d)(3)    NOT 1122
                   agreements and applicable Commission                        (i)(C))       (d)(3)(i)
                   requirements. Specifically, such reports                                  (C))
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and    X             X             X          X
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are         X             X             X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the         X             X             X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                       X             X          X              X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                       X             X                         X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions                    X             X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any                      X             X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the                        X             X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or                        X             X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions                         X             X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts                      X             X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates                      X             X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for                       X             X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor                       X             X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                               X             X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an                          X             X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and               X             X             X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A           N/A           N/A        N/A            N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

PHH Mortgage Corporation

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by PHH Mortgage (the "2012 PHH Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Item and 1122(d)(4)(vii) of Regulation AB. The 2012 PHH
Assessment is attached to this Form 10-K/A as exhibit 33.2.

1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure
and repossession procedures that were not concluded in
accordance with the timelines in the transaction agreements
were outside the control of the Asserting Party.

PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a 'material instance of noncompliance' because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for
PHH Mortgage Corporation to remediate. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in this Sequoia transaction.

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. The published Fannie
Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie
Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation.
These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. The above-described delays have had no effect on the transactions involving the subject loans. None of the subject loans were included in this Sequoia transaction.

Wells Fargo Bank

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by the Corporate Trust Services division of Wells Fargo Bank (the "2012 Wells
Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Items
1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. The 2012 Wells Assessment
is attached to this Form 10-K/A as exhibits 33.3 and 33.5.

There were no instances of noncompliance for the transaction to which this Form
10-K/A relates that led to Wells Fargo's determination that there was material instances of noncompliance at the platform level.

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

For purposes of Wells Fargo's disclosure below, reference is made to the following defined terms.

"2012 Assessment" means, with respect to its Platform, the assessment of compliance with applicable Item 1122(d) servicing criteria prepared by management of Wells Fargo relating to the 2012 Reporting Period.

"2012 Attestation" means the compliance attestation report of KPMG LLP, the independent registered public accounting firm engaged by Wells Fargo to issue such compliance attestation report in connection with the 2012 Assessment, for the 2012 Reporting Period.

"2012 Item 1122 Compliance Reports" means the 2012 Assessment and 2012
Attestation.

"2012 Reporting Period" means as of and for the year ending December 31, 2012.

"Identified Payment Errors" means, with respect to the 2012 Reporting Period, the payment errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Identified Reporting Errors" means, with respect to the 2012 Reporting Period, the reporting errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Model" means the Model Input, the Model Program and the processes related to the Model Input and the Model Program that function together for the purpose of calculating payments in accordance with the requirements of relevant transaction documents.

"Model Errors" refers to Model Input Errors and Model Program Errors.

"Model Input" means data that is transmitted electronically or manually to a
Model such as data from a servicer, data from financial services information providers, cash adjustments (such as reimbursable expenses) and information from programs that perform interim calculations.

"Model Input Errors" means inaccurate or incomplete Model Input information, inaccuracies in receiving or processing Model Input information or inaccuracies in manual non-automated processing that lead to payment errors.

"Model Program" means Model programming logic designed to calculate payments in accordance with transaction document requirements.

"Model Program Errors" means inaccurate or incomplete programming or logic in the Model that does not produce calculations in accordance with the transaction documents and therefore causes payment errors and/or reporting errors.

"Platform" means the trustee/master servicer/securities administrator/paying agent platform designed by Wells Fargo that corresponds to the 2012 Assessment consisting of approximately 2000 RMBS transactions in addition to other commercial mortgage-backed security and asset-backed security transactions.

"RMBS" means residential mortgage-backed securities.

"Wells Fargo" means the Corporate Trust Services division of Wells Fargo Bank,
N.A.

Regarding specific failures in processes relating to waterfall calculations and reporting:

Wells Fargo develops a unique Model for each transaction in its Platform. On the whole, there are millions of calculations performed by the Models each payment period for the thousands of transactions in the Platform.

Wells Fargo's waterfall payment calculation and reporting functions can be categorized into three processes:
*Model Inputs,
*Model Programs, and
*transmission of each Model's output to the processes and systems that generate investor reports.

In the 2012 Reporting Period, there were 84
Identified Payment Errors on RMBS transactions .

*40 of the 84 Identified Payment Errors resulted from Model Input Errors. For example , in certain transactions, defaulted fixed rate loans became subject to unanticipated rate modifications when the loans were modified in accordance with industry loan modification initiatives. Because the transaction documents did not contemplate the rate modifications, the Model Input process had to be manually adapted to incorporate the rate changes. Model Input Errors occurred when the manual adjustments were made.

*44 of the 84 Identified Payment Errors resulted from Model Program Errors.
For example, in many RMBS transactions, at the point credit support is depleted
(i.e. the principal balance of the subordinate bonds is reduced to zero), payment allocations to the remaining senior bonds shift from a sequential payment priority to a pro rata payment priority. In many cases, the transaction documents require such shift to occur "on and after" the month in which credit support is depleted and in other transactions the shift occurs "after" the month in which credit support is depleted. Model Program Errors occurred when some Model Programs shifted payment allocations from sequential to pro rata in the wrong month inconsistent with the applicable transaction documents. In addition, with respect to transaction documents which direct the payment priority shift "on and after" credit support depletion, Model Program Errors occurred because proper effect was not given to the word "on". There is an order of operations in every waterfall that directs payments to bonds first and allocations of losses to bonds second. Because credit support depletion most often occurs from the allocation of losses to subordinate bonds, this order of operation (i.e. payments first; losses second) would have to be reversed to make a payment priority shift on the credit support depletion date. Model
Program Errors occurred when the order of operations was not reversed in this manner.

For the 2012 Reporting Period, there were 148 Identified Reporting Errors on
RMBS transactions .

*84 of the 148 Identified Reporting Errors resulted from the 84 Identified
Payment Errors. Inaccurate payments led to inaccurate reporting.

*64 of the 148 Identified Reporting Errors were unrelated to the Identified
Payment Errors.

**36 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete bond reporting. Some examples of these 36 Identified Reporting Errors include inaccurate reporting variables related to investor payments, incorrect tranche balance reporting and incorrect trigger reporting.
**28 of the 64 Identified
Reporting Errors resulted from inaccurate/incomplete mortgage loan reporting.
Some examples of these 28 Identified Reporting Errors include incorrect information on the collateral statement portion of the investor report, inaccurate delinquency reporting and inaccurate loan level performance reporting.

What you mean by "unprecedented levels of collateral degradation" and why that would have any effect on the calculation of the waterfall:

"Unprecedented levels of collateral degradation" refers to the significant decrease in mortgage loan performance experienced by RMBS transactions generally over the past several years. The significant decrease in loan performance is evidenced by the fact that over 50 percent of the RMBS transactions in Wells Fargo's Platform have reached credit support depletion.
This is a significant event because waterfall payment priorities for the senior bonds typically change at that point.

One reason why high levels of RMBS mortgage loan performance degradation affect waterfall calculations is because such degradation contributes to Model Input
Errors. One example of such Model Input Errors relates to the extensive level of mortgage loan delinquencies and the resulting extensive levels of servicer advancing. High levels of advancing lead to both high advance recoveries by servicers in single distribution periods and increased servicer stop advance decisions. These phenomena require manual processing which can result in Model
Input Errors.

The high level of RMBS mortgage loan performance degradation has also contributed to Model Program Errors. The extensive collateral losses in RMBS transactions have triggered waterfall scenarios that were considered unlikely to occur at the inception of the transactions (if they were considered at all)
and were not as clearly detailed as other provisions in the transaction agreements that direct waterfall calculations and distributions. At Model creation, those waterfall scenarios were not forecasted to reach the levels of underperformance that RMBS mortgage loans have experienced. Because of such lack of forecasting and the absence of benchmark data for such scenarios from the underwriters/sponsors of the transactions or other sources, Wells Fargo was unable to test and validate such waterfall scenarios. As a result, Model
Program Errors occurred.

What you mean by "adapted over time":

"Adapted over time" refers to the fact that Model Programs and Model Inputs and the processes related to Model Programs and Model Inputs are, over the life of a transaction, constantly being adjusted in an effort to ensure accurate payments. Continual adjustments are required because the transactions and securities to which the Models relate are very complex and the technology and processes related to Model Programs and Model Inputs are equally complex. The level of adjustment needed for Model Programs, Model Inputs, and related processes increased as mortgage loan performance degradation increased.

Regarding "Payment Errors" and "Reporting Errors":

The Identified Payment Errors and the Identified Reporting Errors were generally similar in type to the payment and reporting errors that led to the determination that there was a material instance of noncompliance for the 2011 assessment of compliance. However, the transactions on which the errors occurred and the exact circumstances and details giving rise to the Identified
Payment Errors and Identified Reporting Errors in 2012 were different than
2011. The correction of the 2011 identified payment errors and reporting errors was specific to the Models for the affected transactions and such corrections do not preclude the possibility that a similar type of error would occur on a different transaction with a different Model in 2012.

Examples of Model Program Errors that occurred similarly in both years involve
(i) post-credit support depletion loss allocation methodology and payment priority rules (e.g., pro rata versus sequential), and (ii) the calculation of group-directed cash flows, interest calculation elements (rate, accrual day logic, etc.), and pre-credit support depletion loss allocation.

Examples of Model Input Errors that occurred similarly in both years involve
(i) improper coding of cash adjustments and using incorrect prior month data,
(ii) loan modification inputs related to capitalization of delinquent amounts and the recovery of advances related thereto and modified interest rates in certain transaction structures, and (iii) cash adjustments related to servicer advance reimbursements that caused errors in certain calculations (e.g., the net weighted average coupon rate calculations).

Comparing the Identified Reporting Errors to the identified reporting errors in
2011, a substantial number in each year were caused by the payment errors
(i.e., reporting an incorrect payment). There were other reporting errors in both years that related to missing and incorrect bond information and missing and incorrect mortgage loan information.

Whether the payment errors resulted in overpayments or underpayments to investors:

In most cases, the Identified Payment Errors were a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Therefore, most of the Identified Payment Errors consisted of overpayments and underpayments that netted to zero because all the cash that was received from a transaction party in a payment cycle was distributed to investors or other transaction parties on the related payment date .

The types of reporting errors that occurred and how they related to the payment errors:

84 of the 148 Identified Reporting Errors were caused by the Identified Payment
Errors in that the incorrect payment led to incorrect reporting. Since the
Identified Payment Errors were calculated incorrectly, the payments were reported incorrectly. The remaining 64 of the 148 Identified Reporting Errors were not caused by the Identified Payment Errors. Those 64 Identified Reporting
Errors consisted of missing or inaccurate information related to various bond reporting and mortgage loan reporting elements.

Whether investors whose payments were impacted were notified of the errors and, if so, how they were notified:

Investors received notice of the Identified Payment Errors by means of the posting to Wells Fargo's website of corrected payment date statements.
Investors received notice of Investor Reporting Errors by either a revised statement in connection with a restatement of the affected distributions or by correcting the reporting error on the next payment date statement.

Whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made:

With one exception , Identified Payment Errors that resulted in underpayments to investors were rectified by means of restating affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.

Whether any future payments were adjusted to account for overpayments:

With one exception described in footnote 8, Identified Payment Errors that resulted in overpayments to investors were rectified by restating the affected distribution periods. Except with respect to one Identified Payment Error on one transaction unrelated to the transactions to which the Comment Letter relates, no future payments were adjusted in connection with overpayment errors. In that one case, distributions to one class of certificates were adjusted over three distribution dates and such adjustment was disclosed on the respective distribution date statements.

Regarding remediation of the identified errors and any adjustments to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors:

The specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors:

Except as discussed in footnote 8, Wells Fargo has remediated all of the 84
Identified Payment Errors through restatements of the affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.
Wells Fargo has remediated all 148 Identified Reporting Errors by either issuing a revised statement in connection with a restatement of the affected payments or by ensuring that the reporting element in question was correctly reported on the next payment date statement.

The specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform:

Wells Fargo has determined to address not only the specific errors that led to the determination of material instances of non-compliance on the RMBS component of its Platform, but also to take proactive measures to identify other problems with its Models that could cause payment or reporting errors. Accordingly,
Wells Fargo has undertaken an expansive project to identify, rectify and prevent problems with its Models and the individual transactions that exhibited these problems. Wells Fargo is in the early stages of this project. Due to the size of the RMBS component of its Platform, this is a long term, intensive project involving significant internal and external resources. In conjunction with other steps taken, Wells Fargo believes that this initiative will result in ongoing improvements to its payment and reporting processes.

Any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future:

Throughout 2012 and 2013, Wells Fargo has adopted numerous other initiatives in an effort to add rigor to its operational processes and quality control measures. The initiatives relate to both preventing Model Errors and identifying and correcting Model Errors. Examples of measures to prevent Model
Errors include, among other things, enhancements to its (i) new Model creation procedures, (ii) procedures for pre-closing review of waterfall language in transaction documents, and (iii) procedures for pre-payment date testing of transaction level payment calculations and reporting elements. Examples of measures to identify and correct Model Errors include, among other things, (a)
enhanced procedures relating to Model revisions, (b) the creation of a team charged with conducting a careful analysis of every Model Error to determine if any additional controls are necessary to prevent the errors from re-occurring, and (c) the creation of a team to proactively perform Model Program corrections to prevent future Model Errors. Wells Fargo has hired over two dozen additional staff and reorganized various teams to more effectively manage the above-mentioned operational processes and quality control measures.

^1While there were also some Identified Payment Errors on CMBS and ABS transactions in the Platform, Schedule B to the 2012 Assessment says "[T]he identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the
Platform had occurred was limited to certain RMBS transactions in the Platform.
There were no identified Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform".
Accordingly, the statistics provided in this response relating to Identified
Payment Errors and Identified Reporting Errors are limited to RMBS transactions in the Platform.

^2Because it would be impractical to provide a detailed
explanation of each of the 84 Identified Payment Errors, Wells Fargo has endeavored in its responses to questions 5, 6 and 7 to provide meaningful examples of the Identified Payment Errors and Identified Reporting Errors. The
examples are illustrative but not representative of every individual error or error type.

^3See footnote 1.

^4A stop advance decision is made by a servicer when, with respect to any advance made in the past or any proposed future advance, it determines that such advances will not be recoverable from collections on the loan or from liquidation proceeds.

^5There were principally two types of benchmark data used: decrement tables and underwriter/sponsor cash flow projections. The decrement tables in offering documents generally only projected out at pricing speeds with zero loss assumptions. Reconciling Models with those decrement tables based on those assumptions would not have exposed the stresses on the Model Programs resulting from the significant mortgage loan performance degradation in recent years. In addition, cash flow projections received from the underwriters/sponsors at the time of deal issuance were projected at minimal losses which were not severe enough to expose the stresses on the Model Programs resulting from the significant collateral degradation in recent years.

^6While most Identified Payment Errors netted to zero, a small number of the
Identified Payment Errors did not net to zero. Identified Payment Errors that did not net to zero occurred when, inadvertently, either (i) less than 100 percent the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date leaving cash in the transaction's distribution account or (ii) an amount greater than 100 percent of the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date causing an overdraft of the transaction's distribution account.
The scenario described in clause (i) explains the majority of circumstances where overpayments and underpayments did not net to zero.

^7As used in this response, the term "restatement" and the phrase "restating affected distribution periods" means the correction of an overpayment or underpayment experienced by a class of book-entry securities by (i) submitting a revised payment date statement for each affected distribution period to the
Depository Trust Company ("DTC") by which the DTC adjusts the accounts of the overpaid and underpaid classes, and (ii) the posting of such revised payment date statement to Wells Fargo's website. In accordance with its current policy, the DTC revises up to twelve months of affected distributions. On a limited number of occasions when the affected distribution periods extended beyond such twelve month time frame, Wells Fargo included adjustments for the additional distribution periods in the restatement of the twelve distribution periods and notified investors of this fact on the revised payment date statements. The process is similar for physical securities except that Wells Fargo interacts directly with affected holders as opposed to interacting with the DTC.

^8There is one underpayment of $4992.92 (and a corresponding overpayment of the same amount) from March 2012 which has not been remedied. The underpayment did not occur on any transaction to which the Commission's Comment Letter directly relates. Wells Fargo is in the process of determining an appropriate course of action with regard to this underpayment.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

Item 1123 of Regulation AB, Servicer Compliance Statement.

The servicer compliance statements are attached hereto under Item 15.

                               Part IV

  Item 15. Exhibits, Financial Statement Schedules.

  (a) Exhibits.

  (31) Rule 13a-14(d)/15d-14(d) Certification.

  (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 First Republic Bank as Servicer
    33.2 PHH Mortgage Corporation as Servicer
    33.3 Wells Fargo Bank, N.A. as Paying Agent
    33.4 Wells Fargo Bank, N.A. as Custodian
    33.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 First Republic Bank as Servicer
    34.2 PHH Mortgage Corporation as Servicer
    34.3 Wells Fargo Bank, N.A. as Paying Agent
    34.4 Wells Fargo Bank, N.A. as Custodian
    34.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 First Republic Bank as Servicer
    35.2 PHH Mortgage Corporation as Servicer
    35.3 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (b) Not applicable.

   (c) Omitted.

                          SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities
  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Sequoia Residential Funding, Inc.
   (Depositor)

   /s/ John Isbrandtsen
   John Isbrandtsen, Chairman of the Board and Chief Executive Officer
   (senior officer in charge of securitization of the depositor)

    Date:   October __, 2013

  Exhibit Index

  Exhibit No.

   (31) Rule 13a-14(d)/15d-14(d) Certification.

   (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 First Republic Bank as Servicer
    33.2 PHH Mortgage Corporation as Servicer
    33.3 Wells Fargo Bank, N.A. as Paying Agent
    33.4 Wells Fargo Bank, N.A. as Custodian
    33.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 First Republic Bank as Servicer
    34.2 PHH Mortgage Corporation as Servicer
    34.3 Wells Fargo Bank, N.A. as Paying Agent
    34.4 Wells Fargo Bank, N.A. as Custodian
    34.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 First Republic Bank as Servicer
    35.2 PHH Mortgage Corporation as Servicer
    35.3 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  EX-31 Rule 13a-14(d)/15d-14(d) Certification.

  I, John Isbrandtsen, certify that:

  1.I have reviewed this report on Form 10-K/A and all reports on Form 10-D required to be filed in respect of the period covered by this report on
    Form 10-K/A of Sequoia Mortgage Trust 2011-1 (the "Exchange Act periodic reports");

  2.Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

  4.Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreements in all material respects; and

  5.All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with
    Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18
    have been included as an exhibit to this report, except as otherwise disclosed in this report.  Any material instances of noncompliance described in such reports have been disclosed in this report on Form
    10-K/A.

    In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: First
    Republic Bank as Servicer, PHH Mortgage Corporation as Servicer, Wells
    Fargo Bank, N.A. as Paying Agent, Wells Fargo Bank, N.A. as Custodian
    and Wells Fargo Bank, N.A. as Master Servicer and Securities
    Administrator .

    Dated:   October __, 2013

    /s/ John Isbrandtsen
    Signature

    Chairman of the Board and Chief Executive Officer
    (senior officer in charge of securitization of the depositor)

  EX-33.1
(logo) FIRST REPUBLIC BANK
It's a priviledge to serve you

Management Assessment

Management of First Republic Bank (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of
Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the Platform) as of and for the year ended December 31, 2012, except for servicing criteria Item
1122(d)(1)(iii), 1122(d)(3)(i)(C), and Item 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the
Platform. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

With respect to servicing criteria Item 1122(d)(4)(iv), 1122(d)(4)(xi), and
1122(d)(4)(xii), management has engaged various vendors to perform the activities required by these servicing criteria. The Bank's management has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Bank's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The
Bank's management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

The Bank's management has assessed the Bank's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB, except for the servicing criteria listed above, which the Bank has determined are not applicable to the activities it performs.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the
Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2012.

/s/ Willis H. Newton, Jr.                                       Feb 26, 2013
Willis H. Newton Jr.                                            Date
Executive Vice President and Chief Financial Officer

San Francisco   Palo Alto     Los Angeles   Santa Barbara   Newport Beach
San Diego       Portland      Boston        Greenwich       New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR (800)
392-1400, FAX (415) 392-1413
CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

(page)

/s/ Nancy Segreto                                               2-26-2013
Nancy Segreto                                                   Date
Senior Vice President, Lending Services

/s/ Tony Sachs                                                  2-26-2013
Tony Sachs                                                      Date
Vice President, Lending Strategy, Products, and Sales

(page)

APPENDIX A

Investor #         Investor Name                                          Loan Count                        Balance

 70                Intrepid LLLP                                             10                                 $7,994,983.10
120                Redwood Trust (Bear Stearns)                              41                                $37,883,732.22
122                Sequioa 2007-2                                            54                                $59,087,187.83
123                SEMT 2007-3                                               14                                $18,859,040.60
162                Citigroup Mortgage Loan Turst Series 2005-6               43                                $25,911,492.79
163                SAMI II 2005-AR5                                         117                               $120,160,081.38
164                MLCC 2005-3                                               52                                $48,689,894.02
165                MLMI 2005-A10                                             39                                $39,284,676.72
166                Redwood Residential Acquisition Corp                       4                                 $3,633,378.93
167                Sequoia Mortgage Trust 2011-1                             68                                $67,482,607.62
168                Sequoia Mortgage Trust 2011-2                            147                               $113,988,859.58
169                Sequoia Mortgage Trust 2012-1                            163                               $168,721,787.16
171                Barclays Bank PLC                                          4                                 $6,582,000.00
172                SEMT 2012-2                                              135                               $135,890,347.31
174                Sequoia Mortgage Trust 2012-3                            103                               $108,554,512.42
175                Harbor View 2003-2(formerly Greenwich)                    23                                $16,076,535.52
176                Harbur View 2004-1(formerly Greenwich)                    46                                $29,985,340.12
177                Harbor View 2004-5(formerly Greenwich)                     9                                 $5,265,374.66
178                Harbor View 2006-6                                         1                                   $429,762.53
179                Harbor View 2007-5                                         7                                 $3,735,546.36
l80                MASTR 2003-5(formerly UBS Warburg)                         4                                 $3,143,362.16
181                Sequoia Mortgage Trust 2012-5                             78                                $76,875,140.83
185                MASTI 2003-4 (formerly UBS Warburg)                       17                                $12,120,429.47
186                MASTR 2005-2                                               1                                    $12,839.67
191                CSFB 2004-5                                                3                                 $1,114,012.87
192                CSFB 2004-6                                                7                                 $1,561,012.61
193                CSFB 2004-7                                                1                                   $444,108.79
195                MLMI 2005-A1                                              44                                $28,660,637.92
196                Merrill Lynch Bank                                        44                                $35,856,761.51
197                MLCC 2006-2                                               80                                $55,400,415.59
199                Sequoia Mortgage Trust 2012-4                             69                                $72,206,357.23
200                Sequoia Mortgage Trust 2012-6                             38                                $37,656,789.90
201                JP Morgan Mortgage Acq. Corp                             436                               $319,090,820.03
210                Washington Mutual (formerly Bank United of Texas)          1                                    $56,975.66
211                BANA                                                      92                               $115,503,384.77
215                Bank United N.A.                                          63                                $69,123,491.03
216                North Valley Bank                                         27                                $28,994,038.66
217                Signature Bank                                            20                                $28,654,257.53
218                RBS Financial Products Inc                               347                               $330,566,850.56
227                Washington Mutual (formerly Bank United of Texas)          4                                   $301,855.33
243                Chase Mortgage Services, Inc                               2                                   $255,984.46
244                Independent National Mortgage                              1                                   $385,943.40
248                Washington Mutual Bank, Flow Sales (PNC)                   3 .                                 $826,426.21
250                CitiMortgage                                               9                                 $3,857,846.66
255                Thornburg Mortgage (WAMU Master Servicer)                  1                                   $403,701.24
260                CitiMortgage                                              17                                 $3,317,122.15
312                Residential Funding                                       55                                $26,217,993.01
313                BofA Funding 2011-SD1                                      2                                 $1,014,765.35
330                U.S. Bank                                                  2                                   $307,651.05
355                Thornburg Mortgage (Wells Fargo Master Servicer)         871                               $688,618,418.12
356                Thornburg 2008-1                                           5                                 $5,670,049.38
357                Everbank                                                  47                                $50,426,112.17
414                Federal Home Mortgage Loan Association                     9                                   $704,505.33
415                FNMA MBS                                                   9                                   $922,650.62
510                CitiMortgage                                               7                                 $1,147,231.86
515                Fannie Mae-Laser                                       4,017                             $1,445,497,154.58
516                Bank of New Canaan                                         3                                 $4,673,224.00
614                Federal Home Loan Mortgage Association                     1                                    $61,851.56
633                Chase Mortgage Services, Inc                               3                                   $215,198.76
636                Bank United of Florida                                     1                                    $41,922.09
637                Bank of America                                            4                                   $403,913.94
720                2002-FRB2 REMIC                                           35                                $23,978,140.69
730                2002-FRB1 REMIC                                           61                                $42,313,140.10
740                200l-FRB1 REMIC                                           66                                $52,205,351.83
750                Washington Mutual Bank                                     1                                   $477,378.21
760                2000-FRB1 REMIC                                           23                                 $9,480,511.69
770                Bear Stearns                                               15                                 $5,811,126.62
775                AAR BART 2003-5 (Bear Stearns)                             40                                $17,953,862.58
777                HVMLT 2006-13                                              1                                   $750,000.00
780                2000-FRB2 REMIC                                           37                                $21,266,449.08

                                                                 Total    7,804                             $4,644,765,310.53

  EX-33.2
(logo) PHH Mortgage
PHH

3000 Leadenhall Road
Mount Laurel, NJ 08054

David E. Tucker
President, PHH Mortgage Corporation

Tel: (856)917.6824
Fax: {856) 917.4278
dave.tucker@phh.com
www.phh.com

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB
SERVICING CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"),
except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(xv) and
(d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report (the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122 (d)(2)(i), (d)(2)(ii), (d)(4)(iv),
(d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Assetiing Party served as servicer (the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2012 and for the Reporting Period and has concluded that the
Asserting Party has complied, in all material respects, with the Applicable
Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard         Description
1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure and repossession procedures that were not concluded in
                 accordance with the timelines in the transaction agreements were outside the control of the Asserting Party.

De1oitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing
Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2013

/s/ David E. Tucker
David E. Tucker
President

/s/ Martin L. Foster
Martin L. Foster
Senior Vice President - Loan Servicing

(logo) Sequoia Residential Funding, Inc.

March 28, 2013

     We have been advised by PHH Mortgage Corporation that the one material instance of noncompliance listed by PHH Mortgage Corporation on its Report on
Assessment of Compliance with Regulation AB Servicing Criteria for the January
1, 2012 through December 31, 2012 reporting period, having to do with
Regulation AB Item 1122(d)(4)(vii) (the "MINC"), did not involve assets for the subject Sequoia transaction. Additionally, we have been advised that there were no material impacts or effects on this Sequoia transaction as a result of the
MINC and that the MINC did not affect any payments or expected payments on the asset-backed securities in this Sequoia transaction.

/s/ John H. Isbrandtsen

John H. Isbrandtsen, Chairman of the Board and Chief Executive Officer
(senior officer in charge of securitization of the depositor)

  EX-33.3
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-33.4
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Document Custody
1015 10th Avenue Southeast
Minneapolis, MN 55414

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Management of the Document Custody Section of the Corporate Trust Services
division of Wells Fargo Bank, National Association (the "Company") is
responsible for assessing compliance with the servicing criteria set forth in
Item 1122(d) of Regulation AB of the Securities and Exchange Commission.
Management has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform:
Publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government
(other than the Federal Deposit Insurance Company) or any government sponsored entity (the "Platform").

Period:  As of and for the twelve months ended December 31, 2012 (the "Period").

Applicable Servicing Criteria:

The servicing criteria set forth in Item 1122(d)(1)(iv), 1122(d)(4)(i) and
1122(d)(4)(ii), in regard to the activities performed by the Company with respect to the Platform (the "Applicable Servicing Criteria"). Management of
the Company has determined that all other servicing criteria set forth in Item
1122(d) are not applicable to the Platform.

With respect to the Platform and the Period, the Company's management provides the following assertion of compliance with respect to the Applicable Servicing
Criteria:

1. The Company's management is responsible for assessing the Company compliance with the Applicable Servicing Criteria.

2. The Company management has assessed the Company compliance with the
Applicable Servicing Criteria. In performing this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph
(d) of Item 1122 of Regulation AB.

3. Based on such assessment as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assertion of compliance with the
Applicable Servicing Criteria as of and for the Period.

WELLS FARGO BANK, National Association

By:    /s/ Shari Gillund
       Shari L. Gillund

Title: Senior Vice President

Dated: February 15, 2013

Wells Fargo Bank, N.A.

  EX-33.5
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-34.1
(logo) KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Bank:

We have examined management's assessment, included in the accompanying
Management Assessment, that First Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans serviced for others
(the Platform), except for the servicing criteria 1122(d)(1)(iii),
1122(d)(3)(i)(C), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2012. Appendix A to the Management
Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Bank's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Bank's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the servicing criteria.

As described in the accompanying Management's Assessment, for servicing criteria
1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), the Bank has engaged certain vendors to perform the activities required by these servicing criteria.
The Bank has determined that none of these vendors are deemed to be "servicers"
as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to these vendors as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
(Interpretation 17.06). As permitted by Interpretation 17.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank's eligibility to apply Interpretation 17.06.

In our opinion, management's assessment that the Bank complied with the aforementioned servicing criteria, including 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii) for which compliance is determined

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

based on Interpretation 17.06 as described above, as of and for the year ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

San Francisco, California
February 26, 2013

  EX-34.2
(logo) Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
USA

Tel: (215) 246-2300
Fax: {215) 569-2441
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
PHH Mortgage Corporation
Mt. Laurel, NJ 08054

We have examined PHH Mortgage Corporation's (the "Company's") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for the Loan Platform (the "Platform") described in the accompanying Management's Report on Assessment of Compliance with SEC
Regulation AB Servicing Criteria ("Management's Assertion") as of and for the
year ended December 31,2012, excluding criteria 1122 (d)(3)(i)(c), (d)(4)(xv), and (d)(1)(iii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board (United States), and,
accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's assertion, for servicing criteria 1122(d)(2)(i),
1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(vii), 1122(d)(4)(viii), and
1122(d)(4)(xi), the Company has engaged a vendor to perform certain activities required by these servicing criteria. The Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation
AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations (Interpretation 17.06). As
permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for

(page)

the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company's determination of its eligibility to use Interpretation 17.06.

Our examination disclosed the following instance of material noncompliance with criteria applicable to the Company during the year ended December 31, 2012:

Standard          Description
1122(d)(4)(vii)   During the year ended December 31, 2012, it was determined certain foreclosure proceedings were not concluded in
                  accordance with the published Fannie Mae foreclosure
                  timelines.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for PHH Mortgage Corporation's
Regulation AB Platform as of and for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2013

  EX-34.3
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-34.4
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management's assessment, included in the accompanying
Assessment of Compliance with the Applicable Servicing Criteria, that the
Document Custody Section of the Corporate Trust Services division of Wells
Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's
Regulation AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the Platform), as of and for the twelve months ended December 31, 2012. Management has determined that servicing criteria
1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.
Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2013

  EX-34.5
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-35.1
(logo) FIRST REPUBLIC BANK
It's a privilege to serve you

Feb 28, 2013

Servicer Compliance Statement
For SEMT 2011-1 (see Schedule A)

(i) a review of the Servicer's activities during the reporting period from
January 1, 2012 through December 31, 2012 and of its performance under the
Agreement (each of the agreement and the Reconstitution Agreement as defined on Schedule A attached hereto) from the above referenced trust during such period has been made under such officer's supervision, and
(ii) to the best of such officers' knowledge, based on such review, the
Servicer has fulfilled all of its obligations under this Agreement and any applicable Reconstitution Agreement in all material respects throughout such reporting period (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

First Republic Bank

/s/ Lionel Antunes
Lionel Antunes
Vice President of Residential Lending
February 28, 2013

SCHEDULE A

1. Flow Mortgage Loan Sale and Servicing Agreement dated as of July 1, 2010, between Redwood Residential Acquisition Corporation and First Republic Bank, as
modified by Reconstitution Agreement dated March 1, 2011

San Francisco  Palo Alto  Los Angeles  Santa Barbara  Newport Beach  San Diego
Portland  Boston  Greenwich  New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR
(800) 392-1400, FAX (415) 392-1413

CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

  EX-35.2
PHH Mortgage
(logo) PHH

2001 Bishop Gate Blvd
Mount Laurel, NJ 08054

February 28, 2013

Re: Annual Compliance Statement

Attention: Servicer Compliance Team, Stephanie White
Address:   9062 Old Annapolis Road
           MAC X2302-033N2702-011
           Columbia, MD 21045

Deal Name: Sequoia 2011-1
PHH Investor code" G90 categories 001 and 002
Agreement: Mortgage Loan Flow Purchase, Sale and Servicing Agreement, dated as of July 21, 2010 between Redwood Residential Acquisition Corporate and PHH Mortgage Corporation as modified by the Assignment Assumption and Recognition Agreement dated March 1, 2011

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of
Regulation AB. The Undersigned hereby states that:

1. I am an authorized officer of PHH Mortgage Corporation (the "Servicer");

2. A review of the Servicer's activities during the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") and its performance under the Agreement has been made under my supervision; and

3. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk
Name: Greg Bronczyk
Title: Vice President

(logo) EQUAL HOUSING LENDER

  EX-35.3
(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 330
Mill Valley, California 94941

RE: Annual Statement as to Compliance

The undersigned, a duly authorized officer of Wells Fargo Bank, N.A. ("Wells
Fargo"), hereby certifies as follows for the calendar year 2012:

(a) a review of Wells Fargo's activities as assigned and agreed to under the servicing agreement(s) listed on Schedule A hereto (the "Servicing
Agreement(s)") and its performance under the Servicing Agreements has been made under my supervision; and

(b) to the best of my knowledge, based on such review Wells Fargo has fulfilled all of its obligations under the Servicing Agreement(s) in all material respects throughout the reporting period, except as noted in Schedule B.

March 1, 2013

/s/ Julie Eichler
JULIE EICHLER
Vice President

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule A

List of Servicing Agreement(s) and Series

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-1 Mortgage
Pass-Through Certificates,Series 2011-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-2 Mortgage
Pass-Through Certificates,Series 2011-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-1 Mortgage
Pass-Through Certificates,Series 2012-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-2 Mortgage
Pass-Through Certificates,Series 2012-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-3 Mortgage
Pass-Through Certificates,Series 2012-3, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-5 Mortgage
Pass-Through Certificates,Series 2012-5, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-6 MortgagePass-
Through Certificates,Series 2012-6, Wells Fargo Bank, N.A. as Master Servicer
and Securities Administrator, as applicable.

Wells Fargo Bank, N.A.

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule B

Material Instances of Non-Compliance

No instances to report

Wells Fargo Bank, N.A.

Exhibit B

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A
                                  Amendment No. 2

  (Mark one)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2012

      OR

  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from ____________ to ____________

      Commission file number: 333-159791-04

      Sequoia Mortgage Trust 2011-2
      (exact name of issuing entity as specified in its charter)

      Sequoia Residential Funding, Inc.
      (exact name of the depositor as specified in its charter)

      RWT Holdings, Inc.
      (exact name of the sponsor as specified in its charter)

  New York                                38-3851354
  (State or other jurisdiction of         38-3851355
  incorporation or organization)          (I.R.S. Employer
                                          Identification No.)

   c/o Wells Fargo Bank, N.A.
   9062 Old Annapolis Road
   Columbia, MD                                 21045
  (Address of principal executive               (Zip Code)
  offices)

 Telephone number, including area code: (410) 884-2000

  Securities registered pursuant to Section 12(b) of the Act:

    NONE.

  Securities registered pursuant to Section 12(g) of the Act:

    NONE.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes ___     No  X

  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

    Yes ___     No  X

  Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  X      No ___

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
  (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

    Not applicable.

  Indicate by check mark if disclosure of delinquent filers pursuant to Item
  405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part
  III of this Form 10-K/A or any amendment to this Form 10-K/A.

  Not applicable.

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer ___
   Accelerated filer ___
   Non-accelerated filer X (Do not check if a smaller reporting company)
   Smaller reporting company ___

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

    Yes ___     No  X

  State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

    Not applicable.

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
  Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    Not applicable.

  Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

    Not applicable.

  DOCUMENTS INCORPORATED BY REFERENCE

  List hereunder the following documents if incorporated by reference and the
  Part of the Form 10-K/A (e.g., Part I, Part II, etc.) into which the document is incorporated: (1)Any annual report to security holders; (2) Any proxy or information statement; and (3)Any prospectus filed pursuant to Rule 424(b)
  or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

    Not applicable.

                                     PART I

  Item 1.      Business.

               Omitted.

  Item 1A.     Risk Factors.

               Omitted.

  Item 1B.     Unresolved Staff Comments.

               None.

  Item 2.      Properties.

               Omitted.

  Item 3.      Legal Proceedings.

               Omitted.

  Item 4.      Mine Safety Disclosures.

               Omitted.

                                     PART II

  Item 5.      Market for Registrant's Common Equity, Related Stockholder
               Matters and Issuer Purchases of Equity Securities.

               Omitted.

  Item 6.      Selected Financial Data.

               Omitted.

  Item 7.      Management's Discussion and Analysis of Financial Condition and
               Results of Operations.

               Omitted.

  Item 7A.     Quantitative and Qualitative Disclosures About Market Risk.

               Omitted.

  Item 8.      Financial Statements and Supplementary Data.

               Omitted.

  Item 9.      Changes in and Disagreements With Accountants on Accounting and
               Financial Disclosure.

               Omitted.

  Item 9A.     Controls and Procedures.

               Omitted.

  Item 9B.     Other Information.

               None.

                                    PART III

  Item 10.     Directors, Executive Officers and Corporate Governance.

               Omitted.

  Item 11.     Executive Compensation.

               Omitted.

  Item 12.     Security Ownership of Certain Beneficial Owners and Management
               and Related Stockholder Matters.

               Omitted.

  Item 13.     Certain Relationships and Related Transactions, and Director
               Independence.

               Omitted.

  Item 14.     Principal Accounting Fees and Services.

               Omitted.

  ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB

Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

No single obligor represents 10% or more of the pool assets held by the issuing entity.

Item 1114(b)(2) of Regulation AB, Significant Enhancement  Provider Financial
Information.

No entity or group of affiliated entities provides any external credit enhancement or other support for the certificates within this transaction as described under Item 1114 (a) of Regulation AB.

Item 1115(b) of Regulation AB, Certain Derivatives Instruments (Financial
Information).

No entity or group of affiliated entities provides any derivative instruments or other support for the certificates within this transaction as described under
Item 1115 of Regulation AB.

Item 1117 of Regulation AB, Legal Proceedings.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle (the
"FHLB-Seattle") filed a complaint in the Superior Court for the State of
Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust,
Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the "FHLB-Seattle Defendants") alleging that the FHLB-Seattle Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Seattle Certificate") issued in the Sequoia
Mortgage Trust 2005-4 securitization transaction (the "2005-4 RMBS") and purchased by the FHLB-Seattle. Specifically, the complaint alleges that the alleged misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS,
(2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Seattle Certificate. The FHLB-Seattle alleges claims under the Securities Act of Washington (Section 21.20.005, et
seq.) and seeks to rescind the purchase of the Seattle Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received)
as well as attorneys' fees and costs. The Seattle Certificate was issued with an original principal amount of approximately $133 million, and, as of December
31, 2012, the FHLB-Seattle had received approximately $108 million of principal and $10.9 million of interest payments in respect of the Seattle Certificate.
As of December 31, 2012, the Seattle Certificate had a remaining outstanding principal amount of approximately $25 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood
Trust. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The FHLB-Seattle's claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation ("Schwab") filed a complaint in the Superior Court for the State of California in San Francisco
(case number CGC-10-501610) against the depositor and 26 other defendants
(collectively, the "Schwab Defendants") alleging that the Schwab Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the Schwab Defendants.
With respect to the depositor, Schwab alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Schwab Certificate") issued in the 2005-4 RMBS and purchased by Schwab. Specifically, the complaint alleges that the misstatements for the
2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Schwab Certificate. Schwab alleges a claim for negligent misrepresentation under California state law and seeks unspecified damages and attorneys' fees and costs. The Schwab Certificate was issued with an original principal amount of approximately $14.8 million, and, as of
December 31, 2012, Schwab had received approximately $12 million of principal and $1.3 million of interest payments in respect of the Schwab Certificate. As of December 31, 2012, the Schwab Certificate had a remaining outstanding principal amount of approximately $2.8 million. The depositor has denied
Schwab's allegations. The depositor believes that this case is without merit, and intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about October 15, 2010, the Federal Home Loan Bank of Chicago
("FHLB-Chicago") filed a complaint in the Circuit Court of Cook County,
Illinois (case number 10-CH-45033) against the depositor and more than 45 other named defendants (collectively, the "FHLB-Chicago Defendants") alleging that the FHLB-Chicago Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the FHLB-Chicago Defendants or entities controlled by them. FHLB-Chicago subsequently amended the complaint to name Redwood Trust and another one of
Redwood Trust's subsidiaries, RWT Holdings, Inc., as defendants. With respect to Redwood Trust, RWT Holdings, and the depositor, the FHLB-Chicago alleges that Redwood Trust, RWT Holdings, and the depositor made false or misleading statements in the offering materials for two mortgage pass-through certificates
(the "Chicago Certificates") issued in the Sequoia Mortgage Trust 2006-1 securitization transaction (the "2006-1 RMBS") and purchased by the
FHLB-Chicago. The complaint alleges that the alleged misstatements concern, among other things, the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2006-1 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans,
(4) ratings assigned to the Chicago Certificates, and (5) due diligence performed on these mortgage loans. The FHLB-Chicago alleges claims under
Illinois Securities Law (815 ILCS Sections 5/12(F)-(H)) and North Carolina
Securities Law (N.C.G.S.A. Section 78A-8(2) & Section 78A-56(a)) as well as a claim for negligent misrepresentation under Illinois common law. On some of the causes of action, the FHLB-Chicago seeks to rescind the purchase of the Chicago
Certificates and to collect interest on the original purchase prices at the statutory interest rate of 10% per annum from the dates of original purchase
(net of interest received). On one cause of action, the FHLB-Chicago seeks unspecified damages. The FHLB-Chicago also seeks attorneys' fees and costs. The first of the Chicago Certificates was issued with an original principal amount of approximately $105 million and, at December 31, 2012, the FHLB Chicago had received approximately $68 million of principal and $23 million of interest payments in respect of this Chicago Certificate. As of December 31, 2012, this
Chicago Certificate had a remaining outstanding principal amount of approximately $37 million. The second of the Chicago Certificates was issued with an original principal amount of approximately $379 million and, at
December 31, 2012, the FHLB Chicago had received approximately $244 million of principal and $78 million of interest payments in respect of this Chicago
Certificate. As of December 31, 2012, this Chicago Certificate had a remaining outstanding principal amount of approximately $133 million (after taking into account approximately $1.6 million of principal losses allocated to this
Chicago Certificate). The depositor, Redwood Trust, and RWT Holdings have denied FHLB-Chicago's allegations. The depositor believes that this case is without merit, and the depositor intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2006-1
RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses.
Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions).
Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law or regulation in the conduct of their business.

In fact, the sponsor and its affiliates have received, and responded to, information requests and subpoenas from two governmental authorities (one by the SEC relating to the sponsor's CDO business and one by the National Credit
Union Administration relating to a residential mortgage securitization conducted by the sponsor and the depositor). It is possible that the sponsor, the depositor, the seller or their affiliates might not be successful in defending or responding to any litigation, governmental investigation or related action and any losses incurred as a result of the resolution of any such action or investigation could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates. In any case, regardless of the merits of any allegation or legal action that may be brought against the sponsor, the depositor, the seller or their affiliates, or of their success in defending against such allegations or legal actions, the costs of defending against any such allegation or legal action may be significant or material and could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates.

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related
Transactions.

The seller, the sponsor and the depositor are each wholly-owned subsidiaries of
Redwood Trust, Inc. Credit Suisse Securities (USA) LLC, an underwriter, is an affiliate of DLJ Mortgage Capital, Inc. from which the depositor purchased some of the mortgage loans as to which PHH Mortgage Corporation and First Republic
Bank are the originators. Select Portfolio Servicing, Inc., a servicer of 4.90%
by cut-off date stated principal balance of the mortgage loans, is an affiliate of Credit Suisse Securities (USA) LLC, and DLJ Mortgage Capital, Inc. owns the servicing rights to such mortgage loans.

Wells Fargo Bank, N.A., which is the master servicer, securities administrator and custodian, is also an originator and initial servicer of 7.98% by cut-off date stated principal balance of the mortgage loans. Wells Fargo Securities,
LLC, an underwriter, is an affiliate of Wells Fargo Bank, N.A.

There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, any servicer, the custodian, the master servicer or either originator of the mortgage loans on the other hand.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

The reports on assessment of compliance with the servicing criteria for asset-backed securities and the related attestation reports on such assessments of compliance are attached hereto under Item 15.

The registrant has prepared the Table below in connection with this transaction. The Table shows, in one compiled format, which entity participating in a servicing function for this transaction was assigned responsibility for each criterion in Item 1122(d). In the Table below, certain criteria are not applicable, given the structure of the offering, and accordingly no entity is assigned responsibility for such criteria.

Also, U.S. Bank National Association ("U.S. Bank"), the trustee, does not participate in any servicing function for the transaction that is the subject of this 10-K filing. Therefore, there is no reference to U.S. Bank in the chart below; nor does this 10-K filing include any assessment or auditor report from
U.S. Bank. Finally, any discrepancies between the chart below and the assessment of compliance exhibit provided by any party listed in the chart is explained by the fact that the chart is specific to the transaction that is the subject of this 10-K filing, whereas each party's respective assessment of compliance is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing.

SEQUOIA RESIDENTIAL FUNDING, INC.
SEMT 2011-2
Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Wells Fargo   PHH Mortgage  First      SunTrust       QBE First
Reference                                                       Bank, as      Corp.         Republic   Mortgage       Insurance
                                                                Master                      Bank                      Agency, Inc.
                                                                Servicer,
                                                                Securities
                                                                Administrator
                                                                and Paying
                                                                Agent

                   General Servicing Considerations

1122(d)(1)(i)      Policies and procedures are instituted        X             X             X          X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are      X             X             X          X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A        N/A            N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions      X             X             X          X              X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration

1122(d)(2)(i)      Payments on pool assets are deposited         X             X             X          X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on       X             X             X          X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X             X             X          X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,     X             X             X          X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a    X             X             X          X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to      X             X             X          X              X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly     X             X             X          X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting

1122(d)(3)(i)      Reports to investors, including those to be   X             X             X          X
                   filed with the Commission, are maintained                   (Except NOT   (Except
                   in accordance with the transaction                          1122(d)(3)    NOT 1122
                   agreements and applicable Commission                        (i)(C))       (d)(3)(i)
                   requirements. Specifically, such reports                                  (C))
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and    X             X             X          X
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are         X             X             X          X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the         X             X             X          X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                       X             X          X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                       X             X          X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions                    X             X          X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any                      X             X          X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the                        X             X          X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or                        X             X          X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions                         X             X          X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts                      X             X          X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates                      X             X          X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for                       X             X          X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor                       X             X          X              X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                               X             X          X              X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an                          X             X          X              X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and               X             X             X          X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

SEQUOIA RESIDENTIAL FUNDING, INC. (continued)
SEMT 2011-2
Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Select        U.S.Bank      Wells      Wells Fargo
Reference                                                       Portfolio     National      Fargo      Bank, as
                                                                Servicing     Association,  Bank,      Custodian
                                                                              as Trustee    N.A., as
                                                                                            Servicer

                   General Servicing Considerations

1122(d)(1)(i)      Policies and procedures are instituted        X             X             X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are      X             X             X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A        N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions      X             X             X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration

1122(d)(2)(i)      Payments on pool assets are deposited         X             X             X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on       X             X             X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X             X             X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,     X             X             X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a    X             X             X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to      X             X             X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly     X             X             X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting

1122(d)(3)(i)      Reports to investors, including those to be                 X             X
                   filed with the Commission, are maintained
                   in accordance with the transaction
                   agreements and applicable Commission
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and                  X             X
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are                       X             X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the                       X             X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                                     X          X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                                     X          X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions                    X             X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any        X                           X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the          X                           X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or          X                           X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions           X                           X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts        X                           X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates        X                           X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for         X                           X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor         X                           X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                 X                           X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an            X                           X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and               X                           X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other                           X
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

PHH Mortgage Corporation

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by PHH Mortgage (the "2012 PHH Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Item and 1122(d)(4)(vii) of Regulation AB. The 2012 PHH
Assessment is attached to this Form 10-K/A as exhibit 33.2.

1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure
and repossession procedures that were not concluded in
accordance with the timelines in the transaction agreements
were outside the control of the Asserting Party.

PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a 'material instance of noncompliance' because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for
PHH Mortgage Corporation to remediate. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in this Sequoia transaction.

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. The published Fannie
Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie
Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation.
These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. The above-described delays have had no effect on the transactions involving the subject loans. None of the subject loans were included in this Sequoia transaction.

SunTrust

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by SunTrust Mortgage, Inc. (the "2012 SunTrust Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Items 1122(d)(1)(ii), 1122(d)(2)(v),
1122(d)(4)(vi), and 1122(d)(4)(vii) of Regulation AB. The 2012 SunTrust
Assessment is attached to this Form 10-K/A as exhibit 33.5.

1122(d)(1)(ii)
SunTrust Mortgage, Inc. discovered that there were inconsistent procedures in place related to supplier functions, and that vendor management procedures were not effectively being performed and evidenced including due diligence, license monitoring, and performance management.
Remediation Activities
SunTrust Mortgage, Inc. has implemented a formal Vendor Management program to provide oversight of all supplier functions, including the review of vendor monitoring reports, vendor scorecard performance, and license monitoring.

(d)(2)(v)
SunTrust Mortgage, Inc. determined that certain custodial accounts are not held at an institution with the rating as set forth in the transaction documents.
Remediation Activities
SunTrust Mortgage, Inc. has moved certain accounts and will transfer the remaining affected custodial accounts to an appropriately rated bank by May 1,
2013.

(d)(4)(vi)
SunTrust Mortgage, Inc.'s loan modifications processes in some cases did not meet certain time frames and did not adequately communicate with borrowers in connection with loss mitigations reviews.
Remediation Activities
In 2012, SunTrust Mortgage, Inc. revised procedures, enhanced management pipeline reports, and strengthened quality assurance inspection points, all directed towards closing the gaps in the loss mitigation review process.

(d)(4)(vii)
SunTrust Mortgage, Inc. experienced foreclosure timeline delays due to extended loss mitigation processing timelines, environmental delays including those in the court system, and the implementation of new legislation and regulation.
Remediation Activities
SunTrust Mortgage, Inc. updated its procedures, created milestone tracking reports, enhanced its staffing models for this process and strengthened its quality assurance inspection points, all directed towards ensuring that all controllable foreclosure timeline delays are addressed.

Wells fargo Bank

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by the Corporate Trust Services division of Wells Fargo Bank (the "2012 Wells
Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Items
1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. The 2012 Wells Assessment
is attached to this Form 10-K/A as exhibits 33.7 and 33.9.

There were instances of noncompliance for the transaction to which this Form
10-K/A relates that led to Wells Fargo's determination that there was material instances of noncompliance at the platform level. However, such instances of noncompliance were not deemed material at the transaction level and therefore were not identified on the Item 1123 certification attached to this Form 10-K/A on exhibit 33.5.

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

For purposes of Wells Fargo's disclosure below, reference is made to the following defined terms.

"2012 Assessment" means, with respect to its Platform, the assessment of compliance with applicable Item 1122(d) servicing criteria prepared by management of Wells Fargo relating to the 2012 Reporting Period.

"2012 Attestation" means the compliance attestation report of KPMG LLP, the independent registered public accounting firm engaged by Wells Fargo to issue such compliance attestation report in connection with the 2012 Assessment, for the 2012 Reporting Period.

"2012 Item 1122 Compliance Reports" means the 2012 Assessment and 2012
Attestation.

"2012 Reporting Period" means as of and for the year ending December 31, 2012.

"Identified Payment Errors" means, with respect to the 2012 Reporting Period, the payment errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Identified Reporting Errors" means, with respect to the 2012 Reporting Period, the reporting errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Model" means the Model Input, the Model Program and the processes related to the Model Input and the Model Program that function together for the purpose of calculating payments in accordance with the requirements of relevant transaction documents.

"Model Errors" refers to Model Input Errors and Model Program Errors.

"Model Input" means data that is transmitted electronically or manually to a
Model such as data from a servicer, data from financial services information providers, cash adjustments (such as reimbursable expenses) and information from programs that perform interim calculations.

"Model Input Errors" means inaccurate or incomplete Model Input information, inaccuracies in receiving or processing Model Input information or inaccuracies in manual non-automated processing that lead to payment errors.

"Model Program" means Model programming logic designed to calculate payments in accordance with transaction document requirements.

"Model Program Errors" means inaccurate or incomplete programming or logic in the Model that does not produce calculations in accordance with the transaction documents and therefore causes payment errors and/or reporting errors.

"Platform" means the trustee/master servicer/securities administrator/paying agent platform designed by Wells Fargo that corresponds to the 2012 Assessment consisting of approximately 2000 RMBS transactions in addition to other commercial mortgage-backed security and asset-backed security transactions.

"RMBS" means residential mortgage-backed securities.

"Wells Fargo" means the Corporate Trust Services division of Wells Fargo Bank,
N.A.

Regarding specific failures in processes relating to waterfall calculations and reporting:

Wells Fargo develops a unique Model for each transaction in its Platform. On the whole, there are millions of calculations performed by the Models each payment period for the thousands of transactions in the Platform.

Wells Fargo's waterfall payment calculation and reporting functions can be categorized into three processes:
*Model Inputs,
*Model Programs, and
*transmission of each Model's output to the processes and systems that generate investor reports.

In the 2012 Reporting Period, there were 84
Identified Payment Errors on RMBS transactions .

*40 of the 84 Identified Payment Errors resulted from Model Input Errors. For example , in certain transactions, defaulted fixed rate loans became subject to unanticipated rate modifications when the loans were modified in accordance with industry loan modification initiatives. Because the transaction documents did not contemplate the rate modifications, the Model Input process had to be manually adapted to incorporate the rate changes. Model Input Errors occurred when the manual adjustments were made.

*44 of the 84 Identified Payment Errors resulted from Model Program Errors.
For example, in many RMBS transactions, at the point credit support is depleted
(i.e. the principal balance of the subordinate bonds is reduced to zero), payment allocations to the remaining senior bonds shift from a sequential payment priority to a pro rata payment priority. In many cases, the transaction documents require such shift to occur "on and after" the month in which credit support is depleted and in other transactions the shift occurs "after" the month in which credit support is depleted. Model Program Errors occurred when some Model Programs shifted payment allocations from sequential to pro rata in the wrong month inconsistent with the applicable transaction documents. In addition, with respect to transaction documents which direct the payment priority shift "on and after" credit support depletion, Model Program Errors occurred because proper effect was not given to the word "on". There is an order of operations in every waterfall that directs payments to bonds first and allocations of losses to bonds second. Because credit support depletion most often occurs from the allocation of losses to subordinate bonds, this order of operation (i.e. payments first; losses second) would have to be reversed to make a payment priority shift on the credit support depletion date. Model
Program Errors occurred when the order of operations was not reversed in this manner.

For the 2012 Reporting Period, there were 148 Identified Reporting Errors on
RMBS transactions .

*84 of the 148 Identified Reporting Errors resulted from the 84 Identified
Payment Errors. Inaccurate payments led to inaccurate reporting.

*64 of the 148 Identified Reporting Errors were unrelated to the Identified
Payment Errors.

**36 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete bond reporting. Some examples of these 36 Identified Reporting Errors include inaccurate reporting variables related to investor payments, incorrect tranche balance reporting and incorrect trigger reporting.
**28 of the 64 Identified
Reporting Errors resulted from inaccurate/incomplete mortgage loan reporting.
Some examples of these 28 Identified Reporting Errors include incorrect information on the collateral statement portion of the investor report, inaccurate delinquency reporting and inaccurate loan level performance reporting.

What you mean by "unprecedented levels of collateral degradation" and why that would have any effect on the calculation of the waterfall:

"Unprecedented levels of collateral degradation" refers to the significant decrease in mortgage loan performance experienced by RMBS transactions generally over the past several years. The significant decrease in loan performance is evidenced by the fact that over 50 percent of the RMBS transactions in Wells Fargo's Platform have reached credit support depletion.
This is a significant event because waterfall payment priorities for the senior bonds typically change at that point.

One reason why high levels of RMBS mortgage loan performance degradation affect waterfall calculations is because such degradation contributes to Model Input
Errors. One example of such Model Input Errors relates to the extensive level of mortgage loan delinquencies and the resulting extensive levels of servicer advancing. High levels of advancing lead to both high advance recoveries by servicers in single distribution periods and increased servicer stop advance decisions. These phenomena require manual processing which can result in Model
Input Errors.

The high level of RMBS mortgage loan performance degradation has also contributed to Model Program Errors. The extensive collateral losses in RMBS transactions have triggered waterfall scenarios that were considered unlikely to occur at the inception of the transactions (if they were considered at all)
and were not as clearly detailed as other provisions in the transaction agreements that direct waterfall calculations and distributions. At Model creation, those waterfall scenarios were not forecasted to reach the levels of underperformance that RMBS mortgage loans have experienced. Because of such lack of forecasting and the absence of benchmark data for such scenarios from the underwriters/sponsors of the transactions or other sources, Wells Fargo was unable to test and validate such waterfall scenarios. As a result, Model
Program Errors occurred.

What you mean by "adapted over time":

"Adapted over time" refers to the fact that Model Programs and Model Inputs and the processes related to Model Programs and Model Inputs are, over the life of a transaction, constantly being adjusted in an effort to ensure accurate payments. Continual adjustments are required because the transactions and securities to which the Models relate are very complex and the technology and processes related to Model Programs and Model Inputs are equally complex. The level of adjustment needed for Model Programs, Model Inputs, and related processes increased as mortgage loan performance degradation increased.

Regarding "Payment Errors" and "Reporting Errors":

The Identified Payment Errors and the Identified Reporting Errors were generally similar in type to the payment and reporting errors that led to the determination that there was a material instance of noncompliance for the 2011 assessment of compliance. However, the transactions on which the errors occurred and the exact circumstances and details giving rise to the Identified
Payment Errors and Identified Reporting Errors in 2012 were different than
2011. The correction of the 2011 identified payment errors and reporting errors was specific to the Models for the affected transactions and such corrections do not preclude the possibility that a similar type of error would occur on a different transaction with a different Model in 2012.

Examples of Model Program Errors that occurred similarly in both years involve
(i) post-credit support depletion loss allocation methodology and payment priority rules (e.g., pro rata versus sequential), and (ii) the calculation of group-directed cash flows, interest calculation elements (rate, accrual day logic, etc.), and pre-credit support depletion loss allocation.

Examples of Model Input Errors that occurred similarly in both years involve
(i) improper coding of cash adjustments and using incorrect prior month data,
(ii) loan modification inputs related to capitalization of delinquent amounts and the recovery of advances related thereto and modified interest rates in certain transaction structures, and (iii) cash adjustments related to servicer advance reimbursements that caused errors in certain calculations (e.g., the net weighted average coupon rate calculations).

Comparing the Identified Reporting Errors to the identified reporting errors in
2011, a substantial number in each year were caused by the payment errors
(i.e., reporting an incorrect payment). There were other reporting errors in both years that related to missing and incorrect bond information and missing and incorrect mortgage loan information.

Whether the payment errors resulted in overpayments or underpayments to investors:

In most cases, the Identified Payment Errors were a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Therefore, most of the Identified Payment Errors consisted of overpayments and underpayments that netted to zero because all the cash that was received from a transaction party in a payment cycle was distributed to investors or other transaction parties on the related payment date .

The types of reporting errors that occurred and how they related to the payment errors:

84 of the 148 Identified Reporting Errors were caused by the Identified Payment
Errors in that the incorrect payment led to incorrect reporting. Since the
Identified Payment Errors were calculated incorrectly, the payments were reported incorrectly. The remaining 64 of the 148 Identified Reporting Errors were not caused by the Identified Payment Errors. Those 64 Identified Reporting
Errors consisted of missing or inaccurate information related to various bond reporting and mortgage loan reporting elements.

Whether investors whose payments were impacted were notified of the errors and, if so, how they were notified:

Investors received notice of the Identified Payment Errors by means of the posting to Wells Fargo's website of corrected payment date statements.
Investors received notice of Investor Reporting Errors by either a revised statement in connection with a restatement of the affected distributions or by correcting the reporting error on the next payment date statement.

Whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made:

With one exception , Identified Payment Errors that resulted in underpayments to investors were rectified by means of restating affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.

Whether any future payments were adjusted to account for overpayments:

With one exception described in footnote 8, Identified Payment Errors that resulted in overpayments to investors were rectified by restating the affected distribution periods. Except with respect to one Identified Payment Error on one transaction unrelated to the transactions to which the Comment Letter relates, no future payments were adjusted in connection with overpayment errors. In that one case, distributions to one class of certificates were adjusted over three distribution dates and such adjustment was disclosed on the respective distribution date statements.

Regarding remediation of the identified errors and any adjustments to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors:

The specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors:

Except as discussed in footnote 8, Wells Fargo has remediated all of the 84
Identified Payment Errors through restatements of the affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.
Wells Fargo has remediated all 148 Identified Reporting Errors by either issuing a revised statement in connection with a restatement of the affected payments or by ensuring that the reporting element in question was correctly reported on the next payment date statement.

The specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform:

Wells Fargo has determined to address not only the specific errors that led to the determination of material instances of non-compliance on the RMBS component of its Platform, but also to take proactive measures to identify other problems with its Models that could cause payment or reporting errors. Accordingly,
Wells Fargo has undertaken an expansive project to identify, rectify and prevent problems with its Models and the individual transactions that exhibited these problems. Wells Fargo is in the early stages of this project. Due to the size of the RMBS component of its Platform, this is a long term, intensive project involving significant internal and external resources. In conjunction with other steps taken, Wells Fargo believes that this initiative will result in ongoing improvements to its payment and reporting processes.

Any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future:

Throughout 2012 and 2013, Wells Fargo has adopted numerous other initiatives in an effort to add rigor to its operational processes and quality control measures. The initiatives relate to both preventing Model Errors and identifying and correcting Model Errors. Examples of measures to prevent Model
Errors include, among other things, enhancements to its (i) new Model creation procedures, (ii) procedures for pre-closing review of waterfall language in transaction documents, and (iii) procedures for pre-payment date testing of transaction level payment calculations and reporting elements. Examples of measures to identify and correct Model Errors include, among other things, (a)
enhanced procedures relating to Model revisions, (b) the creation of a team charged with conducting a careful analysis of every Model Error to determine if any additional controls are necessary to prevent the errors from re-occurring, and (c) the creation of a team to proactively perform Model Program corrections to prevent future Model Errors. Wells Fargo has hired over two dozen additional staff and reorganized various teams to more effectively manage the above-mentioned operational processes and quality control measures.

^1While there were also some Identified Payment Errors on CMBS and ABS transactions in the Platform, Schedule B to the 2012 Assessment says "[T]he identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the
Platform had occurred was limited to certain RMBS transactions in the Platform.
There were no identified Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform".
Accordingly, the statistics provided in this response relating to Identified
Payment Errors and Identified Reporting Errors are limited to RMBS transactions in the Platform.

^2Because it would be impractical to provide a detailed
explanation of each of the 84 Identified Payment Errors, Wells Fargo has endeavored in its responses to questions 5, 6 and 7 to provide meaningful examples of the Identified Payment Errors and Identified Reporting Errors. The
examples are illustrative but not representative of every individual error or error type.

^3See footnote 1.

^4A stop advance decision is made by a servicer when, with respect to any advance made in the past or any proposed future advance, it determines that such advances will not be recoverable from collections on the loan or from liquidation proceeds.

^5There were principally two types of benchmark data used: decrement tables and underwriter/sponsor cash flow projections. The decrement tables in offering documents generally only projected out at pricing speeds with zero loss assumptions. Reconciling Models with those decrement tables based on those assumptions would not have exposed the stresses on the Model Programs resulting from the significant mortgage loan performance degradation in recent years. In addition, cash flow projections received from the underwriters/sponsors at the time of deal issuance were projected at minimal losses which were not severe enough to expose the stresses on the Model Programs resulting from the significant collateral degradation in recent years.

^6While most Identified Payment Errors netted to zero, a small number of the
Identified Payment Errors did not net to zero. Identified Payment Errors that did not net to zero occurred when, inadvertently, either (i) less than 100 percent the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date leaving cash in the transaction's distribution account or (ii) an amount greater than 100 percent of the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date causing an overdraft of the transaction's distribution account.
The scenario described in clause (i) explains the majority of circumstances where overpayments and underpayments did not net to zero.

^7As used in this response, the term "restatement" and the phrase "restating affected distribution periods" means the correction of an overpayment or underpayment experienced by a class of book-entry securities by (i) submitting a revised payment date statement for each affected distribution period to the
Depository Trust Company ("DTC") by which the DTC adjusts the accounts of the overpaid and underpaid classes, and (ii) the posting of such revised payment date statement to Wells Fargo's website. In accordance with its current policy, the DTC revises up to twelve months of affected distributions. On a limited number of occasions when the affected distribution periods extended beyond such twelve month time frame, Wells Fargo included adjustments for the additional distribution periods in the restatement of the twelve distribution periods and notified investors of this fact on the revised payment date statements. The process is similar for physical securities except that Wells Fargo interacts directly with affected holders as opposed to interacting with the DTC.

^8There is one underpayment of $4992.92 (and a corresponding overpayment of the same amount) from March 2012 which has not been remedied. The underpayment did not occur on any transaction to which the Commission's Comment Letter directly relates. Wells Fargo is in the process of determining an appropriate course of action with regard to this underpayment.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

Item 1123 of Regulation AB, Servicer Compliance Statement.

The servicer compliance statements are attached hereto under Item 15.

                               Part IV

  Item 15. Exhibits, Financial Statement Schedules.

  (a) Exhibits.

  (31) Rule 13a-14(d)/15d-14(d) Certification.

  (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 First Republic Bank as Servicer
    33.2 PHH Mortgage Corporation as Servicer
    33.3 QBE FIRST Insurance Agency, Inc. as Sub-Contractor for SunTrust Mortgage, Inc.
    33.4 Select Portfolio Servicing, Inc. as Servicer
    33.5 SunTrust Mortgage, Inc. as Servicer
    33.6 Wells Fargo Bank, N.A. as Servicer
    33.7 Wells Fargo Bank, N.A. as Paying Agent
    33.8 Wells Fargo Bank, N.A. as Custodian
    33.9 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 First Republic Bank as Servicer
    34.2 PHH Mortgage Corporation as Servicer
    34.3 QBE FIRST Insurance Agency, Inc. as Sub-Contractor for SunTrust Mortgage, Inc.
    34.4 Select Portfolio Servicing, Inc. as Servicer
    34.5 SunTrust Mortgage, Inc. as Servicer
    34.6 Wells Fargo Bank, N.A. as Servicer
    34.7 Wells Fargo Bank, N.A. as Paying Agent
    34.8 Wells Fargo Bank, N.A. as Custodian
    34.9 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 First Republic Bank as Servicer
    35.2 PHH Mortgage Corporation as Servicer
    35.3 Select Portfolio Servicing, Inc. as Servicer
    35.4 Wells Fargo Bank, N.A. as Servicer
    35.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (b) Not applicable.

   (c) Omitted.

                          SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities
  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Sequoia Residential Funding, Inc.
   (Depositor)

   /s/ John Isbrandtsen
   John Isbrandtsen, Chairman of the Board and Chief Executive Officer
   (senior officer in charge of securitization of the depositor)

    Date:   October __, 2013

  Exhibit Index

  Exhibit No.

   (31) Rule 13a-14(d)/15d-14(d) Certification.

   (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 First Republic Bank as Servicer
    33.2 PHH Mortgage Corporation as Servicer
    33.3 QBE FIRST Insurance Agency, Inc. as Sub-Contractor for SunTrust Mortgage, Inc.
    33.4 Select Portfolio Servicing, Inc. as Servicer
    33.5 SunTrust Mortgage, Inc. as Servicer
    33.6 Wells Fargo Bank, N.A. as Servicer
    33.7 Wells Fargo Bank, N.A. as Paying Agent
    33.8 Wells Fargo Bank, N.A. as Custodian
    33.9 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 First Republic Bank as Servicer
    34.2 PHH Mortgage Corporation as Servicer
    34.3 QBE FIRST Insurance Agency, Inc. as Sub-Contractor for SunTrust Mortgage, Inc.
    34.4 Select Portfolio Servicing, Inc. as Servicer
    34.5 SunTrust Mortgage, Inc. as Servicer
    34.6 Wells Fargo Bank, N.A. as Servicer
    34.7 Wells Fargo Bank, N.A. as Paying Agent
    34.8 Wells Fargo Bank, N.A. as Custodian
    34.9 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 First Republic Bank as Servicer
    35.2 PHH Mortgage Corporation as Servicer
    35.3 Select Portfolio Servicing, Inc. as Servicer
    35.4 Wells Fargo Bank, N.A. as Servicer
    35.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  EX-31 Rule 13a-14(d)/15d-14(d) Certification.

  I, John Isbrandtsen, certify that:

  1.I have reviewed this report on Form 10-K/A and all reports on Form 10-D required to be filed in respect of the period covered by this report on
    Form 10-K/A of Sequoia Mortgage Trust 2011-2 (the "Exchange Act periodic reports");

  2.Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

  4.Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreements in all material respects; and

  5.All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with
    Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18
    have been included as an exhibit to this report, except as otherwise disclosed in this report.  Any material instances of noncompliance described in such reports have been disclosed in this report on Form
    10-K/A.

    In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: First
    Republic Bank as Servicer, PHH Mortgage Corporation as Servicer, QBE
    FIRST Insurance Agency, Inc. as Sub-Contractor for SunTrust Mortgage,
    Inc., Select Portfolio Servicing, Inc. as Servicer, SunTrust Mortgage,
    Inc. as Servicer, U.S. Bank National Association as Trustee, Wells Fargo
    Bank, N.A. as Servicer, Wells Fargo Bank, N.A. as Paying Agent, Wells Fargo
    Bank, N.A. as Custodian and Wells Fargo Bank, N.A. as Master Servicer and
    Securities Administrator.

    Dated:   October __, 2013

    /s/ John Isbrandtsen
    Signature

    Chairman of the Board and Chief Executive Officer
    (senior officer in charge of securitization of the depositor)

  EX-33.1
(logo) FIRST REPUBLIC BANK
It's a priviledge to serve you

Management Assessment

Management of First Republic Bank (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of
Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the Platform) as of and for the year ended December 31, 2012, except for servicing criteria Item
1122(d)(1)(iii), 1122(d)(3)(i)(C), and Item 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the
Platform. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

With respect to servicing criteria Item 1122(d)(4)(iv), 1122(d)(4)(xi), and
1122(d)(4)(xii), management has engaged various vendors to perform the activities required by these servicing criteria. The Bank's management has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Bank's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The
Bank's management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

The Bank's management has assessed the Bank's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB, except for the servicing criteria listed above, which the Bank has determined are not applicable to the activities it performs.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the
Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2012.

/s/ Willis H. Newton, Jr.                                       Feb 26, 2013
Willis H. Newton Jr.                                            Date
Executive Vice President and Chief Financial Officer

San Francisco   Palo Alto     Los Angeles   Santa Barbara   Newport Beach
San Diego       Portland      Boston        Greenwich       New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR (800)
392-1400, FAX (415) 392-1413
CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

(page)

/s/ Nancy Segreto                                               2-26-2013
Nancy Segreto                                                   Date
Senior Vice President, Lending Services

/s/ Tony Sachs                                                  2-26-2013
Tony Sachs                                                      Date
Vice President, Lending Strategy, Products, and Sales

(page)

APPENDIX A

Investor #         Investor Name                                          Loan Count                        Balance

 70                Intrepid LLLP                                             10                                 $7,994,983.10
120                Redwood Trust (Bear Stearns)                              41                                $37,883,732.22
122                Sequioa 2007-2                                            54                                $59,087,187.83
123                SEMT 2007-3                                               14                                $18,859,040.60
162                Citigroup Mortgage Loan Turst Series 2005-6               43                                $25,911,492.79
163                SAMI II 2005-AR5                                         117                               $120,160,081.38
164                MLCC 2005-3                                               52                                $48,689,894.02
165                MLMI 2005-A10                                             39                                $39,284,676.72
166                Redwood Residential Acquisition Corp                       4                                 $3,633,378.93
167                Sequoia Mortgage Trust 2011-1                             68                                $67,482,607.62
168                Sequoia Mortgage Trust 2011-2                            147                               $113,988,859.58
169                Sequoia Mortgage Trust 2012-1                            163                               $168,721,787.16
171                Barclays Bank PLC                                          4                                 $6,582,000.00
172                SEMT 2012-2                                              135                               $135,890,347.31
174                Sequoia Mortgage Trust 2012-3                            103                               $108,554,512.42
175                Harbor View 2003-2(formerly Greenwich)                    23                                $16,076,535.52
176                Harbur View 2004-1(formerly Greenwich)                    46                                $29,985,340.12
177                Harbor View 2004-5(formerly Greenwich)                     9                                 $5,265,374.66
178                Harbor View 2006-6                                         1                                   $429,762.53
179                Harbor View 2007-5                                         7                                 $3,735,546.36
l80                MASTR 2003-5(formerly UBS Warburg)                         4                                 $3,143,362.16
181                Sequoia Mortgage Trust 2012-5                             78                                $76,875,140.83
185                MASTI 2003-4 (formerly UBS Warburg)                       17                                $12,120,429.47
186                MASTR 2005-2                                               1                                    $12,839.67
191                CSFB 2004-5                                                3                                 $1,114,012.87
192                CSFB 2004-6                                                7                                 $1,561,012.61
193                CSFB 2004-7                                                1                                   $444,108.79
195                MLMI 2005-A1                                              44                                $28,660,637.92
196                Merrill Lynch Bank                                        44                                $35,856,761.51
197                MLCC 2006-2                                               80                                $55,400,415.59
199                Sequoia Mortgage Trust 2012-4                             69                                $72,206,357.23
200                Sequoia Mortgage Trust 2012-6                             38                                $37,656,789.90
201                JP Morgan Mortgage Acq. Corp                             436                               $319,090,820.03
210                Washington Mutual (formerly Bank United of Texas)          1                                    $56,975.66
211                BANA                                                      92                               $115,503,384.77
215                Bank United N.A.                                          63                                $69,123,491.03
216                North Valley Bank                                         27                                $28,994,038.66
217                Signature Bank                                            20                                $28,654,257.53
218                RBS Financial Products Inc                               347                               $330,566,850.56
227                Washington Mutual (formerly Bank United of Texas)          4                                   $301,855.33
243                Chase Mortgage Services, Inc                               2                                   $255,984.46
244                Independent National Mortgage                              1                                   $385,943.40
248                Washington Mutual Bank, Flow Sales (PNC)                   3 .                                 $826,426.21
250                CitiMortgage                                               9                                 $3,857,846.66
255                Thornburg Mortgage (WAMU Master Servicer)                  1                                   $403,701.24
260                CitiMortgage                                              17                                 $3,317,122.15
312                Residential Funding                                       55                                $26,217,993.01
313                BofA Funding 2011-SD1                                      2                                 $1,014,765.35
330                U.S. Bank                                                  2                                   $307,651.05
355                Thornburg Mortgage (Wells Fargo Master Servicer)         871                               $688,618,418.12
356                Thornburg 2008-1                                           5                                 $5,670,049.38
357                Everbank                                                  47                                $50,426,112.17
414                Federal Home Mortgage Loan Association                     9                                   $704,505.33
415                FNMA MBS                                                   9                                   $922,650.62
510                CitiMortgage                                               7                                 $1,147,231.86
515                Fannie Mae-Laser                                       4,017                             $1,445,497,154.58
516                Bank of New Canaan                                         3                                 $4,673,224.00
614                Federal Home Loan Mortgage Association                     1                                    $61,851.56
633                Chase Mortgage Services, Inc                               3                                   $215,198.76
636                Bank United of Florida                                     1                                    $41,922.09
637                Bank of America                                            4                                   $403,913.94
720                2002-FRB2 REMIC                                           35                                $23,978,140.69
730                2002-FRB1 REMIC                                           61                                $42,313,140.10
740                200l-FRB1 REMIC                                           66                                $52,205,351.83
750                Washington Mutual Bank                                     1                                   $477,378.21
760                2000-FRB1 REMIC                                           23                                 $9,480,511.69
770                Bear Stearns                                               15                                 $5,811,126.62
775                AAR BART 2003-5 (Bear Stearns)                             40                                $17,953,862.58
777                HVMLT 2006-13                                              1                                   $750,000.00
780                2000-FRB2 REMIC                                           37                                $21,266,449.08

                                                                 Total    7,804                             $4,644,765,310.53

  EX-33.2
(logo) PHH Mortgage
PHH

3000 Leadenhall Road
Mount Laurel, NJ 08054

David E. Tucker
President, PHH Mortgage Corporation

Tel: (856)917.6824
Fax: {856) 917.4278
dave.tucker@phh.com
www.phh.com

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB
SERVICING CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"),
except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(xv) and
(d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report (the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122 (d)(2)(i), (d)(2)(ii), (d)(4)(iv),
(d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Assetiing Party served as servicer (the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2012 and for the Reporting Period and has concluded that the
Asserting Party has complied, in all material respects, with the Applicable
Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard         Description
1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure and repossession procedures that were not concluded in
                 accordance with the timelines in the transaction agreements were outside the control of the Asserting Party.

De1oitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing
Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2013

/s/ David E. Tucker
David E. Tucker
President

/s/ Martin L. Foster
Martin L. Foster
Senior Vice President - Loan Servicing

(logo) Sequoia Residential Funding, Inc.

March 28, 2013

     We have been advised by PHH Mortgage Corporation that the one material instance of noncompliance listed by PHH Mortgage Corporation on its Report on
Assessment of Compliance with Regulation AB Servicing Criteria for the January
1, 2012 through December 31, 2012 reporting period, having to do with
Regulation AB Item 1122(d)(4)(vii) (the "MINC"), did not involve assets for the subject Sequoia transaction. Additionally, we have been advised that there were no material impacts or effects on this Sequoia transaction as a result of the
MINC and that the MINC did not affect any payments or expected payments on the asset-backed securities in this Sequoia transaction.

/s/ John H. Isbrandtsen

John H. Isbrandtsen, Chairman of the Board and Chief Executive Officer
(senior officer in charge of securitization of the depositor)

  EX-33.3
(logo) QBE FIRST

MANAGEMENT'S ASSERTION ON COMPLIANCE WITH
REGULATION AB SERVICING CRITERIA

QBE FIRST Insurance Agency, Inc. (the Asserting Party) is responsible for assessing compliance as of and for the year ended December 31, 2012 (the
Reporting Period) with the servicing criteria set forth in Title 17, Section
229.1122(d) of the Code of Federal Regulations, excluding the inapplicable servicing criteria set forth in Exhibit A hereto (such criteria, after giving effect to the exclusions identified on Exhibit A, the "Applicable Servicing
Criteria"). The transactions covered by this report include all mortgage backed securities that were registered after January 1, 2006 with the
Securities and Exchange Commission pursuant to the Securities Act of 1933 and serviced by the Asserting Party on the QBE FIRST Integrated Product Solution
platform (the Platform Transactions). The Asserting Party used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess compliance with the Applicable Servicing Criteria.

The Asserting Party has assessed its compliance with the Applicable Servicing
Criteria for the Reporting Period and has concluded that the Asserting Party has complied, in all material respects, with the Applicable Servicing
Criteria for the Reporting Period with respect to the Platform Transactions.

Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the
Applicable Servicing Criteria for the Reporting Period.

QBE FIRST INSURANCE AGENCY, INC.

/s/Arthur J. Castner
Arthur J. Castner

Title: VP, Strategic Operations Development Leader

Date: February 8, 2013

(page)

EXHIBIT A

QBE FIRST Integrated Product Solution Platform

                                                                                        APPLICABLE      INAPPLICABLE
                                                                                        SERVICING       SERVICING
Reference                           Criteria                                            CRITERIA        CRITERIA

                  General Servicing Considerations

1122(d)(1)(i)     Policies and procedures are instituted to monitor any                                     X
                  performance or other triggers and events of default in
                  accordance with the transaction agreements.

1122(d)(1)(ii)    If any material servicing activities are outsourced to                                    X
                  third parties, policies and procedures are instituted to
                  monitor the third party's performance and compliance with
                  such servicing activities.

1122(d)(1)(iii)   Any requirements in the transaction agreements to maintain                                X
                  a back-up servicer for the mortgage loans are maintained.

1122(d)(1)(iv)    A fidelity bond and errors and omissions policy is in effect              X^i
                  on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction
                  agreements.

                  Cash Collection and Administration

1122(d)(2)(i)     Payments on mortgage loans are deposited into the appropriate                             X
                  custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.

1122(d)(2)(ii)    Disbursements made via wire transfer on behalf of an obligor                              X
                  or to an investor are made only by authorized personnel.

1122(d)(2)(iii)   Advances of funds or guarantees regarding collections, cash                               X
                  flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.

1122(d)(2)(iv)    The related accounts for the transaction, such as cash reserve                            X
                  accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.

1122(d)(2)(v)     Each custodial account is maintained at a federally insured                               X
                  depository institution as set forth in the transaction
                  agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange
                  Act.

1122(d)(2)(vi)    Unissued checks are safeguarded so as to prevent unauthorized             X^ii
                  access.

1122(d)(2)(vii)   Reconciliations are prepared on a monthly basis for all                                   X
                  asset-backed securities related bank accounts, including
                  custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction
                  agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original
                  identification, or such other number of days specified in the transaction agreements.

(page)

QBE FIRST Integrated Product Solution Platform
                                                                                        APPLICABLE      INAPPLICABLE
                                                                                        SERVICING       SERVICING
Reference                           Criteria                                            CRITERIA        CRITERIA

                  Investor Remittances and Reporting

1122(d)(3)(i)     Reports to investors, including those to be filed with the                                X
                  Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors'
                  or the trustee's records as to the total unpaid principal balance and number of mortgage loans serviced by the Servicer.

1122(d)(3)(ii)    Amounts due to investors are allocated and remitted in accordance                         X
                  with timeframes, distribution priority and other terms set forth in the transaction agreements.

1122(d)(3)(iii)   Disbursements made to an investor are posted within two business                          X
                  days to the Servicer's investor records, or such other number of days specified in the transaction agreements.

1122(d)(3)(iv)    Amounts remitted to investors per the investor reports agree with                         X
                  cancelled checks, or other form of payment, or custodial bank statements.

                  Pool Asset Administration

1122(d)(4)(i)     Collateral or security on mortgage loans is maintained as required                        X
                  by the transaction agreements or related mortgage loan documents.

1122(d)(4)(ii)    Mortgage loan and related documents are safeguarded as required                           X
                  by the transaction agreements

1122(d)(4)(iii)   Any additions, removals or substitutions to the asset pool are                            X
                  made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.

1122(d)(4)(iv)    Payments on mortgage loans, including any payoffs, made in                                X
                  accordance with the related mortgage loan documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days
                  specified in the transaction agreements, and allocated to
                  principal, interest or other items (e.g., escrow) in accordance with the related mortgage loan documents.

1122(d)(4)(v)     The Servicer's records regarding the mortgage loans agree with                            X
                  the Servicer's records with respect to an obligor's unpaid principal balance.

1122(d)(4)(vi)    Changes with respect to the terms or status of an obligor's                               X
                  mortgage loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset
                  documents.

1122(d)(4)(vii)   Loss mitigation or recovery actions (e.g., forbearance plans,                             X
                  modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

1122(d)(4)(viii)  Records documenting collection efforts are maintained during                              X
                  the period a mortgage loan is delinquent in accordance with the transaction agreements. Such records are maintained on at
                  least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent mortgage loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or
                  unemployment).

1122(d)(4)(ix)    Adjustments to interest rates or rates of return for mortgage                             X
                  loans with variable rates are computed based on the related mortgage loan documents.

(page)

QBE FIRST Integrated Product Solution Platform
                                                                                        APPLICABLE      INAPPLICABLE
                                                                                        SERVICING       SERVICING
Reference                           Criteria                                            CRITERIA        CRITERIA

1122(d)(4)(x)     Regarding any funds held in trust for an obligor (such as                                 X
                  escrow accounts): (A) such funds are analyzed, in accordance with the obligor's mortgage loan documents, on at least an annual basis, or such other period specified in the transaction
                  agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable mortgage loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related mortgage loans, or such other number of days specified in the
                  transaction agreements.

1122(d)(4)(xi)    Payments made on behalf of an obligor (such as tax or insurance           X^iii
                  payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the
                  Servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.

1122(d)(4)(xii)   Any late payment penalties in connection with any payment to              X^iv
                  be made on behalf of an obligor are paid from the Servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.

1122(d)(4)(xiii)  Disbursements made on behalf of an obligor are posted within              X^v
                  two business days to the obligor's records maintained by the
                  Servicer, or such other number of days specified in the
                  transaction agreements.

1122(d)(4)(xiv)   Delinquencies, charge-offs and uncollectible accounts are                                 X
                  recognized and recorded in accordance with the transaction agreements.

1122(d)(4)(xv)    Any external enhancement or other support, identified in Item                             X
                  1114(a)(1) through (3) or Item 1115 of Regulation AB, is
                  maintained as set forth in the transaction agreements.

i Applicable clients include: Homeward Residential, Inc f/k/a American Home
Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, GreenTree f/k/a Marix
Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage,
Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special
Servicing Group

ii Applicable clients include: Homeward Residential, Inc f/k/a American Home
Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, GreenTree f/k/a Marix
Servicing, LLC. Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage

iii Applicable clients include: Homeward Residential, Inc f/k/a American Home
Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, GreenTree f/k/a Marix
Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage,
Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special
Servicing Group

iv Applicable clients include: Homeward Residential, Inc f/k/a American Home
Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, GreenTree f/k/a Marix
Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage,
Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special
Servicing Group

v Applicable clients include: Homeward Residential, Inc f/k/a American Home
Mortgage Servicing, Inc./AHMSI, AMS Servicing LLC, GreenTree f/k/a Marix
Servicing, LLC, Sun Trust Mortgage, Inc., Wells Fargo Home Mortgage,
Dovenmuehle Mortgage, Inc., Rushmore Loan Management Services f/k/a UBS Special
Servicing Group

  EX-33.4
Select Portfolio Servicing, Inc. and Subsidiaries, an indirect subsidiary of
Credit Suisse (USA), Inc.

Management's Assertion of Compliance

1. Management of Select Portfolio Servicing, Inc. and Subsidiaries, an
   indirect subsidiary of Credit Suisse (USA), Inc., (the "Company" or "SPS")
   is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the year ended December 31, 2012 (the "Reporting Period"), as set forth in Appendix A hereto. The transactions covered by this report include asset-backed securities transactions for which SPS acted as servicer involving residential mortgage-backed securities (the "Platform");

2. The Company has engaged certain vendors, which are not servicers as defined in Item 1101(j) of Regulation AB (the "Vendors"), to perform specific, limited or scripted activities, and SPS elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors' activities as set forth in Appendix A hereto;

3. Except as set forth in paragraph 4 below, SPS used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4. The criteria listed in the column titled "Inapplicable Servicing Criteria"
   on Appendix A hereto are inapplicable to SPS based on the activities it performs, directly or through its Vendors, with respect to the Platform;

5. The Company has complied, in all material respects, with the applicable servicing criteria as of December 31, 2012 and for the Reporting Period with respect to the Platform taken as a whole;

6. The Company has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of and for the Reporting Period with respect to the Platform taken as a whole;

7. The Company has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of and for the Reporting Period with respect to the
   Platform taken as a whole; and

8. KPMG LLP, a registered public accounting firm, has issued an attestation report on SPS's assessment of compliance with the applicable servicing criteria for the Reporting Period.

(page)

2/25/2013

Select Portfolio Servicing, Inc. and Subsidiaries,
an indirect subsidiary of Credit Suisse
(USA), Inc.

By: /s/ Timothy J. O'Brien
    Timothy J. O'Brien
    President & CEO

(page)

APPENDIX A

                                                                          APPLICABLE
                             SERVICING CRITERIA                           SERVICING CRITERIA

                                                                                 Performed
                                                                                 by
                                                                                 Vendor(s)
                                                                 Performed       for which
                                                                 Directly        SPS is the         INAPPLICABLE
                                                                 by              Responsible        SERVICING
Reference          Criteria                                      SPS             Party              CRITERIA

                   General Servicing Considerations

                   Policies and procedures are instituted        X
                   to monitor any performance or other
                   triggers and events of default in
                   accordance with the transaction
1122(d)(1)(i)      agreements.

                   If any material servicing activities          X
                   are outsourced to third parties, policies
                   and procedures are instituted to monitor
                   the third party's performance and
                   compliance with such servicing
1122(d)(1)(ii)     activities.

                   Any requirements in the transaction                                              X
                   agreements to maintain a back-up servicer
1122(d)(1)(iii)    for the pool assets are maintained.

                   A fidelity bond and errors and                X
                   omissions policy is in effect on the
                   party participating in the servicing
                   function throughout the reporting period
                   in the amount of coverage required by and
                   otherwise in accordance with the terms of
1122(d)(1)(iv)     the transaction agreements.

                   Cash Collection and Administration

                   Payments on pool assets are deposited         X
                   into the appropriate custodial bank
                   accounts and related bank clearing
                   accounts no more than two business days
                   following receipt, or such other number
                   of days specified in the transaction
1122(d)(2)(i)      agreements.

                   Disbursements made via wire transfer on       X
                   behalf of an obligor or to investor are
1122(d)(2)(ii)     made only by authorized personnel.

                   Advances of funds or guarantees               X
                   regarding collections, cash flows or
                   distributions, and any interest or other
                   fees charged for such advances, are made,
                   reviewed and approved as specified in
1122(d)(2)(iii)    the transaction agreements.

                   The related accounts for the                  X
                   transaction, such as cash reserve
                   accounts or accounts established as a
                   form of overcollateralization, are
                   separately maintained (e.g., with respect
                   to commingling of cash) as set forth in
1122(d)(2)(iv)     the transaction agreements.

                   Each custodial account is maintained at       X
                   a federally insured depository
                   institution as set forth in the
                   transaction agreements. For purposes of
                   this criterion, "federally insured
                   depository institution" with respect to a
                   foreign financial institution means a
                   foreign financial institution that meets
                   the requirements of Rule 240 13k-1(b)(1)
1122(d)(2)(v)      of this chapter.

                   Unissued checks are safeguarded so as         X
1122(d)(2)(vi)     to prevent unauthorized access.

                   Reconciliations are prepared on a             X
                   monthly basis for all asset-backed
                   securities related bank accounts,
                   including custodial accounts and related
                   bank clearing accounts. These
                   reconciliations: (A) Are mathematically
                   accurate; (B) Are prepared within 30
                   calendar days after the bank statement
                   cutoff date, or such other number of days
                   specified in the transaction agreements;
                   (C) Are reviewed and approved by someone
                   other than the person who prepared the
                   reconciliation; and (D) Contain
                   explanations for reconciling items.
                   These reconciling items are resolved
                   within 90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
1122(d)(2)(vii)    agreements.

(page)

                                                                          APPLICABLE
                             SERVICING CRITERIA                           SERVICING CRITERIA

                                                                                 Performed
                                                                                 by
                                                                                 Vendor(s)
                                                                 Performed       for which
                                                                 Directly        SPS is the         INAPPLICABLE
                                                                 by              Responsible        SERVICING
Reference          Criteria                                      SPS             Party              CRITERIA

                   Investor Remittances and Reporting

                   Reports to investors, including those                                            X
                   to be filed with the Commission, are
                   maintained in accordance with the
                   transaction agreements and applicable
                   Commission requirements. Specifically,
                   such reports: (A) Are prepared in
                   accordance with timeframes and other
                   terms set forth in the transaction
                   agreements; (B) Provide information
                   calculated in accordance with the terms
                   specified in the transaction agreements;
                   (C) Are filed with the Commission as
                   required by its rules and regulations;
                   and (D) Agree with the investors' or the
                   trustee's records as to the total unpaid
                   principal balance and number of pool
1122(d)(3)(i)      assets serviced by the servicer.

                   Amounts due to investors are allocated                                           X
                   and remitted in accordance with
                   timeframes, distribution priority and
                   other terms set forth in the transaction
1122(d)(3)(ii)     agreements.

                   Disbursements made to an investor are                                            X
                   posted within two business days to the
                   servicer's investor records, or such other
                   number of days specified in the transaction
1122(d)(3)(iii)    agreements.

                   Amounts remitted to investors per the                                            X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
1122(d)(3)(iv)     custodial bank statements.

                   Pool Asset Administration

                   Collateral or security on pool assets                                            X
                   is maintained as required by the
                   transaction agreements or related
1122(d)(4)(i)      mortgage loan documents.

                   Pool asset and related documents                                                 X
                   are safeguarded as required by the
1122(d)(4)(ii)     transaction agreements.

                   Any additions, removals or substitutions                                         X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
1122(d)(4)(iii)    transaction agreements.

                   Payments on pool assets, including any        X
                   payoffs, made in accordance with the
                   related pool asset documents are posted
                   to the applicable servicer's obligor
                   records maintained no more than two
                   business days after receipt, or such
                   other number of days specified in the
                   transaction agreements, and allocated to
                   principal, interest or other items
                   (e.g., escrow) in accordance with the
1122(d)(4)(iv)     related pool asset documents.

                   The servicer's records regarding the          X
                   pool assets agree with the servicer's
                   records with respect to an obligor's
1122(d)(4)(v)      unpaid principal balance.

                   Changes with respect to the terms or          X
                   status of an obligor's pool assets
                   (e.g., loan modifications or re-agings)
                   are made, reviewed and approved by
                   authorized personnel in accordance with
                   the transaction agreements and related
1122(d)(4)(vi)     pool asset documents.

                   Loss mitigation or recovery actions           X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted and
                   concluded in accordance with the
                   timeframes or other requirements
                   established by the transaction
1122(d)(4)(vii)    agreements.

(page)

                                                                          APPLICABLE
                             SERVICING CRITERIA                           SERVICING CRITERIA

                                                                                 Performed
                                                                                 by
                                                                                 Vendor(s)
                                                                 Performed       for which
                                                                 Directly        SPS is the         INAPPLICABLE
                                                                 by              Responsible        SERVICING
Reference          Criteria                                      SPS             Party              CRITERIA

                   Records documenting collection efforts        X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   example, phone calls, letters and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
1122(d)(4)(viii)   illness or unemployment).

                   Adjustments to interest rates or rates        X               X^1
                   of return for pool assets with variable
                   rates are computed based on the related
1122(d)(4)(ix)     pool asset documents.

                   Regarding any funds held in trust for         X               X^1
                   an obligor (such as escrow accounts): (A)
                   Such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) Interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) Such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
1122(d)(4)(x)      agreements.

                   Payments made on behalf of an obligor         X               X^1
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
1122(d)(4)(xi)     the transaction agreements.

                   Any late payment penalties in                 X               X^1
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   servicer's funds and not charged to the
                   obligor, unless the late payment was due
1122(d)(4)(xii)    to the obligor's error or omission.

                   Disbursements made on behalf of an            X               X^1
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the servicer, or such other number of
                   days specified in the transaction
1122(d)(4)(xiii)   agreements.

                   Delinquencies, charge-offs and                X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
1122(d)(4)(xiv)    transaction agreements.

                   Any external enhancement or other                                                X
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   this Regulation AB, is maintained as set
1122(d)(4)(xv)     forth in the transaction agreements.

1 SPS outsources a portion of the servicing criteria to Vendors and the Company has elected to take responsibility for assessing such Vendors' compliance with the servicing criteria.

  EX-33.5
(logo) SUNTRUST

Certification Regarding Compliance with Applicable Servicing Criteria

1. SunTrust Mortgage, Inc. is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of
   Regulation AB, as of and for the 12-month period ending December 31, 2012
   (the "Reporting Period"), as set forth in Appendix A hereto. The transactions covered by this report include asset-backed securities transactions for which
   SunTrust Mortgage, Inc. acted as servicer, involving residential mortgage loans occurring after December 31, 2005 (the "Platform") as listed in
   Appendix B;

2. SunTrust Mortgage, Inc. has engaged certain vendors, which are not deemed to be servicers as defined in Item 1101(j) of Regulation AB (the "Vendors"), to perform specific, limited or scripted activities, and SunTrust Mortgage, Inc.
   elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors'
   activities as set forth in Appendix A hereto;

3. Except as set forth in paragraph 4 below, SunTrust Mortgage, Inc. used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4. The criteria listed in the column titled "Inapplicable Servicing Criteria" on
   Appendix A hereto are inapplicable to SunTrust Mortgage, Inc. based on the activities it performs, directly or through its Vendors, with respect to the
   Platform;

5. Except as set forth on Appendix C, SunTrust Mortgage, Inc. has complied, in all material respects, with the applicable servicing criteria as of December
   31, 2012, and for the Reporting Period with respect to the Platform taken as a whole;

6. SunTrust Mortgage, Inc. has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of December 31, 2012, and for the Reporting Period with respect to the Platform taken as a whole;

7. Except as set forth on Appendix C, SunTrust Mortgage, Inc. has identified no material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of December 31,
   2012, and for the Reporting Period with respect to the Platform taken as a whole; and

8. Ernst and Young LLP, a registered public accounting firm, has issued an attestation report on SunTrust Mortgage, Inc.'s assessment of compliance with the applicable servicing criteria for the Reporting Period.

SunTrust Mortgage, Inc

/s/ Michael R. Zarro, Jr.
Michael R. Zarro, Jr.

Executive VP-Servicing & Default Division

Dated: March 13, 2013

SunTrust Mortgage, Inc.

/s/ Jane Gershman
Jane Gershman

Senior VP - Servicing & Operation Division

Dated: March 13, 2013

(page)

APPENDIX A

                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                                                      NOT
                                                                                                    Performed by      performed by
                                                                                 Performed by       subservicer(s)    SunTrust
                                                                                 Vendor(s) for      or vendor(s)      Mortgage, Inc.
                                                                                 which              for which         or by
                                                                 Performed       SunTrust           SunTrust          subservicer(s)
                                                                 Directly        Mortgage, Inc.     Mortgage, Inc.    or vendor(s)
                                                                 by              is the             is NOT the        retained by
                                                                 SunTrust        Responsible        Responsible       SunTrust
Reference          Criteria                                      Mortgage, Inc.  Party              Party             Mortgage, Inc.

                   General Servicing Considerations

                   Policies and procedures are instituted        X
                   to monitor any performance or other
                   triggers and events of default in
                   accordance with the transaction
1122(d)(1)(i)      agreements.

                   If any material servicing activities          X
                   are outsourced to third parties, policies
                   and procedures are instituted to monitor
                   the third party's performance and
                   compliance with such servicing
1122(d)(1)(ii)     activities.

                   Any requirements in the transaction                                                                X
                   agreements to maintain a back-up servicer
1122(d)(1)(iii)    for the pool assets are maintained.

                   A fidelity bond and errors and                X
                   omissions policy is in effect on the
                   party participating in the servicing
                   function throughout the reporting period
                   in the amount of coverage required by and
                   otherwise in accordance with the terms of
1122(d)(1)(iv)     the transaction agreements.

                   Cash Collection and Administration

                   Payments on pool assets are deposited         X               X^1                X^2
                   into the appropriate custodial bank
                   accounts and related bank clearing
                   accounts no more than two business days
                   following receipt, or such other number
                   of days specified in the transaction
1122(d)(2)(i)      agreements.

                   Disbursements made via wire transfer on       X
                   behalf of an obligor or to investor are
1122(d)(2)(ii)     made only by authorized personnel.

                   Advances of funds or guarantees               X
                   regarding collections, cash flows or
                   distributions, and any interest or other
                   fees charged for such advances, are made,
                   reviewed and approved as specified in
1122(d)(2)(iii)    the transaction agreements.

                   The related accounts for the                  X
                   transaction, such as cash reserve
                   accounts or accounts established as a
                   form of overcollateralization, are
                   separately maintained (e.g., with respect
                   to commingling of cash) as set forth in
1122(d)(2)(iv)     the transaction agreements.

                   Each custodial account is maintained at       X
                   a federally insured depository
                   institution as set forth in the
                   transaction agreements. For purposes of
                   this criterion, "federally insured
                   depository institution" with respect to a
                   foreign financial institution means a
                   foreign financial institution that meets
1122(d)(2)(v)      the requirements of Rule

X^1 Vendors: SpeedPay, CheckFree, and Western Union in aggregate are responsible for the payments component of this criterion at levels less than 5%.

X^2 SunTrust Bank is responsible for the lockbox payments component of this criterion.

(page)

                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                                                      NOT
                                                                                                    Performed by      performed by
                                                                                 Performed by       subservicer(s)    SunTrust
                                                                                 Vendor(s) for      or vendor(s)      Mortgage, Inc.
                                                                                 which              for which         or by
                                                                 Performed       SunTrust           SunTrust          subservicer(s)
                                                                 Directly        Mortgage, Inc.     Mortgage, Inc.    or vendor(s)
                                                                 by              is the             is NOT the        retained by
                                                                 SunTrust        Responsible        Responsible       SunTrust
Reference          Criteria                                      Mortgage, Inc.  Party              Party             Mortgage, Inc.

                   13k-1(b)(1) of the Securities Exchange
                   Act.

                   Unissued checks are safeguarded so as         X
1122(d)(2)(vi)     to prevent unauthorized access.

                   Reconciliations are prepared on a             X
                   monthly basis for all asset-backed
                   securities related bank accounts,
                   including custodial accounts and related
                   bank clearing accounts. These
                   reconciliations are (A) mathematically
                   accurate; (B) prepared within 30
                   calendar days after the bank statement
                   cutoff date, or such other number of days
                   specified in the transaction agreements;
                   (C) reviewed and approved by someone
                   other than the person who prepared the
                   reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved
                   within 90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
1122(d)(2)(vii)    agreements.

                   Investor Remittances and Reporting

                   Reports to investors, including those         X^3
                   to be filed with the Commission, are
                   maintained in accordance with the
                   transaction agreements and applicable
                   Commission requirements. Specifically,
                   such reports (A) are prepared in
                   accordance with timeframes and other
                   terms set forth in the transaction
                   agreements; (B) provide information
                   calculated in accordance with the terms
                   specified in the transaction agreements;
                   (C) are filed with the Commission as
                   required by its rules and regulations;
                   (D) agree with the investors' or trustee's
                   records as to the total unpaid principal
                   balance and number of pool assets
1122(d)(3)(i)      serviced by the Servicer.

                   Amounts due to investors are allocated        X^3
                   and remitted in accordance with
                   timeframes, distribution priority and
                   other terms set forth in the transaction
1122(d)(3)(ii)     agreements.

                   Disbursements made to an investor are         X^3
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
1122(d)(3)(iii)    agreements.

                   Amounts remitted to investors per the         X^3
                   investor reports agree with cancelled
                   checks, or other form of payment, or
1122(d)(3)(iv)     custodial bank statements.

                   Pool Asset Administration

X^3 For purposes of assessing the servicing criteria listed in Items 1122(d)(3)(i) - (iv), SunTrust Mortgage has determined, consistent with the Securities and Exchange Commission Telephone Interpretation 11.03, that the
"investor" for these purposes is the entity to which SunTrust Mortgage provides the related information (i.e., master servicer, trustee, etc.).

(page)

                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                                                      NOT
                                                                                                    Performed by      performed by
                                                                                 Performed by       subservicer(s)    SunTrust
                                                                                 Vendor(s) for      or vendor(s)      Mortgage, Inc.
                                                                                 which              for which         or by
                                                                 Performed       SunTrust           SunTrust          subservicer(s)
                                                                 Directly        Mortgage, Inc.     Mortgage, Inc.    or vendor(s)
                                                                 by              is the             is NOT the        retained by
                                                                 SunTrust        Responsible        Responsible       SunTrust
Reference          Criteria                                      Mortgage, Inc.  Party              Party             Mortgage, Inc.

                   Collateral or security on pool assets                                            X^4
                   is maintained as required by the
                   transaction agreements or related
1122(d)(4)(i)      mortgage loan documents.

                   Pool asset and related documents are                                             X^4
                   safeguarded as required by the
1122(d)(4)(ii)     transaction agreements

                   Any additions, removals or substitutions      X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
1122(d)(4)(iii)    transaction agreements.

                   Payments on pool assets, including any        X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest or
                   other items (e.g., escrow) in accordance
1122(d)(4)(iv)     with the related pool asset documents.

                   The Servicer's records regarding the          X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
1122(d)(4)(v)      unpaid principal balance.

                   Changes with respect to the terms or          X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are made,
                   reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
1122(d)(4)(vi)     asset documents.

                   Loss mitigation or recovery actions           X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted and
                   concluded in accordance with the
                   timeframes or other requirements
                   established by the transaction
1122(d)(4)(vii)    agreements.

                   Records documenting collection efforts        X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   example, phone calls, letters and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
1122(d)(4)(viii)   illness or unemployment).

                   Adjustments to interest rates or rates        X
                   of return for pool assets with variable
                   rates are computed based on the related
1122(d)(4)(ix)     pool asset documents.

                   Regarding any funds held in trust for         X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool assets, or such other number
                   of days specified in the transaction
1122(d)(4)(x)      agreements.

X^4 1122(d)(4) (i),(ii) SunTrust Bank, the parent of SunTrust Mortgage, Inc., is responsible for the safeguarding and custodial component of this criterion.

(page)

                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                                                      NOT
                                                                                                    Performed by      performed by
                                                                                 Performed by       subservicer(s)    SunTrust
                                                                                 Vendor(s) for      or vendor(s)      Mortgage, Inc.
                                                                                 which              for which         or by
                                                                 Performed       SunTrust           SunTrust          subservicer(s)
                                                                 Directly        Mortgage, Inc.     Mortgage, Inc.    or vendor(s)
                                                                 by              is the             is NOT the        retained by
                                                                 SunTrust        Responsible        Responsible       SunTrust
Reference          Criteria                                      Mortgage, Inc.  Party              Party             Mortgage, Inc.

                   Payments made on behalf of an obligor         X                                  X^5
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the Servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
1122(d)(4)(xi)     the transaction agreements.

                   Any late payment penalties in                 X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
1122(d)(4)(xii)    to the obligor's error or omission.

                   Disbursements made on behalf of an            X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
1122(d)(4)(xiii)   agreements.

                   Delinquencies, charge-offs, and               X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
1122(d)(4)(xiv)    transaction agreements.

                   Any external enhancement or other                                                                  X
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
1122(d)(4)(xv)     forth in the transaction agreements.

5 QBE aka Sterling National, aka ZC Sterling, Inc. is responsible for the insurance payments component of this criterion.

(page)

2012 APPENDIX B

Year                               Deal ID

2006                               GSAA 2006-1
2006                               BAFC 2006-1
2006                               SARM 2006-1
2006                               LXS 2006-1
2006                               BAFC 06-002
2006                               JPALT 2006-SI
2006                               LXS 2006-3
2006                               LMT 2006-2
2006                               SASCO 2006-3H
2006                               MASTR 2006-1
2006                               CSMC 2006-3
2006                               GSAA 2006-5
2006                               MALT 2006-2
2006                               BAFC 2006-3
2006                               SARM 2006-3
2006                               JPALT 2006-S2
2006                               JPMMT 2006-A3
2006                               JPALT 2006-A2
2006                               CSMC 2006-4
2006                               LX2006-7
2006                               BSABS 2006-SD2
2006                               CMLTI 2006-4
2006                               CSMC 2006-5
2006                               JPMMT 2006-A4
2006                               STALT 2006-1F
2006                               MASTR 2006-2
2006                               JPMMT 2006-S2
2006                               JPALT 2006-S3
2006                               MALT 2006-3
2006                               BAFC 2006-4
2006                               CSMC 2006-7
2006                               JPMMT2006-A5
2006                               LXS 2006-11
2006                               LMT2006-4
2006                               TMST 2006-5
2006                               GSAA2006-14
2006                               LXS 2006-15
2006                               BAFC 2006-6
2006                               BAFC 2006-5
2006                               CSMC 2006-8
2006                               JPMMT 2006-A6
2006                               CSAB 06-02
2006                               LMT 2006-7

(page)

2006                               GSR 2006-9F
2006                               MASTR 2006-3
2006                               BSAB 2006-STI
2006                               CSAB 2006-3
2006                               BAFC 2006-7
2006                               CSMC 2006-9
2006                               GSAA 2006-17
2006                               GSAA 2006-19
2006                               JPALT 2006-S4
2006                               GSAA 2006-20
2007                               HALO 2007-AR1
2007                               MALT 2007-1
2007                               BAFC 2007-1
2007                               CMLTI 2007-AR1
2007                               CSMC 2007-1
2007                               STARM 2007-1
2007                               GSAA 2007-2
2007                               BAFC 2007-2
2007                               ARMT 2007-1
2007                               WMLT 2007-A
2007                               CSMC 2007-3
2007                               JPMMT 2007-S1
2007                               STARM 2007-2
2007                               BAFC 2007-3TC
2007                               CMLTI 2007-6
2007                               CSAB 2007-1
2007                               JPALT 2007-S1
2007                               BAFC 2007-4
2007                               ARMT 2007-2
2007                               JPMMT 2007-S2
2007                               CMLTI 2007-AR7
2007                               HarborView 2007-4
2007                               STARM 2007-3
2007                               GSR 2007-4F
2007                               STARM 2007-S1
2007                               LMT 2007-7
2007                               BAFC 2007-6
2007                               CSMC 2007-5
2007                               HALO 2007-AR2
2007                               BAFC 2007-7
2007                               STARM 2007-4
2007                               BAFC 2007-8
2007                               CSMC 2007-6
2007                               MASTR 2007-1
2007                               HALO 2007-2
2007                               CMLTI 2007-10

(page)

2007                               CSMC 2007-7
2007                               MASTR 2007-2
2007                               GSR 2007-5F
2008                               BAFC 2008-1
2011                               SEMT 2011-2
2005                               2005-QWH13
2006                               2006-QS1
2006                               2006-QS10
2006                               2006-QS11
2006                               2006-QS12
2006                               2006-QS13
2006                               2006-QS14
2006                               2006-QS15
2006                               2006-QS16
2006                               2006-QS17
2006                               2006-QS18
2006                               2006-QS3
2006                               2006-QS4
2006                               2006-QS6
2006                               2006-QS7
2006                               2006-QS8
2006                               2006-QS9
2006                               2006-RS3
2006                               2006-RS4
2006                               2006-RS5
2006                               2006-RS6
2006                               2006-S10
2006                               2006-S11
2006                               2006-S12
2006                               2006-S5
2006                               2006-S6
2006                               2006-S7
2006                               2006-S8
2006                               2006-S9
2006                               2006-WH11
2007                               2007-DBALT-RAMP1
2007                               2007-QA1
2007                               2007-QA2
2007                               2007-QS1
2007                               2007-QS2
2007                               2007-QS3
2007                               2007-QS4
2007                               2007-QS5
2007                               2007-QS6
2007                               2007-QS7
2007                               2007-QS8

(page)

2007                               2007-QS9
2007                               2007-RS1
2007                               2007-RS2
2007                               2007-RZ1
2007                               2007-S1
2007                               2007-S4
2007                               2007-S8
2007                               2007-SA1
2007                               2007-SARM-3 LEHMAN
2007                               2007-SP2
2007                               2007-SP3

(page)

APPENDIX C

1122(d)(1)(ii)
SunTrust Mortgage, Inc. discovered that there were inconsistent procedures in place related to supplier functions, and that vendor management procedures were not effectively being performed and evidenced including due diligence, license monitoring, and performance management.
Remediation Activities
SunTrust Mortgage, Inc. has implemented a formal Vendor Management program to provide oversight of all supplier functions, including the review of vendor monitoring reports, vendor scorecard performance, and license monitoring.

(d)(2)(v)
SunTrust Mortgage, Inc. determined that certain custodial accounts are not held at an institution with the rating as set forth in the transaction documents.
Remediation Activities
SunTrust Mortgage, Inc. has moved certain accounts and will transfer the remaining affected custodial accounts to an appropriately rated bank by May 1,
2013.

(d)(4)(vi)
SunTrust Mortgage, Inc.'s loan modifications processes in some cases did not meet certain time frames and did not adequately communicate with borrowers in connection with loss mitigations reviews.
Remediation Activities
In 2012, SunTrust Mortgage, Inc. revised procedures, enhanced management pipeline reports, and strengthened quality assurance inspection points, all directed towards closing the gaps in the loss mitigation review process.

(d)(4)(vii)
SunTrust Mortgage, Inc. experienced foreclosure timeline delays due to extended loss mitigation processing timelines, environmental delays including those in the court system, and the implementation of new legislation and regulation.
Remediation Activities
SunTrust Mortgage, Inc. updated its procedures, created milestone tracking reports, enhanced its staffing models for this process and strengthened its quality assurance inspection points, all directed towards ensuring that all controllable foreclosure timeline delays are addressed.

  EX-33.6
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Home Mortgage Division
1 Home Campus
Des Moines, IA 50328-0001

Wells Fargo Bank, N.A.

2012 Certification Regarding Compliance with Applicable Servicing Criteria

1. Wells Fargo Bank, N.A. (the "Servicer") is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d)
   of Item 1122 of Regulation AB, as of and for the year ended December 31,
   2012 (the "Reporting Period"), as set forth in Exhibit A hereto. The transactions covered by this report include transactions for which the
   Servicer's Wells Fargo Home Mortgage division acted as the primary servicer of residential mortgage loans, other than the servicing of such loans for
   Wells Fargo Bank, N.A. and affiliates, Freddie Mac, Fannie Mae, Ginnie Mae, or a Federal Home Loan Bank (but including the servicing of loans for FHLB
   Shared Funding securitizations)(the "Platform");

2. The Servicer has engaged certain vendors, which are not deemed to be servicers as defined in Item 1101(j) of Regulation AB (the "Vendors"), to perform specific, limited or scripted activities for the Reporting Period, and the Servicer has elected to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors' activities as set forth on Exhibit A hereto;

3. Except as set forth in paragraph 4 below, the Servicer used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4. The criteria listed in the column titled "Inapplicable Servicing Criteria"
   on Exhibit A hereto are inapplicable to the Servicer based on the activities it performs, directly or through its Vendors, with respect to the Platform;

5. The Servicer has complied, in all material respects, with the applicable servicing criteria as of December 31, 2012, and for the Reporting Period
   with respect to the Platform taken as a whole;

6. The Servicer has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of December 31, 2012, or for the Reporting Period with respect to the
   Platform taken as a whole;

7. The Servicer has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of December 31, 2012, or for the Reporting Period with respect to the Platform taken as a whole; and

8. KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Servicer's assessment of compliance with the applicable servicing criteria for the Reporting Period.

February 28, 2013

WELLS FARGO BANK, N.A.

By: /s/ Mary C. Coffin
Mary C. Coffin
Executive Vice President

By: /s/ Michael J. DeVito
Michael J. DeVito
Executive Vice President

(page)

EXHIBIT A
to
Wells Fargo Bank, N.A.'s
2012 Certification Regarding Compliance With Applicable Servicing Criteria

                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                 Performed          Performed by
                                                                                 by                 subservicer(s)    NOT
                                                                                 Vendor(s)          or vendor(s)      performed by
                                                                                 for which          for which         Servicer or by
                                                                 Performed       Servicer is        Servicer is       subservicer(s)
                                                                 Directly        the                NOT the           or vendor(s)
                                                                 by              Responsible        Responsible       retained by
Reference          Criteria                                      Servicer        Party              Party             Servicer

                   General Servicing Considerations

                   Policies and procedures are instituted        X
                   to monitor any performance or other
                   triggers and events of default in
                   accordance with the transaction
1122(d)(1)(i)      agreements.

                   If any material servicing activities          X
                   are outsourced to third parties, policies
                   and procedures are instituted to monitor
                   the third party's performance and
                   compliance with such servicing
1122(d)(1)(ii)     activities.

                   Any requirements in the transaction                                                                X
                   agreements to maintain a back-up servicer
1122(d)(1)(iii)    for the mortgage loans are maintained.

                   A fidelity bond and errors and                X
                   omissions policy is in effect on the
                   party participating in the servicing
                   function throughout the reporting period
                   in the amount of coverage required by and
                   otherwise in accordance with the terms of
1122(d)(1)(iv)     the transaction agreements.

                   Cash Collection and Administration

                   Payments on mortgage loans are deposited      X^1             X^2
                   into the appropriate custodial bank
                   accounts and related bank clearing
                   accounts no more than two business days
                   following receipt, or such other number
                   of days specified in the transaction
1122(d)(2)(i)      agreements.

                   Disbursements made via wire transfer on       X
                   behalf of an obligor or to an investor
1122(d)(2)(ii)     are made only by authorized personnel.

                   Advances of funds or guarantees               X
                   regarding collections, cash flows or
                   distributions, and any interest or other
                   fees charged for such advances, are made,
                   reviewed and approved as specified in
1122(d)(2)(iii)    the transaction agreements.

                   The related accounts for the                  X
                   transaction, such as cash reserve
                   accounts or accounts established as a
                   form of overcollateralization, are
                   separately maintained (e.g., with respect
                   to commingling of cash) as set forth in
1122(d)(2)(iv)     the transaction agreements.

                   Each custodial account is maintained at       X
                   a federally insured depository
                   institution as set forth in the
                   transaction agreements. For purposes of
                   this criterion, "federally insured
                   depository institution" with respect to a
                   foreign financial institution means a
                   foreign financial institution that meets
                   the requirements of Rule 13k-1(b)(1)
1122(d)(2)(v)      of the Securities Exchange Act.

                   Unissued checks are safeguarded so as         X^3             X^4
1122(d)(2)(vi)     to prevent unauthorized access.

1 A portion of this servicing criterion is performed by a vendor, as set forth in footnote 2 below.
2 A lockbox vendor receives payments, creates transaction files, deposits checks, reconciles files to deposits and transmits the transaction files to Wells Fargo.
3 A portion of this servicing criterion is performed by vendors, as set forth in footnote 4 below.
4 Insurance vendors prepare and safeguard checks on behalf of Wells Fargo.

(page)

                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                 Performed          Performed by
                                                                                 by                 subservicer(s)    NOT
                                                                                 Vendor(s)          or vendor(s)      performed by
                                                                                 for which          for which         Servicer or by
                                                                 Performed       Servicer is        Servicer is       subservicer(s)
                                                                 Directly        the                NOT the           or vendor(s)
                                                                 by              Responsible        Responsible       retained by
Reference          Criteria                                      Servicer        Party              Party             Servicer

                   Reconciliations are prepared on a             X
                   monthly basis for all asset-backed
                   securities related bank accounts,
                   including custodial accounts and related
                   bank clearing accounts. These
                   reconciliations are (A) mathematically
                   accurate; (B) prepared within 30
                   calendar days after the bank statement
                   cutoff date, or such other number of days
                   specified in the transaction agreements;
                   (C) reviewed and approved by someone
                   other than the person who prepared the
                   reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved
                   within 90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
1122(d)(2)(vii)    agreements.

                   Investor Remittances and Reporting

                   Reports to investors, including those         X^5
                   to be filed with the Commission, are
                   maintained in accordance with the
                   transaction agreements and applicable
                   Commission requirements. Specifically,
                   such reports (A) are prepared in
                   accordance with timeframes and other
                   terms set forth in the transaction
                   agreements; (B) provide information
                   calculated in accordance with the terms
                   specified in the transaction agreements;
                   (C) are filed with the Commission as
                   required by its rules and regulations;
                   and (D) agree with the investors' or
                   trustee's records as to the total unpaid
                   principal balance and number of mortgage
1122(d)(3)(i)      loans serviced by the Servicer.

                   Amounts due to investors are allocated        X
                   and remitted in accordance with
                   timeframes, distribution priority and
                   other terms set forth in the transaction
1122(d)(3)(ii)     agreements.

                   Disbursements made to an investor are         X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
1122(d)(3)(iii)    agreements.

                   Amounts remitted to investors per the         X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
1122(d)(3)(iv)     custodial bank statements.

                   Pool Asset Administration

                   Collateral or security on mortgage loans      X
                   is maintained as required by the
                   transaction agreements or related
1122(d)(4)(i)      mortgage loan documents.

                   Mortgage loan and related documents are       X
                   safeguarded as required by the
1122(d)(4)(ii)     transaction agreements

                   Any additions, removals or substitutions      X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
1122(d)(4)(iii)    transaction agreements.

                   Payments on mortgage loans, including any     X^6             X^7
                   payoffs, made in accordance with the
                   related mortgage loan documents are posted
                   to the Servicer's obligor records maintained
                   no more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest or
                   other items (e.g., escrow) in accordance
1122(d)(4)(iv)     with the related mortgage loan documents.

5 Wells Fargo has determined that subsection (C) is not applicable to the activities it performs in its role as primary servicer in servicing the loans in the Platform. The remainder of this criterion is performed directly by Wells Fargo.
6 A portion of this servicing criterion is performed by a vendor, as set forth in footnote 6 below.
7 A lockbox vendor receives payments, creates transaction files, deposits checks, reconciles files to deposit and transmits the transaction files to Wells Fargo.

(page)
                                                                                                             INAPPLICABLE
                                                                          APPLICABLE                         SERVICING
                             SERVICING CRITERIA                           SERVICING CRITERIA                 CRITERIA

                                                                                 Performed          Performed by
                                                                                 by                 subservicer(s)    NOT
                                                                                 Vendor(s)          or vendor(s)      performed by
                                                                                 for which          for which         Servicer or by
                                                                 Performed       Servicer is        Servicer is       subservicer(s)
                                                                 Directly        the                NOT the           or vendor(s)
                                                                 by              Responsible        Responsible       retained by
Reference          Criteria                                      Servicer        Party              Party             Servicer

                   The Servicer's records regarding the          X
                   mortgage loans agree with the Servicer's
                   records with respect to an obligor's
1122(d)(4)(v)      unpaid principal balance.

                   Changes with respect to the terms or          X
                   status of an obligor's mortgage loans
                   (e.g., loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
1122(d)(4)(vi)     asset documents.

                   Loss mitigation or recovery actions           X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
1122(d)(4)(vii)    agreements.

                   Records documenting collection efforts        X
                   are maintained during the period a mortgage
                   loan is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent mortgage loans including, for
                   example, phone calls, letters and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
1122(d)(4)(viii)   illness or unemployment).

                   Adjustments to interest rates or rates        X
                   of return for mortgage loans with variable
                   rates are computed based on the related
1122(d)(4)(ix)     mortgage loan documents.

                   Regarding any funds held in trust for         X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's mortgage loan documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable mortgage loan
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related mortgage loans, or such other number
                   of days specified in the transaction
1122(d)(4)(x)      agreements.

                   Payments made on behalf of an obligor         X^8             X^9
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the Servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
1122(d)(4)(xi)     the transaction agreements.

                   Any late payment penalties in                 X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
1122(d)(4)(xii)    to the obligor's error or omission.

                   Disbursements made on behalf of an            X^10             X^11
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
1122(d)(4)(xiii)   agreements.

                   Delinquencies, charge-offs and                X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
1122(d)(4)(xiv)    transaction agreements.

                   Any external enhancement or other                                                                  X
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
1122(d)(4)(xv)     forth in the transaction agreements.

8  A portion of this servicing criterion is performed by vendors, as set forth in footnote 8 below.
9  Insurance vendors obtain renewal invoices, create disbursement transactions and submit payments to payees.
10 A portion of this servicing criterion is performed by one or more vendors, as set forth in footnote 10 below.
11 Insurance vendors obtain renewal invoices, create disbursement transactions and submit payments to payees.

  EX-33.7
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-33.8
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Document Custody
1015 10th Avenue Southeast
Minneapolis, MN 55414

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Management of the Document Custody Section of the Corporate Trust Services
division of Wells Fargo Bank, National Association (the "Company") is
responsible for assessing compliance with the servicing criteria set forth in
Item 1122(d) of Regulation AB of the Securities and Exchange Commission.
Management has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform:
Publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government
(other than the Federal Deposit Insurance Company) or any government sponsored entity (the "Platform").

Period:  As of and for the twelve months ended December 31, 2012 (the "Period").

Applicable Servicing Criteria:

The servicing criteria set forth in Item 1122(d)(1)(iv), 1122(d)(4)(i) and
1122(d)(4)(ii), in regard to the activities performed by the Company with respect to the Platform (the "Applicable Servicing Criteria"). Management of
the Company has determined that all other servicing criteria set forth in Item
1122(d) are not applicable to the Platform.

With respect to the Platform and the Period, the Company's management provides the following assertion of compliance with respect to the Applicable Servicing
Criteria:

1. The Company's management is responsible for assessing the Company compliance with the Applicable Servicing Criteria.

2. The Company management has assessed the Company compliance with the
Applicable Servicing Criteria. In performing this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph
(d) of Item 1122 of Regulation AB.

3. Based on such assessment as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assertion of compliance with the
Applicable Servicing Criteria as of and for the Period.

WELLS FARGO BANK, National Association

By:    /s/ Shari Gillund
       Shari L. Gillund

Title: Senior Vice President

Dated: February 15, 2013

Wells Fargo Bank, N.A.

  EX-33.9
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-34.1
(logo) KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Bank:

We have examined management's assessment, included in the accompanying
Management Assessment, that First Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans serviced for others
(the Platform), except for the servicing criteria 1122(d)(1)(iii),
1122(d)(3)(i)(C), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2012. Appendix A to the Management
Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Bank's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Bank's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the servicing criteria.

As described in the accompanying Management's Assessment, for servicing criteria
1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), the Bank has engaged certain vendors to perform the activities required by these servicing criteria.
The Bank has determined that none of these vendors are deemed to be "servicers"
as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to these vendors as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
(Interpretation 17.06). As permitted by Interpretation 17.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank's eligibility to apply Interpretation 17.06.

In our opinion, management's assessment that the Bank complied with the aforementioned servicing criteria, including 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii) for which compliance is determined

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

based on Interpretation 17.06 as described above, as of and for the year ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

San Francisco, California
February 26, 2013

  EX-34.2
(logo) Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
USA

Tel: (215) 246-2300
Fax: {215) 569-2441
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
PHH Mortgage Corporation
Mt. Laurel, NJ 08054

We have examined PHH Mortgage Corporation's (the "Company's") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for the Loan Platform (the "Platform") described in the accompanying Management's Report on Assessment of Compliance with SEC
Regulation AB Servicing Criteria ("Management's Assertion") as of and for the
year ended December 31,2012, excluding criteria 1122 (d)(3)(i)(c), (d)(4)(xv), and (d)(1)(iii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board (United States), and,
accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's assertion, for servicing criteria 1122(d)(2)(i),
1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(vii), 1122(d)(4)(viii), and
1122(d)(4)(xi), the Company has engaged a vendor to perform certain activities required by these servicing criteria. The Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation
AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations (Interpretation 17.06). As
permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for

(page)

the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company's determination of its eligibility to use Interpretation 17.06.

Our examination disclosed the following instance of material noncompliance with criteria applicable to the Company during the year ended December 31, 2012:

Standard          Description
1122(d)(4)(vii)   During the year ended December 31, 2012, it was determined certain foreclosure proceedings were not concluded in
                  accordance with the published Fannie Mae foreclosure
                  timelines.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for PHH Mortgage Corporation's
Regulation AB Platform as of and for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2013

  EX-34.3
(logo) Grant Thornton

Audit * Tax * Advisory
Grant Thornton LLP
515 South Flower Street, 7th Floor
Los Angeles, CA 90071-2201

T 213.627.1717
F 213.624.6793
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors
QBE FIRST Insurance Agency, Inc.

We have examined management's assertion, included in the accompanying
Management's Assertion on Compliance with Regulation AB Servicing
Criteria("Management's Report"), that QBE FIRST Insurance Agency, Inc. (the
"Company") complied with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission's Regulation AB for the FIRST
Integrated Product Solution Platform (the "Platform") described in the accompanying Management's Report as of and for the year ended December 31,
2012, excluding criteria 1122(d)(1)(i) through 1122(d)(1)(iii), 1122(d)(2)(i)
through 1122(d)(2)(v), 1122(d)(2)(vii), 1122(d)(3)(i) through 1122(d)(3)(iv),
1122(d)(4)(i) through 1122(d)(4)(x) and 1122(d)(4)(xiv) through 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform constitutes all the asset-backed securities transactions described in Management's Assertion on
Compliance with Regulation AB Servicing Criteria for the applicable clients noted in Exhibit A. Management is responsible for the Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that out examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management's assertion that QBE FIRST Insurance Agency, Inc.
complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2012 for the FIRST Integrated Product Solution
Platform is fairly stated, in all material respects.

/s/GRANT THORNTON LLP

Los Angeles, California
February 8, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

  EX-34.4
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Advisory Committee of Select Portfolio Servicing, Inc. and Subsidiaries,
an indirect subsidiary of Credit Suisse (USA), Inc.:

We have examined management's assessment, included in the accompanying
Management's Assertion of Compliance, that Select Portfolio Servicing, Inc. and
Subsidiaries, an indirect subsidiary of Credit Suisse (USA), Inc., (the
"Company") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the primary servicing of residential mortgage-backed securities (the '"Platform"), except for servicing criteria 1122(d)(l)(iii), 1122(d)(3)(i), 1122(d)(3)(ii),
1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(i), 1122(d)(4)(ii), 1122(d)(4)(iii)
and 1122(d)(4)(xv), which management has determined are not applicable to the activities the Company performs with respect to the Platform, as of and for the year ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management's Assertion of Compliance, for servicing criteria 1122(d)(4)(ix), 1122(d)(4)(x)(A), 1122(d)(4)(xi),
1122(d)(4)(xii) and 1122(d)(4)(xiii), the Company has engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity

(page)

assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation
17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply
Interpretation 17.06.

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, including servicing criteria l122(d)(4)(ix),
1122(d)(4)(x)(A), 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii) for which compliance is determined based on Interpretation 17.06 as described above, as of and for the year ended December 31, 2012, is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 25,2013

  EX-34.5
(logo) Ernst & Young LLP

Ernst & Young LLP
The Edgeworth Building
Suite 201
2100 East Cary Street
Richmond, VA 23223

Tel: + 1 804 344 6000
Fax: +1 804 344 4514
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
SunTrust Mortgage, Inc.

We have examined management's assertion, included in the accompanying
Certification Regarding Compliance with Applicable Servicing Criteria, that
SunTrust Mortgage, Inc. (the Company) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation
AB for the residential mortgage loan servicing platform, except for the instances of material noncompliance described therein, as of and for the year ended December 31, 2012, and except for criteria 1122 (d)(1)(iii), 1122 (d)(
4)(i), 1122 (d)(4)(ii), and 1122 (d)(4)(xv), which the Company has determined are not applicable to the activities performed by them with respect to the servicing platform covered by this report. See Appendix B of management's assertion for the asset backed transactions covered by this platform.
Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board (United States) and,
accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform and determining whether the
Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

1303-1044654

A member firm of Ernst & Young Global Limited

1

(page)

(logo) ERNST & YOUNG

Our examination disclosed the following material noncompliance with servicing criteria 1122 (d)(1)(ii), 1122 (d)(2)(v), 1122 (d)(4)(vi), and 1122 (d)(4)(vii)
applicable to the Company during the year ended December 31, 2012:

*1122 (d)(1)(ii)-For material servicing activities outsourced to third parties, policies and procedures were not adequate to monitor the third party's performance and compliance with such servicing activities.

*1122 (d)(2)(v)-Certain custodial accounts were not maintained in accordance with the requirements as set forth in the transaction agreements.

*1122 (d)(4)(vi)-Certain loan modifications were not made, reviewed or approved in accordance with the transaction agreements and/or related pool asset documents.

*1122 (d)(4)(vii)-Certain loss mitigation actions or recovery actions were not initiated, conducted and/or concluded in accordance with timeframes or other requirements established by the transaction agreements.

The information in the accompanying Certification Regarding Compliance with
Applicable Servicing Criteria, under Appendix C, regarding remediation activities is presented by the Company for information purposes. Such information has not been subjected to the procedures applied in our examination of management's assertion as described above and accordingly, we express no opinion on it.

In our opinion, except for the material noncompliance described in the third paragraph, the Company complied, in all material respects, with the aforementioned servicing criteria as of and for the year ended December 31,
2012.

/s/ Ernst & Young LLP

March 13, 2013

1303-1044654

2

A member firm of Ernst & Young Global Limited

  EX-34.6
(logo) KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo Bank, N.A.:

We have examined management's assessment. included in the accompanying 2012
Certification Regarding Compliance with Applicable Servicing Criteria, that
Wells Fargo Bank, N.A. (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation
AB for its primary servicing of residential mortgage loans, other than the servicing of such loans for the Company and affiliates, Freddie Mac, Fannie
Mae, Ginnie Mae, or a Federal Home Loan Bank (but including the servicing of loans for FHLB Shared Funding securitizations) (the Platform), except for servicing criteria 1122(d)(1)(iii) and 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the
Platform, as of and for the year ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the
Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying 2012 Certification Regarding Compliance with
Applicable Servicing Criteria, for servicing criteria 1122(d)(2)(i),
1122(d)(2)(vi), 1122(d)(4)(iv), 1122(d)(4)(xi) and 1122(d)(4)(xiii), the
Company engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the
Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation
17.06 of the SEC Division of

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity

(page)

(logo) KPMG

Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). As permitted in Interpretation 17.06, the Company as asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply Interpretation 17.06.

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, including servicing criteria 1122(d)(2)(i),
1122(d)(2)(vi), 1122(d)(4)(iv), 1122(d)(4)(xi) and 1122(d)(4)(xiii) for which compliance is determined based on Interpretation 17.06 as described above, as of and for the year ended December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Des Moines, Iowa
February 28, 2013

  EX-34.7
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-34.8
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management's assessment, included in the accompanying
Assessment of Compliance with the Applicable Servicing Criteria, that the
Document Custody Section of the Corporate Trust Services division of Wells
Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's
Regulation AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the Platform), as of and for the twelve months ended December 31, 2012. Management has determined that servicing criteria
1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.
Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2013

  EX-34.9
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-35.1
(logo) FIRST REPUBLIC BANK
It's a privilege to serve you

Feb 28, 2013

Servicer Compliance Statement
For SEMT 2011-2 (see Schedule A)

(i) a review of the Servicer's activities during the reporting period from
January 1, 2012 through December 31, 2012 and of its performance under the
Agreements (each of the agreements and the Reconstitution Agreement as defined on Schedule A attached hereto) from the above referenced trust during such period has been made under such officer's supervision, and
(ii) to the best of such officers' knowledge, based on such review, the
Servicer has fulfilled all of its obligations under the Agreements and any applicable Reconstitution Agreement in all material respects throughout such reporting period (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

First Republic Bank

/s/ Lionel Antunes
Lionel Antunes
Vice President of Residential Lending
February 28, 2013

SCHEDULE A

1. Flow Mortgage Loan Sale and Servicing Agreement dated as of July 1, 2010, between Redwood Residential Acquisition Corporation and First Republic Bank, as
modified by Reconstitution Agreement dated September 27, 2011; and

2. Flow Mortgage Loan Sale and Servicing Agreement dated as of April 8, 2011, between DLJ Mortgage Capital, Inc. and First Republic Bank, as modified by
Reconstitution Agreement dated September 27, 2011

San Francisco  Palo Alto  Los Angeles  Santa Barbara  Newport Beach  San Diego
Portland  Boston  Greenwich  New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR
(800) 392-1400, FAX (415) 392-1413

CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

  EX-35.2
PHH Mortgage
(logo) PHH

2001 Bishop Gate Blvd
Mount Laurel, NJ 08054

February 28, 2013

Re: Annual Compliance Statement

Attention: Servicer Compliance Team, Stephanie White
Address:   9062 Old Annapolis Road
           MAC X2302-033N2702-011
           Columbia, MD 21045

Deal Name: Sequoia 2011-2
PHH Investor code: G90, categories 003 and 004
Agreement: Mortgage Loan Flow Purchase, Sale and Servicing Agreement, dated as of July 21, 2010 between Redwood Residential Acquisition Corporate and PHH Mortgage Corporation as modified by the Assignment Assumption and Recognition Agreement dated September 27, 2011

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of
Regulation AB. The Undersigned hereby states that:

1. I am an authorized officer of PHH Mortgage Corporation (the "Servicer");

2. A review of the Servicer's activities during the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") and its performance under the Agreement has been made under my supervision; and

3. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk
Name: Greg Bronczyk
Title: Vice President

(logo) EQUAL HOUSING LENDER

  EX-35.3
(logo) SPS  SELECT
            Portfolio
            SERVICING, inc.

Agreement: See Schedule of Agreements

Dated: See Attached Schedule

ANNUAL STATEMENT AS TO COMPLIANCE

In accordance with the applicable section in each of the Pooling and Servicing
Agreements specified:

i.  a review of the activities of the Servicer during the year ended December
    31, 2012 and of performance under this Agreement has been made under such officers' supervision; and
ii. to the best of such officers' knowledge, based on such review, SPS, in its capacity as the Servicer, Special Servicer or Modification Oversight Agent
    has fulfilled all of its obligations and no default has occurred under this
    Agreement throughout such year.

February 22, 2013

/s/ Timothy J. O'Brien
Timothy J. O'Brien
President
Select Portfolio Servicing, Inc.

3815 South West Temple | Salt Lake City, Utah 84115| telephone (801) 293-1881|
web www.spservicing.com

(page)

Schedule of Agreements

Sale and Servicing Agreement among ITLA Mortgage Loan Securitization 2002-1,
L.L.C., Issuer, ITLA Capital Corporation, Seller and Master Servicer, Fairbanks
Capital Corp., Servicer, Wells Fargo Bank Minnesota, National Association,
Trustee and Wells Fargo Bank Minnesota, National Association, Backup Servicer
3/1/2002

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital Inc., Seller, Wells Fargo Bank Minnesota N.A., Master Servicer and
Trust Administrator, Washington Mutual Mortgage Securities Corp., Seller and
Servicer, Greenpoint Mortgage Funding, Inc., Seller and Servicer, Fairbanks
Capital Corp., Servicer and Special Servicer, and U.S. Bank, National
Association, Trustee-Pooling and Servicing Agreement-CSFB Mortgage-Backed
Pass-through Certificates, Series 2003-AR30
12/1/2003

Assignment and Assumption Agreement by and among Fidelity Funding Mortgage
Corp., Fairbanks Capital Corp., and Cargill Financial Services Corporation
relating to Fidelity Funding Home Equity Loan Trust 1997-1
6/1/1999

Fairbanks Capital Corp. as Servicer, Lehman Capital as Seller and Wells Fargo
Bank, MN NA, as Master Servicer -Amortizing Residential Collateral Mortgage
Pass-Through Certificates, Series 2001-BC6
10/1/2001

Pooling and Servicing Agreement -Asset Backed Securities Corporation,
Depositor, DLJ Mortgage Capital, Inc., Seller, Fairbanks Capital Corp.,
Servicer, and Wells Fargo Bank Minnesota NA, Trustee-Asset Backed Securities
Corporation Home Equity Loan Trust 2002-HE2
5/1/2002

Servicing Agreement Among DLJ Mortgage Capital, Inc. and Credit Suisse First
Boston Financial Corporation, as Owners and Fairbanks Capital Corp., as
Servicer -Residential Mortgage Loans (for the Reconstituted Servicing Agreement
between Hudson City Savings Bank, Purchaser, DLJ Mortgage Capital, Inc.,
Seller, Select Portfolio Servicing, Inc, Servicer and Universal Master
Servicing, LLC, Master Servicer)
8/14/2002

Financial Asset Securities Corp., Depositor Fairbanks Capital Corp., Servicer
and Wells Fargo Bank Minnesota, National Association, Trustee -Pooling and
Servicing Agreement -First Franklin Mortgage Loan Trust 2002-FFA
9/1/2002

Financial Asset Securities Corp., Depositor, Fairbanks Capital Corp., Servicer
and Wells Fargo Bank Minnesota National Association, Trustee-Pooling and
Servicing Agreement -First Franklin Mortgage Loan Trust 2003-FF1
4/1/2003

(page)

Schedule of Agreements

Asset Backed Securities Corporation, Depositor, Fairbanks Capital Corp.,
Servicer and Wells Fargo Bank Minnesota, NA, Trustee-Pooling and Servicing
Agreement-Asset Backed Securities Corporation Home Equity Loan Trust 2003-HEl
1/1/2003

Select Portfolio Servicing, Inc. as servicer in trust for ACE Securities Corp.
Home Equity Loan Trust, Series 2004-HE4 and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate And Adjustable Rate Mortgage Loans
11/1/2004

ACE Securities Corp., Depositor, Ocwen Federal Bank FSB, A Servicer Option One
Mortgage Corporation, A Servicer, Select Portfolio Servicing, Inc., A Servicer,
Wells Fargo Bank, N.A., Master Servicer And Securities Administrator and HSBC
Bank USA, National Association, Trustee-Pooling And Servicing Agreement-ACE
Securities Corp. Home Equity Loan Trust, Series 2005-SD1, Asset Backed
Pass-Through Certificates
1/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement-Fixed Rate And Adjustable Rate Mortgage Loans-Deutsche
Alt-A Securities, Inc. Mortgage Loan Trust, Series 2005-1
1/1/2005

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.,
Seller, Select Portfolio Servicing, Inc., Servicer, Wells Fargo Bank, N.A.,
Master Servicer and U.S. Bank National Association, Trustee-Pooling And
Servicing Agreement-Asset Backed Securities Corporation Home Equity Loan Trust,
Series NC 2005-HE4
5/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement-Fixed Rate And Adjustable Rate Mortgage
Loans-Deutsche Alt-A Securities, Inc. Mortgage Loan Trust, Series 2005-3
1/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate And Adjustable Rate Mortgage Loans -ACE
Securities Corp. Home Equity Loan Trust, Series 2005-SD2
1/1/2005

Nomura Home Equity Loan, Inc., Depositor, Nomura Credit & Capital, Inc.,
Seller, Select Portfolio Servicing, Inc., a Servicer, Option One Mortgage
Corporation, a Servicer, Countrywide Home Loans Servicing LP, a Servicer, Wells
Fargo Bank, National Association, Master Servicer and Securities Administrator
and HSBC Bank USA, National Association, Trustee -Pooling and Servicing
Agreement-Nomura Home Equity Loan, Inc., Asset-Backed Certificates, Series
2005-HE1
10/1/2005

(page)

Schedule of Agreements

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.,
Seller, Select Portfolio Servicing, Inc., Servicer, Mortgageramp Inc., Loan
Performance Advisor, U.S. Bank National Association, Trustee and Wells Fargo
Bank, N.A., Master Servicer, Paying Agent And Swap Administrator-Pooling and
Servicing Agreement-Asset Backed Securities Corporation Home Equity Loan Trust,
Series NC 2005-HE8
10/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate and Adjustable Rate Mortgage Loans
-Deutsche Alt-A Securities Inc. Mortgage Loan Trust, Series 2006-AF1
3/1/2006

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate and Adjustable Rate Mortgage Loans -ACE
Securities Corp. Home Equity Loan Trust, Series 2006-SD1
2/28/2006

GS Mortgage Securities Corp., Depositor, Litton Loan Servicing LP, Servicer,
Select Portfolio Servicing, Inc., Servicer, Avelo Mortgage, L.L.C., Servicer,
J.P. Morgan Trust Company, National Association, Custodian, U.S. Bank National
Association, Custodian, Deutsche Bank National Trust Company, Custodian,
LaSalle Bank National Association, Trustee, and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator-Pooling and Servicing Agreement-GSAMP
Trust 2006-HE3
5/1/2006

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner - Servicing Agreement-Fixed Rate and Adjustable Rate Mortgage Loans-ACE
Securities Corp. Home Equity Loan Trust, Series 2006-SD2
5/31/2006

GS Mortgage Securities Corp., Depositor, Litton Loan Servicing LP, Servicer,
Select Portfolio Servicing, Inc., Servicer, Avelo Mortgage, L.L.C., Servicer,
J.P. Morgan Trust Company, National Association, Custodian, U.S. Bank National
Association, Custodian, Deutsche Bank National Trust Company, Custodian,
LaSalle Bank National Association, Trustee and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator-Pooling And Servicing Agreement-GSAMP
Trust 2006-HE4
6/1/2006

GS Mortgage Securities Corp., Depositor, Litton Loan Servicing LP, Servicer,
Select Portfolio Servicing, Inc., Servicer, Avelo Mortgage, L.L.C., Servicer,
J.P. Morgan Trust Company, National Association, Custodian, U.S. Bank National
Association, Custodian, Deutsche Bank National Trust Company, Custodian,
LaSalle Bank National Association, Trustee, and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator-Pooling and Servicing Agreement-GSAMP
Trust 2006-HE5
8/1/2006

(page)

Schedule of Agreements

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Banco Popular De Puerto Rico, Servicer, Select Portfolio
Servicing, Inc., Servicer and Special Servicer, and U.S. Bank National
Association, Trustee-Pooling and Servicing Agreement-CSMC Mortgage-Backed
Pass-Through Certificates, Series 2006-9
10/1/2006

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate And Adjustable Rate Mortgage Loans -ACE
Securities Corp. Home Equity Loan Trust, Series 2006-SD3
10/31/2006

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.,
Seller, Nationstar Mortgage LLC, Servicer, Select Portfolio Servicing, Inc.,
Servicer, Wells Fargo Bank, N.A., Master Servicer and Trust Administrator,
Officetiger Global Real Estate Services Inc., Loan Performance Advisor and U.S.
Bank National Association, Trustee -Pooling And Servicing Agreement -Asset
Backed Securities Corporation Home Equity Loan Trust, Series MO 2006-HE6
11/1/2006

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer and
Trust Administrator, Select Portfolio Servicing, Inc., Servicer, Special
Servicer and Modification Oversight Agent, Washington Mutual Mortgage
Securities Corp., Servicer, and U.S. Bank National Association, Trustee -Series
Supplement to Standard Terms of Pooling and Servicing Agreement -Adjustable
Rate Mortgage Trust 2007-1
2/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer and
Trust Administrator, Select Portfolio Servicing, Inc., Servicer, Special
Servicer and Modification Oversight Agent, and U.S. Bank National Association,
Trustee-Series Supplement to Standard Terms of Pooling and Servicing Agreement
-Adjustable Rate Mortgage Trust 2007-2
5/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Banco Popular De Puerto Rico, Servicer, Greenpoint
Mortgage Funding, Inc., Servicer and a Seller, Select Portfolio Servicing,
Inc., Servicer, Special Servicer and Modification Oversight Agent and U.S. Bank
National Association, Trustee-Pooling and Servicing Agreement -CSMC
Mortgage-Backed Pass-Through Certificates, Series 2007-1
1/1/2007

(page)

Schedule of Agreements

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., a Seller, Wells Fargo Bank N.A., a Servicer, Master Servicer and
Trust Administrator, Greenpoint Mortgage Funding, Inc., a Servicer and a
Seller, Select Portfolio Servicing, Inc., a Servicer, Special Servicer, and
Modification Oversight Agent and U.S. Bank National Association,
Trustee-Pooling and Servicing Agreement-CSMC Mortgage-Backed Pass-Through
Certificates, Series 2007-2
2/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing LLC., Servicer, Washington
Mutual Mortgage Securities Corp., Servicer, Select Portfolio Servicing, Inc.,
Servicer, Special Servicer and Modification Oversight Agent and U.S. Bank
National Association, Trustee-Pooling and Servicing Agreement-CSMC
Mortgage-Backed Pass-Through Certificates, Series 2007-3
3/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing, LLC, Servicer, Select
Portfolio Servicing, Inc., Servicer, Special Servicer and Modification
Oversight Agent and U.S. Bank National Association, Trustee-Pooling and
Servicing Agreement-CSAB Mortgage-Backed Pass-Through Certificates, Series
2007-1
4/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing, LLC., Servicer, Select
Portfolio Servicing, Inc., Servicer, Special Servicer, and Modification
Oversight Agent and U.S. Bank National Association, Trustee-Pooling and
Servicing Agreement-CSMC Mortgage-Backed Pass-Through Certificates, Series
2007-4
5/1/2007

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.
Seller, Select Portfolio Servicing, Inc., Servicer, Officetiger Global Real
Estate Services Inc., Loan Performance Advisor and Wells Fargo Bank, N.A.,
Trustee-Pooling and Servicing Agreement-Asset Backed Securities Corporation
Home Equity Loan Trust, Series AMQ 2007-HE2
5/1/2007

Financial Asset Securities Corp., Depositor, Litton Loan Servicing LP,
Servicer, Wells Fargo Bank, N.A., Master Servicer and Trust Administrator and
Deutsche Bank National Trust Company, Trustee -Pooling and Servicing
Agreement-Soundview Home Loan Trust 2007-2
9/1/2007

(page)

Schedule of Agreements

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Banco Popular De Puerto Rico, Servicer and Back-Up
Servicer, R&G Mortgage Corp., Servicer, Select Portfolio Servicing, Inc.,
Servicer, Special Servicer and Modification Oversight Agent and U.S. Bank
National Association, Trustee-Pooling and Servicing Agreement-CSMC
Mortgage-Backed Pass-Through Certificates, Series 2007-5
7/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer and
Trust Administrator, Select Portfolio Servicing, Inc., Servicer, Special
Servicer and Modification Oversight Agent, and U.S. Bank National Association,
Trustee-Series Supplement to Standard Terms of Pooling and Servicing
Agreement-Adjustable Rate Mortgage Trust 2007-3
9/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Bank of America, National Association, Servicer, Universal
Master Servicing, LLC., Servicer, Select Portfolio Servicing, Inc., Servicer,
Special Servicer, and Modification Oversight Agent and U.S. Bank National
Association, Trustee-Series Supplement to Standard Terms of the Pooling and
Servicing Agreement-CSMC Mortgage-Backed Pass-Through Certificates, Series
2007-6
9/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing LLC., Servicer, Banco Popular
De Puerto Rico, Servicer and Back-Up Servicer, Greenpoint Mortgage Funding,
Inc., Servicer, Select Portfolio Servicing, Inc., Servicer, Special Servicer
and Modification Oversight Agent and U.S. Bank National Association, Trustee
-Pooling and Servicing Agreement-CSMC Mortgage-Backed Pass-Through
Certificates, Series 2007-7
1/11/2007

Aames Mortgage Investment Trust 2005-4, as Issuer, Morgan Stanley ABS Capital I
Inc., As Depositor, Wells Fargo Bank, N.A., as Trust Administrator and Master
Servicer, Aames Capital Corporation, as Servicer, Aames Investment Corporation,
as Seller and Deutsche Bank National Trust Company, as Indenture
Trustee-Transfer and Servicing Agreement-Aames Mortgage Investment Trust 2005-4
9/1/2005

Aames Mortgage Investment Trust 2006-1, as Issuer, Financial Asset Securities
Corp., as Depositor, Wells Fargo Bank, N.A., as Trust Administrator and Master
Servicer, Aames Funding Corporation, as Servicer, Aames Investment Corporation,
as Sponsor and Deutsche Bank National Trust Company, As Indenture
Trustee-Transfer And Servicing Agreement
4/1/2006

(page)

Schedule of Agreements

Flow Mortgage Loan Servicing Rights Sale and Servicing Agreement Among Select
Portfolio Servicing, Inc., as Servicer, DLJ Mortgage Capital, Inc., as
Servicing Rights Purchaser, and Redwood Residential Acquisition Corporation, as
Owner
5/5/2011

Assignment, Assumption and Recognition Agreement for the Sequoia Mortgage Trust
2011-2, among Redwood Residential Acquisition Corporation (the "Assignor"),
Sequoia Residential Funding, Inc. (the "Depositor"), Select Portfolio
Servicing, Inc., (the "Servicer"), DLJ Mortgage Capital, Inc. (the "Servicing
Rights Purchaser") and U.S. Bank National Association, as trustee, servicing under the Flow Mortgage Loan Servicing Rights Sale and Servicing Agreement
Among Select Portfolio Servicing, Inc., as Servicer, DLJ Mortgage Capital,
Inc., as Servicing Rights Purchaser, and Redwood Residential Acquisition
Corporation, as Owner
9/27/2011

Reconstituted Servicing Agreement, dated as of November 1, 2006, between
Greenwich Capital Financial Products, Inc., Countrywide Home Loans, Inc.,
Countrywide Home Loans Servicing LP, as servicer, and acknowledged by Wells
Fargo Bank, N.A., as trustee-HarborView Mortgage Loan Trust 2006-12
11/1/2006

Reconstituted Servicing Agreement, dated as of February 1, 2007, between
Greenwich Capital Financial Products, Inc., Countrywide Home Loans, Inc.,
Countrywide Home Loans Servicing LP, as servicer, and acknowledged by Wells
Fargo Bank, N.A., as trustee-HarborView Mortgage Loan Trust 2007-1
2/1/2007

Reconstituted Servicing Agreement, dated as of February 1, 2006, between
Luminent Mortgage Capital, Inc., as sponsor, Countrywide Home Loans, Inc.,
Countrywide Home Loans Servicing LP, as servicer, Greenwich Capital Acceptance,
Inc., as depositor, Maia Mortgage Finance Statutory Trust, as seller, Wells
Fargo Bank, N.A., as master servicer and securities administrator, and acknowledged by HSBC Bank USA, National Association, as trustee-Luminent
Mortgage Trust 2006-2
2/1/2006

Banc of America Mortgage Securities, Inc., as Depositor, Bank of America, N.A.,
as Servicer and Wells Fargo Bank, N.A., as Trustee-Pooling and Servicing
Agreement-Mortgage Pass-Through Certificates, Series 2005-5
5/26/2005

Banc of America Mortgage Securities, Inc., as Depositor, Bank of America, N.A.,
as Servicer and Wells Fargo Bank, N.A., as Trustee -Pooling and Servicing
Agreement-Mortgage Pass-Through Certificates, Series 2005-12
12/29/2005

Page 7 of ll

(page)

Schedule of Agreements

Assignment, Assumption and Recognition Agreement for the Sequoia Mortgage Trust
2012-1, among Redwood Residential Acquisition Corporation (the "Assignor"),
Sequoia Residential Funding, Inc. (the "Depositor"), Select Portfolio
Servicing, Inc., (the "Servicer"), DLJ Mortgage Capital, Inc. (the "Servicing
Rights Purchaser") and U.S. Bank National Association, as trustee, servicing under the Flow Mortgage Loan Servicing Rights Sale and Servicing Agreement
Among Select Portfolio Servicing, Inc., as Servicer, DLJ Mortgage Capital,
Inc., as Servicing Rights Purchaser, and Redwood Residential Acquisition
Corporation, as Owner
1/27/2012

Credit Suisse First Boston Mortgage Securities Corp., Depositor, Wells Fargo
Bank, N.A., Master Servicer and Securities Administrator, Select Portfolio
Servicing, Inc., Servicer and U.S. Bank National Association, Trustee-Pooling
and Servicing Agreement -CSMC Trust 2012-CIM1
3/1/2012

Credit Suisse First Boston Mortgage Securities Corp., Depositor, Wells Fargo
Bank, N.A., Master Servicer and Securities Administrator, Select Portfolio
Servicing, Inc., Servicer and U.S. Bank National Association, Trustee-Pooling
and Servicing Agreement -CSMC Trust 2012-CIM2
6/1/2012

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Decision One Mortgage Company LLC, Responsible Party,
and Wells Fargo Bank, National Association, Trustee-Pooling and Servicing
Agreement-Securitized Asset Backed Receivables LLC Trust 2004-D01
7/1/2004

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Decision One Mortgage Company LLC, Responsible Party
and Wells Fargo Bank, National Association, Trustee-Pooling and Servicing
Agreement-Securitized Asset Backed Receivables LLC Trust 2004-D02
9/1/2004

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Mortgageramp Inc., Loan Performance Advisor, Fremont
Investment & Loan, Responsible Party and Wells Fargo Bank, National
Association, Trustee -Pooling and Servicing Agreement -Securitized Asset Backed
Receivables LLC Trust 2005-FR3
7/1/2005

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Homeq Servicing Corporation, Servicer, Mortgageramp,
Inc., Loan Performance Advisor, NC Capital Corporation, Responsible Party, WMC
Mortgage Corp., Responsible Party and Wells Fargo Bank, National Association,
Trustee-Pooling and Servicing Agreement-Securitized Asset Backed Receivables
Llc Trust 2005 HE1
11/1/2005

(page)

Schedule of Agreements

Deutsche Alt-A Securities, Inc., Depositor, Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator, Clayton Fixed Income Services Inc., as
Credit Risk Manager and HSBC Bank USA, National Association, Trustee-Pooling
and Servicing Agreement -Mortgage Pass-Through Certificates Series 2007-AB1
3/1/2007

Deutsche Alt-A Securities, Inc., Depositor and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator and HSBC Bank USA, National Association,
Trustee-Pooling and Servicing Agreement-Mortgage Pass Through Certificates
Series 2007-AR1
1/1/2007

Deutsche Alt-A Securities, Inc., Depositor and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator and Clayton Fixed Income Services Inc.,
Credit Risk Manager and HSBC Bank USA, National Association, Trustee -Pooling
and Servicing Agreement-Mortgage Pass-Through Certificates Series 2007-AR2
2/1/2007

Deutsche Alt-A Securities, Inc., Depositor and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator and HSBC Bank USA, National Association,
Trustee-Pooling and Servicing Agreement-Mortgage Pass-Through Certificates
Series 2007-BAR1
2/1/2007

HSI Asset Securitization Corporation, Depositor, Wells Fargo Bank, N.A., Master
Servicer, Securities Administrator and Custodian, Deutsche Bank National Trust
Company, Trustee and Officetiger Global Real Estate Services Inc., Credit Risk
Manager -Pooling and Servicing Agreement-HSI Asset Securitization Corporation
Trust 2007-HE1
2/1/2007

HSI Asset Securitization Corporation, Depositor, Wells Fargo Bank, N.A.,
Master Servicer, Securities Administrator and Custodian, Deutsche Bank National
Trust Company, Trustee and Officetiger Global Real Estate Services Inc., Credit
Risk Manager -Pooling and Servicing Agreement-HSI Asset Securitization
Corporation Trust 2007-HE2
4/1/2007

HSI Asset Securitization Corporation, Depositor, Wells Fargo Bank, N.A., Master
Servicer, Securities Administrator and Custodian, Deutsche Bank National Trust
Company, Trustee and Officetiger Global Real Estate Services Inc., Credit Risk
Manager -Pooling and Servicing Agreement -HSI Asset Securitization Corporation
Trust 2007-NC1
5/1/2007

(page)

Schedule of Agreements

Financial Asset Securities Corp., Depositor, Litton Loan Servicing LP,
Servicer, Wells Fargo Bank, N.A., Master Servicer and Trust Administrator and
Deutsche Bank National Trust Company, Trustee -Pooling and Servicing Agreement
-Soundview Home Loan Trust 2007-2
9/1/2007

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2005-AC5, Asset-Backed Certificates, Series 2005-AC5, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
7/29/2005

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2005-AC8, Asset-Backed Certificates, Series 2005-AC8, Assignee and
Savannah Bank, NA, the Company
10/31/2005

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2006-AC1, Asset-Backed Certificates, Series 2006-AC1, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
1/31/2006

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2006-AC2, Asset-Backed Certificates, Series 2006-AC2, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
2/28/2006

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2005-8, Mortgage Pass-Through Certificates, Series 2005-8, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
8/31/2005

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2005-9, Mortgage Pass-Through Certificates, Series 2005-9, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
9/30/2005

(page)

Schedule of Agreements

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2006-1 Mortgage Pass-Through Certificates, Series 2006-1 , Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
1/31/2006

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2006-2 Mortgage Pass-Through Certificates, Series 2006-2, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
3/1/2006

Credit Suisse First Boston Mortgage Securities Corp., Depositor, Wells Fargo
Bank, N.A., Master Servicer and Securities Administrator, Select Portfolio
Servicing, Inc., Servicer and Christiana Trust, A Division of Wilmington
Savings Fund Society, FSB, Trustee-Pooling and Servicing Agreement-CSMC Trust
2012-CIM3
11/1/2012

ACE Securities Corp., Depositor, Wells Fargo Bank Minnesota, National
Association, Master Servicer and Securities Administrator and Bank One,
National Association, Trustee -Pooling and Servicing Agreement -ACE Securities
Corp. Home Equity Loan Trust, Series 2002-HE3
12/1/2002

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital Inc., Seller, Select Portfolio Servicing Inc., Wells Fargo Bank, N.A.,
Wilshire Credit Corporation, Servicers, Wells Fargo Bank, N.A., Master Servicer
and Trust Administrator and U.S. Bank National Association, Trustee-Pooling and
Servicing Agreement-CSFB Mortgage Pass-Through Certificates, Series 2004-CF2
9/1/2004

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer,
Back-Up Servicer and Trust Administrator, Chase Manhattan Mortgage Corporation,
Master Servicer, Washington Mutual Mortgage Securities Corp., Seller and
Servicer, Fairbanks Capital Corp., Greenpoint Mortgage Funding, Inc.,
Servicers, Wilshire Credit Corporation, Special Servicer, and U.S. Bank
National Association, Trustee -Pooling and Servicing Agreement -Mortgage-Backed
Pass-Through Certificates, Series 2004-AR5
5/1/2004

Pool and Servicing Agreement-Contimortgage Home Equity Loan Trust 1999-3
6/1/1999

  EX-35.4
(logo) Wells Fargo Home Mortgage

Wells Fargo Home Mortgage
One Home Campus
Des Moines, IA 50328-0001

Wells Fargo Bank, N.A.
Servicer Compliance Statement

I, Jackie C. Mueller, Senior Vice President of Wells Fargo Bank, N.A. ("Wells
Fargo") hereby state that:

1. A review of the activities of Wells Fargo during the calendar year 2012 and of Wells Fargo's performance under the servicing agreements(s) listed on the attached Exhibit A (the "Servicing Agreement(s)") has been made under my supervision.

2. To the best of my knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Servicing Agreement(s) in all material respects throughout 2012.

3. Furthermore, Wells Fargo has complied with the requirements of IRS Code sections 6060H (interest received), 6050J (foreclosure/abandonment) and 6050P
(cancellation of debt). In addition, Wells Fargo is in compliance with all applicable regulatory requirements, including OFAC, USA Patriot Act, and CIP.

/s/ Jackie C. Mueller
Jackie C. Mueller
Senior Vice President
Wells Fargo Bank, N.A.

February 21, 2013

Wells Fargo Home Mortgage
is a division of Wells Fargo Bank, N.A.

(page)

EXHIBIT A

CLIENT     INV#         INV           MASTER SERVICER/TRUSTEE     DEAL NAME
708        E87     REDWOOD TRUST       WELLS FARGO BANK CTS       SEMT 2011-2

  EX-35.5
(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 330
Mill Valley, California 94941

RE: Annual Statement as to Compliance

The undersigned, a duly authorized officer of Wells Fargo Bank, N.A. ("Wells
Fargo"), hereby certifies as follows for the calendar year 2012:

(a) a review of Wells Fargo's activities as assigned and agreed to under the servicing agreement(s) listed on Schedule A hereto (the "Servicing
Agreement(s)") and its performance under the Servicing Agreements has been made under my supervision; and

(b) to the best of my knowledge, based on such review Wells Fargo has fulfilled all of its obligations under the Servicing Agreement(s) in all material respects throughout the reporting period, except as noted in Schedule B.

March 1, 2013

/s/ Julie Eichler
JULIE EICHLER
Vice President

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule A

List of Servicing Agreement(s) and Series

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-1 Mortgage
Pass-Through Certificates,Series 2011-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-2 Mortgage
Pass-Through Certificates,Series 2011-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-1 Mortgage
Pass-Through Certificates,Series 2012-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-2 Mortgage
Pass-Through Certificates,Series 2012-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-3 Mortgage
Pass-Through Certificates,Series 2012-3, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-5 Mortgage
Pass-Through Certificates,Series 2012-5, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-6 MortgagePass-
Through Certificates,Series 2012-6, Wells Fargo Bank, N.A. as Master Servicer
and Securities Administrator, as applicable.

Wells Fargo Bank, N.A.

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule B

Material Instances of Non-Compliance

No instances to report

Wells Fargo Bank, N.A.

Exhibit C

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A
                                  Amendment No. 2

  (Mark one)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2012

      OR

  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from ____________ to ____________

      Commission file number: 333-159791-05

      Sequoia Mortgage Trust 2012-1
      (exact name of issuing entity as specified in its charter)

      Commission file number: 333-159791

      Sequoia Residential Funding, Inc.
      (exact name of the depositor as specified in its charter)

      RWT Holdings, Inc.
      (exact name of the sponsor as specified in its charter)

  New York                                38-3867571
  (State or other jurisdiction of         38-3867572
  incorporation or organization)          38-3867573
                                          (I.R.S. Employer
                                          Identification No.)

   c/o Wells Fargo Bank, N.A.
   9062 Old Annapolis Road
   Columbia, MD                                 21045
  (Address of principal executive               (Zip Code)
  offices)

 Telephone number, including area code: (410) 884-2000

  Securities registered pursuant to Section 12(b) of the Act:

    NONE.

  Securities registered pursuant to Section 12(g) of the Act:

    NONE.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes ___     No  X

  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

    Yes ___     No  X

  Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  X      No ___

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
  (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  Not applicable.

  Indicate by check mark if disclosure of delinquent filers pursuant to Item
  405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part
  III of this Form 10-K/A or any amendment to this Form 10-K/A.

    Not applicable.

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer ___
   Accelerated filer ___
   Non-accelerated filer X (Do not check if a smaller reporting company)
   Smaller reporting company ___

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

    Yes ___     No  X

  State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

    Not applicable.

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
  Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    Not applicable.

  Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

    Not applicable.

  DOCUMENTS INCORPORATED BY REFERENCE

  List hereunder the following documents if incorporated by reference and the
  Part of the Form 10-K/A (e.g., Part I, Part II, etc.) into which the document is incorporated: (1)Any annual report to security holders; (2) Any proxy or information statement; and (3)Any prospectus filed pursuant to Rule 424(b)
  or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

    Not applicable.

                                     PART I

  Item 1.      Business.

               Omitted.

  Item 1A.     Risk Factors.

               Omitted.

  Item 1B.     Unresolved Staff Comments.

               None.

  Item 2.      Properties.

               Omitted.

  Item 3.      Legal Proceedings.

               Omitted.

  Item 4.      Mine Safety Disclosures.

               Omitted.

                                     PART II

  Item 5.      Market for Registrant's Common Equity, Related Stockholder
               Matters and Issuer Purchases of Equity Securities.

               Omitted.

  Item 6.      Selected Financial Data.

               Omitted.

  Item 7.      Management's Discussion and Analysis of Financial Condition and
               Results of Operations.

               Omitted.

  Item 7A.     Quantitative and Qualitative Disclosures About Market Risk.

               Omitted.

  Item 8.      Financial Statements and Supplementary Data.

               Omitted.

  Item 9.      Changes in and Disagreements With Accountants on Accounting and
               Financial Disclosure.

               Omitted.

  Item 9A.     Controls and Procedures.

               Omitted.

  Item 9B.     Other Information.

               None.

                                    PART III

  Item 10.     Directors, Executive Officers and Corporate Governance.

               Omitted.

  Item 11.     Executive Compensation.

               Omitted.

  Item 12.     Security Ownership of Certain Beneficial Owners and Management
               and Related Stockholder Matters.

               Omitted.

  Item 13.     Certain Relationships and Related Transactions, and Director
               Independence.

               Omitted.

  Item 14.     Principal Accounting Fees and Services.

               Omitted.

  ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB

Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

No single obligor represents 10% or more of the pool assets held by the issuing entity.

Item 1114(b)(2) of Regulation AB, Significant Enhancement  Provider Financial
Information.

No entity or group of affiliated entities provides any external credit enhancement or other support for the certificates within this transaction as described under Item 1114 (a) of Regulation AB.

Item 1115(b) of Regulation AB, Certain Derivatives Instruments (Financial
Information).

No entity or group of affiliated entities provides any derivative instruments or other support for the certificates within this transaction as described under
Item 1115 of Regulation AB.

Item 1117 of Regulation AB, Legal Proceedings.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle (the
"FHLB-Seattle") filed a complaint in the Superior Court for the State of
Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust,
Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the "FHLB-Seattle Defendants") alleging that the FHLB-Seattle Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Seattle Certificate") issued in the Sequoia
Mortgage Trust 2005-4 securitization transaction (the "2005-4 RMBS") and purchased by the FHLB-Seattle. Specifically, the complaint alleges that the alleged misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS,
(2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Seattle Certificate. The FHLB-Seattle alleges claims under the Securities Act of Washington (Section 21.20.005, et
seq.) and seeks to rescind the purchase of the Seattle Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received)
as well as attorneys' fees and costs. The Seattle Certificate was issued with an original principal amount of approximately $133 million, and, as of December
31, 2012, the FHLB-Seattle had received approximately $108 million of principal and $10.9 million of interest payments in respect of the Seattle Certificate.
As of December 31, 2012, the Seattle Certificate had a remaining outstanding principal amount of approximately $25 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood
Trust. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The FHLB-Seattle's claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation ("Schwab") filed a complaint in the Superior Court for the State of California in San Francisco
(case number CGC-10-501610) against the depositor and 26 other defendants
(collectively, the "Schwab Defendants") alleging that the Schwab Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the Schwab Defendants.
With respect to the depositor, Schwab alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Schwab Certificate") issued in the 2005-4 RMBS and purchased by Schwab. Specifically, the complaint alleges that the misstatements for the
2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Schwab Certificate. Schwab alleges a claim for negligent misrepresentation under California state law and seeks unspecified damages and attorneys' fees and costs. The Schwab Certificate was issued with an original principal amount of approximately $14.8 million, and, as of
December 31, 2012, Schwab had received approximately $12 million of principal and $1.3 million of interest payments in respect of the Schwab Certificate. As of December 31, 2012, the Schwab Certificate had a remaining outstanding principal amount of approximately $2.8 million. The depositor has denied
Schwab's allegations. The depositor believes that this case is without merit, and intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about October 15, 2010, the Federal Home Loan Bank of Chicago
("FHLB-Chicago") filed a complaint in the Circuit Court of Cook County,
Illinois (case number 10-CH-45033) against the depositor and more than 45 other named defendants (collectively, the "FHLB-Chicago Defendants") alleging that the FHLB-Chicago Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the FHLB-Chicago Defendants or entities controlled by them. FHLB-Chicago subsequently amended the complaint to name Redwood Trust and another one of
Redwood Trust's subsidiaries, RWT Holdings, Inc., as defendants. With respect to Redwood Trust, RWT Holdings, and the depositor, the FHLB-Chicago alleges that Redwood Trust, RWT Holdings, and the depositor made false or misleading statements in the offering materials for two mortgage pass-through certificates
(the "Chicago Certificates") issued in the Sequoia Mortgage Trust 2006-1 securitization transaction (the "2006-1 RMBS") and purchased by the
FHLB-Chicago. The complaint alleges that the alleged misstatements concern, among other things, the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2006-1 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans,
(4) ratings assigned to the Chicago Certificates, and (5) due diligence performed on these mortgage loans. The FHLB-Chicago alleges claims under
Illinois Securities Law (815 ILCS Sections 5/12(F)-(H)) and North Carolina
Securities Law (N.C.G.S.A. Section 78A-8(2) & Section 78A-56(a)) as well as a claim for negligent misrepresentation under Illinois common law. On some of the causes of action, the FHLB-Chicago seeks to rescind the purchase of the Chicago
Certificates and to collect interest on the original purchase prices at the statutory interest rate of 10% per annum from the dates of original purchase
(net of interest received). On one cause of action, the FHLB-Chicago seeks unspecified damages. The FHLB-Chicago also seeks attorneys' fees and costs. The first of the Chicago Certificates was issued with an original principal amount of approximately $105 million and, at December 31, 2012, the FHLB Chicago had received approximately $68 million of principal and $23 million of interest payments in respect of this Chicago Certificate. As of December 31, 2012, this
Chicago Certificate had a remaining outstanding principal amount of approximately $37 million. The second of the Chicago Certificates was issued with an original principal amount of approximately $379 million and, at
December 31, 2012, the FHLB Chicago had received approximately $244 million of principal and $78 million of interest payments in respect of this Chicago
Certificate. As of December 31, 2012, this Chicago Certificate had a remaining outstanding principal amount of approximately $133 million (after taking into account approximately $1.6 million of principal losses allocated to this
Chicago Certificate). The depositor, Redwood Trust, and RWT Holdings have denied FHLB-Chicago's allegations. The depositor believes that this case is without merit, and the depositor intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2006-1
RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses.
Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions).
Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law or regulation in the conduct of their business.

In fact, the sponsor and its affiliates have received, and responded to, information requests and subpoenas from two governmental authorities (one by the SEC relating to the sponsor's CDO business and one by the National Credit
Union Administration relating to a residential mortgage securitization conducted by the sponsor and the depositor). It is possible that the sponsor, the depositor, the seller or their affiliates might not be successful in defending or responding to any litigation, governmental investigation or related action and any losses incurred as a result of the resolution of any such action or investigation could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates. In any case, regardless of the merits of any allegation or legal action that may be brought against the sponsor, the depositor, the seller or their affiliates, or of their success in defending against such allegations or legal actions, the costs of defending against any such allegation or legal action may be significant or material and could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates.

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related
Transactions.

The seller and servicing administrator, the sponsor and the depositor are each wholly-owned subsidiaries of Redwood Trust, Inc. Credit Suisse Securities (USA)
LLC, an underwriter, is an affiliate of DLJ Mortgage Capital, Inc. from which the depositor purchased some of the mortgage loans as to which First Republic
Bank is the originator. The seller maintains a warehouse line of credit to finance its holdings of mortgage loans with each of an affiliate of Credit
Suisse Securities (USA) LLC and an affiliate of Wells Fargo Securities, LLC, also an underwriter. The seller will use a portion of the proceeds of the sale of the certificates to repay outstanding debt under these warehouse lines of credit. Select Portfolio Servicing, Inc., a servicer of 14.83% by cut-off date stated principal balance of the mortgage loans, is an affiliate of Credit
Suisse Securities (USA) LLC, and DLJ Mortgage Capital, Inc. owns the servicing rights to such mortgage loans.

There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, any servicer, the custodian, the master servicer or either originator of the mortgage loans on the other hand.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

The reports on assessment of compliance with the servicing criteria for asset-backed securities and the related attestation reports on such assessments of compliance are attached hereto under Item 15.

The registrant has prepared the Table below in connection with this transaction. The Table shows, in one compiled format, which entity participating in a servicing function for this transaction was assigned responsibility for each criterion in Item 1122(d). In the Table below, certain criteria are not applicable, given the structure of the offering, and accordingly no entity is assigned responsibility for such criteria.

Also, U.S. Bank National Association ("U.S. Bank"), the trustee, does not participate in any servicing function for the transaction that is the subject of this 10-K filing. Therefore, there is no reference to U.S. Bank in the chart below; nor does this 10-K filing include any assessment or auditor report from
U.S. Bank. Finally, any discrepancies between the chart below and the assessment of compliance exhibit provided by any party listed in the chart is explained by the fact that the chart is specific to the transaction that is the subject of this 10-K filing, whereas each party's respective assessment of compliance is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing.

SEQUOIA RESIDENTIAL FUNDING, INC.
SEMT 2012-1
Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Wells Fargo   PHH Mortgage  First      Cenlar FSB,
Reference                                                       Bank, as      Corp.,as      Republic   as Servicer
                                                                Master        Servicer      Bank, as
                                                                Servicer,                   Servicer
                                                                Securities
                                                                Administrator
                                                                and Paying
                                                                Agent

                   General Servicing Considerations

1122(d)(1)(i)      Policies and procedures are instituted        X             X             X          X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are      X             X             X          X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A        N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions      X             X             X          X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration

1122(d)(2)(i)      Payments on pool assets are deposited         X             X             X          X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on       X             X             X          X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X             X             X          X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,     X             X             X          X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a    X             X             X          X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to      X             X             X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly     X             X             X          X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting

1122(d)(3)(i)      Reports to investors, including those to be   X             X             X          X
                   filed with the Commission, are maintained                   (Except NOT   (Except NOT
                   in accordance with the transaction                          1122(d)(3)    1122(d)(3)
                   agreements and applicable Commission                        (i)(C))       (i)(C))
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and    X             X             X          X
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are         X             X             X          X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the         X             X             X          X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                       X             X          X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                       X             X          X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions                    X             X          X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any                      X             X          X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the                        X             X          X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or                        X             X          X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions                         X             X          X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts                      X             X          X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates                      X             X          X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for                       X             X          X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor                       X             X          X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                               X             X          X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an                          X             X          X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and               X             X             X          X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A           N/A           N/A        N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

SEQUOIA RESIDENTIAL FUNDING, INC. (continued)
SEMT 2012-1
Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Redwood       Select        Wells Fargo Bank,
Reference                                                       Residential   Portfolio     as Custodian
                                                                Acquisition   Servicing,
                                                                Corporation,  as Servicer
                                                                as Servicing
                                                                Administrator

                   General Servicing Considerations

1122(d)(1)(i)      Policies and procedures are instituted                      X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are                    X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions                    X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration

1122(d)(2)(i)      Payments on pool assets are deposited                       X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on                     X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     x             X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,                   X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a                  X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to                    X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly                   X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting

1122(d)(3)(i)      Reports to investors, including those to be
                   filed with the Commission, are maintained
                   in accordance with the transaction
                   agreements and applicable Commission
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                                     X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                                     X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any                      X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the                        X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or                        X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions                         X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts                      X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates                      X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for                       X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor                       X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                               X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an                          X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and                             X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A           N/A           N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

PHH Mortgage Corporation

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by PHH Mortgage (the "2012 PHH Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Item and 1122(d)(4)(vii) of Regulation AB. The 2012 PHH
Assessment is attached to this Form 10-K/A as exhibit 33.3.

1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure
and repossession procedures that were not concluded in
accordance with the timelines in the transaction agreements
were outside the control of the Asserting Party.

PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a 'material instance of noncompliance' because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for
PHH Mortgage Corporation to remediate. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in this Sequoia transaction.

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. The published Fannie
Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie
Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation.
These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. The above-described delays have had no effect on the transactions involving the subject loans. None of the subject loans were included in this Sequoia transaction.

Wells Fargo Bank

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by the Corporate Trust Services division of Wells Fargo Bank (the "2012 Wells
Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Items
1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. The 2012 Wells Assessment
is attached to this Form 10-K/A as exhibit 33.7.

There were no instances of noncompliance for the transaction to which this Form
10-K/A relates that led to Wells Fargo's determination that there was material instances of noncompliance at the platform level.

Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

For purposes of Wells Fargo's disclosure below, reference is made to the following defined terms.

"2012 Assessment" means, with respect to its Platform, the assessment of compliance with applicable Item 1122(d) servicing criteria prepared by management of Wells Fargo relating to the 2012 Reporting Period.

"2012 Attestation" means the compliance attestation report of KPMG LLP, the independent registered public accounting firm engaged by Wells Fargo to issue such compliance attestation report in connection with the 2012 Assessment, for the 2012 Reporting Period.

"2012 Item 1122 Compliance Reports" means the 2012 Assessment and 2012
Attestation.

"2012 Reporting Period" means as of and for the year ending December 31, 2012.

"Identified Payment Errors" means, with respect to the 2012 Reporting Period, the payment errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Identified Reporting Errors" means, with respect to the 2012 Reporting Period, the reporting errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Model" means the Model Input, the Model Program and the processes related to the Model Input and the Model Program that function together for the purpose of calculating payments in accordance with the requirements of relevant transaction documents.

"Model Errors" refers to Model Input Errors and Model Program Errors.

"Model Input" means data that is transmitted electronically or manually to a
Model such as data from a servicer, data from financial services information providers, cash adjustments (such as reimbursable expenses) and information from programs that perform interim calculations.

"Model Input Errors" means inaccurate or incomplete Model Input information, inaccuracies in receiving or processing Model Input information or inaccuracies in manual non-automated processing that lead to payment errors.

"Model Program" means Model programming logic designed to calculate payments in accordance with transaction document requirements.

"Model Program Errors" means inaccurate or incomplete programming or logic in the Model that does not produce calculations in accordance with the transaction documents and therefore causes payment errors and/or reporting errors.

"Platform" means the trustee/master servicer/securities administrator/paying agent platform designed by Wells Fargo that corresponds to the 2012 Assessment consisting of approximately 2000 RMBS transactions in addition to other commercial mortgage-backed security and asset-backed security transactions.

"RMBS" means residential mortgage-backed securities.

"Wells Fargo" means the Corporate Trust Services division of Wells Fargo Bank,
N.A.

Regarding specific failures in processes relating to waterfall calculations and reporting:

Wells Fargo develops a unique Model for each transaction in its Platform. On the whole, there are millions of calculations performed by the Models each payment period for the thousands of transactions in the Platform.

Wells Fargo's waterfall payment calculation and reporting functions can be categorized into three processes:
*Model Inputs,
*Model Programs, and
*transmission of each Model's output to the processes and systems that generate investor reports.

In the 2012 Reporting Period, there were 84
Identified Payment Errors on RMBS transactions .

*40 of the 84 Identified Payment Errors resulted from Model Input Errors. For example , in certain transactions, defaulted fixed rate loans became subject to unanticipated rate modifications when the loans were modified in accordance with industry loan modification initiatives. Because the transaction documents did not contemplate the rate modifications, the Model Input process had to be manually adapted to incorporate the rate changes. Model Input Errors occurred when the manual adjustments were made.

*44 of the 84 Identified Payment Errors resulted from Model Program Errors.
For example, in many RMBS transactions, at the point credit support is depleted
(i.e. the principal balance of the subordinate bonds is reduced to zero), payment allocations to the remaining senior bonds shift from a sequential payment priority to a pro rata payment priority. In many cases, the transaction documents require such shift to occur "on and after" the month in which credit support is depleted and in other transactions the shift occurs "after" the month in which credit support is depleted. Model Program Errors occurred when some Model Programs shifted payment allocations from sequential to pro rata in the wrong month inconsistent with the applicable transaction documents. In addition, with respect to transaction documents which direct the payment priority shift "on and after" credit support depletion, Model Program Errors occurred because proper effect was not given to the word "on". There is an order of operations in every waterfall that directs payments to bonds first and allocations of losses to bonds second. Because credit support depletion most often occurs from the allocation of losses to subordinate bonds, this order of operation (i.e. payments first; losses second) would have to be reversed to make a payment priority shift on the credit support depletion date. Model
Program Errors occurred when the order of operations was not reversed in this manner.

For the 2012 Reporting Period, there were 148 Identified Reporting Errors on
RMBS transactions .

*84 of the 148 Identified Reporting Errors resulted from the 84 Identified
Payment Errors. Inaccurate payments led to inaccurate reporting.

*64 of the 148 Identified Reporting Errors were unrelated to the Identified
Payment Errors.

**36 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete bond reporting. Some examples of these 36 Identified Reporting Errors include inaccurate reporting variables related to investor payments, incorrect tranche balance reporting and incorrect trigger reporting.
**28 of the 64 Identified
Reporting Errors resulted from inaccurate/incomplete mortgage loan reporting.
Some examples of these 28 Identified Reporting Errors include incorrect information on the collateral statement portion of the investor report, inaccurate delinquency reporting and inaccurate loan level performance reporting.

What you mean by "unprecedented levels of collateral degradation" and why that would have any effect on the calculation of the waterfall:

"Unprecedented levels of collateral degradation" refers to the significant decrease in mortgage loan performance experienced by RMBS transactions generally over the past several years. The significant decrease in loan performance is evidenced by the fact that over 50 percent of the RMBS transactions in Wells Fargo's Platform have reached credit support depletion.
This is a significant event because waterfall payment priorities for the senior bonds typically change at that point.

One reason why high levels of RMBS mortgage loan performance degradation affect waterfall calculations is because such degradation contributes to Model Input
Errors. One example of such Model Input Errors relates to the extensive level of mortgage loan delinquencies and the resulting extensive levels of servicer advancing. High levels of advancing lead to both high advance recoveries by servicers in single distribution periods and increased servicer stop advance decisions. These phenomena require manual processing which can result in Model
Input Errors.

The high level of RMBS mortgage loan performance degradation has also contributed to Model Program Errors. The extensive collateral losses in RMBS transactions have triggered waterfall scenarios that were considered unlikely to occur at the inception of the transactions (if they were considered at all)
and were not as clearly detailed as other provisions in the transaction agreements that direct waterfall calculations and distributions. At Model creation, those waterfall scenarios were not forecasted to reach the levels of underperformance that RMBS mortgage loans have experienced. Because of such lack of forecasting and the absence of benchmark data for such scenarios from the underwriters/sponsors of the transactions or other sources, Wells Fargo was unable to test and validate such waterfall scenarios. As a result, Model
Program Errors occurred.

What you mean by "adapted over time":

"Adapted over time" refers to the fact that Model Programs and Model Inputs and the processes related to Model Programs and Model Inputs are, over the life of a transaction, constantly being adjusted in an effort to ensure accurate payments. Continual adjustments are required because the transactions and securities to which the Models relate are very complex and the technology and processes related to Model Programs and Model Inputs are equally complex. The level of adjustment needed for Model Programs, Model Inputs, and related processes increased as mortgage loan performance degradation increased.

Regarding "Payment Errors" and "Reporting Errors":

The Identified Payment Errors and the Identified Reporting Errors were generally similar in type to the payment and reporting errors that led to the determination that there was a material instance of noncompliance for the 2011 assessment of compliance. However, the transactions on which the errors occurred and the exact circumstances and details giving rise to the Identified
Payment Errors and Identified Reporting Errors in 2012 were different than
2011. The correction of the 2011 identified payment errors and reporting errors was specific to the Models for the affected transactions and such corrections do not preclude the possibility that a similar type of error would occur on a different transaction with a different Model in 2012.

Examples of Model Program Errors that occurred similarly in both years involve
(i) post-credit support depletion loss allocation methodology and payment priority rules (e.g., pro rata versus sequential), and (ii) the calculation of group-directed cash flows, interest calculation elements (rate, accrual day logic, etc.), and pre-credit support depletion loss allocation.

Examples of Model Input Errors that occurred similarly in both years involve
(i) improper coding of cash adjustments and using incorrect prior month data,
(ii) loan modification inputs related to capitalization of delinquent amounts and the recovery of advances related thereto and modified interest rates in certain transaction structures, and (iii) cash adjustments related to servicer advance reimbursements that caused errors in certain calculations (e.g., the net weighted average coupon rate calculations).

Comparing the Identified Reporting Errors to the identified reporting errors in
2011, a substantial number in each year were caused by the payment errors
(i.e., reporting an incorrect payment). There were other reporting errors in both years that related to missing and incorrect bond information and missing and incorrect mortgage loan information.

Whether the payment errors resulted in overpayments or underpayments to investors:

In most cases, the Identified Payment Errors were a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Therefore, most of the Identified Payment Errors consisted of overpayments and underpayments that netted to zero because all the cash that was received from a transaction party in a payment cycle was distributed to investors or other transaction parties on the related payment date .

The types of reporting errors that occurred and how they related to the payment errors:

84 of the 148 Identified Reporting Errors were caused by the Identified Payment
Errors in that the incorrect payment led to incorrect reporting. Since the
Identified Payment Errors were calculated incorrectly, the payments were reported incorrectly. The remaining 64 of the 148 Identified Reporting Errors were not caused by the Identified Payment Errors. Those 64 Identified Reporting
Errors consisted of missing or inaccurate information related to various bond reporting and mortgage loan reporting elements.

Whether investors whose payments were impacted were notified of the errors and, if so, how they were notified:

Investors received notice of the Identified Payment Errors by means of the posting to Wells Fargo's website of corrected payment date statements.
Investors received notice of Investor Reporting Errors by either a revised statement in connection with a restatement of the affected distributions or by correcting the reporting error on the next payment date statement.

Whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made:

With one exception , Identified Payment Errors that resulted in underpayments to investors were rectified by means of restating affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.

Whether any future payments were adjusted to account for overpayments:

With one exception described in footnote 8, Identified Payment Errors that resulted in overpayments to investors were rectified by restating the affected distribution periods. Except with respect to one Identified Payment Error on one transaction unrelated to the transactions to which the Comment Letter relates, no future payments were adjusted in connection with overpayment errors. In that one case, distributions to one class of certificates were adjusted over three distribution dates and such adjustment was disclosed on the respective distribution date statements.

Regarding remediation of the identified errors and any adjustments to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors:

The specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors:

Except as discussed in footnote 8, Wells Fargo has remediated all of the 84
Identified Payment Errors through restatements of the affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.
Wells Fargo has remediated all 148 Identified Reporting Errors by either issuing a revised statement in connection with a restatement of the affected payments or by ensuring that the reporting element in question was correctly reported on the next payment date statement.

The specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform:

Wells Fargo has determined to address not only the specific errors that led to the determination of material instances of non-compliance on the RMBS component of its Platform, but also to take proactive measures to identify other problems with its Models that could cause payment or reporting errors. Accordingly,
Wells Fargo has undertaken an expansive project to identify, rectify and prevent problems with its Models and the individual transactions that exhibited these problems. Wells Fargo is in the early stages of this project. Due to the size of the RMBS component of its Platform, this is a long term, intensive project involving significant internal and external resources. In conjunction with other steps taken, Wells Fargo believes that this initiative will result in ongoing improvements to its payment and reporting processes.

Any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future:

Throughout 2012 and 2013, Wells Fargo has adopted numerous other initiatives in an effort to add rigor to its operational processes and quality control measures. The initiatives relate to both preventing Model Errors and identifying and correcting Model Errors. Examples of measures to prevent Model
Errors include, among other things, enhancements to its (i) new Model creation procedures, (ii) procedures for pre-closing review of waterfall language in transaction documents, and (iii) procedures for pre-payment date testing of transaction level payment calculations and reporting elements. Examples of measures to identify and correct Model Errors include, among other things, (a)
enhanced procedures relating to Model revisions, (b) the creation of a team charged with conducting a careful analysis of every Model Error to determine if any additional controls are necessary to prevent the errors from re-occurring, and (c) the creation of a team to proactively perform Model Program corrections to prevent future Model Errors. Wells Fargo has hired over two dozen additional staff and reorganized various teams to more effectively manage the above-mentioned operational processes and quality control measures.

^1While there were also some Identified Payment Errors on CMBS and ABS transactions in the Platform, Schedule B to the 2012 Assessment says "[T]he identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the
Platform had occurred was limited to certain RMBS transactions in the Platform.
There were no identified Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform".
Accordingly, the statistics provided in this response relating to Identified
Payment Errors and Identified Reporting Errors are limited to RMBS transactions in the Platform.

^2Because it would be impractical to provide a detailed
explanation of each of the 84 Identified Payment Errors, Wells Fargo has endeavored in its responses to questions 5, 6 and 7 to provide meaningful examples of the Identified Payment Errors and Identified Reporting Errors. The
examples are illustrative but not representative of every individual error or error type.

^3See footnote 1.

^4A stop advance decision is made by a servicer when, with respect to any advance made in the past or any proposed future advance, it determines that such advances will not be recoverable from collections on the loan or from liquidation proceeds.

^5There were principally two types of benchmark data used: decrement tables and underwriter/sponsor cash flow projections. The decrement tables in offering documents generally only projected out at pricing speeds with zero loss assumptions. Reconciling Models with those decrement tables based on those assumptions would not have exposed the stresses on the Model Programs resulting from the significant mortgage loan performance degradation in recent years. In addition, cash flow projections received from the underwriters/sponsors at the time of deal issuance were projected at minimal losses which were not severe enough to expose the stresses on the Model Programs resulting from the significant collateral degradation in recent years.

^6While most Identified Payment Errors netted to zero, a small number of the
Identified Payment Errors did not net to zero. Identified Payment Errors that did not net to zero occurred when, inadvertently, either (i) less than 100 percent the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date leaving cash in the transaction's distribution account or (ii) an amount greater than 100 percent of the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date causing an overdraft of the transaction's distribution account.
The scenario described in clause (i) explains the majority of circumstances where overpayments and underpayments did not net to zero.

^7As used in this response, the term "restatement" and the phrase "restating affected distribution periods" means the correction of an overpayment or underpayment experienced by a class of book-entry securities by (i) submitting a revised payment date statement for each affected distribution period to the
Depository Trust Company ("DTC") by which the DTC adjusts the accounts of the overpaid and underpaid classes, and (ii) the posting of such revised payment date statement to Wells Fargo's website. In accordance with its current policy, the DTC revises up to twelve months of affected distributions. On a limited number of occasions when the affected distribution periods extended beyond such twelve month time frame, Wells Fargo included adjustments for the additional distribution periods in the restatement of the twelve distribution periods and notified investors of this fact on the revised payment date statements. The process is similar for physical securities except that Wells Fargo interacts directly with affected holders as opposed to interacting with the DTC.

^8There is one underpayment of $4992.92 (and a corresponding overpayment of the same amount) from March 2012 which has not been remedied. The underpayment did not occur on any transaction to which the Commission's Comment Letter directly relates. Wells Fargo is in the process of determining an appropriate course of action with regard to this underpayment.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

Item 1123 of Regulation AB, Servicer Compliance Statement.

The servicer compliance statements are attached hereto under Item 15.

                               Part IV

  Item 15. Exhibits, Financial Statement Schedules.

  (a) Exhibits.

  (31) Rule 13a-14(d)/15d-14(d) Certification.

  (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 Cenlar, FSB as Servicer
    33.2 First Republic Bank as Servicer
    33.3 PHH Mortgage Corporation as Servicer
    33.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    33.5 Select Portfolio Servicing, Inc. as Servicer
    33.6 Wells Fargo Bank, N.A. as Custodian
    33.7 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 Cenlar, FSB as Servicer
    34.2 First Republic Bank as Servicer
    34.3 PHH Mortgage Corporation as Servicer
    34.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    34.5 Select Portfolio Servicing, Inc. as Servicer
    34.6 Wells Fargo Bank, N.A. as Custodian
    34.7 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 Cenlar, FSB as Servicer
    35.2 First Republic Bank as Servicer
    35.3 PHH Mortgage Corporation as Servicer
    35.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    35.5 Select Portfolio Servicing, Inc. as Servicer
    35.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (b) Not applicable.

   (c) Omitted.

                          SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities
  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Sequoia Residential Funding, Inc.
   (Depositor)

   /s/ John Isbrandtsen
   John Isbrandtsen, Chairman of the Board and Chief Executive Officer
   (senior officer in charge of securitization of the depositor)

    Date:   October __, 2013

  Exhibit Index

  Exhibit No.

   (31) Rule 13a-14(d)/15d-14(d) Certification.

   (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 Cenlar, FSB as Servicer
    33.2 First Republic Bank as Servicer
    33.3 PHH Mortgage Corporation as Servicer
    33.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    33.5 Select Portfolio Servicing, Inc. as Servicer
    33.6 Wells Fargo Bank, N.A. as Custodian
    33.7 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 Cenlar, FSB as Servicer
    34.2 First Republic Bank as Servicer
    34.3 PHH Mortgage Corporation as Servicer
    34.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    34.5 Select Portfolio Servicing, Inc. as Servicer
    34.6 Wells Fargo Bank, N.A. as Custodian
    34.7 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 Cenlar, FSB as Servicer
    35.2 First Republic Bank as Servicer
    35.3 PHH Mortgage Corporation as Servicer
    35.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    35.5 Select Portfolio Servicing, Inc. as Servicer
    35.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  EX-31 Rule 13a-14(d)/15d-14(d) Certification.

  I, John Isbrandtsen, certify that:

  1.I have reviewed this report on Form 10-K/A and all reports on Form 10-D required to be filed in respect of the period covered by this report on
    Form 10-K/A of Sequoia Mortgage Trust 2012-1 (the "Exchange Act periodic reports");

  2.Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

  4.Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreements in all material respects; and

  5.All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with
    Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18
    have been included as an exhibit to this report, except as otherwise disclosed in this report.  Any material instances of noncompliance described in such reports have been disclosed in this report on Form
    10-K/A.

    In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:
    Cenlar, FSB as Servicer, First Republic Bank as Servicer, PHH Mortgage
    Corporation as Servicer, Select Portfolio Servicing, Inc. as Servicer,
    Wells Fargo Bank, N.A. as Custodian and Wells Fargo Bank, N.A. as
    Master Servicer and Securities Administrator.

    Dated:   October __, 2013

    /s/ John Isbrandtsen
    Signature

    Chairman of the Board and Chief Executive Officer
    (senior officer in charge of securitization of the depositor)

  EX-33.1
(logo)CENLAR FSB
CENTRAL LOAN ADMINISTRATION & REPORTING

7 Graphics Drive, Suite 212 * Ewing, NJ 08628
609-883-3900 Ext. 3288 * Fax: 609-538-4006 * E-mail: gtornquist@cenlar.com

GREGORY S. TORNQUIST
President &. Chief Executive Officer

Management Assessment

The Board of Directors
Cenlar FSB:

Management of Cenlar FSB (the Company) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation
AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans (the Platform), except for servicing criteria
1122(d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012.
This criteria is not applicable to the Company because the Company does not perform activities with respect to the Platform relating to this criteria. With respect to servicing criteria 1122(d)(4)(xi) and 1122(d)(2)(vi), management has engaged various vendors to perform the activities required by these servicing criteria. The Company's management has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the
Company's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations ("Interpretation 17.06").
Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company's management is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

The Company's management has assessed the Company's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Company has complied, in all material respects with the servicing criteria, except for the servicing criteria 1122 (d)(1)(iii)
Backup Servicer, set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

Mailing Address: Cenlar FSB * 425 Phillips Boulevard * Ewing. NJ 08618

(page)

Cenlar FSB
February 28, 2013

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31,2012.

/s/ Gregory S. Tornquist
Gregory S. Tornquist
President & Chief Executive Officer

/s/ Stephen W. Gozdan                            /s/ Jeanne M. Bader
Stephen W. Gozdan                                Jeanne M. Bader
Chief Financial Officer                          Director of Loan Administration

February 28, 2013

(page)

Appendix A
Securities Covered in Cenlar FSB's REG AB Attestation: Wells Fargo Bank, N.A.

Investor                                                         Security                        * Period
                                                                                                 Subserviced by
                                                                                                 Cenlar FSB

A54                    New York Mortgage Company                 NYMC 06-1                       1/1 to 12/31/12
H96                    UBS Real Estate Securities, Inc           MASTR 06-OA1                    1/1 to 12/31/12
D96                    UBS Real Estate Securities, Inc           MARM 06-OA2                     1/1 to 12/31/12
H83                    UBS Real Estate Securities, Inc           MARM 07-1                       1/1 to 12/31/12
J83                    UBS Real Estate Securities, Inc           MALT 07-1                       1/1 to 12/31/12
T83                    UBS Real Estate Securities, Inc           MAST 07-1                       1/1 to 12/31/12
U83                    UBS Real Estate Securities, Inc           MALT 07-HF1                     1/1 to 12/31/12
A83                    UBS Real Estate Securities, Inc           SMT 2007-1                      1/1 to 12/31/12
G52                    Opteum Financial Services, LLC            OMAC 06-1                       1/1 to 12/31/12
H52                    Opteum Financial Services, LLC            OMAC 06-2                       1/1 to 12/31/12
J52                    Opteum Financial Services, LLC            BAFC 2006-H                     1/1 to 12/31/12
K52                    Opteum Financial Services, LLC            CMLTI 06-FX1                    1/1 to 12/31/12
P52                    Opteum Financial Services, LLC            CMLTI 07-OPX1                   1/1 to 12/31/12
G43                    Thornburg Mortgage Home Loans             TMST 2007-3                     1/1 to 12/31/12
                       (RBS Financial)
WF3                    Lydian Bank/Wells Fargo                   GSR 2006 AR1                    1/1 to 12/31/12
WF4                    Lydian Bank/Wells Fargo                   GSR 2006 AR2                    1/1 to 12/31/12
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-2
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-3
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-4
N06                    Morgan Stanley Private Bank, NA           MSM 2007-15AR                   1/1 to 12/31/12
H06                    Redwood Trust, Inc.                       SEMT 2012-1                     1/1 to 12/31/12
K06                    Redwood Trust, Inc.                       SEMT 2012-2                     3/1 to 12/31/12
L06                    Redwood Trust, Inc.                       SEMT 2012-3                     6/1 to 12/31/12
Z06                    Redwood Trust, Inc.                       SEMT 2012-4                     9/1 to 12/31/12
Y06                    Redwood Trust, Inc.                       SEMT 2012-5                     10/1 to 12/31/12
RWO                    Redwood Trust, Inc.                       SEMT 2012-6                     11/1 to 12/31/12

  EX-33.2
(logo) FIRST REPUBLIC BANK
It's a priviledge to serve you

Management Assessment

Management of First Republic Bank (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of
Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the Platform) as of and for the year ended December 31, 2012, except for servicing criteria Item
1122(d)(1)(iii), 1122(d)(3)(i)(C), and Item 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the
Platform. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

With respect to servicing criteria Item 1122(d)(4)(iv), 1122(d)(4)(xi), and
1122(d)(4)(xii), management has engaged various vendors to perform the activities required by these servicing criteria. The Bank's management has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Bank's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The
Bank's management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

The Bank's management has assessed the Bank's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB, except for the servicing criteria listed above, which the Bank has determined are not applicable to the activities it performs.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the
Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2012.

/s/ Willis H. Newton, Jr.                                       Feb 26, 2013
Willis H. Newton Jr.                                            Date
Executive Vice President and Chief Financial Officer

San Francisco   Palo Alto     Los Angeles   Santa Barbara   Newport Beach
San Diego       Portland      Boston        Greenwich       New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR (800)
392-1400, FAX (415) 392-1413
CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

(page)

/s/ Nancy Segreto                                               2-26-2013
Nancy Segreto                                                   Date
Senior Vice President, Lending Services

/s/ Tony Sachs                                                  2-26-2013
Tony Sachs                                                      Date
Vice President, Lending Strategy, Products, and Sales

(page)

APPENDIX A

Investor #         Investor Name                                          Loan Count                        Balance

 70                Intrepid LLLP                                             10                                 $7,994,983.10
120                Redwood Trust (Bear Stearns)                              41                                $37,883,732.22
122                Sequioa 2007-2                                            54                                $59,087,187.83
123                SEMT 2007-3                                               14                                $18,859,040.60
162                Citigroup Mortgage Loan Turst Series 2005-6               43                                $25,911,492.79
163                SAMI II 2005-AR5                                         117                               $120,160,081.38
164                MLCC 2005-3                                               52                                $48,689,894.02
165                MLMI 2005-A10                                             39                                $39,284,676.72
166                Redwood Residential Acquisition Corp                       4                                 $3,633,378.93
167                Sequoia Mortgage Trust 2011-1                             68                                $67,482,607.62
168                Sequoia Mortgage Trust 2011-2                            147                               $113,988,859.58
169                Sequoia Mortgage Trust 2012-1                            163                               $168,721,787.16
171                Barclays Bank PLC                                          4                                 $6,582,000.00
172                SEMT 2012-2                                              135                               $135,890,347.31
174                Sequoia Mortgage Trust 2012-3                            103                               $108,554,512.42
175                Harbor View 2003-2(formerly Greenwich)                    23                                $16,076,535.52
176                Harbur View 2004-1(formerly Greenwich)                    46                                $29,985,340.12
177                Harbor View 2004-5(formerly Greenwich)                     9                                 $5,265,374.66
178                Harbor View 2006-6                                         1                                   $429,762.53
179                Harbor View 2007-5                                         7                                 $3,735,546.36
l80                MASTR 2003-5(formerly UBS Warburg)                         4                                 $3,143,362.16
181                Sequoia Mortgage Trust 2012-5                             78                                $76,875,140.83
185                MASTI 2003-4 (formerly UBS Warburg)                       17                                $12,120,429.47
186                MASTR 2005-2                                               1                                    $12,839.67
191                CSFB 2004-5                                                3                                 $1,114,012.87
192                CSFB 2004-6                                                7                                 $1,561,012.61
193                CSFB 2004-7                                                1                                   $444,108.79
195                MLMI 2005-A1                                              44                                $28,660,637.92
196                Merrill Lynch Bank                                        44                                $35,856,761.51
197                MLCC 2006-2                                               80                                $55,400,415.59
199                Sequoia Mortgage Trust 2012-4                             69                                $72,206,357.23
200                Sequoia Mortgage Trust 2012-6                             38                                $37,656,789.90
201                JP Morgan Mortgage Acq. Corp                             436                               $319,090,820.03
210                Washington Mutual (formerly Bank United of Texas)          1                                    $56,975.66
211                BANA                                                      92                               $115,503,384.77
215                Bank United N.A.                                          63                                $69,123,491.03
216                North Valley Bank                                         27                                $28,994,038.66
217                Signature Bank                                            20                                $28,654,257.53
218                RBS Financial Products Inc                               347                               $330,566,850.56
227                Washington Mutual (formerly Bank United of Texas)          4                                   $301,855.33
243                Chase Mortgage Services, Inc                               2                                   $255,984.46
244                Independent National Mortgage                              1                                   $385,943.40
248                Washington Mutual Bank, Flow Sales (PNC)                   3 .                                 $826,426.21
250                CitiMortgage                                               9                                 $3,857,846.66
255                Thornburg Mortgage (WAMU Master Servicer)                  1                                   $403,701.24
260                CitiMortgage                                              17                                 $3,317,122.15
312                Residential Funding                                       55                                $26,217,993.01
313                BofA Funding 2011-SD1                                      2                                 $1,014,765.35
330                U.S. Bank                                                  2                                   $307,651.05
355                Thornburg Mortgage (Wells Fargo Master Servicer)         871                               $688,618,418.12
356                Thornburg 2008-1                                           5                                 $5,670,049.38
357                Everbank                                                  47                                $50,426,112.17
414                Federal Home Mortgage Loan Association                     9                                   $704,505.33
415                FNMA MBS                                                   9                                   $922,650.62
510                CitiMortgage                                               7                                 $1,147,231.86
515                Fannie Mae-Laser                                       4,017                             $1,445,497,154.58
516                Bank of New Canaan                                         3                                 $4,673,224.00
614                Federal Home Loan Mortgage Association                     1                                    $61,851.56
633                Chase Mortgage Services, Inc                               3                                   $215,198.76
636                Bank United of Florida                                     1                                    $41,922.09
637                Bank of America                                            4                                   $403,913.94
720                2002-FRB2 REMIC                                           35                                $23,978,140.69
730                2002-FRB1 REMIC                                           61                                $42,313,140.10
740                200l-FRB1 REMIC                                           66                                $52,205,351.83
750                Washington Mutual Bank                                     1                                   $477,378.21
760                2000-FRB1 REMIC                                           23                                 $9,480,511.69
770                Bear Stearns                                               15                                 $5,811,126.62
775                AAR BART 2003-5 (Bear Stearns)                             40                                $17,953,862.58
777                HVMLT 2006-13                                              1                                   $750,000.00
780                2000-FRB2 REMIC                                           37                                $21,266,449.08

                                                                 Total    7,804                             $4,644,765,310.53

  EX-33.3
(logo) PHH Mortgage
PHH

3000 Leadenhall Road
Mount Laurel, NJ 08054

David E. Tucker
President, PHH Mortgage Corporation

Tel: (856)917.6824
Fax: {856) 917.4278
dave.tucker@phh.com
www.phh.com

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB
SERVICING CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"),
except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(xv) and
(d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report (the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122 (d)(2)(i), (d)(2)(ii), (d)(4)(iv),
(d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Assetiing Party served as servicer (the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2012 and for the Reporting Period and has concluded that the
Asserting Party has complied, in all material respects, with the Applicable
Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard         Description
1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure and repossession procedures that were not concluded in
                 accordance with the timelines in the transaction agreements were outside the control of the Asserting Party.

De1oitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing
Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2013

/s/ David E. Tucker
David E. Tucker
President

/s/ Martin L. Foster
Martin L. Foster
Senior Vice President - Loan Servicing

(logo) Sequoia Residential Funding, Inc.

March 28, 2013

     We have been advised by PHH Mortgage Corporation that the one material instance of noncompliance listed by PHH Mortgage Corporation on its Report on
Assessment of Compliance with Regulation AB Servicing Criteria for the January
1, 2012 through December 31, 2012 reporting period, having to do with
Regulation AB Item 1122(d)(4)(vii) (the "MINC"), did not involve assets for the subject Sequoia transaction. Additionally, we have been advised that there were no material impacts or effects on this Sequoia transaction as a result of the
MINC and that the MINC did not affect any payments or expected payments on the asset-backed securities in this Sequoia transaction.

/s/ John H. Isbrandtsen

John H. Isbrandtsen, Chairman of the Board and Chief Executive Officer
(senior officer in charge of securitization of the depositor)

  EX-33.4
(logo) REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373
MILL VALLEY, CA  94941
FAX: 415.381.1773

ASSESSMENT OF COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

Redwood Residential Acquisition Corporation (the "Asserting Party") provides this assessment of compliance with respect to its performance of functions for the Applicable Servicing Criteria, as defined below, in regards to the loans selected in the Platform for the following Period from January 1, 2012 through
December 31, 2012.

Platform: all residential mortgage loans being serviced by Cenlar FSB pursuant to the Flow Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the Asserting Party and Cenlar FSB, as amended by Amendment No. 1 thereto, dated November 3, 2011, and as modified by the related Assignment,
Assumption and Recognition Agreements identified in Schedule 1 hereto (the
"Cenlar FSB Flow Servicing Agreement").

Period: as of December 31, 2012 and for the period from January 1, 2012 through
December 31, 2012.

Applicable Servicing Criteria: the servicing criterion which applies to the functions performed by the Asserting Party is set forth in Section 229.1122 (d)
(2)(iii) of Regulation AB promulgated by the Securities and Exchange Commission
("Applicable Servicing Criteria"). With respect to the Applicable Servicing
Criteria, the Asserting Party performs the following limited function:

1. to fund by deposit or wire transfer amounts specified by Cenlar FSB in electronic or facsimile transmissions to the Asserting Party as necessary to make required advances of delinquent principal and interest payments under the
Cenlar FSB Flow Servicing Agreement.

With respect to the Platform, and with respect to the Period, the Asserting
Party provides the following assessment of its compliance in respect of the
Applicable Servicing Criteria (as defined above):

1. Management of the Asserting Party is responsible for assessing its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

2. Management of the Asserting Party has assessed its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

3. Based on such assessment, management of the Asserting Party concludes that, for the Period, the Asserting Party has complied in all material respects with the Applicable Servicing Criteria related to the servicing of the Platform taken as a whole.

4. There are no instances of material non-compliance during the Period.

Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report with respect to the Asserting Party's foregoing assessment of compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012.

Dated: March 11, 2013

Very truly yours,

REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

/s/ Bill Moliski
Name: Bill Moliski
Title: Executive Vice President

(page)

Schedule 1

1. Assignment, Assumption and Recognition Agreement ("AAR") with respect to the
   Cenlar FSB Flow Servicing Agreement dated as of January 27, 2012, as attached to the Pooling and Servicing Agreement, dated as of January 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, U.S. Bank National
   Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction:
   SEMT 2012-1.

2. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of March
   29, 2012, as attached to the Pooling and Servicing Agreement, dated as of
   March 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor,
   U.S. Bank National Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-2.

3. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of June
   27, 2012, as attached to the Pooling and Servicing Agreement, dated as of
   June 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor,
   Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-3.

4. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   September 21, 2012, as attached to the Pooling and Servicing Agreement, dated as of September 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-4.

5. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   October 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of October 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-5.

6. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   November 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of November 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-6.

  EX-33.5
Select Portfolio Servicing, Inc. and Subsidiaries, an indirect subsidiary of
Credit Suisse (USA), Inc.

Management's Assertion of Compliance

1. Management of Select Portfolio Servicing, Inc. and Subsidiaries, an
   indirect subsidiary of Credit Suisse (USA), Inc., (the "Company" or "SPS")
   is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the year ended December 31, 2012 (the "Reporting Period"), as set forth in Appendix A hereto. The transactions covered by this report include asset-backed securities transactions for which SPS acted as servicer involving residential mortgage-backed securities (the "Platform");

2. The Company has engaged certain vendors, which are not servicers as defined in Item 1101(j) of Regulation AB (the "Vendors"), to perform specific, limited or scripted activities, and SPS elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors' activities as set forth in Appendix A hereto;

3. Except as set forth in paragraph 4 below, SPS used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4. The criteria listed in the column titled "Inapplicable Servicing Criteria"
   on Appendix A hereto are inapplicable to SPS based on the activities it performs, directly or through its Vendors, with respect to the Platform;

5. The Company has complied, in all material respects, with the applicable servicing criteria as of December 31, 2012 and for the Reporting Period with respect to the Platform taken as a whole;

6. The Company has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of and for the Reporting Period with respect to the Platform taken as a whole;

7. The Company has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of and for the Reporting Period with respect to the
   Platform taken as a whole; and

8. KPMG LLP, a registered public accounting firm, has issued an attestation report on SPS's assessment of compliance with the applicable servicing criteria for the Reporting Period.

(page)

2/25/2013

Select Portfolio Servicing, Inc. and Subsidiaries,
an indirect subsidiary of Credit Suisse
(USA), Inc.

By: /s/ Timothy J. O'Brien
    Timothy J. O'Brien
    President & CEO

(page)

APPENDIX A

                                                                          APPLICABLE
                             SERVICING CRITERIA                           SERVICING CRITERIA

                                                                                 Performed
                                                                                 by
                                                                                 Vendor(s)
                                                                 Performed       for which
                                                                 Directly        SPS is the         INAPPLICABLE
                                                                 by              Responsible        SERVICING
Reference          Criteria                                      SPS             Party              CRITERIA

                   General Servicing Considerations

                   Policies and procedures are instituted        X
                   to monitor any performance or other
                   triggers and events of default in
                   accordance with the transaction
1122(d)(1)(i)      agreements.

                   If any material servicing activities          X
                   are outsourced to third parties, policies
                   and procedures are instituted to monitor
                   the third party's performance and
                   compliance with such servicing
1122(d)(1)(ii)     activities.

                   Any requirements in the transaction                                              X
                   agreements to maintain a back-up servicer
1122(d)(1)(iii)    for the pool assets are maintained.

                   A fidelity bond and errors and                X
                   omissions policy is in effect on the
                   party participating in the servicing
                   function throughout the reporting period
                   in the amount of coverage required by and
                   otherwise in accordance with the terms of
1122(d)(1)(iv)     the transaction agreements.

                   Cash Collection and Administration

                   Payments on pool assets are deposited         X
                   into the appropriate custodial bank
                   accounts and related bank clearing
                   accounts no more than two business days
                   following receipt, or such other number
                   of days specified in the transaction
1122(d)(2)(i)      agreements.

                   Disbursements made via wire transfer on       X
                   behalf of an obligor or to investor are
1122(d)(2)(ii)     made only by authorized personnel.

                   Advances of funds or guarantees               X
                   regarding collections, cash flows or
                   distributions, and any interest or other
                   fees charged for such advances, are made,
                   reviewed and approved as specified in
1122(d)(2)(iii)    the transaction agreements.

                   The related accounts for the                  X
                   transaction, such as cash reserve
                   accounts or accounts established as a
                   form of overcollateralization, are
                   separately maintained (e.g., with respect
                   to commingling of cash) as set forth in
1122(d)(2)(iv)     the transaction agreements.

                   Each custodial account is maintained at       X
                   a federally insured depository
                   institution as set forth in the
                   transaction agreements. For purposes of
                   this criterion, "federally insured
                   depository institution" with respect to a
                   foreign financial institution means a
                   foreign financial institution that meets
                   the requirements of Rule 240 13k-1(b)(1)
1122(d)(2)(v)      of this chapter.

                   Unissued checks are safeguarded so as         X
1122(d)(2)(vi)     to prevent unauthorized access.

                   Reconciliations are prepared on a             X
                   monthly basis for all asset-backed
                   securities related bank accounts,
                   including custodial accounts and related
                   bank clearing accounts. These
                   reconciliations: (A) Are mathematically
                   accurate; (B) Are prepared within 30
                   calendar days after the bank statement
                   cutoff date, or such other number of days
                   specified in the transaction agreements;
                   (C) Are reviewed and approved by someone
                   other than the person who prepared the
                   reconciliation; and (D) Contain
                   explanations for reconciling items.
                   These reconciling items are resolved
                   within 90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
1122(d)(2)(vii)    agreements.

(page)

                                                                          APPLICABLE
                             SERVICING CRITERIA                           SERVICING CRITERIA

                                                                                 Performed
                                                                                 by
                                                                                 Vendor(s)
                                                                 Performed       for which
                                                                 Directly        SPS is the         INAPPLICABLE
                                                                 by              Responsible        SERVICING
Reference          Criteria                                      SPS             Party              CRITERIA

                   Investor Remittances and Reporting

                   Reports to investors, including those                                            X
                   to be filed with the Commission, are
                   maintained in accordance with the
                   transaction agreements and applicable
                   Commission requirements. Specifically,
                   such reports: (A) Are prepared in
                   accordance with timeframes and other
                   terms set forth in the transaction
                   agreements; (B) Provide information
                   calculated in accordance with the terms
                   specified in the transaction agreements;
                   (C) Are filed with the Commission as
                   required by its rules and regulations;
                   and (D) Agree with the investors' or the
                   trustee's records as to the total unpaid
                   principal balance and number of pool
1122(d)(3)(i)      assets serviced by the servicer.

                   Amounts due to investors are allocated                                           X
                   and remitted in accordance with
                   timeframes, distribution priority and
                   other terms set forth in the transaction
1122(d)(3)(ii)     agreements.

                   Disbursements made to an investor are                                            X
                   posted within two business days to the
                   servicer's investor records, or such other
                   number of days specified in the transaction
1122(d)(3)(iii)    agreements.

                   Amounts remitted to investors per the                                            X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
1122(d)(3)(iv)     custodial bank statements.

                   Pool Asset Administration

                   Collateral or security on pool assets                                            X
                   is maintained as required by the
                   transaction agreements or related
1122(d)(4)(i)      mortgage loan documents.

                   Pool asset and related documents                                                 X
                   are safeguarded as required by the
1122(d)(4)(ii)     transaction agreements.

                   Any additions, removals or substitutions                                         X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
1122(d)(4)(iii)    transaction agreements.

                   Payments on pool assets, including any        X
                   payoffs, made in accordance with the
                   related pool asset documents are posted
                   to the applicable servicer's obligor
                   records maintained no more than two
                   business days after receipt, or such
                   other number of days specified in the
                   transaction agreements, and allocated to
                   principal, interest or other items
                   (e.g., escrow) in accordance with the
1122(d)(4)(iv)     related pool asset documents.

                   The servicer's records regarding the          X
                   pool assets agree with the servicer's
                   records with respect to an obligor's
1122(d)(4)(v)      unpaid principal balance.

                   Changes with respect to the terms or          X
                   status of an obligor's pool assets
                   (e.g., loan modifications or re-agings)
                   are made, reviewed and approved by
                   authorized personnel in accordance with
                   the transaction agreements and related
1122(d)(4)(vi)     pool asset documents.

                   Loss mitigation or recovery actions           X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted and
                   concluded in accordance with the
                   timeframes or other requirements
                   established by the transaction
1122(d)(4)(vii)    agreements.

(page)

                                                                          APPLICABLE
                             SERVICING CRITERIA                           SERVICING CRITERIA

                                                                                 Performed
                                                                                 by
                                                                                 Vendor(s)
                                                                 Performed       for which
                                                                 Directly        SPS is the         INAPPLICABLE
                                                                 by              Responsible        SERVICING
Reference          Criteria                                      SPS             Party              CRITERIA

                   Records documenting collection efforts        X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   example, phone calls, letters and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
1122(d)(4)(viii)   illness or unemployment).

                   Adjustments to interest rates or rates        X               X^1
                   of return for pool assets with variable
                   rates are computed based on the related
1122(d)(4)(ix)     pool asset documents.

                   Regarding any funds held in trust for         X               X^1
                   an obligor (such as escrow accounts): (A)
                   Such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) Interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) Such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
1122(d)(4)(x)      agreements.

                   Payments made on behalf of an obligor         X               X^1
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
1122(d)(4)(xi)     the transaction agreements.

                   Any late payment penalties in                 X               X^1
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   servicer's funds and not charged to the
                   obligor, unless the late payment was due
1122(d)(4)(xii)    to the obligor's error or omission.

                   Disbursements made on behalf of an            X               X^1
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the servicer, or such other number of
                   days specified in the transaction
1122(d)(4)(xiii)   agreements.

                   Delinquencies, charge-offs and                X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
1122(d)(4)(xiv)    transaction agreements.

                   Any external enhancement or other                                                X
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   this Regulation AB, is maintained as set
1122(d)(4)(xv)     forth in the transaction agreements.

1 SPS outsources a portion of the servicing criteria to Vendors and the Company has elected to take responsibility for assessing such Vendors' compliance with the servicing criteria.

  EX-33.6
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Document Custody
1015 10th Avenue Southeast
Minneapolis, MN 55414

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Management of the Document Custody Section of the Corporate Trust Services
division of Wells Fargo Bank, National Association (the "Company") is
responsible for assessing compliance with the servicing criteria set forth in
Item 1122(d) of Regulation AB of the Securities and Exchange Commission.
Management has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform:
Publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government
(other than the Federal Deposit Insurance Company) or any government sponsored entity (the "Platform").

Period:  As of and for the twelve months ended December 31, 2012 (the "Period").

Applicable Servicing Criteria:

The servicing criteria set forth in Item 1122(d)(1)(iv), 1122(d)(4)(i) and
1122(d)(4)(ii), in regard to the activities performed by the Company with respect to the Platform (the "Applicable Servicing Criteria"). Management of
the Company has determined that all other servicing criteria set forth in Item
1122(d) are not applicable to the Platform.

With respect to the Platform and the Period, the Company's management provides the following assertion of compliance with respect to the Applicable Servicing
Criteria:

1. The Company's management is responsible for assessing the Company compliance with the Applicable Servicing Criteria.

2. The Company management has assessed the Company compliance with the
Applicable Servicing Criteria. In performing this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph
(d) of Item 1122 of Regulation AB.

3. Based on such assessment as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assertion of compliance with the
Applicable Servicing Criteria as of and for the Period.

WELLS FARGO BANK, National Association

By:    /s/ Shari Gillund
       Shari L. Gillund

Title: Senior Vice President

Dated: February 15, 2013

Wells Fargo Bank, N.A.

  EX-33.7
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-34.1
(logo) KPMG

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cenlar FSB:

We have examined management's assessment, included in the accompanying
Management Assessment, that Cenlar FSB (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans (the Platform), except for servicing criteria 1122 (d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012. This criterion is not applicable to the
Company because the Company does not perform activities with respect to the
Platform relating to this criterion. Appendix A to Management's Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the
Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management Assessment, for servicing criteria
1122 (d)(4)(xi) and 1122 (d)(2)(vi), the Company has engaged various vendors to perform some of the activities required by these servicing criteria. The
Company has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and the related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply Interpretation 17.06.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International") a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, including servicing criteria 1122 (d)(4)(xi)
and 1122 (d)(2)(vi) for which compliance is determined based on Interpretation
17.06 as described above, as of and for the year ended December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Short Hills, New Jersey
March 7, 2013

2

  EX-34.2
(logo) KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Bank:

We have examined management's assessment, included in the accompanying
Management Assessment, that First Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans serviced for others
(the Platform), except for the servicing criteria 1122(d)(1)(iii),
1122(d)(3)(i)(C), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2012. Appendix A to the Management
Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Bank's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Bank's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the servicing criteria.

As described in the accompanying Management's Assessment, for servicing criteria
1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), the Bank has engaged certain vendors to perform the activities required by these servicing criteria.
The Bank has determined that none of these vendors are deemed to be "servicers"
as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to these vendors as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
(Interpretation 17.06). As permitted by Interpretation 17.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank's eligibility to apply Interpretation 17.06.

In our opinion, management's assessment that the Bank complied with the aforementioned servicing criteria, including 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii) for which compliance is determined

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

based on Interpretation 17.06 as described above, as of and for the year ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

San Francisco, California
February 26, 2013

  EX-34.3
(logo) Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
USA

Tel: (215) 246-2300
Fax: {215) 569-2441
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
PHH Mortgage Corporation
Mt. Laurel, NJ 08054

We have examined PHH Mortgage Corporation's (the "Company's") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for the Loan Platform (the "Platform") described in the accompanying Management's Report on Assessment of Compliance with SEC
Regulation AB Servicing Criteria ("Management's Assertion") as of and for the
year ended December 31,2012, excluding criteria 1122 (d)(3)(i)(c), (d)(4)(xv), and (d)(1)(iii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board (United States), and,
accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's assertion, for servicing criteria 1122(d)(2)(i),
1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(vii), 1122(d)(4)(viii), and
1122(d)(4)(xi), the Company has engaged a vendor to perform certain activities required by these servicing criteria. The Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation
AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations (Interpretation 17.06). As
permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for

(page)

the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company's determination of its eligibility to use Interpretation 17.06.

Our examination disclosed the following instance of material noncompliance with criteria applicable to the Company during the year ended December 31, 2012:

Standard          Description
1122(d)(4)(vii)   During the year ended December 31, 2012, it was determined certain foreclosure proceedings were not concluded in
                  accordance with the published Fannie Mae foreclosure
                  timelines.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for PHH Mortgage Corporation's
Regulation AB Platform as of and for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2013

  EX-34.4
(logo) Grant Thornton

Audit * Tax * Advisory

Grant Thornton LLP
18400 Von Karman Avenue, Suite 900
Irvine, CA 92612-0525

T 949.553.1600
F 949.553.0168
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Redwood Residential Acquisition Corporation

We have examined management's assertion, included in the accompanying
Assessment of Compliance with Applicable Servicing Criteria ("Management's
Report"), that Redwood Residential Acquisition Corporation (the "Company")
complied with the servicing criteria set forth in Item 1122(d) of the U.S.
Securities and Exchange Commission's Regulation AB for the servicing of the
Residential Mortgage Loans Platform (the "Platform") as of and for the year ended December 31, 2012, excluding criteria 1122(d)(1)(i)-(iv),
1122(d)(2)(i)-(ii), 1122(d)(2)(iv)-(vii), 1122(d)(3)(i)-(iv),
1122(d)(4)(i)-(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the asset-backed transactions and securities defined by management in Schedule I of Management's Report. Management is responsible for the
Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management's assertion that Redwood Residential Acquisition
Corporation complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2012 for the Residential Mortgage Loans
Platform is fairly stated, in a11 material respects.

/s/ Grant Thornton LLP

Irvine, California
March 11, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

  EX-34.5
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Advisory Committee of Select Portfolio Servicing, Inc. and Subsidiaries,
an indirect subsidiary of Credit Suisse (USA), Inc.:

We have examined management's assessment, included in the accompanying
Management's Assertion of Compliance, that Select Portfolio Servicing, Inc. and
Subsidiaries, an indirect subsidiary of Credit Suisse (USA), Inc., (the
"Company") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the primary servicing of residential mortgage-backed securities (the '"Platform"), except for servicing criteria 1122(d)(l)(iii), 1122(d)(3)(i), 1122(d)(3)(ii),
1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(i), 1122(d)(4)(ii), 1122(d)(4)(iii)
and 1122(d)(4)(xv), which management has determined are not applicable to the activities the Company performs with respect to the Platform, as of and for the year ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management's Assertion of Compliance, for servicing criteria 1122(d)(4)(ix), 1122(d)(4)(x)(A), 1122(d)(4)(xi),
1122(d)(4)(xii) and 1122(d)(4)(xiii), the Company has engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity

(page)

assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation
17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply
Interpretation 17.06.

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, including servicing criteria l122(d)(4)(ix),
1122(d)(4)(x)(A), 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii) for which compliance is determined based on Interpretation 17.06 as described above, as of and for the year ended December 31, 2012, is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 25,2013

  EX-34.6
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management's assessment, included in the accompanying
Assessment of Compliance with the Applicable Servicing Criteria, that the
Document Custody Section of the Corporate Trust Services division of Wells
Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's
Regulation AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the Platform), as of and for the twelve months ended December 31, 2012. Management has determined that servicing criteria
1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.
Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2013

  EX-34.7
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-35.1
(logo) CENLAR
CENTRAL LOAN ADMINISTRATION & REPORTING

SERVICER COMPLIANCE STATEMENT (ITEM 1123)

Cenlar FSB

The undersigned, a duly authorized officer of Cenlar FSB, as servicer (the
"Servicer") pursuant to the applicable servicing agreements governing the securities listed on Exhibit A, does hereby certify that:

1. A review of the Servicer's activities during the calendar year 2012 (the
"Reporting Period") and of the Servicer's performance under the applicable servicing agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this
28th day of February 2013.

/s/ Michael Blair
Name: Michael Blair
Title: Senior Vice President

Exhibit A
Securities Covered in Cenlar FSB's Servicer Compliance Statement 1123:
Redwood Trust, Inc.

Investor   Issuer                 Security     *Period Subserviced by Cenlar FSB
HO6        Redwood Trust, Inc.    SEMT 2012-1    1/1 to 12/31/12
K06        Redwood Trust, Inc.    SEMT 2012-2    3/1 to 12/31/12
L06        Redwood Trust, Inc.    SEMT 2012-3    6/1 to 12/31/12
Z06        Redwood Trust, Inc.    SEMT 2012-4    9/1 to 12/31/12
Y06        Redwood Trust, Inc.    SEMT 2012-5   10/1 to 12/31/12
RW0        Redwood Trust, Inc.    SEMT 2012-6   11/1 to 12/31/12

  EX-35.2
(logo) FIRST REPUBLIC BANK
It's a privilege to serve you

Feb 28, 2013

Servicer Compliance Statement
For SEMT 2012-1 (see Schedule A)

(i) a review of the Servicer's activities during the reporting period from
January 1, 2012 through December 31, 2012 and of its performance under the
Agreements (each of the agreements and the Reconstitution Agreement as defined on Schedule A attached hereto) from the above referenced trust during such period has been made under such officer's supervision, and
(ii) to the best of such officers' knowledge, based on such review, the
Servicer has fulfilled all of its obligations under the Agreements and any applicable Reconstitution Agreement in all material respects throughout such reporting period (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

First Republic Bank

/s/ Lionel Antunes
Lionel Antunes
Vice President of Residential Lending
February 28, 2013

SCHEDULE A

1. Flow Mortgage Loan Sale and Servicing Agreement dated as of July 1, 2010, between Redwood Residential Acquisition Corporation and First Republic Bank,
as modified by Reconstitution Agreement dated January 27, 2012; and

2. Flow Mortgage Loan Sale and Servicing Agreement dated as of April 8, 2011, between DLJ Mortgage Capital, Inc. and First Republic Bank, as modified by
Reconstitution Agreement dated January 27, 2012

San Francisco  Palo Alto  Los Angeles  Santa Barbara  Newport Beach  San Diego
Portland  Boston  Greenwich  New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR
(800) 392-1400, FAX (415) 392-1413

CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

  EX-35.3
PHH Mortgage
(logo) PHH

2001 Bishop Gate Blvd
Mount Laurel, NJ 08054

February 28, 2013

Re: Annual Compliance Statement

Attention: Servicer Compliance Team, Stephanie White
Address:   9062 Old Annapolis Road
           MAC X2302-033N2702-011
           Columbia, MD 21045

Deal Name: Sequoia 2012-1
PHH Investor code: R87
Agreement: Mortgage Loan Flow Purchase, Sale and Servicing Agreement, dated as of July 21, 2010 between Redwood Residential Acquisition Corporate and PHH Mortgage Corporation as modified by the Assignment Assumption and Recognition Agreement dated January 27, 2012

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of
Regulation AB. The Undersigned hereby states that:

1. I am an authorized officer of PHH Mortgage Corporation (the "Servicer");

2. A review of the Servicer's activities during the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") and its performance under the Agreement has been made under my supervision; and

3. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk
Name: Greg Bronczyk
Title: Vice President

(logo) EQUAL HOUSING LENDER

  EX-35.4
(logo) REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373
MILL VALLEY, CA 94941
FAX: 415.381.1773

March 1, 2013

TO ALL PARTIES LISTED ON SCHEDULE A
ATTACHED HERETO:

Re: Annual Statement of Compliance by the Servicing Administrator;

Item 1123 Certificate;

Sequoia Mortgage Trusts 2012-1, -2, -3, -4, -5 and -6

The undersigned, a duly authorized officer of Redwood Residential Acquisition
Corporation (the "Servicing Administrator"), hereby certifies as follows for the calendar year 2012:

(A) a review of the Servicing Administrator's activities during the preceding calendar year ended December 31, 2012, and its performance under the Flow
Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the
Servicing Administrator and Cenlar FSB, as amended by Amendment No. 1 to the
Flow Mortgage Loan Servicing Agreement, dated November 3, 2011, and as modified by the related Acknowledgement (the "Cenlar FSB Flow Servicing Agreement")
and the respective Pooling and Servicing Agreements, has been made under such officer's supervision; and

(B) to the best of such officer's knowledge, based on such review, the
Servicing Administrator has fulfilled all its obligations under the Cenlar FSB
Flow Servicing Agreement and the respective Pooling and Servicing Agreements, in all material respects throughout such calendar year ended December 31, 2012.

Very truly yours,
REDWOOD RESIDENTIAL ACQUISITION CORPORATION,
Servicing Administrator

/s/ William J. Moliski
Name: William J. Moliski
Title: Executive Vice President

(page)

SCHEDULE A

Sequoia Residential Funding, Inc.
One Belvedere Place
Suite 330
Mill Valley, CA  94941

Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD  21045-1951

U.S. Bank National Association
EP-MN-WS3D
60 Livingston Avenue
St. Paul, MN  55107
Attn: Structured Finance ? Sequoia (SEMT 2012-1 and -2)

Christiana Trust, a division of Wilmington Savings Fund Society FSB
500 Delaware Avenue, 11th Floor
Wilmington, DE  19801
Attention: Corporate Trust ? (SEMT 2012-3, -4, -5 and -6)

  EX-35.5
(logo) SPS  SELECT
            Portfolio
            SERVICING, inc.

Agreement: See Schedule of Agreements

Dated: See Attached Schedule

ANNUAL STATEMENT AS TO COMPLIANCE

In accordance with the applicable section in each of the Pooling and Servicing
Agreements specified:

i.  a review of the activities of the Servicer during the year ended December
    31, 2012 and of performance under this Agreement has been made under such officers' supervision; and
ii. to the best of such officers' knowledge, based on such review, SPS, in its capacity as the Servicer, Special Servicer or Modification Oversight Agent
    has fulfilled all of its obligations and no default has occurred under this
    Agreement throughout such year.

February 22, 2013

/s/ Timothy J. O'Brien
Timothy J. O'Brien
President
Select Portfolio Servicing, Inc.

3815 South West Temple | Salt Lake City, Utah 84115| telephone (801) 293-1881|
web www.spservicing.com

(page)

Schedule of Agreements

Sale and Servicing Agreement among ITLA Mortgage Loan Securitization 2002-1,
L.L.C., Issuer, ITLA Capital Corporation, Seller and Master Servicer, Fairbanks
Capital Corp., Servicer, Wells Fargo Bank Minnesota, National Association,
Trustee and Wells Fargo Bank Minnesota, National Association, Backup Servicer
3/1/2002

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital Inc., Seller, Wells Fargo Bank Minnesota N.A., Master Servicer and
Trust Administrator, Washington Mutual Mortgage Securities Corp., Seller and
Servicer, Greenpoint Mortgage Funding, Inc., Seller and Servicer, Fairbanks
Capital Corp., Servicer and Special Servicer, and U.S. Bank, National
Association, Trustee-Pooling and Servicing Agreement-CSFB Mortgage-Backed
Pass-through Certificates, Series 2003-AR30
12/1/2003

Assignment and Assumption Agreement by and among Fidelity Funding Mortgage
Corp., Fairbanks Capital Corp., and Cargill Financial Services Corporation
relating to Fidelity Funding Home Equity Loan Trust 1997-1
6/1/1999

Fairbanks Capital Corp. as Servicer, Lehman Capital as Seller and Wells Fargo
Bank, MN NA, as Master Servicer -Amortizing Residential Collateral Mortgage
Pass-Through Certificates, Series 2001-BC6
10/1/2001

Pooling and Servicing Agreement -Asset Backed Securities Corporation,
Depositor, DLJ Mortgage Capital, Inc., Seller, Fairbanks Capital Corp.,
Servicer, and Wells Fargo Bank Minnesota NA, Trustee-Asset Backed Securities
Corporation Home Equity Loan Trust 2002-HE2
5/1/2002

Servicing Agreement Among DLJ Mortgage Capital, Inc. and Credit Suisse First
Boston Financial Corporation, as Owners and Fairbanks Capital Corp., as
Servicer -Residential Mortgage Loans (for the Reconstituted Servicing Agreement
between Hudson City Savings Bank, Purchaser, DLJ Mortgage Capital, Inc.,
Seller, Select Portfolio Servicing, Inc, Servicer and Universal Master
Servicing, LLC, Master Servicer)
8/14/2002

Financial Asset Securities Corp., Depositor Fairbanks Capital Corp., Servicer
and Wells Fargo Bank Minnesota, National Association, Trustee -Pooling and
Servicing Agreement -First Franklin Mortgage Loan Trust 2002-FFA
9/1/2002

Financial Asset Securities Corp., Depositor, Fairbanks Capital Corp., Servicer
and Wells Fargo Bank Minnesota National Association, Trustee-Pooling and
Servicing Agreement -First Franklin Mortgage Loan Trust 2003-FF1
4/1/2003

(page)

Schedule of Agreements

Asset Backed Securities Corporation, Depositor, Fairbanks Capital Corp.,
Servicer and Wells Fargo Bank Minnesota, NA, Trustee-Pooling and Servicing
Agreement-Asset Backed Securities Corporation Home Equity Loan Trust 2003-HEl
1/1/2003

Select Portfolio Servicing, Inc. as servicer in trust for ACE Securities Corp.
Home Equity Loan Trust, Series 2004-HE4 and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate And Adjustable Rate Mortgage Loans
11/1/2004

ACE Securities Corp., Depositor, Ocwen Federal Bank FSB, A Servicer Option One
Mortgage Corporation, A Servicer, Select Portfolio Servicing, Inc., A Servicer,
Wells Fargo Bank, N.A., Master Servicer And Securities Administrator and HSBC
Bank USA, National Association, Trustee-Pooling And Servicing Agreement-ACE
Securities Corp. Home Equity Loan Trust, Series 2005-SD1, Asset Backed
Pass-Through Certificates
1/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement-Fixed Rate And Adjustable Rate Mortgage Loans-Deutsche
Alt-A Securities, Inc. Mortgage Loan Trust, Series 2005-1
1/1/2005

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.,
Seller, Select Portfolio Servicing, Inc., Servicer, Wells Fargo Bank, N.A.,
Master Servicer and U.S. Bank National Association, Trustee-Pooling And
Servicing Agreement-Asset Backed Securities Corporation Home Equity Loan Trust,
Series NC 2005-HE4
5/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement-Fixed Rate And Adjustable Rate Mortgage
Loans-Deutsche Alt-A Securities, Inc. Mortgage Loan Trust, Series 2005-3
1/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate And Adjustable Rate Mortgage Loans -ACE
Securities Corp. Home Equity Loan Trust, Series 2005-SD2
1/1/2005

Nomura Home Equity Loan, Inc., Depositor, Nomura Credit & Capital, Inc.,
Seller, Select Portfolio Servicing, Inc., a Servicer, Option One Mortgage
Corporation, a Servicer, Countrywide Home Loans Servicing LP, a Servicer, Wells
Fargo Bank, National Association, Master Servicer and Securities Administrator
and HSBC Bank USA, National Association, Trustee -Pooling and Servicing
Agreement-Nomura Home Equity Loan, Inc., Asset-Backed Certificates, Series
2005-HE1
10/1/2005

(page)

Schedule of Agreements

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.,
Seller, Select Portfolio Servicing, Inc., Servicer, Mortgageramp Inc., Loan
Performance Advisor, U.S. Bank National Association, Trustee and Wells Fargo
Bank, N.A., Master Servicer, Paying Agent And Swap Administrator-Pooling and
Servicing Agreement-Asset Backed Securities Corporation Home Equity Loan Trust,
Series NC 2005-HE8
10/1/2005

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate and Adjustable Rate Mortgage Loans
-Deutsche Alt-A Securities Inc. Mortgage Loan Trust, Series 2006-AF1
3/1/2006

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate and Adjustable Rate Mortgage Loans -ACE
Securities Corp. Home Equity Loan Trust, Series 2006-SD1
2/28/2006

GS Mortgage Securities Corp., Depositor, Litton Loan Servicing LP, Servicer,
Select Portfolio Servicing, Inc., Servicer, Avelo Mortgage, L.L.C., Servicer,
J.P. Morgan Trust Company, National Association, Custodian, U.S. Bank National
Association, Custodian, Deutsche Bank National Trust Company, Custodian,
LaSalle Bank National Association, Trustee, and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator-Pooling and Servicing Agreement-GSAMP
Trust 2006-HE3
5/1/2006

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner - Servicing Agreement-Fixed Rate and Adjustable Rate Mortgage Loans-ACE
Securities Corp. Home Equity Loan Trust, Series 2006-SD2
5/31/2006

GS Mortgage Securities Corp., Depositor, Litton Loan Servicing LP, Servicer,
Select Portfolio Servicing, Inc., Servicer, Avelo Mortgage, L.L.C., Servicer,
J.P. Morgan Trust Company, National Association, Custodian, U.S. Bank National
Association, Custodian, Deutsche Bank National Trust Company, Custodian,
LaSalle Bank National Association, Trustee and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator-Pooling And Servicing Agreement-GSAMP
Trust 2006-HE4
6/1/2006

GS Mortgage Securities Corp., Depositor, Litton Loan Servicing LP, Servicer,
Select Portfolio Servicing, Inc., Servicer, Avelo Mortgage, L.L.C., Servicer,
J.P. Morgan Trust Company, National Association, Custodian, U.S. Bank National
Association, Custodian, Deutsche Bank National Trust Company, Custodian,
LaSalle Bank National Association, Trustee, and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator-Pooling and Servicing Agreement-GSAMP
Trust 2006-HE5
8/1/2006

(page)

Schedule of Agreements

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Banco Popular De Puerto Rico, Servicer, Select Portfolio
Servicing, Inc., Servicer and Special Servicer, and U.S. Bank National
Association, Trustee-Pooling and Servicing Agreement-CSMC Mortgage-Backed
Pass-Through Certificates, Series 2006-9
10/1/2006

Select Portfolio Servicing, Inc., Servicer and DB Structured Products, Inc.,
Owner-Servicing Agreement -Fixed Rate And Adjustable Rate Mortgage Loans -ACE
Securities Corp. Home Equity Loan Trust, Series 2006-SD3
10/31/2006

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.,
Seller, Nationstar Mortgage LLC, Servicer, Select Portfolio Servicing, Inc.,
Servicer, Wells Fargo Bank, N.A., Master Servicer and Trust Administrator,
Officetiger Global Real Estate Services Inc., Loan Performance Advisor and U.S.
Bank National Association, Trustee -Pooling And Servicing Agreement -Asset
Backed Securities Corporation Home Equity Loan Trust, Series MO 2006-HE6
11/1/2006

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer and
Trust Administrator, Select Portfolio Servicing, Inc., Servicer, Special
Servicer and Modification Oversight Agent, Washington Mutual Mortgage
Securities Corp., Servicer, and U.S. Bank National Association, Trustee -Series
Supplement to Standard Terms of Pooling and Servicing Agreement -Adjustable
Rate Mortgage Trust 2007-1
2/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer and
Trust Administrator, Select Portfolio Servicing, Inc., Servicer, Special
Servicer and Modification Oversight Agent, and U.S. Bank National Association,
Trustee-Series Supplement to Standard Terms of Pooling and Servicing Agreement
-Adjustable Rate Mortgage Trust 2007-2
5/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Banco Popular De Puerto Rico, Servicer, Greenpoint
Mortgage Funding, Inc., Servicer and a Seller, Select Portfolio Servicing,
Inc., Servicer, Special Servicer and Modification Oversight Agent and U.S. Bank
National Association, Trustee-Pooling and Servicing Agreement -CSMC
Mortgage-Backed Pass-Through Certificates, Series 2007-1
1/1/2007

(page)

Schedule of Agreements

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., a Seller, Wells Fargo Bank N.A., a Servicer, Master Servicer and
Trust Administrator, Greenpoint Mortgage Funding, Inc., a Servicer and a
Seller, Select Portfolio Servicing, Inc., a Servicer, Special Servicer, and
Modification Oversight Agent and U.S. Bank National Association,
Trustee-Pooling and Servicing Agreement-CSMC Mortgage-Backed Pass-Through
Certificates, Series 2007-2
2/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing LLC., Servicer, Washington
Mutual Mortgage Securities Corp., Servicer, Select Portfolio Servicing, Inc.,
Servicer, Special Servicer and Modification Oversight Agent and U.S. Bank
National Association, Trustee-Pooling and Servicing Agreement-CSMC
Mortgage-Backed Pass-Through Certificates, Series 2007-3
3/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing, LLC, Servicer, Select
Portfolio Servicing, Inc., Servicer, Special Servicer and Modification
Oversight Agent and U.S. Bank National Association, Trustee-Pooling and
Servicing Agreement-CSAB Mortgage-Backed Pass-Through Certificates, Series
2007-1
4/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing, LLC., Servicer, Select
Portfolio Servicing, Inc., Servicer, Special Servicer, and Modification
Oversight Agent and U.S. Bank National Association, Trustee-Pooling and
Servicing Agreement-CSMC Mortgage-Backed Pass-Through Certificates, Series
2007-4
5/1/2007

Asset Backed Securities Corporation, Depositor, DLJ Mortgage Capital, Inc.
Seller, Select Portfolio Servicing, Inc., Servicer, Officetiger Global Real
Estate Services Inc., Loan Performance Advisor and Wells Fargo Bank, N.A.,
Trustee-Pooling and Servicing Agreement-Asset Backed Securities Corporation
Home Equity Loan Trust, Series AMQ 2007-HE2
5/1/2007

Financial Asset Securities Corp., Depositor, Litton Loan Servicing LP,
Servicer, Wells Fargo Bank, N.A., Master Servicer and Trust Administrator and
Deutsche Bank National Trust Company, Trustee -Pooling and Servicing
Agreement-Soundview Home Loan Trust 2007-2
9/1/2007

(page)

Schedule of Agreements

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Banco Popular De Puerto Rico, Servicer and Back-Up
Servicer, R&G Mortgage Corp., Servicer, Select Portfolio Servicing, Inc.,
Servicer, Special Servicer and Modification Oversight Agent and U.S. Bank
National Association, Trustee-Pooling and Servicing Agreement-CSMC
Mortgage-Backed Pass-Through Certificates, Series 2007-5
7/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer and
Trust Administrator, Select Portfolio Servicing, Inc., Servicer, Special
Servicer and Modification Oversight Agent, and U.S. Bank National Association,
Trustee-Series Supplement to Standard Terms of Pooling and Servicing
Agreement-Adjustable Rate Mortgage Trust 2007-3
9/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Bank of America, National Association, Servicer, Universal
Master Servicing, LLC., Servicer, Select Portfolio Servicing, Inc., Servicer,
Special Servicer, and Modification Oversight Agent and U.S. Bank National
Association, Trustee-Series Supplement to Standard Terms of the Pooling and
Servicing Agreement-CSMC Mortgage-Backed Pass-Through Certificates, Series
2007-6
9/1/2007

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank N.A., Servicer, Master Servicer and
Trust Administrator, Universal Master Servicing LLC., Servicer, Banco Popular
De Puerto Rico, Servicer and Back-Up Servicer, Greenpoint Mortgage Funding,
Inc., Servicer, Select Portfolio Servicing, Inc., Servicer, Special Servicer
and Modification Oversight Agent and U.S. Bank National Association, Trustee
-Pooling and Servicing Agreement-CSMC Mortgage-Backed Pass-Through
Certificates, Series 2007-7
1/11/2007

Aames Mortgage Investment Trust 2005-4, as Issuer, Morgan Stanley ABS Capital I
Inc., As Depositor, Wells Fargo Bank, N.A., as Trust Administrator and Master
Servicer, Aames Capital Corporation, as Servicer, Aames Investment Corporation,
as Seller and Deutsche Bank National Trust Company, as Indenture
Trustee-Transfer and Servicing Agreement-Aames Mortgage Investment Trust 2005-4
9/1/2005

Aames Mortgage Investment Trust 2006-1, as Issuer, Financial Asset Securities
Corp., as Depositor, Wells Fargo Bank, N.A., as Trust Administrator and Master
Servicer, Aames Funding Corporation, as Servicer, Aames Investment Corporation,
as Sponsor and Deutsche Bank National Trust Company, As Indenture
Trustee-Transfer And Servicing Agreement
4/1/2006

(page)

Schedule of Agreements

Flow Mortgage Loan Servicing Rights Sale and Servicing Agreement Among Select
Portfolio Servicing, Inc., as Servicer, DLJ Mortgage Capital, Inc., as
Servicing Rights Purchaser, and Redwood Residential Acquisition Corporation, as
Owner
5/5/2011

Assignment, Assumption and Recognition Agreement for the Sequoia Mortgage Trust
2011-2, among Redwood Residential Acquisition Corporation (the "Assignor"),
Sequoia Residential Funding, Inc. (the "Depositor"), Select Portfolio
Servicing, Inc., (the "Servicer"), DLJ Mortgage Capital, Inc. (the "Servicing
Rights Purchaser") and U.S. Bank National Association, as trustee, servicing under the Flow Mortgage Loan Servicing Rights Sale and Servicing Agreement
Among Select Portfolio Servicing, Inc., as Servicer, DLJ Mortgage Capital,
Inc., as Servicing Rights Purchaser, and Redwood Residential Acquisition
Corporation, as Owner
9/27/2011

Reconstituted Servicing Agreement, dated as of November 1, 2006, between
Greenwich Capital Financial Products, Inc., Countrywide Home Loans, Inc.,
Countrywide Home Loans Servicing LP, as servicer, and acknowledged by Wells
Fargo Bank, N.A., as trustee-HarborView Mortgage Loan Trust 2006-12
11/1/2006

Reconstituted Servicing Agreement, dated as of February 1, 2007, between
Greenwich Capital Financial Products, Inc., Countrywide Home Loans, Inc.,
Countrywide Home Loans Servicing LP, as servicer, and acknowledged by Wells
Fargo Bank, N.A., as trustee-HarborView Mortgage Loan Trust 2007-1
2/1/2007

Reconstituted Servicing Agreement, dated as of February 1, 2006, between
Luminent Mortgage Capital, Inc., as sponsor, Countrywide Home Loans, Inc.,
Countrywide Home Loans Servicing LP, as servicer, Greenwich Capital Acceptance,
Inc., as depositor, Maia Mortgage Finance Statutory Trust, as seller, Wells
Fargo Bank, N.A., as master servicer and securities administrator, and acknowledged by HSBC Bank USA, National Association, as trustee-Luminent
Mortgage Trust 2006-2
2/1/2006

Banc of America Mortgage Securities, Inc., as Depositor, Bank of America, N.A.,
as Servicer and Wells Fargo Bank, N.A., as Trustee-Pooling and Servicing
Agreement-Mortgage Pass-Through Certificates, Series 2005-5
5/26/2005

Banc of America Mortgage Securities, Inc., as Depositor, Bank of America, N.A.,
as Servicer and Wells Fargo Bank, N.A., as Trustee -Pooling and Servicing
Agreement-Mortgage Pass-Through Certificates, Series 2005-12
12/29/2005

Page 7 of ll

(page)

Schedule of Agreements

Assignment, Assumption and Recognition Agreement for the Sequoia Mortgage Trust
2012-1, among Redwood Residential Acquisition Corporation (the "Assignor"),
Sequoia Residential Funding, Inc. (the "Depositor"), Select Portfolio
Servicing, Inc., (the "Servicer"), DLJ Mortgage Capital, Inc. (the "Servicing
Rights Purchaser") and U.S. Bank National Association, as trustee, servicing under the Flow Mortgage Loan Servicing Rights Sale and Servicing Agreement
Among Select Portfolio Servicing, Inc., as Servicer, DLJ Mortgage Capital,
Inc., as Servicing Rights Purchaser, and Redwood Residential Acquisition
Corporation, as Owner
1/27/2012

Credit Suisse First Boston Mortgage Securities Corp., Depositor, Wells Fargo
Bank, N.A., Master Servicer and Securities Administrator, Select Portfolio
Servicing, Inc., Servicer and U.S. Bank National Association, Trustee-Pooling
and Servicing Agreement -CSMC Trust 2012-CIM1
3/1/2012

Credit Suisse First Boston Mortgage Securities Corp., Depositor, Wells Fargo
Bank, N.A., Master Servicer and Securities Administrator, Select Portfolio
Servicing, Inc., Servicer and U.S. Bank National Association, Trustee-Pooling
and Servicing Agreement -CSMC Trust 2012-CIM2
6/1/2012

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Decision One Mortgage Company LLC, Responsible Party,
and Wells Fargo Bank, National Association, Trustee-Pooling and Servicing
Agreement-Securitized Asset Backed Receivables LLC Trust 2004-D01
7/1/2004

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Decision One Mortgage Company LLC, Responsible Party
and Wells Fargo Bank, National Association, Trustee-Pooling and Servicing
Agreement-Securitized Asset Backed Receivables LLC Trust 2004-D02
9/1/2004

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Mortgageramp Inc., Loan Performance Advisor, Fremont
Investment & Loan, Responsible Party and Wells Fargo Bank, National
Association, Trustee -Pooling and Servicing Agreement -Securitized Asset Backed
Receivables LLC Trust 2005-FR3
7/1/2005

Securitized Asset Backed Receivables LLC, Depositor, Countrywide Home Loans
Servicing LP, Servicer, Homeq Servicing Corporation, Servicer, Mortgageramp,
Inc., Loan Performance Advisor, NC Capital Corporation, Responsible Party, WMC
Mortgage Corp., Responsible Party and Wells Fargo Bank, National Association,
Trustee-Pooling and Servicing Agreement-Securitized Asset Backed Receivables
Llc Trust 2005 HE1
11/1/2005

(page)

Schedule of Agreements

Deutsche Alt-A Securities, Inc., Depositor, Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator, Clayton Fixed Income Services Inc., as
Credit Risk Manager and HSBC Bank USA, National Association, Trustee-Pooling
and Servicing Agreement -Mortgage Pass-Through Certificates Series 2007-AB1
3/1/2007

Deutsche Alt-A Securities, Inc., Depositor and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator and HSBC Bank USA, National Association,
Trustee-Pooling and Servicing Agreement-Mortgage Pass Through Certificates
Series 2007-AR1
1/1/2007

Deutsche Alt-A Securities, Inc., Depositor and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator and Clayton Fixed Income Services Inc.,
Credit Risk Manager and HSBC Bank USA, National Association, Trustee -Pooling
and Servicing Agreement-Mortgage Pass-Through Certificates Series 2007-AR2
2/1/2007

Deutsche Alt-A Securities, Inc., Depositor and Wells Fargo Bank, N.A., Master
Servicer and Securities Administrator and HSBC Bank USA, National Association,
Trustee-Pooling and Servicing Agreement-Mortgage Pass-Through Certificates
Series 2007-BAR1
2/1/2007

HSI Asset Securitization Corporation, Depositor, Wells Fargo Bank, N.A., Master
Servicer, Securities Administrator and Custodian, Deutsche Bank National Trust
Company, Trustee and Officetiger Global Real Estate Services Inc., Credit Risk
Manager -Pooling and Servicing Agreement-HSI Asset Securitization Corporation
Trust 2007-HE1
2/1/2007

HSI Asset Securitization Corporation, Depositor, Wells Fargo Bank, N.A.,
Master Servicer, Securities Administrator and Custodian, Deutsche Bank National
Trust Company, Trustee and Officetiger Global Real Estate Services Inc., Credit
Risk Manager -Pooling and Servicing Agreement-HSI Asset Securitization
Corporation Trust 2007-HE2
4/1/2007

HSI Asset Securitization Corporation, Depositor, Wells Fargo Bank, N.A., Master
Servicer, Securities Administrator and Custodian, Deutsche Bank National Trust
Company, Trustee and Officetiger Global Real Estate Services Inc., Credit Risk
Manager -Pooling and Servicing Agreement -HSI Asset Securitization Corporation
Trust 2007-NC1
5/1/2007

(page)

Schedule of Agreements

Financial Asset Securities Corp., Depositor, Litton Loan Servicing LP,
Servicer, Wells Fargo Bank, N.A., Master Servicer and Trust Administrator and
Deutsche Bank National Trust Company, Trustee -Pooling and Servicing Agreement
-Soundview Home Loan Trust 2007-2
9/1/2007

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2005-AC5, Asset-Backed Certificates, Series 2005-AC5, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
7/29/2005

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2005-AC8, Asset-Backed Certificates, Series 2005-AC8, Assignee and
Savannah Bank, NA, the Company
10/31/2005

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2006-AC1, Asset-Backed Certificates, Series 2006-AC1, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
1/31/2006

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, U.S. Bank National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I
Trust 2006-AC2, Asset-Backed Certificates, Series 2006-AC2, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
2/28/2006

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2005-8, Mortgage Pass-Through Certificates, Series 2005-8, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
8/31/2005

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2005-9, Mortgage Pass-Through Certificates, Series 2005-9, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
9/30/2005

(page)

Schedule of Agreements

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2006-1 Mortgage Pass-Through Certificates, Series 2006-1 , Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
1/31/2006

Assignment, Assumption and Recognition Agreement among EMC Mortgage
Corporation, the Assignor, JPMorgan Chase Bank, National Association, not
individually but solely as trustee for the holders of the Bear Stearns ALT-A
Trust 2006-2 Mortgage Pass-Through Certificates, Series 2006-2, Assignee and
Savannah Bank, NA dba Harbourside Mortgage Corporation, the Company
3/1/2006

Credit Suisse First Boston Mortgage Securities Corp., Depositor, Wells Fargo
Bank, N.A., Master Servicer and Securities Administrator, Select Portfolio
Servicing, Inc., Servicer and Christiana Trust, A Division of Wilmington
Savings Fund Society, FSB, Trustee-Pooling and Servicing Agreement-CSMC Trust
2012-CIM3
11/1/2012

ACE Securities Corp., Depositor, Wells Fargo Bank Minnesota, National
Association, Master Servicer and Securities Administrator and Bank One,
National Association, Trustee -Pooling and Servicing Agreement -ACE Securities
Corp. Home Equity Loan Trust, Series 2002-HE3
12/1/2002

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital Inc., Seller, Select Portfolio Servicing Inc., Wells Fargo Bank, N.A.,
Wilshire Credit Corporation, Servicers, Wells Fargo Bank, N.A., Master Servicer
and Trust Administrator and U.S. Bank National Association, Trustee-Pooling and
Servicing Agreement-CSFB Mortgage Pass-Through Certificates, Series 2004-CF2
9/1/2004

Credit Suisse First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage
Capital, Inc., Seller, Wells Fargo Bank, N.A., Master Servicer, Servicer,
Back-Up Servicer and Trust Administrator, Chase Manhattan Mortgage Corporation,
Master Servicer, Washington Mutual Mortgage Securities Corp., Seller and
Servicer, Fairbanks Capital Corp., Greenpoint Mortgage Funding, Inc.,
Servicers, Wilshire Credit Corporation, Special Servicer, and U.S. Bank
National Association, Trustee -Pooling and Servicing Agreement -Mortgage-Backed
Pass-Through Certificates, Series 2004-AR5
5/1/2004

Pool and Servicing Agreement-Contimortgage Home Equity Loan Trust 1999-3
6/1/1999

  EX-35.6
(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 330
Mill Valley, California 94941

RE: Annual Statement as to Compliance

The undersigned, a duly authorized officer of Wells Fargo Bank, N.A. ("Wells
Fargo"), hereby certifies as follows for the calendar year 2012:

(a) a review of Wells Fargo's activities as assigned and agreed to under the servicing agreement(s) listed on Schedule A hereto (the "Servicing
Agreement(s)") and its performance under the Servicing Agreements has been made under my supervision; and

(b) to the best of my knowledge, based on such review Wells Fargo has fulfilled all of its obligations under the Servicing Agreement(s) in all material respects throughout the reporting period, except as noted in Schedule B.

March 1, 2013

/s/ Julie Eichler
JULIE EICHLER
Vice President

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule A

List of Servicing Agreement(s) and Series

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-1 Mortgage
Pass-Through Certificates,Series 2011-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-2 Mortgage
Pass-Through Certificates,Series 2011-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-1 Mortgage
Pass-Through Certificates,Series 2012-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-2 Mortgage
Pass-Through Certificates,Series 2012-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-3 Mortgage
Pass-Through Certificates,Series 2012-3, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-5 Mortgage
Pass-Through Certificates,Series 2012-5, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-6 MortgagePass-
Through Certificates,Series 2012-6, Wells Fargo Bank, N.A. as Master Servicer
and Securities Administrator, as applicable.

Wells Fargo Bank, N.A.

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule B

Material Instances of Non-Compliance

No instances to report

Wells Fargo Bank, N.A.

Exhibit D

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A
                                  Amendment No. 2

  (Mark one)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2012

      OR

  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from ____________ to ____________

      Commission file number: 333-159791-06

      Sequoia Mortgage Trust 2012-2
      (exact name of issuing entity as specified in its charter)

      Sequoia Residential Funding, Inc.
      (exact name of the depositor as specified in its charter)

      Comission file number of depositor: 333-159791

      RWT Holdings, Inc.
      (exact name of the sponsor as specified in its charter)

  New York                                38-3867656
  (State or other jurisdiction of         38-3867657
  incorporation or organization)          (I.R.S. Employer
                                          Identification No.)

   c/o Wells Fargo Bank, N.A.
   9062 Old Annapolis Road
   Columbia, MD                                 21045
  (Address of principal executive               (Zip Code)
  offices)

 Telephone number, including area code: (410) 884-2000

  Securities registered pursuant to Section 12(b) of the Act:

    NONE.

  Securities registered pursuant to Section 12(g) of the Act:

    NONE.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes ___     No  X

  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

    Yes ___     No  X

  Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  X      No ___

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
  (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  Not applicable.

  Indicate by check mark if disclosure of delinquent filers pursuant to Item
  405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part
  III of this Form 10-K/A or any amendment to this Form 10-K/A.

    Not applicable.

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer ___
   Accelerated filer ___
   Non-accelerated filer X (Do not check if a smaller reporting company)
   Smaller reporting company ___

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

    Yes ___     No  X

  State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

    Not applicable.

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
  Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    Not applicable.

  Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

    Not applicable.

  DOCUMENTS INCORPORATED BY REFERENCE

  List hereunder the following documents if incorporated by reference and the
  Part of the Form 10-K/A (e.g., Part I, Part II, etc.) into which the document is incorporated: (1)Any annual report to security holders; (2) Any proxy or information statement; and (3)Any prospectus filed pursuant to Rule 424(b)
  or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

    Not applicable.

                                     PART I

  Item 1.      Business.

               Omitted.

  Item 1A.     Risk Factors.

               Omitted.

  Item 1B.     Unresolved Staff Comments.

               None.

  Item 2.      Properties.

               Omitted.

  Item 3.      Legal Proceedings.

               Omitted.

  Item 4.      Mine Safety Disclosures.

               Omitted.

                                     PART II

  Item 5.      Market for Registrant's Common Equity, Related Stockholder
               Matters and Issuer Purchases of Equity Securities.

               Omitted.

  Item 6.      Selected Financial Data.

               Omitted.

  Item 7.      Management's Discussion and Analysis of Financial Condition and
               Results of Operations.

               Omitted.

  Item 7A.     Quantitative and Qualitative Disclosures About Market Risk.

               Omitted.

  Item 8.      Financial Statements and Supplementary Data.

               Omitted.

  Item 9.      Changes in and Disagreements With Accountants on Accounting and
               Financial Disclosure.

               Omitted.

  Item 9A.     Controls and Procedures.

               Omitted.

  Item 9B.     Other Information.

               None.

                                    PART III

  Item 10.     Directors, Executive Officers and Corporate Governance.

               Omitted.

  Item 11.     Executive Compensation.

               Omitted.

  Item 12.     Security Ownership of Certain Beneficial Owners and Management
               and Related Stockholder Matters.

               Omitted.

  Item 13.     Certain Relationships and Related Transactions, and Director
               Independence.

               Omitted.

  Item 14.     Principal Accounting Fees and Services.

               Omitted.

  ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB

Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

No single obligor represents 10% or more of the pool assets held by the issuing entity.

Item 1114(b)(2) of Regulation AB, Significant Enhancement  Provider Financial
Information.

No entity or group of affiliated entities provides any external credit enhancement or other support for the certificates within this transaction as described under Item 1114 (a) of Regulation AB.

Item 1115(b) of Regulation AB, Certain Derivatives Instruments (Financial
Information).

No entity or group of affiliated entities provides any derivative instruments or other support for the certificates within this transaction as described under
Item 1115 of Regulation AB.

Item 1117 of Regulation AB, Legal Proceedings.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle (the
"FHLB-Seattle") filed a complaint in the Superior Court for the State of
Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust,
Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the "FHLB-Seattle Defendants") alleging that the FHLB-Seattle Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Seattle Certificate") issued in the Sequoia
Mortgage Trust 2005-4 securitization transaction (the "2005-4 RMBS") and purchased by the FHLB-Seattle. Specifically, the complaint alleges that the alleged misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS,
(2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Seattle Certificate. The FHLB-Seattle alleges claims under the Securities Act of Washington (Section 21.20.005, et
seq.) and seeks to rescind the purchase of the Seattle Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received)
as well as attorneys' fees and costs. The Seattle Certificate was issued with an original principal amount of approximately $133 million, and, as of December
31, 2012, the FHLB-Seattle had received approximately $108 million of principal and $10.9 million of interest payments in respect of the Seattle Certificate.
As of December 31, 2012, the Seattle Certificate had a remaining outstanding principal amount of approximately $25 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood
Trust. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The FHLB-Seattle's claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation ("Schwab") filed a complaint in the Superior Court for the State of California in San Francisco
(case number CGC-10-501610) against the depositor and 26 other defendants
(collectively, the "Schwab Defendants") alleging that the Schwab Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the Schwab Defendants.
With respect to the depositor, Schwab alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Schwab Certificate") issued in the 2005-4 RMBS and purchased by Schwab. Specifically, the complaint alleges that the misstatements for the
2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Schwab Certificate. Schwab alleges a claim for negligent misrepresentation under California state law and seeks unspecified damages and attorneys' fees and costs. The Schwab Certificate was issued with an original principal amount of approximately $14.8 million, and, as of
December 31, 2012, Schwab had received approximately $12 million of principal and $1.3 million of interest payments in respect of the Schwab Certificate. As of December 31, 2012, the Schwab Certificate had a remaining outstanding principal amount of approximately $2.8 million. The depositor has denied
Schwab's allegations. The depositor believes that this case is without merit, and intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about October 15, 2010, the Federal Home Loan Bank of Chicago
("FHLB-Chicago") filed a complaint in the Circuit Court of Cook County,
Illinois (case number 10-CH-45033) against the depositor and more than 45 other named defendants (collectively, the "FHLB-Chicago Defendants") alleging that the FHLB-Chicago Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the FHLB-Chicago Defendants or entities controlled by them. FHLB-Chicago subsequently amended the complaint to name Redwood Trust and another one of
Redwood Trust's subsidiaries, RWT Holdings, Inc., as defendants. With respect to Redwood Trust, RWT Holdings, and the depositor, the FHLB-Chicago alleges that Redwood Trust, RWT Holdings, and the depositor made false or misleading statements in the offering materials for two mortgage pass-through certificates
(the "Chicago Certificates") issued in the Sequoia Mortgage Trust 2006-1 securitization transaction (the "2006-1 RMBS") and purchased by the
FHLB-Chicago. The complaint alleges that the alleged misstatements concern, among other things, the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2006-1 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans,
(4) ratings assigned to the Chicago Certificates, and (5) due diligence performed on these mortgage loans. The FHLB-Chicago alleges claims under
Illinois Securities Law (815 ILCS Sections 5/12(F)-(H)) and North Carolina
Securities Law (N.C.G.S.A. Section 78A-8(2) & Section 78A-56(a)) as well as a claim for negligent misrepresentation under Illinois common law. On some of the causes of action, the FHLB-Chicago seeks to rescind the purchase of the Chicago
Certificates and to collect interest on the original purchase prices at the statutory interest rate of 10% per annum from the dates of original purchase
(net of interest received). On one cause of action, the FHLB-Chicago seeks unspecified damages. The FHLB-Chicago also seeks attorneys' fees and costs. The first of the Chicago Certificates was issued with an original principal amount of approximately $105 million and, at December 31, 2012, the FHLB Chicago had received approximately $68 million of principal and $23 million of interest payments in respect of this Chicago Certificate. As of December 31, 2012, this
Chicago Certificate had a remaining outstanding principal amount of approximately $37 million. The second of the Chicago Certificates was issued with an original principal amount of approximately $379 million and, at
December 31, 2012, the FHLB Chicago had received approximately $244 million of principal and $78 million of interest payments in respect of this Chicago
Certificate. As of December 31, 2012, this Chicago Certificate had a remaining outstanding principal amount of approximately $133 million (after taking into account approximately $1.6 million of principal losses allocated to this
Chicago Certificate). The depositor, Redwood Trust, and RWT Holdings have denied FHLB-Chicago's allegations. The depositor believes that this case is without merit, and the depositor intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2006-1
RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses.
Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions).
Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law or regulation in the conduct of their business.

In fact, the sponsor and its affiliates have received, and responded to, information requests and subpoenas from two governmental authorities (one by the SEC relating to the sponsor's CDO business and one by the National Credit
Union Administration relating to a residential mortgage securitization conducted by the sponsor and the depositor). It is possible that the sponsor, the depositor, the seller or their affiliates might not be successful in defending or responding to any litigation, governmental investigation or related action and any losses incurred as a result of the resolution of any such action or investigation could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates. In any case, regardless of the merits of any allegation or legal action that may be brought against the sponsor, the depositor, the seller or their affiliates, or of their success in defending against such allegations or legal actions, the costs of defending against any such allegation or legal action may be significant or material and could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates.

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related
Transactions.

The seller and servicing administrator, the sponsor and the depositor are each wholly-owned subsidiaries of Redwood Trust, Inc. Barclays Capital Inc., the
underwriter, is an affiliate of Barclays Bank PLC, from which the depositor purchased some of the mortgage loans as to which First Republic Bank is the originator.

There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, any servicer, the custodian, the master servicer or any originator of the mortgage loans on the other hand.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

The reports on assessment of compliance with the servicing criteria for asset-backed securities and the related attestation reports on such assessments of compliance are attached hereto under Item 15.

The registrant has prepared the Table below in connection with this transaction. The Table shows, in one compiled format, which entity participating in a servicing function for this transaction was assigned responsibility for each criterion in Item 1122(d). In the Table below, certain criteria are not applicable, given the structure of the offering, and accordingly no entity is assigned responsibility for such criteria.

Also, U.S. Bank National Association ("U.S. Bank"), the trustee, does not participate in any servicing function for the transaction that is the subject of this 10-K filing. Therefore, there is no reference to U.S. Bank in the chart below; nor does this 10-K filing include any assessment or auditor report from
U.S. Bank. Finally, any discrepancies between the chart below and the assessment of compliance exhibit provided by any party listed in the chart is explained by the fact that the chart is specific to the transaction that is the subject of this 10-K filing, whereas each party's respective assessment of compliance is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing.

SEQUOIA RESIDENTIAL FUNDING, INC.

Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Wells Fargo   PHH Mortgage  First      Cenlar FSB,
Reference                                                       Bank, as      Corp., as     Republic   as Servicer
                                                                Master        Servicer      Bank, as
                                                                Servicer,                   Servicer
                                                                Securities
                                                                Administrator
                                                                and Paying
                                                                Agent

                   General Servicing Considerations
1122(d)(1)(i)      Policies and procedures are instituted        X             X             X          X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are      X             X             X          X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A        N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions      X             X             X          X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration
1122(d)(2)(i)      Payments on pool assets are deposited         X             X             X          X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on       X             X             X          X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X             X             X          X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,     X             X             X          X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a    X             X             X          X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to      X             X             X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly     X             X             X          X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting
1122(d)(3)(i)      Reports to investors, including those to be   X             X             X          X
                   filed with the Commission, are maintained                   (Except NOT   (Except NOT
                   in accordance with the transaction                          1122(d)(3)    1122(d)(3)
                   agreements and applicable Commission                        (i)(C))       (i)(C))
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and    X             X             X          X
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are         X             X             X          X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the         X             X             X          X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration
1122(d)(4)(i)      Collateral or security on pool assets                       X             X          X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                       X             X          X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions                    X             X          X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any                      X             X          X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the                        X             X          X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or                        X             X          X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions                         X             X          X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts                      X             X          X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates                      X             X          X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for                       X             X          X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor                       X             X          X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                               X             X          X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an                          X             X          X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and               X             X             X          X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A           N/A           N/A        N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

SEQUOIA RESIDENTIAL FUNDING, INC.

Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Redwood Residential      Wells Fargo Bank, as
Reference                                                       Acquisition              Custodian
                                                                Corporation, as
                                                                Servicing
                                                                Administrator

                   General Servicing Considerations
1122(d)(1)(i)      Policies and procedures are instituted
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A                      N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration
1122(d)(2)(i)      Payments on pool assets are deposited
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting
1122(d)(3)(i)      Reports to investors, including those to be
                   filed with the Commission, are maintained
                   in accordance with the transaction
                   agreements and applicable Commission
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                                  X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                                  X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A                      N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

PHH MOrtgage Corporation

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by PHH Mortgage (the "2012 PHH Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Item and 1122(d)(4)(vii) of Regulation AB. The 2012 PHH
Assessment is attached to this Form 10-K/A as exhibit 33.3.

1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure
and repossession procedures that were not concluded in
accordance with the timelines in the transaction agreements
were outside the control of the Asserting Party.

PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a 'material instance of noncompliance' because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for
PHH Mortgage Corporation to remediate. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in this Sequoia transaction.

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. The published Fannie
Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie
Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation.
These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. The above-described delays have had no effect on the transactions involving the subject loans. None of the subject loans were included in this Sequoia transaction.

Wells Fargo Bank

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by the Corporate Trust Services division of Wells Fargo Bank (the "2012 Wells
Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Items
1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. The 2012 Wells Assessment
is attached to this Form 10-K/A as exhibit 33.6.

There were no instances of noncompliance for the transaction to which this Form
10-K/A relates that led to Wells Fargo's determination that there was material instances of noncompliance at the platform level.

Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

For purposes of Wells Fargo's disclosure below, reference is made to the following defined terms.

"2012 Assessment" means, with respect to its Platform, the assessment of compliance with applicable Item 1122(d) servicing criteria prepared by management of Wells Fargo relating to the 2012 Reporting Period.

"2012 Attestation" means the compliance attestation report of KPMG LLP, the independent registered public accounting firm engaged by Wells Fargo to issue such compliance attestation report in connection with the 2012 Assessment, for the 2012 Reporting Period.

"2012 Item 1122 Compliance Reports" means the 2012 Assessment and 2012
Attestation.

"2012 Reporting Period" means as of and for the year ending December 31, 2012.

"Identified Payment Errors" means, with respect to the 2012 Reporting Period, the payment errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Identified Reporting Errors" means, with respect to the 2012 Reporting Period, the reporting errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Model" means the Model Input, the Model Program and the processes related to the Model Input and the Model Program that function together for the purpose of calculating payments in accordance with the requirements of relevant transaction documents.

"Model Errors" refers to Model Input Errors and Model Program Errors.

"Model Input" means data that is transmitted electronically or manually to a
Model such as data from a servicer, data from financial services information providers, cash adjustments (such as reimbursable expenses) and information from programs that perform interim calculations.

"Model Input Errors" means inaccurate or incomplete Model Input information, inaccuracies in receiving or processing Model Input information or inaccuracies in manual non-automated processing that lead to payment errors.

"Model Program" means Model programming logic designed to calculate payments in accordance with transaction document requirements.

"Model Program Errors" means inaccurate or incomplete programming or logic in the Model that does not produce calculations in accordance with the transaction documents and therefore causes payment errors and/or reporting errors.

"Platform" means the trustee/master servicer/securities administrator/paying agent platform designed by Wells Fargo that corresponds to the 2012 Assessment consisting of approximately 2000 RMBS transactions in addition to other commercial mortgage-backed security and asset-backed security transactions.

"RMBS" means residential mortgage-backed securities.

"Wells Fargo" means the Corporate Trust Services division of Wells Fargo Bank,
N.A.

Regarding specific failures in processes relating to waterfall calculations and reporting:

Wells Fargo develops a unique Model for each transaction in its Platform. On the whole, there are millions of calculations performed by the Models each payment period for the thousands of transactions in the Platform.

Wells Fargo's waterfall payment calculation and reporting functions can be categorized into three processes:
*Model Inputs,
*Model Programs, and
*transmission of each Model's output to the processes and systems that generate investor reports.

In the 2012 Reporting Period, there were 84
Identified Payment Errors on RMBS transactions .

*40 of the 84 Identified Payment Errors resulted from Model Input Errors. For example , in certain transactions, defaulted fixed rate loans became subject to unanticipated rate modifications when the loans were modified in accordance with industry loan modification initiatives. Because the transaction documents did not contemplate the rate modifications, the Model Input process had to be manually adapted to incorporate the rate changes. Model Input Errors occurred when the manual adjustments were made.

*44 of the 84 Identified Payment Errors resulted from Model Program Errors.
For example, in many RMBS transactions, at the point credit support is depleted
(i.e. the principal balance of the subordinate bonds is reduced to zero), payment allocations to the remaining senior bonds shift from a sequential payment priority to a pro rata payment priority. In many cases, the transaction documents require such shift to occur "on and after" the month in which credit support is depleted and in other transactions the shift occurs "after" the month in which credit support is depleted. Model Program Errors occurred when some Model Programs shifted payment allocations from sequential to pro rata in the wrong month inconsistent with the applicable transaction documents. In addition, with respect to transaction documents which direct the payment priority shift "on and after" credit support depletion, Model Program Errors occurred because proper effect was not given to the word "on". There is an order of operations in every waterfall that directs payments to bonds first and allocations of losses to bonds second. Because credit support depletion most often occurs from the allocation of losses to subordinate bonds, this order of operation (i.e. payments first; losses second) would have to be reversed to make a payment priority shift on the credit support depletion date. Model
Program Errors occurred when the order of operations was not reversed in this manner.

For the 2012 Reporting Period, there were 148 Identified Reporting Errors on
RMBS transactions .

*84 of the 148 Identified Reporting Errors resulted from the 84 Identified
Payment Errors. Inaccurate payments led to inaccurate reporting.

*64 of the 148 Identified Reporting Errors were unrelated to the Identified
Payment Errors.

**36 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete bond reporting. Some examples of these 36 Identified Reporting Errors include inaccurate reporting variables related to investor payments, incorrect tranche balance reporting and incorrect trigger reporting.
**28 of the 64 Identified
Reporting Errors resulted from inaccurate/incomplete mortgage loan reporting.
Some examples of these 28 Identified Reporting Errors include incorrect information on the collateral statement portion of the investor report, inaccurate delinquency reporting and inaccurate loan level performance reporting.

What you mean by "unprecedented levels of collateral degradation" and why that would have any effect on the calculation of the waterfall:

"Unprecedented levels of collateral degradation" refers to the significant decrease in mortgage loan performance experienced by RMBS transactions generally over the past several years. The significant decrease in loan performance is evidenced by the fact that over 50 percent of the RMBS transactions in Wells Fargo's Platform have reached credit support depletion.
This is a significant event because waterfall payment priorities for the senior bonds typically change at that point.

One reason why high levels of RMBS mortgage loan performance degradation affect waterfall calculations is because such degradation contributes to Model Input
Errors. One example of such Model Input Errors relates to the extensive level of mortgage loan delinquencies and the resulting extensive levels of servicer advancing. High levels of advancing lead to both high advance recoveries by servicers in single distribution periods and increased servicer stop advance decisions. These phenomena require manual processing which can result in Model
Input Errors.

The high level of RMBS mortgage loan performance degradation has also contributed to Model Program Errors. The extensive collateral losses in RMBS transactions have triggered waterfall scenarios that were considered unlikely to occur at the inception of the transactions (if they were considered at all)
and were not as clearly detailed as other provisions in the transaction agreements that direct waterfall calculations and distributions. At Model creation, those waterfall scenarios were not forecasted to reach the levels of underperformance that RMBS mortgage loans have experienced. Because of such lack of forecasting and the absence of benchmark data for such scenarios from the underwriters/sponsors of the transactions or other sources, Wells Fargo was unable to test and validate such waterfall scenarios. As a result, Model
Program Errors occurred.

What you mean by "adapted over time":

"Adapted over time" refers to the fact that Model Programs and Model Inputs and the processes related to Model Programs and Model Inputs are, over the life of a transaction, constantly being adjusted in an effort to ensure accurate payments. Continual adjustments are required because the transactions and securities to which the Models relate are very complex and the technology and processes related to Model Programs and Model Inputs are equally complex. The level of adjustment needed for Model Programs, Model Inputs, and related processes increased as mortgage loan performance degradation increased.

Regarding "Payment Errors" and "Reporting Errors":

The Identified Payment Errors and the Identified Reporting Errors were generally similar in type to the payment and reporting errors that led to the determination that there was a material instance of noncompliance for the 2011 assessment of compliance. However, the transactions on which the errors occurred and the exact circumstances and details giving rise to the Identified
Payment Errors and Identified Reporting Errors in 2012 were different than
2011. The correction of the 2011 identified payment errors and reporting errors was specific to the Models for the affected transactions and such corrections do not preclude the possibility that a similar type of error would occur on a different transaction with a different Model in 2012.

Examples of Model Program Errors that occurred similarly in both years involve
(i) post-credit support depletion loss allocation methodology and payment priority rules (e.g., pro rata versus sequential), and (ii) the calculation of group-directed cash flows, interest calculation elements (rate, accrual day logic, etc.), and pre-credit support depletion loss allocation.

Examples of Model Input Errors that occurred similarly in both years involve
(i) improper coding of cash adjustments and using incorrect prior month data,
(ii) loan modification inputs related to capitalization of delinquent amounts and the recovery of advances related thereto and modified interest rates in certain transaction structures, and (iii) cash adjustments related to servicer advance reimbursements that caused errors in certain calculations (e.g., the net weighted average coupon rate calculations).

Comparing the Identified Reporting Errors to the identified reporting errors in
2011, a substantial number in each year were caused by the payment errors
(i.e., reporting an incorrect payment). There were other reporting errors in both years that related to missing and incorrect bond information and missing and incorrect mortgage loan information.

Whether the payment errors resulted in overpayments or underpayments to investors:

In most cases, the Identified Payment Errors were a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Therefore, most of the Identified Payment Errors consisted of overpayments and underpayments that netted to zero because all the cash that was received from a transaction party in a payment cycle was distributed to investors or other transaction parties on the related payment date .

The types of reporting errors that occurred and how they related to the payment errors:

84 of the 148 Identified Reporting Errors were caused by the Identified Payment
Errors in that the incorrect payment led to incorrect reporting. Since the
Identified Payment Errors were calculated incorrectly, the payments were reported incorrectly. The remaining 64 of the 148 Identified Reporting Errors were not caused by the Identified Payment Errors. Those 64 Identified Reporting
Errors consisted of missing or inaccurate information related to various bond reporting and mortgage loan reporting elements.

Whether investors whose payments were impacted were notified of the errors and, if so, how they were notified:

Investors received notice of the Identified Payment Errors by means of the posting to Wells Fargo's website of corrected payment date statements.
Investors received notice of Investor Reporting Errors by either a revised statement in connection with a restatement of the affected distributions or by correcting the reporting error on the next payment date statement.

Whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made:

With one exception , Identified Payment Errors that resulted in underpayments to investors were rectified by means of restating affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.

Whether any future payments were adjusted to account for overpayments:

With one exception described in footnote 8, Identified Payment Errors that resulted in overpayments to investors were rectified by restating the affected distribution periods. Except with respect to one Identified Payment Error on one transaction unrelated to the transactions to which the Comment Letter relates, no future payments were adjusted in connection with overpayment errors. In that one case, distributions to one class of certificates were adjusted over three distribution dates and such adjustment was disclosed on the respective distribution date statements.

Regarding remediation of the identified errors and any adjustments to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors:

The specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors:

Except as discussed in footnote 8, Wells Fargo has remediated all of the 84
Identified Payment Errors through restatements of the affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.
Wells Fargo has remediated all 148 Identified Reporting Errors by either issuing a revised statement in connection with a restatement of the affected payments or by ensuring that the reporting element in question was correctly reported on the next payment date statement.

The specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform:

Wells Fargo has determined to address not only the specific errors that led to the determination of material instances of non-compliance on the RMBS component of its Platform, but also to take proactive measures to identify other problems with its Models that could cause payment or reporting errors. Accordingly,
Wells Fargo has undertaken an expansive project to identify, rectify and prevent problems with its Models and the individual transactions that exhibited these problems. Wells Fargo is in the early stages of this project. Due to the size of the RMBS component of its Platform, this is a long term, intensive project involving significant internal and external resources. In conjunction with other steps taken, Wells Fargo believes that this initiative will result in ongoing improvements to its payment and reporting processes.

Any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future:

Throughout 2012 and 2013, Wells Fargo has adopted numerous other initiatives in an effort to add rigor to its operational processes and quality control measures. The initiatives relate to both preventing Model Errors and identifying and correcting Model Errors. Examples of measures to prevent Model
Errors include, among other things, enhancements to its (i) new Model creation procedures, (ii) procedures for pre-closing review of waterfall language in transaction documents, and (iii) procedures for pre-payment date testing of transaction level payment calculations and reporting elements. Examples of measures to identify and correct Model Errors include, among other things, (a)
enhanced procedures relating to Model revisions, (b) the creation of a team charged with conducting a careful analysis of every Model Error to determine if any additional controls are necessary to prevent the errors from re-occurring, and (c) the creation of a team to proactively perform Model Program corrections to prevent future Model Errors. Wells Fargo has hired over two dozen additional staff and reorganized various teams to more effectively manage the above-mentioned operational processes and quality control measures.

^1While there were also some Identified Payment Errors on CMBS and ABS transactions in the Platform, Schedule B to the 2012 Assessment says "[T]he identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the
Platform had occurred was limited to certain RMBS transactions in the Platform.
There were no identified Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform".
Accordingly, the statistics provided in this response relating to Identified
Payment Errors and Identified Reporting Errors are limited to RMBS transactions in the Platform.

^2Because it would be impractical to provide a detailed
explanation of each of the 84 Identified Payment Errors, Wells Fargo has endeavored in its responses to questions 5, 6 and 7 to provide meaningful examples of the Identified Payment Errors and Identified Reporting Errors. The
examples are illustrative but not representative of every individual error or error type.

^3See footnote 1.

^4A stop advance decision is made by a servicer when, with respect to any advance made in the past or any proposed future advance, it determines that such advances will not be recoverable from collections on the loan or from liquidation proceeds.

^5There were principally two types of benchmark data used: decrement tables and underwriter/sponsor cash flow projections. The decrement tables in offering documents generally only projected out at pricing speeds with zero loss assumptions. Reconciling Models with those decrement tables based on those assumptions would not have exposed the stresses on the Model Programs resulting from the significant mortgage loan performance degradation in recent years. In addition, cash flow projections received from the underwriters/sponsors at the time of deal issuance were projected at minimal losses which were not severe enough to expose the stresses on the Model Programs resulting from the significant collateral degradation in recent years.

^6While most Identified Payment Errors netted to zero, a small number of the
Identified Payment Errors did not net to zero. Identified Payment Errors that did not net to zero occurred when, inadvertently, either (i) less than 100 percent the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date leaving cash in the transaction's distribution account or (ii) an amount greater than 100 percent of the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date causing an overdraft of the transaction's distribution account.
The scenario described in clause (i) explains the majority of circumstances where overpayments and underpayments did not net to zero.

^7As used in this response, the term "restatement" and the phrase "restating affected distribution periods" means the correction of an overpayment or underpayment experienced by a class of book-entry securities by (i) submitting a revised payment date statement for each affected distribution period to the
Depository Trust Company ("DTC") by which the DTC adjusts the accounts of the overpaid and underpaid classes, and (ii) the posting of such revised payment date statement to Wells Fargo's website. In accordance with its current policy, the DTC revises up to twelve months of affected distributions. On a limited number of occasions when the affected distribution periods extended beyond such twelve month time frame, Wells Fargo included adjustments for the additional distribution periods in the restatement of the twelve distribution periods and notified investors of this fact on the revised payment date statements. The process is similar for physical securities except that Wells Fargo interacts directly with affected holders as opposed to interacting with the DTC.

^8There is one underpayment of $4992.92 (and a corresponding overpayment of the same amount) from March 2012 which has not been remedied. The underpayment did not occur on any transaction to which the Commission's Comment Letter directly relates. Wells Fargo is in the process of determining an appropriate course of action with regard to this underpayment.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

Item 1123 of Regulation AB, Servicer Compliance Statement.

The servicer compliance statements are attached hereto under Item 15.

                               Part IV

  Item 15. Exhibits, Financial Statement Schedules.

  (a) Exhibits.

  (31) Rule 13a-14(d)/15d-14(d) Certification.

  (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 Cenlar, FSB as Servicer
    33.2 First Republic Bank as Servicer
    33.3 PHH Mortgage Corporation as Servicer
    33.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    33.5 Wells Fargo Bank, N.A. as Custodian
    33.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 Cenlar, FSB as Servicer
    34.2 First Republic Bank as Servicer
    34.3 PHH Mortgage Corporation as Servicer
    34.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    34.5 Wells Fargo Bank, N.A. as Custodian
    34.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 Cenlar, FSB as Servicer
    35.2 First Republic Bank as Servicer
    35.3 PHH Mortgage Corporation as Servicer
    35.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    35.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (b) Not applicable.

   (c) Omitted.

                          SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities
  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Sequoia Residential Funding, Inc.
   (Depositor)

   /s/ John Isbrandtsen
   John Isbrandtsen, Chairman of the Board and Chief Executive Officer
   (senior officer in charge of securitization of the depositor)

    Date:   October __, 2013

  Exhibit Index

  Exhibit No.

   (31) Rule 13a-14(d)/15d-14(d) Certification.

   (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 Cenlar, FSB as Servicer
    33.2 First Republic Bank as Servicer
    33.3 PHH Mortgage Corporation as Servicer
    33.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    33.5 Wells Fargo Bank, N.A. as Custodian
    33.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 Cenlar, FSB as Servicer
    34.2 First Republic Bank as Servicer
    34.3 PHH Mortgage Corporation as Servicer
    34.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    34.5 Wells Fargo Bank, N.A. as Custodian
    34.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 Cenlar, FSB as Servicer
    35.2 First Republic Bank as Servicer
    35.3 PHH Mortgage Corporation as Servicer
    35.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    35.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  EX-31 Rule 13a-14(d)/15d-14(d) Certification.

  I, John Isbrandtsen, certify that:

  1.I have reviewed this report on Form 10-K/A and all reports on Form 10-D required to be filed in respect of the period covered by this report on
    Form 10-K/A of Sequoia Mortgage Trust 2012-2 (the "Exchange Act periodic reports");

  2.Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

  4.Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreements in all material respects; and

  5.All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with
    Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18
    have been included as an exhibit to this report, except as otherwise disclosed in this report.  Any material instances of noncompliance described in such reports have been disclosed in this report on Form
    10-K/A.

    In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:
    Cenlar, FSB as Servicer, First Republic Bank as Servicer, PHH Mortgage
    Corporation as Servicer, Wells Fargo Bank, N.A. as Custodian and Wells
    Fargo Bank, N.A. as Master Servicer and Securities Administrator.

    Dated:   October __, 2013

    /s/ John Isbrandtsen
    Signature

    Chairman of the Board and Chief Executive Officer
    (senior officer in charge of securitization of the depositor)

  EX-33.1
(logo)CENLAR FSB
CENTRAL LOAN ADMINISTRATION & REPORTING

7 Graphics Drive, Suite 212 * Ewing, NJ 08628
609-883-3900 Ext. 3288 * Fax: 609-538-4006 * E-mail: gtornquist@cenlar.com

GREGORY S. TORNQUIST
President &. Chief Executive Officer

Management Assessment

The Board of Directors
Cenlar FSB:

Management of Cenlar FSB (the Company) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation
AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans (the Platform), except for servicing criteria
1122(d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012.
This criteria is not applicable to the Company because the Company does not perform activities with respect to the Platform relating to this criteria. With respect to servicing criteria 1122(d)(4)(xi) and 1122(d)(2)(vi), management has engaged various vendors to perform the activities required by these servicing criteria. The Company's management has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the
Company's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations ("Interpretation 17.06").
Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company's management is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

The Company's management has assessed the Company's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Company has complied, in all material respects with the servicing criteria, except for the servicing criteria 1122 (d)(1)(iii)
Backup Servicer, set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

Mailing Address: Cenlar FSB * 425 Phillips Boulevard * Ewing. NJ 08618

(page)

Cenlar FSB
February 28, 2013

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31,2012.

/s/ Gregory S. Tornquist
Gregory S. Tornquist
President & Chief Executive Officer

/s/ Stephen W. Gozdan                            /s/ Jeanne M. Bader
Stephen W. Gozdan                                Jeanne M. Bader
Chief Financial Officer                          Director of Loan Administration

February 28, 2013

(page)

Appendix A
Securities Covered in Cenlar FSB's REG AB Attestation: Wells Fargo Bank, N.A.

Investor                                                         Security                        * Period
                                                                                                 Subserviced by
                                                                                                 Cenlar FSB

A54                    New York Mortgage Company                 NYMC 06-1                       1/1 to 12/31/12
H96                    UBS Real Estate Securities, Inc           MASTR 06-OA1                    1/1 to 12/31/12
D96                    UBS Real Estate Securities, Inc           MARM 06-OA2                     1/1 to 12/31/12
H83                    UBS Real Estate Securities, Inc           MARM 07-1                       1/1 to 12/31/12
J83                    UBS Real Estate Securities, Inc           MALT 07-1                       1/1 to 12/31/12
T83                    UBS Real Estate Securities, Inc           MAST 07-1                       1/1 to 12/31/12
U83                    UBS Real Estate Securities, Inc           MALT 07-HF1                     1/1 to 12/31/12
A83                    UBS Real Estate Securities, Inc           SMT 2007-1                      1/1 to 12/31/12
G52                    Opteum Financial Services, LLC            OMAC 06-1                       1/1 to 12/31/12
H52                    Opteum Financial Services, LLC            OMAC 06-2                       1/1 to 12/31/12
J52                    Opteum Financial Services, LLC            BAFC 2006-H                     1/1 to 12/31/12
K52                    Opteum Financial Services, LLC            CMLTI 06-FX1                    1/1 to 12/31/12
P52                    Opteum Financial Services, LLC            CMLTI 07-OPX1                   1/1 to 12/31/12
G43                    Thornburg Mortgage Home Loans             TMST 2007-3                     1/1 to 12/31/12
                       (RBS Financial)
WF3                    Lydian Bank/Wells Fargo                   GSR 2006 AR1                    1/1 to 12/31/12
WF4                    Lydian Bank/Wells Fargo                   GSR 2006 AR2                    1/1 to 12/31/12
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-2
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-3
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-4
N06                    Morgan Stanley Private Bank, NA           MSM 2007-15AR                   1/1 to 12/31/12
H06                    Redwood Trust, Inc.                       SEMT 2012-1                     1/1 to 12/31/12
K06                    Redwood Trust, Inc.                       SEMT 2012-2                     3/1 to 12/31/12
L06                    Redwood Trust, Inc.                       SEMT 2012-3                     6/1 to 12/31/12
Z06                    Redwood Trust, Inc.                       SEMT 2012-4                     9/1 to 12/31/12
Y06                    Redwood Trust, Inc.                       SEMT 2012-5                     10/1 to 12/31/12
RWO                    Redwood Trust, Inc.                       SEMT 2012-6                     11/1 to 12/31/12

  EX-33.2
(logo) FIRST REPUBLIC BANK
It's a priviledge to serve you

Management Assessment

Management of First Republic Bank (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of
Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the Platform) as of and for the year ended December 31, 2012, except for servicing criteria Item
1122(d)(1)(iii), 1122(d)(3)(i)(C), and Item 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the
Platform. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

With respect to servicing criteria Item 1122(d)(4)(iv), 1122(d)(4)(xi), and
1122(d)(4)(xii), management has engaged various vendors to perform the activities required by these servicing criteria. The Bank's management has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Bank's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The
Bank's management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

The Bank's management has assessed the Bank's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB, except for the servicing criteria listed above, which the Bank has determined are not applicable to the activities it performs.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the
Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2012.

/s/ Willis H. Newton, Jr.                                       Feb 26, 2013
Willis H. Newton Jr.                                            Date
Executive Vice President and Chief Financial Officer

San Francisco   Palo Alto     Los Angeles   Santa Barbara   Newport Beach
San Diego       Portland      Boston        Greenwich       New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR (800)
392-1400, FAX (415) 392-1413
CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

(page)

/s/ Nancy Segreto                                               2-26-2013
Nancy Segreto                                                   Date
Senior Vice President, Lending Services

/s/ Tony Sachs                                                  2-26-2013
Tony Sachs                                                      Date
Vice President, Lending Strategy, Products, and Sales

(page)

APPENDIX A

Investor #         Investor Name                                          Loan Count                        Balance

 70                Intrepid LLLP                                             10                                 $7,994,983.10
120                Redwood Trust (Bear Stearns)                              41                                $37,883,732.22
122                Sequioa 2007-2                                            54                                $59,087,187.83
123                SEMT 2007-3                                               14                                $18,859,040.60
162                Citigroup Mortgage Loan Turst Series 2005-6               43                                $25,911,492.79
163                SAMI II 2005-AR5                                         117                               $120,160,081.38
164                MLCC 2005-3                                               52                                $48,689,894.02
165                MLMI 2005-A10                                             39                                $39,284,676.72
166                Redwood Residential Acquisition Corp                       4                                 $3,633,378.93
167                Sequoia Mortgage Trust 2011-1                             68                                $67,482,607.62
168                Sequoia Mortgage Trust 2011-2                            147                               $113,988,859.58
169                Sequoia Mortgage Trust 2012-1                            163                               $168,721,787.16
171                Barclays Bank PLC                                          4                                 $6,582,000.00
172                SEMT 2012-2                                              135                               $135,890,347.31
174                Sequoia Mortgage Trust 2012-3                            103                               $108,554,512.42
175                Harbor View 2003-2(formerly Greenwich)                    23                                $16,076,535.52
176                Harbur View 2004-1(formerly Greenwich)                    46                                $29,985,340.12
177                Harbor View 2004-5(formerly Greenwich)                     9                                 $5,265,374.66
178                Harbor View 2006-6                                         1                                   $429,762.53
179                Harbor View 2007-5                                         7                                 $3,735,546.36
l80                MASTR 2003-5(formerly UBS Warburg)                         4                                 $3,143,362.16
181                Sequoia Mortgage Trust 2012-5                             78                                $76,875,140.83
185                MASTI 2003-4 (formerly UBS Warburg)                       17                                $12,120,429.47
186                MASTR 2005-2                                               1                                    $12,839.67
191                CSFB 2004-5                                                3                                 $1,114,012.87
192                CSFB 2004-6                                                7                                 $1,561,012.61
193                CSFB 2004-7                                                1                                   $444,108.79
195                MLMI 2005-A1                                              44                                $28,660,637.92
196                Merrill Lynch Bank                                        44                                $35,856,761.51
197                MLCC 2006-2                                               80                                $55,400,415.59
199                Sequoia Mortgage Trust 2012-4                             69                                $72,206,357.23
200                Sequoia Mortgage Trust 2012-6                             38                                $37,656,789.90
201                JP Morgan Mortgage Acq. Corp                             436                               $319,090,820.03
210                Washington Mutual (formerly Bank United of Texas)          1                                    $56,975.66
211                BANA                                                      92                               $115,503,384.77
215                Bank United N.A.                                          63                                $69,123,491.03
216                North Valley Bank                                         27                                $28,994,038.66
217                Signature Bank                                            20                                $28,654,257.53
218                RBS Financial Products Inc                               347                               $330,566,850.56
227                Washington Mutual (formerly Bank United of Texas)          4                                   $301,855.33
243                Chase Mortgage Services, Inc                               2                                   $255,984.46
244                Independent National Mortgage                              1                                   $385,943.40
248                Washington Mutual Bank, Flow Sales (PNC)                   3 .                                 $826,426.21
250                CitiMortgage                                               9                                 $3,857,846.66
255                Thornburg Mortgage (WAMU Master Servicer)                  1                                   $403,701.24
260                CitiMortgage                                              17                                 $3,317,122.15
312                Residential Funding                                       55                                $26,217,993.01
313                BofA Funding 2011-SD1                                      2                                 $1,014,765.35
330                U.S. Bank                                                  2                                   $307,651.05
355                Thornburg Mortgage (Wells Fargo Master Servicer)         871                               $688,618,418.12
356                Thornburg 2008-1                                           5                                 $5,670,049.38
357                Everbank                                                  47                                $50,426,112.17
414                Federal Home Mortgage Loan Association                     9                                   $704,505.33
415                FNMA MBS                                                   9                                   $922,650.62
510                CitiMortgage                                               7                                 $1,147,231.86
515                Fannie Mae-Laser                                       4,017                             $1,445,497,154.58
516                Bank of New Canaan                                         3                                 $4,673,224.00
614                Federal Home Loan Mortgage Association                     1                                    $61,851.56
633                Chase Mortgage Services, Inc                               3                                   $215,198.76
636                Bank United of Florida                                     1                                    $41,922.09
637                Bank of America                                            4                                   $403,913.94
720                2002-FRB2 REMIC                                           35                                $23,978,140.69
730                2002-FRB1 REMIC                                           61                                $42,313,140.10
740                200l-FRB1 REMIC                                           66                                $52,205,351.83
750                Washington Mutual Bank                                     1                                   $477,378.21
760                2000-FRB1 REMIC                                           23                                 $9,480,511.69
770                Bear Stearns                                               15                                 $5,811,126.62
775                AAR BART 2003-5 (Bear Stearns)                             40                                $17,953,862.58
777                HVMLT 2006-13                                              1                                   $750,000.00
780                2000-FRB2 REMIC                                           37                                $21,266,449.08

                                                                 Total    7,804                             $4,644,765,310.53

  EX-33.3
(logo) PHH Mortgage
PHH

3000 Leadenhall Road
Mount Laurel, NJ 08054

David E. Tucker
President, PHH Mortgage Corporation

Tel: (856)917.6824
Fax: {856) 917.4278
dave.tucker@phh.com
www.phh.com

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB
SERVICING CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"),
except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(xv) and
(d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report (the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122 (d)(2)(i), (d)(2)(ii), (d)(4)(iv),
(d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Assetiing Party served as servicer (the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2012 and for the Reporting Period and has concluded that the
Asserting Party has complied, in all material respects, with the Applicable
Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard         Description
1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure and repossession procedures that were not concluded in
                 accordance with the timelines in the transaction agreements were outside the control of the Asserting Party.

De1oitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing
Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2013

/s/ David E. Tucker
David E. Tucker
President

/s/ Martin L. Foster
Martin L. Foster
Senior Vice President - Loan Servicing

(logo) Sequoia Residential Funding, Inc.

March 28, 2013

     We have been advised by PHH Mortgage Corporation that the one material instance of noncompliance listed by PHH Mortgage Corporation on its Report on
Assessment of Compliance with Regulation AB Servicing Criteria for the January
1, 2012 through December 31, 2012 reporting period, having to do with
Regulation AB Item 1122(d)(4)(vii) (the "MINC"), did not involve assets for the subject Sequoia transaction. Additionally, we have been advised that there were no material impacts or effects on this Sequoia transaction as a result of the
MINC and that the MINC did not affect any payments or expected payments on the asset-backed securities in this Sequoia transaction.

/s/ John H. Isbrandtsen

John H. Isbrandtsen, Chairman of the Board and Chief Executive Officer
(senior officer in charge of securitization of the depositor)

  EX-33.4
(logo) REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373
MILL VALLEY, CA  94941
FAX: 415.381.1773

ASSESSMENT OF COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

Redwood Residential Acquisition Corporation (the "Asserting Party") provides this assessment of compliance with respect to its performance of functions for the Applicable Servicing Criteria, as defined below, in regards to the loans selected in the Platform for the following Period from January 1, 2012 through
December 31, 2012.

Platform: all residential mortgage loans being serviced by Cenlar FSB pursuant to the Flow Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the Asserting Party and Cenlar FSB, as amended by Amendment No. 1 thereto, dated November 3, 2011, and as modified by the related Assignment,
Assumption and Recognition Agreements identified in Schedule 1 hereto (the
"Cenlar FSB Flow Servicing Agreement").

Period: as of December 31, 2012 and for the period from January 1, 2012 through
December 31, 2012.

Applicable Servicing Criteria: the servicing criterion which applies to the functions performed by the Asserting Party is set forth in Section 229.1122 (d)
(2)(iii) of Regulation AB promulgated by the Securities and Exchange Commission
("Applicable Servicing Criteria"). With respect to the Applicable Servicing
Criteria, the Asserting Party performs the following limited function:

1. to fund by deposit or wire transfer amounts specified by Cenlar FSB in electronic or facsimile transmissions to the Asserting Party as necessary to make required advances of delinquent principal and interest payments under the
Cenlar FSB Flow Servicing Agreement.

With respect to the Platform, and with respect to the Period, the Asserting
Party provides the following assessment of its compliance in respect of the
Applicable Servicing Criteria (as defined above):

1. Management of the Asserting Party is responsible for assessing its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

2. Management of the Asserting Party has assessed its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

3. Based on such assessment, management of the Asserting Party concludes that, for the Period, the Asserting Party has complied in all material respects with the Applicable Servicing Criteria related to the servicing of the Platform taken as a whole.

4. There are no instances of material non-compliance during the Period.

Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report with respect to the Asserting Party's foregoing assessment of compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012.

Dated: March 11, 2013

Very truly yours,

REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

/s/ Bill Moliski
Name: Bill Moliski
Title: Executive Vice President

(page)

Schedule 1

1. Assignment, Assumption and Recognition Agreement ("AAR") with respect to the
   Cenlar FSB Flow Servicing Agreement dated as of January 27, 2012, as attached to the Pooling and Servicing Agreement, dated as of January 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, U.S. Bank National
   Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction:
   SEMT 2012-1.

2. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of March
   29, 2012, as attached to the Pooling and Servicing Agreement, dated as of
   March 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor,
   U.S. Bank National Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-2.

3. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of June
   27, 2012, as attached to the Pooling and Servicing Agreement, dated as of
   June 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor,
   Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-3.

4. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   September 21, 2012, as attached to the Pooling and Servicing Agreement, dated as of September 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-4.

5. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   October 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of October 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-5.

6. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   November 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of November 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-6.

  EX-33.5
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Document Custody
1015 10th Avenue Southeast
Minneapolis, MN 55414

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Management of the Document Custody Section of the Corporate Trust Services
division of Wells Fargo Bank, National Association (the "Company") is
responsible for assessing compliance with the servicing criteria set forth in
Item 1122(d) of Regulation AB of the Securities and Exchange Commission.
Management has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform:
Publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government
(other than the Federal Deposit Insurance Company) or any government sponsored entity (the "Platform").

Period:  As of and for the twelve months ended December 31, 2012 (the "Period").

Applicable Servicing Criteria:

The servicing criteria set forth in Item 1122(d)(1)(iv), 1122(d)(4)(i) and
1122(d)(4)(ii), in regard to the activities performed by the Company with respect to the Platform (the "Applicable Servicing Criteria"). Management of
the Company has determined that all other servicing criteria set forth in Item
1122(d) are not applicable to the Platform.

With respect to the Platform and the Period, the Company's management provides the following assertion of compliance with respect to the Applicable Servicing
Criteria:

1. The Company's management is responsible for assessing the Company compliance with the Applicable Servicing Criteria.

2. The Company management has assessed the Company compliance with the
Applicable Servicing Criteria. In performing this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph
(d) of Item 1122 of Regulation AB.

3. Based on such assessment as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assertion of compliance with the
Applicable Servicing Criteria as of and for the Period.

WELLS FARGO BANK, National Association

By:    /s/ Shari Gillund
       Shari L. Gillund

Title: Senior Vice President

Dated: February 15, 2013

Wells Fargo Bank, N.A.

  EX-33.6
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-34.1
(logo) KPMG

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cenlar FSB:

We have examined management's assessment, included in the accompanying
Management Assessment, that Cenlar FSB (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans (the Platform), except for servicing criteria 1122 (d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012. This criterion is not applicable to the
Company because the Company does not perform activities with respect to the
Platform relating to this criterion. Appendix A to Management's Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the
Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management Assessment, for servicing criteria
1122 (d)(4)(xi) and 1122 (d)(2)(vi), the Company has engaged various vendors to perform some of the activities required by these servicing criteria. The
Company has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and the related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply Interpretation 17.06.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International") a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, including servicing criteria 1122 (d)(4)(xi)
and 1122 (d)(2)(vi) for which compliance is determined based on Interpretation
17.06 as described above, as of and for the year ended December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Short Hills, New Jersey
March 7, 2013

2

  EX-34.2
(logo) KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Bank:

We have examined management's assessment, included in the accompanying
Management Assessment, that First Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans serviced for others
(the Platform), except for the servicing criteria 1122(d)(1)(iii),
1122(d)(3)(i)(C), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2012. Appendix A to the Management
Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Bank's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Bank's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the servicing criteria.

As described in the accompanying Management's Assessment, for servicing criteria
1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), the Bank has engaged certain vendors to perform the activities required by these servicing criteria.
The Bank has determined that none of these vendors are deemed to be "servicers"
as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to these vendors as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
(Interpretation 17.06). As permitted by Interpretation 17.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank's eligibility to apply Interpretation 17.06.

In our opinion, management's assessment that the Bank complied with the aforementioned servicing criteria, including 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii) for which compliance is determined

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

based on Interpretation 17.06 as described above, as of and for the year ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

San Francisco, California
February 26, 2013

  EX-34.3
(logo) Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
USA

Tel: (215) 246-2300
Fax: {215) 569-2441
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
PHH Mortgage Corporation
Mt. Laurel, NJ 08054

We have examined PHH Mortgage Corporation's (the "Company's") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for the Loan Platform (the "Platform") described in the accompanying Management's Report on Assessment of Compliance with SEC
Regulation AB Servicing Criteria ("Management's Assertion") as of and for the
year ended December 31,2012, excluding criteria 1122 (d)(3)(i)(c), (d)(4)(xv), and (d)(1)(iii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board (United States), and,
accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's assertion, for servicing criteria 1122(d)(2)(i),
1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(vii), 1122(d)(4)(viii), and
1122(d)(4)(xi), the Company has engaged a vendor to perform certain activities required by these servicing criteria. The Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation
AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations (Interpretation 17.06). As
permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for

(page)

the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company's determination of its eligibility to use Interpretation 17.06.

Our examination disclosed the following instance of material noncompliance with criteria applicable to the Company during the year ended December 31, 2012:

Standard          Description
1122(d)(4)(vii)   During the year ended December 31, 2012, it was determined certain foreclosure proceedings were not concluded in
                  accordance with the published Fannie Mae foreclosure
                  timelines.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for PHH Mortgage Corporation's
Regulation AB Platform as of and for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2013

  EX-34.4
(logo) Grant Thornton

Audit * Tax * Advisory

Grant Thornton LLP
18400 Von Karman Avenue, Suite 900
Irvine, CA 92612-0525

T 949.553.1600
F 949.553.0168
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Redwood Residential Acquisition Corporation

We have examined management's assertion, included in the accompanying
Assessment of Compliance with Applicable Servicing Criteria ("Management's
Report"), that Redwood Residential Acquisition Corporation (the "Company")
complied with the servicing criteria set forth in Item 1122(d) of the U.S.
Securities and Exchange Commission's Regulation AB for the servicing of the
Residential Mortgage Loans Platform (the "Platform") as of and for the year ended December 31, 2012, excluding criteria 1122(d)(1)(i)-(iv),
1122(d)(2)(i)-(ii), 1122(d)(2)(iv)-(vii), 1122(d)(3)(i)-(iv),
1122(d)(4)(i)-(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the asset-backed transactions and securities defined by management in Schedule I of Management's Report. Management is responsible for the
Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management's assertion that Redwood Residential Acquisition
Corporation complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2012 for the Residential Mortgage Loans
Platform is fairly stated, in a11 material respects.

/s/ Grant Thornton LLP

Irvine, California
March 11, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

  EX-34.5
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management's assessment, included in the accompanying
Assessment of Compliance with the Applicable Servicing Criteria, that the
Document Custody Section of the Corporate Trust Services division of Wells
Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's
Regulation AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the Platform), as of and for the twelve months ended December 31, 2012. Management has determined that servicing criteria
1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.
Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2013

  EX-34.6
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-35.1
(logo) CENLAR
CENTRAL LOAN ADMINISTRATION & REPORTING

SERVICER COMPLIANCE STATEMENT (ITEM 1123)

Cenlar FSB

The undersigned, a duly authorized officer of Cenlar FSB, as servicer (the
"Servicer") pursuant to the applicable servicing agreements governing the securities listed on Exhibit A, does hereby certify that:

1. A review of the Servicer's activities during the calendar year 2012 (the
"Reporting Period") and of the Servicer's performance under the applicable servicing agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this
28th day of February 2013.

/s/ Michael Blair
Name: Michael Blair
Title: Senior Vice President

Exhibit A
Securities Covered in Cenlar FSB's Servicer Compliance Statement 1123:
Redwood Trust, Inc.

Investor   Issuer                 Security     *Period Subserviced by Cenlar FSB
HO6        Redwood Trust, Inc.    SEMT 2012-1    1/1 to 12/31/12
K06        Redwood Trust, Inc.    SEMT 2012-2    3/1 to 12/31/12
L06        Redwood Trust, Inc.    SEMT 2012-3    6/1 to 12/31/12
Z06        Redwood Trust, Inc.    SEMT 2012-4    9/1 to 12/31/12
Y06        Redwood Trust, Inc.    SEMT 2012-5   10/1 to 12/31/12
RW0        Redwood Trust, Inc.    SEMT 2012-6   11/1 to 12/31/12

  EX-35.2
(logo) FIRST REPUBLIC BANK
It's a privilege to serve you

Feb 28, 2013

Servicer Compliance Statement
For SEMT 2012-2 (see Schedule A)

(i) a review of the Servicer's activities during the reporting period from
January 1, 2012 through December 31, 2012 and of its performance under the
Agreement (each of the agreement and the Reconstitution Agreement as defined on Schedule A attached hereto) from the above referenced trust during such period has been made under such officer's supervision, and
(ii) to the best of such officers' knowledge, based on such review, the
Servicer has fulfilled all of its obligations under this Agreement and any applicable Reconstitution Agreement in all material respects throughout such reporting period (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

First Republic Bank

/s/ Lionel Antunes
Lionel Antunes
Vice President of Residential Lending
February 28, 2013

SCHEDULE A

1. Flow Mortgage Loan Sale and Servicing Agreement dated as of July 1, 2010, between Redwood Residential Acquisition Corporation and First Republic Bank, as
modified by Reconstitution Agreement dated March 29, 2012

San Francisco  Palo Alto  Los Angeles  Santa Barbara  Newport Beach  San Diego
Portland  Boston  Greenwich  New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR
(800) 392-1400, FAX (415) 392-1413

CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

  EX-35.3
PHH Mortgage
(logo) PHH

2001 Bishops Gate Blvd
Mount Laurel, NJ 08054

February 28, 2013

Re: Annual Compliance Statement

Attention: Servicer Compliance Team, Stephanie White
Address:   9062 Old Annapolis Road
           MAC X2302-033N2702-011
           Columbia, MD 21045

Deal Name: Sequoia 2012-2
PHH Investor code: R97
Agreement: Mortgage Loan Flow Purchase, Sale and Servicing Agreement, dated as of July 21, 2010 between Redwood Residential Acquisition Corporate and PHH Mortgage Corporation as modified by the Assignment Assumption and Recognition Agreement dated March 29, 2012

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of
Regulation AB. The Undersigned hereby states that:

1. I am an authorized officer of PHH Mortgage Corporation (the "Servicer");

2. A review of the Servicer's activities during the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") and its performance under the Agreement has been made under my supervision; and

3. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk
Name: Greg Bronczyk
Title: Vice President

(logo) EQUAL HOUSING LENDER

  EX-35.4
(logo) REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373
MILL VALLEY, CA 94941
FAX: 415.381.1773

March 1, 2013

TO ALL PARTIES LISTED ON SCHEDULE A
ATTACHED HERETO:

Re: Annual Statement of Compliance by the Servicing Administrator;

Item 1123 Certificate;

Sequoia Mortgage Trusts 2012-1, -2, -3, -4, -5 and -6

The undersigned, a duly authorized officer of Redwood Residential Acquisition
Corporation (the "Servicing Administrator"), hereby certifies as follows for the calendar year 2012:

(A) a review of the Servicing Administrator's activities during the preceding calendar year ended December 31, 2012, and its performance under the Flow
Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the
Servicing Administrator and Cenlar FSB, as amended by Amendment No. 1 to the
Flow Mortgage Loan Servicing Agreement, dated November 3, 2011, and as modified by the related Acknowledgement (the "Cenlar FSB Flow Servicing Agreement")
and the respective Pooling and Servicing Agreements, has been made under such officer's supervision; and

(B) to the best of such officer's knowledge, based on such review, the
Servicing Administrator has fulfilled all its obligations under the Cenlar FSB
Flow Servicing Agreement and the respective Pooling and Servicing Agreements, in all material respects throughout such calendar year ended December 31, 2012.

Very truly yours,
REDWOOD RESIDENTIAL ACQUISITION CORPORATION,
Servicing Administrator

/s/ William J. Moliski
Name: William J. Moliski
Title: Executive Vice President

(page)

SCHEDULE A

Sequoia Residential Funding, Inc.
One Belvedere Place
Suite 330
Mill Valley, CA  94941

Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD  21045-1951

U.S. Bank National Association
EP-MN-WS3D
60 Livingston Avenue
St. Paul, MN  55107
Attn: Structured Finance ? Sequoia (SEMT 2012-1 and -2)

Christiana Trust, a division of Wilmington Savings Fund Society FSB
500 Delaware Avenue, 11th Floor
Wilmington, DE  19801
Attention: Corporate Trust ? (SEMT 2012-3, -4, -5 and -6)

  EX-35.5
(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 330
Mill Valley, California 94941

RE: Annual Statement as to Compliance

The undersigned, a duly authorized officer of Wells Fargo Bank, N.A. ("Wells
Fargo"), hereby certifies as follows for the calendar year 2012:

(a) a review of Wells Fargo's activities as assigned and agreed to under the servicing agreement(s) listed on Schedule A hereto (the "Servicing
Agreement(s)") and its performance under the Servicing Agreements has been made under my supervision; and

(b) to the best of my knowledge, based on such review Wells Fargo has fulfilled all of its obligations under the Servicing Agreement(s) in all material respects throughout the reporting period, except as noted in Schedule B.

March 1, 2013

/s/ Julie Eichler
JULIE EICHLER
Vice President

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule A

List of Servicing Agreement(s) and Series

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-1 Mortgage
Pass-Through Certificates,Series 2011-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-2 Mortgage
Pass-Through Certificates,Series 2011-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-1 Mortgage
Pass-Through Certificates,Series 2012-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-2 Mortgage
Pass-Through Certificates,Series 2012-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-3 Mortgage
Pass-Through Certificates,Series 2012-3, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-5 Mortgage
Pass-Through Certificates,Series 2012-5, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-6 MortgagePass-
Through Certificates,Series 2012-6, Wells Fargo Bank, N.A. as Master Servicer
and Securities Administrator, as applicable.

Wells Fargo Bank, N.A.

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule B

Material Instances of Non-Compliance

No instances to report

Wells Fargo Bank, N.A.

Exhibit E

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A
                                  Amendment No. 2

  (Mark one)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2012

      OR

  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from ____________ to ____________

      Commission file number: 333-179292-02

      Sequoia Mortgage Trust 2012-3
      (exact name of issuing entity as specified in its charter)

      Sequoia Residential Funding, Inc.
      (exact name of the depositor as specified in its charter)

      Commission file number of depositor: 333-179292

      RWT Holdings, Inc.
      (exact name of the sponsor as specified in its charter)

  New York                                38-3875746
  (State or other jurisdiction of         38-3875747
  incorporation or organization)          (I.R.S. Employer
                                          Identification No.)

   c/o Wells Fargo Bank, N.A.
   9062 Old Annapolis Road
   Columbia, MD                                 21045
  (Address of principal executive               (Zip Code)
  offices)

 Telephone number, including area code: (410) 884-2000

  Securities registered pursuant to Section 12(b) of the Act:

    NONE.

  Securities registered pursuant to Section 12(g) of the Act:

    NONE.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes ___     No  X

  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

    Yes ___     No  X

  Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  X      No ___

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
  (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  Not applicable.

  Indicate by check mark if disclosure of delinquent filers pursuant to Item
  405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part
  III of this Form 10-K/A or any amendment to this Form 10-K/A.

    Not applicable.

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer ___
   Accelerated filer ___
   Non-accelerated filer X (Do not check if a smaller reporting company)
   Smaller reporting company ___

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

    Yes ___     No  X

  State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

    Not applicable.

  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
  Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    Not applicable.

  Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

    Not applicable.

  DOCUMENTS INCORPORATED BY REFERENCE

  List hereunder the following documents if incorporated by reference and the
  Part of the Form 10-K/A (e.g., Part I, Part II, etc.) into which the document is incorporated: (1)Any annual report to security holders; (2) Any proxy or information statement; and (3)Any prospectus filed pursuant to Rule 424(b)
  or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

    Not applicable.

                                     PART I

  Item 1.      Business.

               Omitted.

  Item 1A.     Risk Factors.

               Omitted.

  Item 1B.     Unresolved Staff Comments.

               None.

  Item 2.      Properties.

               Omitted.

  Item 3.      Legal Proceedings.

               Omitted.

  Item 4.      Mine Safety Disclosures.

               Omitted.

                                     PART II

  Item 5.      Market for Registrant's Common Equity, Related Stockholder
               Matters and Issuer Purchases of Equity Securities.

               Omitted.

  Item 6.      Selected Financial Data.

               Omitted.

  Item 7.      Management's Discussion and Analysis of Financial Condition and
               Results of Operations.

               Omitted.

  Item 7A.     Quantitative and Qualitative Disclosures About Market Risk.

               Omitted.

  Item 8.      Financial Statements and Supplementary Data.

               Omitted.

  Item 9.      Changes in and Disagreements With Accountants on Accounting and
               Financial Disclosure.

               Omitted.

  Item 9A.     Controls and Procedures.

               Omitted.

  Item 9B.     Other Information.

               None.

                                    PART III

  Item 10.     Directors, Executive Officers and Corporate Governance.

               Omitted.

  Item 11.     Executive Compensation.

               Omitted.

  Item 12.     Security Ownership of Certain Beneficial Owners and Management
               and Related Stockholder Matters.

               Omitted.

  Item 13.     Certain Relationships and Related Transactions, and Director
               Independence.

               Omitted.

  Item 14.     Principal Accounting Fees and Services.

               Omitted.

  ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB

Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

No single obligor represents 10% or more of the pool assets held by the issuing entity.

Item 1114(b)(2) of Regulation AB, Significant Enhancement  Provider Financial
Information.

No entity or group of affiliated entities provides any external credit enhancement or other support for the certificates within this transaction as described under Item 1114 (a) of Regulation AB.

Item 1115(b) of Regulation AB, Certain Derivatives Instruments (Financial
Information).

No entity or group of affiliated entities provides any derivative instruments or other support for the certificates within this transaction as described under
Item 1115 of Regulation AB.

Item 1117 of Regulation AB, Legal Proceedings.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle (the
"FHLB-Seattle") filed a complaint in the Superior Court for the State of
Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust,
Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the "FHLB-Seattle Defendants") alleging that the FHLB-Seattle Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Seattle Certificate") issued in the Sequoia
Mortgage Trust 2005-4 securitization transaction (the "2005-4 RMBS") and purchased by the FHLB-Seattle. Specifically, the complaint alleges that the alleged misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS,
(2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Seattle Certificate. The FHLB-Seattle alleges claims under the Securities Act of Washington (Section 21.20.005, et
seq.) and seeks to rescind the purchase of the Seattle Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received)
as well as attorneys' fees and costs. The Seattle Certificate was issued with an original principal amount of approximately $133 million, and, as of December
31, 2012, the FHLB-Seattle had received approximately $108 million of principal and $10.9 million of interest payments in respect of the Seattle Certificate.
As of December 31, 2012, the Seattle Certificate had a remaining outstanding principal amount of approximately $25 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood
Trust. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The FHLB-Seattle's claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation ("Schwab") filed a complaint in the Superior Court for the State of California in San Francisco
(case number CGC-10-501610) against the depositor and 26 other defendants
(collectively, the "Schwab Defendants") alleging that the Schwab Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the Schwab Defendants.
With respect to the depositor, Schwab alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Schwab Certificate") issued in the 2005-4 RMBS and purchased by Schwab. Specifically, the complaint alleges that the misstatements for the
2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Schwab Certificate. Schwab alleges a claim for negligent misrepresentation under California state law and seeks unspecified damages and attorneys' fees and costs. The Schwab Certificate was issued with an original principal amount of approximately $14.8 million, and, as of
December 31, 2012, Schwab had received approximately $12 million of principal and $1.3 million of interest payments in respect of the Schwab Certificate. As of December 31, 2012, the Schwab Certificate had a remaining outstanding principal amount of approximately $2.8 million. The depositor has denied
Schwab's allegations. The depositor believes that this case is without merit, and intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about October 15, 2010, the Federal Home Loan Bank of Chicago
("FHLB-Chicago") filed a complaint in the Circuit Court of Cook County,
Illinois (case number 10-CH-45033) against the depositor and more than 45 other named defendants (collectively, the "FHLB-Chicago Defendants") alleging that the FHLB-Chicago Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the FHLB-Chicago Defendants or entities controlled by them. FHLB-Chicago subsequently amended the complaint to name Redwood Trust and another one of
Redwood Trust's subsidiaries, RWT Holdings, Inc., as defendants. With respect to Redwood Trust, RWT Holdings, and the depositor, the FHLB-Chicago alleges that Redwood Trust, RWT Holdings, and the depositor made false or misleading statements in the offering materials for two mortgage pass-through certificates
(the "Chicago Certificates") issued in the Sequoia Mortgage Trust 2006-1 securitization transaction (the "2006-1 RMBS") and purchased by the
FHLB-Chicago. The complaint alleges that the alleged misstatements concern, among other things, the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2006-1 RMBS, (2)
occupancy status of the properties, (3) standards used to underwrite the loans,
(4) ratings assigned to the Chicago Certificates, and (5) due diligence performed on these mortgage loans. The FHLB-Chicago alleges claims under
Illinois Securities Law (815 ILCS Sections 5/12(F)-(H)) and North Carolina
Securities Law (N.C.G.S.A. Section 78A-8(2) & Section 78A-56(a)) as well as a claim for negligent misrepresentation under Illinois common law. On some of the causes of action, the FHLB-Chicago seeks to rescind the purchase of the Chicago
Certificates and to collect interest on the original purchase prices at the statutory interest rate of 10% per annum from the dates of original purchase
(net of interest received). On one cause of action, the FHLB-Chicago seeks unspecified damages. The FHLB-Chicago also seeks attorneys' fees and costs. The first of the Chicago Certificates was issued with an original principal amount of approximately $105 million and, at December 31, 2012, the FHLB Chicago had received approximately $68 million of principal and $23 million of interest payments in respect of this Chicago Certificate. As of December 31, 2012, this
Chicago Certificate had a remaining outstanding principal amount of approximately $37 million. The second of the Chicago Certificates was issued with an original principal amount of approximately $379 million and, at
December 31, 2012, the FHLB Chicago had received approximately $244 million of principal and $78 million of interest payments in respect of this Chicago
Certificate. As of December 31, 2012, this Chicago Certificate had a remaining outstanding principal amount of approximately $133 million (after taking into account approximately $1.6 million of principal losses allocated to this
Chicago Certificate). The depositor, Redwood Trust, and RWT Holdings have denied FHLB-Chicago's allegations. The depositor believes that this case is without merit, and the depositor intends to defend the action vigorously. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2006-1
RMBS, which underwriters are also named defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses.
Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions).
Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law or regulation in the conduct of their business.

In fact, the sponsor and its affiliates have received, and responded to, information requests and subpoenas from two governmental authorities (one by the SEC relating to the sponsor's CDO business and one by the National Credit
Union Administration relating to a residential mortgage securitization conducted by the sponsor and the depositor). It is possible that the sponsor, the depositor, the seller or their affiliates might not be successful in defending or responding to any litigation, governmental investigation or related action and any losses incurred as a result of the resolution of any such action or investigation could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates. In any case, regardless of the merits of any allegation or legal action that may be brought against the sponsor, the depositor, the seller or their affiliates, or of their success in defending against such allegations or legal actions, the costs of defending against any such allegation or legal action may be significant or material and could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates.

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related
Transactions.

The seller and servicing administrator, the sponsor and the depositor are each wholly-owned subsidiaries of Redwood Trust, Inc. Barclays Capital Inc., the
underwriter, is an affiliate of Barclays Bank PLC, from which the depositor purchased some of the mortgage loans as to which First Republic Bank is the originator. The seller maintains a warehouse line of credit to finance its holdings of mortgage loans with Wells Fargo Bank, N.A., also the master servicer and securities administrator. The seller will use a portion of the proceeds of the sale of the certificates to repay outstanding debt under that warehouse line of credit.

There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, any servicer, the custodian, the master servicer or any originator of the mortgage loans on the other hand.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

The reports on assessment of compliance with the servicing criteria for asset-backed securities and the related attestation reports on such assessments of compliance are attached hereto under Item 15.

The registrant has prepared the Table below in connection with this transaction. The Table shows, in one compiled format, which entity participating in a servicing function for this transaction was assigned responsibility for each criterion in Item 1122(d). In the Table below, certain criteria are not applicable, given the structure of the offering, and accordingly no entity is assigned responsibility for such criteria.

Also, Christiana Trust, a division of Wilmington Savings Fund Society, FSB
("Christiana"), the trustee, does not participate in any servicing function for the transaction that is the subject of this 10-K filing. Therefore, there is no reference to Christiana in the chart below; nor does this 10-K filing include any assessment or auditor report from Christiana. Finally, any discrepancies between the chart below and the assessment of compliance exhibit provided by any party listed in the chart is explained by the fact that the chart is specific to the transaction that is the subject of this 10-K filing, whereas each party's respective assessment of compliance is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing.

SEQUOIA RESIDENTIAL FUNDING, INC.

Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Wells Fargo   PHH Mortgage  First      Cenlar FSB,
Reference                                                       Bank, as      Corp., as     Republic   as Servicer
                                                                Master        Servicer      Bank, as
                                                                Servicer,                   Servicer
                                                                Securities
                                                                Administrator
                                                                and Paying
                                                                Agent

                   General Servicing Considerations
1122(d)(1)(i)      Policies and procedures are instituted        X             X             X          X
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are      X             X             X          X
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A           N/A           N/A        N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions      X             X             X          X
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration
1122(d)(2)(i)      Payments on pool assets are deposited         X             X             X          X
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on       X             X             X          X
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X             X             X          X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,     X             X             X          X
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a    X             X             X          X
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to      X             X             X
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly     X             X             X          X
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting
1122(d)(3)(i)      Reports to investors, including those to be   X             X             X          X
                   filed with the Commission, are maintained                   (Except NOT   (Except NOT
                   in accordance with the transaction                          1122(d)(3)    1122(d)(3)
                   agreements and applicable Commission                        (i)(C))       (i)(C))
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and    X             X             X          X
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are         X             X             X          X
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the         X             X             X          X
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration
1122(d)(4)(i)      Collateral or security on pool assets                       X             X          X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                       X             X          X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions                    X             X          X
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any                      X             X          X
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the                        X             X          X
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or                        X             X          X
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions                         X             X          X
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts                      X             X          X
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates                      X             X          X
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for                       X             X          X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor                       X             X          X
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in                               X             X          X
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an                          X             X          X
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and               X             X             X          X
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A           N/A           N/A        N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

SEQUOIA RESIDENTIAL FUNDING, INC.

Reg AB 1122(d)

Regulation AB      Servicing Criteria                           Redwood Residential      Wells Fargo Bank, as
Reference                                                       Acquisition              Custodian
                                                                Corporation, as
                                                                Servicing
                                                                Administrator

                   General Servicing Considerations
1122(d)(1)(i)      Policies and procedures are instituted
                   to monitor any performance or other triggers
                   and events of default in accordance with the
                   transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are
                   outsourced to third parties, policies and
                   procedures are instituted to monitor the
                   third party's performance and complaiance
                   with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction          N/A                      N/A
                   agreements to maintain a back-up servicer
                   for the pool assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions
                   policy is in effect on the party
                   participating in the servicing fuction
                   throughout the reporting period in the
                   amount of coverage required by and
                   otherwise in accordance with the terms of
                   the transaction agreements.

                   Cash Collection and Administration
1122(d)(2)(i)      Payments on pool assets are deposited
                   into the appropriate  bank collection
                   accounts and related bank clearing accounts
                   no more than two business days following
                   receipt, or such other number of days
                   specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on
                   behalf of an obligor or to an investor are
                   made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding     X
                   collections, cash flows or distributions,
                   and any interest or other fes charged for
                   such advances, are made, reviewed and
                   approved as specified in the transaction
                   agreements.

1122(d)(2)(iv)     The related accounts for the transaction,
                   such as cash reserve accounts or accounts
                   established as a form of over
                   overcollateralization, are separately
                   maintained (e.g., with respect to
                   commingling of cash) as set forth in the
                   transaction agreements.

1122(d)(2)(v)      Each collection account is maintained at a
                   federally insured depository institution
                   as set forth in the transaction agreements.
                   For purposes of this criterion, "federally"
                   insured depository institution" with
                   respect to a foreign  financial
                   institution means a foreign financial
                   institution that meets  the requirements
                   of Rule 13k-1(b)(1) of the Securities
                   Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to
                   prevent unauthorized access.

1122(d)(2)(vii)    Reconciliations are prepared on a monthly
                   basis for all asset-backed securities
                   related bank accounts, including collection
                   accounts and related bank clearing
                   accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared
                   within 30  calendar days after the bank
                   statement cutoff date, or such other
                   number of days specified in the transaction
                   agreements; (C) reviewed and approved by
                   someone other than the person who prepared
                   the reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved within
                   90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
                   agreements.

                   Investor Remittances and Reporting
1122(d)(3)(i)      Reports to investors, including those to be
                   filed with the Commission, are maintained
                   in accordance with the transaction
                   agreements and applicable Commission
                   requirements. Specifically, such reports
                   (A) are prepared in accordance with
                   timeframes and other terms set forth in the
                   transaction agreements; (B) provide
                   information calculated in accordance with
                   the terms specified in the transaction
                   agreements; (C) are filed with the
                   Commission as required by its rules and
                   regulations; and (D) agree with the
                   investors' or trustee's records as to the
                   total unpaid principal balance and number
                   of loans serviced by the Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and
                   remitted in accordance with timeframes
                   distribution priority and other terma set
                   forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are
                   posted within two business days to the
                   Servicer's investor records, or such other
                   number of days specified in the transaction
                   agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the
                   investor reports agree with cancelled
                   checks, or other form of payment, or
                   custodial bank statements.

                   Pool Asset Administration

1122(d)(4)(i)      Collateral or security on pool assets                                  X
                   is maintained as required by the
                   transaction agreements or related
                   pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are                                  X
                   safeguarded as required by the
                   transaction agreements.

1122(d)(4)(iii)    Any additions, removals or substitutions
                   to the asset pool are made, reviewed
                   and approved in accordance with
                   any conditions or requirements in the
                   transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any
                   payoffs, made in accordance with related
                   pool asset documents are posted to the
                   Servicer's obligor records maintained no
                   more than two business days after
                   receipt, or such other number of days
                   specified in the transaction agreements,
                   and allocated to principal, interest, or
                   other items (e.g., escrow) in accordance
                   with the related pool asset documents.

1122(d)(4)(v)      The Servicer's records regarding the
                   pool assets agree with the Servicer's
                   records with respect to an obligor's
                   unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or
                   status of an obligor's pool assets (e.g.,
                   loan modifications or re-agings) are
                   made, reviewed and approved by authorized
                   personnel in accordance with the
                   transaction agreements and related pool
                   asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions
                   (e.g., forbearance plans, modifications
                   and deeds in lieu of foreclosure,
                   foreclosures and repossessions, as
                   applicable) are initiated, conducted, and
                   concluded in accordance with
                   the timeframes or other requirements
                   established by the transaction
                   agreements.

1122(d)(4)(viii)   Records documenting collection efforts
                   are maintained during the period a pool
                   asset is delinquent in accordance with
                   the transaction agreements. Such records
                   are maintained on at least a monthly
                   basis, or such other period specified in
                   the transaction agreements, and describe
                   the entity's activities in monitoring
                   delinquent pool assets including, for
                   exampl, phone calls, letters, and payment
                   rescheduling plans in cases where
                   delinquency is deemed temporary (e.g.,
                   illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates
                   of return for pool assets with variable
                   rates are computed based on the related
                   pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related pool asset, or such other number
                   of days specified in the transaction
                   agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor
                   (such as tax or insurance payments) are
                   made on or before the related penalty or
                   expiration dates, as indicated on the
                   appropriate bills or notices for such
                   payments, provided that such support has
                   been received by the servicer at least 30
                   calendar days prior to these dates, or
                   such other number of days specified in
                   the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in
                   connection with any payment to be made on
                   behalf of an obligor are paid from the
                   Servicer's funds and not charged to the
                   obligor, unless the late payment was due
                   to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an
                   obligor are posted within two business
                   days to the obligor's records maintained
                   by the Servicer, or such other number of
                   days specified in the transaction
                   agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs, and
                   uncollectible accounts are recognized and
                   recorded in accordance with the
                   transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other            N/A                      N/A
                   support, identified in Item
                   1114(a)(1) through (3) or Item 1115 of
                   Regulation AB, is maintained as set
                   forth in the transaction agreements.

PHH Mortgage Corporation

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by PHH Mortgage (the "2012 PHH Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Item and 1122(d)(4)(vii) of Regulation AB. The 2012 PHH
Assessment is attached to this Form 10-K/A as exhibit 33.3.

1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure
and repossession procedures that were not concluded in
accordance with the timelines in the transaction agreements
were outside the control of the Asserting Party.

PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a 'material instance of noncompliance' because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for
PHH Mortgage Corporation to remediate. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in this Sequoia transaction.

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. The published Fannie
Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie
Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation.
These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. The above-described delays have had no effect on the transactions involving the subject loans. None of the subject loans were included in this Sequoia transaction.

Wells Fargo Bank

The assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2012, furnished pursuant to Item 1122 of Regulation AB by the Corporate Trust Services division of Wells Fargo Bank (the "2012 Wells
Assessment") for its platform, discloses that material instances of noncompliance occurred with respect to the servicing criteria described in Items
1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB. The 2012 Wells Assessment
is attached to this Form 10-K/A as exhibit 33.6.

There were no instances of noncompliance for the transaction to which this Form
10-K/A relates that led to Wells Fargo's determination that there was material instances of noncompliance at the platform level.

Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

For purposes of Wells Fargo's disclosure below, reference is made to the following defined terms.

"2012 Assessment" means, with respect to its Platform, the assessment of compliance with applicable Item 1122(d) servicing criteria prepared by management of Wells Fargo relating to the 2012 Reporting Period.

"2012 Attestation" means the compliance attestation report of KPMG LLP, the independent registered public accounting firm engaged by Wells Fargo to issue such compliance attestation report in connection with the 2012 Assessment, for the 2012 Reporting Period.

"2012 Item 1122 Compliance Reports" means the 2012 Assessment and 2012
Attestation.

"2012 Reporting Period" means as of and for the year ending December 31, 2012.

"Identified Payment Errors" means, with respect to the 2012 Reporting Period, the payment errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Identified Reporting Errors" means, with respect to the 2012 Reporting Period, the reporting errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012
Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo's Platform.

"Model" means the Model Input, the Model Program and the processes related to the Model Input and the Model Program that function together for the purpose of calculating payments in accordance with the requirements of relevant transaction documents.

"Model Errors" refers to Model Input Errors and Model Program Errors.

"Model Input" means data that is transmitted electronically or manually to a
Model such as data from a servicer, data from financial services information providers, cash adjustments (such as reimbursable expenses) and information from programs that perform interim calculations.

"Model Input Errors" means inaccurate or incomplete Model Input information, inaccuracies in receiving or processing Model Input information or inaccuracies in manual non-automated processing that lead to payment errors.

"Model Program" means Model programming logic designed to calculate payments in accordance with transaction document requirements.

"Model Program Errors" means inaccurate or incomplete programming or logic in the Model that does not produce calculations in accordance with the transaction documents and therefore causes payment errors and/or reporting errors.

"Platform" means the trustee/master servicer/securities administrator/paying agent platform designed by Wells Fargo that corresponds to the 2012 Assessment consisting of approximately 2000 RMBS transactions in addition to other commercial mortgage-backed security and asset-backed security transactions.

"RMBS" means residential mortgage-backed securities.

"Wells Fargo" means the Corporate Trust Services division of Wells Fargo Bank,
N.A.

Regarding specific failures in processes relating to waterfall calculations and reporting:

Wells Fargo develops a unique Model for each transaction in its Platform. On the whole, there are millions of calculations performed by the Models each payment period for the thousands of transactions in the Platform.

Wells Fargo's waterfall payment calculation and reporting functions can be categorized into three processes:
*Model Inputs,
*Model Programs, and
*transmission of each Model's output to the processes and systems that generate investor reports.

In the 2012 Reporting Period, there were 84
Identified Payment Errors on RMBS transactions .

*40 of the 84 Identified Payment Errors resulted from Model Input Errors. For example , in certain transactions, defaulted fixed rate loans became subject to unanticipated rate modifications when the loans were modified in accordance with industry loan modification initiatives. Because the transaction documents did not contemplate the rate modifications, the Model Input process had to be manually adapted to incorporate the rate changes. Model Input Errors occurred when the manual adjustments were made.

*44 of the 84 Identified Payment Errors resulted from Model Program Errors.
For example, in many RMBS transactions, at the point credit support is depleted
(i.e. the principal balance of the subordinate bonds is reduced to zero), payment allocations to the remaining senior bonds shift from a sequential payment priority to a pro rata payment priority. In many cases, the transaction documents require such shift to occur "on and after" the month in which credit support is depleted and in other transactions the shift occurs "after" the month in which credit support is depleted. Model Program Errors occurred when some Model Programs shifted payment allocations from sequential to pro rata in the wrong month inconsistent with the applicable transaction documents. In addition, with respect to transaction documents which direct the payment priority shift "on and after" credit support depletion, Model Program Errors occurred because proper effect was not given to the word "on". There is an order of operations in every waterfall that directs payments to bonds first and allocations of losses to bonds second. Because credit support depletion most often occurs from the allocation of losses to subordinate bonds, this order of operation (i.e. payments first; losses second) would have to be reversed to make a payment priority shift on the credit support depletion date. Model
Program Errors occurred when the order of operations was not reversed in this manner.

For the 2012 Reporting Period, there were 148 Identified Reporting Errors on
RMBS transactions .

*84 of the 148 Identified Reporting Errors resulted from the 84 Identified
Payment Errors. Inaccurate payments led to inaccurate reporting.

*64 of the 148 Identified Reporting Errors were unrelated to the Identified
Payment Errors.

**36 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete bond reporting. Some examples of these 36 Identified Reporting Errors include inaccurate reporting variables related to investor payments, incorrect tranche balance reporting and incorrect trigger reporting.
**28 of the 64 Identified
Reporting Errors resulted from inaccurate/incomplete mortgage loan reporting.
Some examples of these 28 Identified Reporting Errors include incorrect information on the collateral statement portion of the investor report, inaccurate delinquency reporting and inaccurate loan level performance reporting.

What you mean by "unprecedented levels of collateral degradation" and why that would have any effect on the calculation of the waterfall:

"Unprecedented levels of collateral degradation" refers to the significant decrease in mortgage loan performance experienced by RMBS transactions generally over the past several years. The significant decrease in loan performance is evidenced by the fact that over 50 percent of the RMBS transactions in Wells Fargo's Platform have reached credit support depletion.
This is a significant event because waterfall payment priorities for the senior bonds typically change at that point.

One reason why high levels of RMBS mortgage loan performance degradation affect waterfall calculations is because such degradation contributes to Model Input
Errors. One example of such Model Input Errors relates to the extensive level of mortgage loan delinquencies and the resulting extensive levels of servicer advancing. High levels of advancing lead to both high advance recoveries by servicers in single distribution periods and increased servicer stop advance decisions. These phenomena require manual processing which can result in Model
Input Errors.

The high level of RMBS mortgage loan performance degradation has also contributed to Model Program Errors. The extensive collateral losses in RMBS transactions have triggered waterfall scenarios that were considered unlikely to occur at the inception of the transactions (if they were considered at all)
and were not as clearly detailed as other provisions in the transaction agreements that direct waterfall calculations and distributions. At Model creation, those waterfall scenarios were not forecasted to reach the levels of underperformance that RMBS mortgage loans have experienced. Because of such lack of forecasting and the absence of benchmark data for such scenarios from the underwriters/sponsors of the transactions or other sources, Wells Fargo was unable to test and validate such waterfall scenarios. As a result, Model
Program Errors occurred.

What you mean by "adapted over time":

"Adapted over time" refers to the fact that Model Programs and Model Inputs and the processes related to Model Programs and Model Inputs are, over the life of a transaction, constantly being adjusted in an effort to ensure accurate payments. Continual adjustments are required because the transactions and securities to which the Models relate are very complex and the technology and processes related to Model Programs and Model Inputs are equally complex. The level of adjustment needed for Model Programs, Model Inputs, and related processes increased as mortgage loan performance degradation increased.

Regarding "Payment Errors" and "Reporting Errors":

The Identified Payment Errors and the Identified Reporting Errors were generally similar in type to the payment and reporting errors that led to the determination that there was a material instance of noncompliance for the 2011 assessment of compliance. However, the transactions on which the errors occurred and the exact circumstances and details giving rise to the Identified
Payment Errors and Identified Reporting Errors in 2012 were different than
2011. The correction of the 2011 identified payment errors and reporting errors was specific to the Models for the affected transactions and such corrections do not preclude the possibility that a similar type of error would occur on a different transaction with a different Model in 2012.

Examples of Model Program Errors that occurred similarly in both years involve
(i) post-credit support depletion loss allocation methodology and payment priority rules (e.g., pro rata versus sequential), and (ii) the calculation of group-directed cash flows, interest calculation elements (rate, accrual day logic, etc.), and pre-credit support depletion loss allocation.

Examples of Model Input Errors that occurred similarly in both years involve
(i) improper coding of cash adjustments and using incorrect prior month data,
(ii) loan modification inputs related to capitalization of delinquent amounts and the recovery of advances related thereto and modified interest rates in certain transaction structures, and (iii) cash adjustments related to servicer advance reimbursements that caused errors in certain calculations (e.g., the net weighted average coupon rate calculations).

Comparing the Identified Reporting Errors to the identified reporting errors in
2011, a substantial number in each year were caused by the payment errors
(i.e., reporting an incorrect payment). There were other reporting errors in both years that related to missing and incorrect bond information and missing and incorrect mortgage loan information.

Whether the payment errors resulted in overpayments or underpayments to investors:

In most cases, the Identified Payment Errors were a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Therefore, most of the Identified Payment Errors consisted of overpayments and underpayments that netted to zero because all the cash that was received from a transaction party in a payment cycle was distributed to investors or other transaction parties on the related payment date .

The types of reporting errors that occurred and how they related to the payment errors:

84 of the 148 Identified Reporting Errors were caused by the Identified Payment
Errors in that the incorrect payment led to incorrect reporting. Since the
Identified Payment Errors were calculated incorrectly, the payments were reported incorrectly. The remaining 64 of the 148 Identified Reporting Errors were not caused by the Identified Payment Errors. Those 64 Identified Reporting
Errors consisted of missing or inaccurate information related to various bond reporting and mortgage loan reporting elements.

Whether investors whose payments were impacted were notified of the errors and, if so, how they were notified:

Investors received notice of the Identified Payment Errors by means of the posting to Wells Fargo's website of corrected payment date statements.
Investors received notice of Investor Reporting Errors by either a revised statement in connection with a restatement of the affected distributions or by correcting the reporting error on the next payment date statement.

Whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made:

With one exception , Identified Payment Errors that resulted in underpayments to investors were rectified by means of restating affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.

Whether any future payments were adjusted to account for overpayments:

With one exception described in footnote 8, Identified Payment Errors that resulted in overpayments to investors were rectified by restating the affected distribution periods. Except with respect to one Identified Payment Error on one transaction unrelated to the transactions to which the Comment Letter relates, no future payments were adjusted in connection with overpayment errors. In that one case, distributions to one class of certificates were adjusted over three distribution dates and such adjustment was disclosed on the respective distribution date statements.

Regarding remediation of the identified errors and any adjustments to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors:

The specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors:

Except as discussed in footnote 8, Wells Fargo has remediated all of the 84
Identified Payment Errors through restatements of the affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.
Wells Fargo has remediated all 148 Identified Reporting Errors by either issuing a revised statement in connection with a restatement of the affected payments or by ensuring that the reporting element in question was correctly reported on the next payment date statement.

The specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform:

Wells Fargo has determined to address not only the specific errors that led to the determination of material instances of non-compliance on the RMBS component of its Platform, but also to take proactive measures to identify other problems with its Models that could cause payment or reporting errors. Accordingly,
Wells Fargo has undertaken an expansive project to identify, rectify and prevent problems with its Models and the individual transactions that exhibited these problems. Wells Fargo is in the early stages of this project. Due to the size of the RMBS component of its Platform, this is a long term, intensive project involving significant internal and external resources. In conjunction with other steps taken, Wells Fargo believes that this initiative will result in ongoing improvements to its payment and reporting processes.

Any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future:

Throughout 2012 and 2013, Wells Fargo has adopted numerous other initiatives in an effort to add rigor to its operational processes and quality control measures. The initiatives relate to both preventing Model Errors and identifying and correcting Model Errors. Examples of measures to prevent Model
Errors include, among other things, enhancements to its (i) new Model creation procedures, (ii) procedures for pre-closing review of waterfall language in transaction documents, and (iii) procedures for pre-payment date testing of transaction level payment calculations and reporting elements. Examples of measures to identify and correct Model Errors include, among other things, (a)
enhanced procedures relating to Model revisions, (b) the creation of a team charged with conducting a careful analysis of every Model Error to determine if any additional controls are necessary to prevent the errors from re-occurring, and (c) the creation of a team to proactively perform Model Program corrections to prevent future Model Errors. Wells Fargo has hired over two dozen additional staff and reorganized various teams to more effectively manage the above-mentioned operational processes and quality control measures.

^1While there were also some Identified Payment Errors on CMBS and ABS transactions in the Platform, Schedule B to the 2012 Assessment says "[T]he identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the
Platform had occurred was limited to certain RMBS transactions in the Platform.
There were no identified Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform".
Accordingly, the statistics provided in this response relating to Identified
Payment Errors and Identified Reporting Errors are limited to RMBS transactions in the Platform.

^2Because it would be impractical to provide a detailed
explanation of each of the 84 Identified Payment Errors, Wells Fargo has endeavored in its responses to questions 5, 6 and 7 to provide meaningful examples of the Identified Payment Errors and Identified Reporting Errors. The
examples are illustrative but not representative of every individual error or error type.

^3See footnote 1.

^4A stop advance decision is made by a servicer when, with respect to any advance made in the past or any proposed future advance, it determines that such advances will not be recoverable from collections on the loan or from liquidation proceeds.

^5There were principally two types of benchmark data used: decrement tables and underwriter/sponsor cash flow projections. The decrement tables in offering documents generally only projected out at pricing speeds with zero loss assumptions. Reconciling Models with those decrement tables based on those assumptions would not have exposed the stresses on the Model Programs resulting from the significant mortgage loan performance degradation in recent years. In addition, cash flow projections received from the underwriters/sponsors at the time of deal issuance were projected at minimal losses which were not severe enough to expose the stresses on the Model Programs resulting from the significant collateral degradation in recent years.

^6While most Identified Payment Errors netted to zero, a small number of the
Identified Payment Errors did not net to zero. Identified Payment Errors that did not net to zero occurred when, inadvertently, either (i) less than 100 percent the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date leaving cash in the transaction's distribution account or (ii) an amount greater than 100 percent of the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date causing an overdraft of the transaction's distribution account.
The scenario described in clause (i) explains the majority of circumstances where overpayments and underpayments did not net to zero.

^7As used in this response, the term "restatement" and the phrase "restating affected distribution periods" means the correction of an overpayment or underpayment experienced by a class of book-entry securities by (i) submitting a revised payment date statement for each affected distribution period to the
Depository Trust Company ("DTC") by which the DTC adjusts the accounts of the overpaid and underpaid classes, and (ii) the posting of such revised payment date statement to Wells Fargo's website. In accordance with its current policy, the DTC revises up to twelve months of affected distributions. On a limited number of occasions when the affected distribution periods extended beyond such twelve month time frame, Wells Fargo included adjustments for the additional distribution periods in the restatement of the twelve distribution periods and notified investors of this fact on the revised payment date statements. The process is similar for physical securities except that Wells Fargo interacts directly with affected holders as opposed to interacting with the DTC.

^8There is one underpayment of $4992.92 (and a corresponding overpayment of the same amount) from March 2012 which has not been remedied. The underpayment did not occur on any transaction to which the Commission's Comment Letter directly relates. Wells Fargo is in the process of determining an appropriate course of action with regard to this underpayment.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

Item 1123 of Regulation AB, Servicer Compliance Statement.

The servicer compliance statements are attached hereto under Item 15.

                               Part IV

  Item 15. Exhibits, Financial Statement Schedules.

  (a) Exhibits.

  (31) Rule 13a-14(d)/15d-14(d) Certification.

  (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 Cenlar, FSB as Servicer
    33.2 First Republic Bank as Servicer
    33.3 PHH Mortgage Corporation as Servicer
    33.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    33.5 Wells Fargo Bank, N.A. as Custodian
    33.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 Cenlar, FSB as Servicer
    34.2 First Republic Bank as Servicer
    34.3 PHH Mortgage Corporation as Servicer
    34.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    34.5 Wells Fargo Bank, N.A. as Custodian
    34.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 Cenlar, FSB as Servicer
    35.2 First Republic Bank as Servicer
    35.3 PHH Mortgage Corporation as Servicer
    35.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    35.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (b) Not applicable.

   (c) Omitted.

                          SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities
  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Sequoia Residential Funding, Inc.
   (Depositor)

   /s/ John Isbrandtsen
   John Isbrandtsen, Chairman of the Board and Chief Executive Officer
   (senior officer in charge of securitization of the depositor)

    Date:   October __, 2013

  Exhibit Index

  Exhibit No.

   (31) Rule 13a-14(d)/15d-14(d) Certification.

   (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

    33.1 Cenlar, FSB as Servicer
    33.2 First Republic Bank as Servicer
    33.3 PHH Mortgage Corporation as Servicer
    33.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    33.5 Wells Fargo Bank, N.A. as Custodian
    33.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

    34.1 Cenlar, FSB as Servicer
    34.2 First Republic Bank as Servicer
    34.3 PHH Mortgage Corporation as Servicer
    34.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    34.5 Wells Fargo Bank, N.A. as Custodian
    34.6 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

   (35) Servicer compliance statement.

    35.1 Cenlar, FSB as Servicer
    35.2 First Republic Bank as Servicer
    35.3 PHH Mortgage Corporation as Servicer
    35.4 Redwood Residential Acquisition Corporation as Servicing Administrator
    35.5 Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator

  EX-31 Rule 13a-14(d)/15d-14(d) Certification.

  I, John Isbrandtsen, certify that:

  1.I have reviewed this report on Form 10-K/A and all reports on Form 10-D required to be filed in respect of the period covered by this report on
    Form 10-K/A of Sequoia Mortgage Trust 2012-3 (the "Exchange Act periodic reports");

  2.Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

  4.Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreements in all material respects; and

  5.All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with
    Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18
    have been included as an exhibit to this report, except as otherwise disclosed in this report.  Any material instances of noncompliance described in such reports have been disclosed in this report on Form
    10-K/A.

    In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:
    Cenlar, FSB as Servicer, First Republic Bank as Servicer, PHH Mortgage
    Corporation as Servicer, Wells Fargo Bank, N.A. as Custodian and Wells
    Fargo Bank, N.A. as Master Servicer and Securities Administrator.

    Dated:   October __, 2013

    /s/ John Isbrandtsen
    Signature

    Chairman of the Board and Chief Executive Officer
    (senior officer in charge of securitization of the depositor)

  EX-33.1
(logo)CENLAR FSB
CENTRAL LOAN ADMINISTRATION & REPORTING

7 Graphics Drive, Suite 212 * Ewing, NJ 08628
609-883-3900 Ext. 3288 * Fax: 609-538-4006 * E-mail: gtornquist@cenlar.com

GREGORY S. TORNQUIST
President &. Chief Executive Officer

Management Assessment

The Board of Directors
Cenlar FSB:

Management of Cenlar FSB (the Company) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation
AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans (the Platform), except for servicing criteria
1122(d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012.
This criteria is not applicable to the Company because the Company does not perform activities with respect to the Platform relating to this criteria. With respect to servicing criteria 1122(d)(4)(xi) and 1122(d)(2)(vi), management has engaged various vendors to perform the activities required by these servicing criteria. The Company's management has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the
Company's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations ("Interpretation 17.06").
Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company's management is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

The Company's management has assessed the Company's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Company has complied, in all material respects with the servicing criteria, except for the servicing criteria 1122 (d)(1)(iii)
Backup Servicer, set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

Mailing Address: Cenlar FSB * 425 Phillips Boulevard * Ewing. NJ 08618

(page)

Cenlar FSB
February 28, 2013

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31,2012.

/s/ Gregory S. Tornquist
Gregory S. Tornquist
President & Chief Executive Officer

/s/ Stephen W. Gozdan                            /s/ Jeanne M. Bader
Stephen W. Gozdan                                Jeanne M. Bader
Chief Financial Officer                          Director of Loan Administration

February 28, 2013

(page)

Appendix A
Securities Covered in Cenlar FSB's REG AB Attestation: Wells Fargo Bank, N.A.

Investor                                                         Security                        * Period
                                                                                                 Subserviced by
                                                                                                 Cenlar FSB

A54                    New York Mortgage Company                 NYMC 06-1                       1/1 to 12/31/12
H96                    UBS Real Estate Securities, Inc           MASTR 06-OA1                    1/1 to 12/31/12
D96                    UBS Real Estate Securities, Inc           MARM 06-OA2                     1/1 to 12/31/12
H83                    UBS Real Estate Securities, Inc           MARM 07-1                       1/1 to 12/31/12
J83                    UBS Real Estate Securities, Inc           MALT 07-1                       1/1 to 12/31/12
T83                    UBS Real Estate Securities, Inc           MAST 07-1                       1/1 to 12/31/12
U83                    UBS Real Estate Securities, Inc           MALT 07-HF1                     1/1 to 12/31/12
A83                    UBS Real Estate Securities, Inc           SMT 2007-1                      1/1 to 12/31/12
G52                    Opteum Financial Services, LLC            OMAC 06-1                       1/1 to 12/31/12
H52                    Opteum Financial Services, LLC            OMAC 06-2                       1/1 to 12/31/12
J52                    Opteum Financial Services, LLC            BAFC 2006-H                     1/1 to 12/31/12
K52                    Opteum Financial Services, LLC            CMLTI 06-FX1                    1/1 to 12/31/12
P52                    Opteum Financial Services, LLC            CMLTI 07-OPX1                   1/1 to 12/31/12
G43                    Thornburg Mortgage Home Loans             TMST 2007-3                     1/1 to 12/31/12
                       (RBS Financial)
WF3                    Lydian Bank/Wells Fargo                   GSR 2006 AR1                    1/1 to 12/31/12
WF4                    Lydian Bank/Wells Fargo                   GSR 2006 AR2                    1/1 to 12/31/12
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-2
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-3
S06/T06                Morgan Stanley Private Bank, NA           Sequoia Mortgage                1/1 to 12/31/12
                                                                 Trust 2007-4
N06                    Morgan Stanley Private Bank, NA           MSM 2007-15AR                   1/1 to 12/31/12
H06                    Redwood Trust, Inc.                       SEMT 2012-1                     1/1 to 12/31/12
K06                    Redwood Trust, Inc.                       SEMT 2012-2                     3/1 to 12/31/12
L06                    Redwood Trust, Inc.                       SEMT 2012-3                     6/1 to 12/31/12
Z06                    Redwood Trust, Inc.                       SEMT 2012-4                     9/1 to 12/31/12
Y06                    Redwood Trust, Inc.                       SEMT 2012-5                     10/1 to 12/31/12
RWO                    Redwood Trust, Inc.                       SEMT 2012-6                     11/1 to 12/31/12

  EX-33.2
(logo) FIRST REPUBLIC BANK
It's a priviledge to serve you

Management Assessment

Management of First Republic Bank (the Bank) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of
Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans serviced for others (the Platform) as of and for the year ended December 31, 2012, except for servicing criteria Item
1122(d)(1)(iii), 1122(d)(3)(i)(C), and Item 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the
Platform. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

With respect to servicing criteria Item 1122(d)(4)(iv), 1122(d)(4)(xi), and
1122(d)(4)(xii), management has engaged various vendors to perform the activities required by these servicing criteria. The Bank's management has determined that none of these vendors is considered a "servicer" as defined in
Item 1101(j) of Regulation AB, and the Bank's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). Management has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The
Bank's management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

The Bank's management has assessed the Bank's compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB, except for the servicing criteria listed above, which the Bank has determined are not applicable to the activities it performs.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Bank has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the
Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2012.

/s/ Willis H. Newton, Jr.                                       Feb 26, 2013
Willis H. Newton Jr.                                            Date
Executive Vice President and Chief Financial Officer

San Francisco   Palo Alto     Los Angeles   Santa Barbara   Newport Beach
San Diego       Portland      Boston        Greenwich       New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR (800)
392-1400, FAX (415) 392-1413
CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

(page)

/s/ Nancy Segreto                                               2-26-2013
Nancy Segreto                                                   Date
Senior Vice President, Lending Services

/s/ Tony Sachs                                                  2-26-2013
Tony Sachs                                                      Date
Vice President, Lending Strategy, Products, and Sales

(page)

APPENDIX A

Investor #         Investor Name                                          Loan Count                        Balance

 70                Intrepid LLLP                                             10                                 $7,994,983.10
120                Redwood Trust (Bear Stearns)                              41                                $37,883,732.22
122                Sequioa 2007-2                                            54                                $59,087,187.83
123                SEMT 2007-3                                               14                                $18,859,040.60
162                Citigroup Mortgage Loan Turst Series 2005-6               43                                $25,911,492.79
163                SAMI II 2005-AR5                                         117                               $120,160,081.38
164                MLCC 2005-3                                               52                                $48,689,894.02
165                MLMI 2005-A10                                             39                                $39,284,676.72
166                Redwood Residential Acquisition Corp                       4                                 $3,633,378.93
167                Sequoia Mortgage Trust 2011-1                             68                                $67,482,607.62
168                Sequoia Mortgage Trust 2011-2                            147                               $113,988,859.58
169                Sequoia Mortgage Trust 2012-1                            163                               $168,721,787.16
171                Barclays Bank PLC                                          4                                 $6,582,000.00
172                SEMT 2012-2                                              135                               $135,890,347.31
174                Sequoia Mortgage Trust 2012-3                            103                               $108,554,512.42
175                Harbor View 2003-2(formerly Greenwich)                    23                                $16,076,535.52
176                Harbur View 2004-1(formerly Greenwich)                    46                                $29,985,340.12
177                Harbor View 2004-5(formerly Greenwich)                     9                                 $5,265,374.66
178                Harbor View 2006-6                                         1                                   $429,762.53
179                Harbor View 2007-5                                         7                                 $3,735,546.36
l80                MASTR 2003-5(formerly UBS Warburg)                         4                                 $3,143,362.16
181                Sequoia Mortgage Trust 2012-5                             78                                $76,875,140.83
185                MASTI 2003-4 (formerly UBS Warburg)                       17                                $12,120,429.47
186                MASTR 2005-2                                               1                                    $12,839.67
191                CSFB 2004-5                                                3                                 $1,114,012.87
192                CSFB 2004-6                                                7                                 $1,561,012.61
193                CSFB 2004-7                                                1                                   $444,108.79
195                MLMI 2005-A1                                              44                                $28,660,637.92
196                Merrill Lynch Bank                                        44                                $35,856,761.51
197                MLCC 2006-2                                               80                                $55,400,415.59
199                Sequoia Mortgage Trust 2012-4                             69                                $72,206,357.23
200                Sequoia Mortgage Trust 2012-6                             38                                $37,656,789.90
201                JP Morgan Mortgage Acq. Corp                             436                               $319,090,820.03
210                Washington Mutual (formerly Bank United of Texas)          1                                    $56,975.66
211                BANA                                                      92                               $115,503,384.77
215                Bank United N.A.                                          63                                $69,123,491.03
216                North Valley Bank                                         27                                $28,994,038.66
217                Signature Bank                                            20                                $28,654,257.53
218                RBS Financial Products Inc                               347                               $330,566,850.56
227                Washington Mutual (formerly Bank United of Texas)          4                                   $301,855.33
243                Chase Mortgage Services, Inc                               2                                   $255,984.46
244                Independent National Mortgage                              1                                   $385,943.40
248                Washington Mutual Bank, Flow Sales (PNC)                   3 .                                 $826,426.21
250                CitiMortgage                                               9                                 $3,857,846.66
255                Thornburg Mortgage (WAMU Master Servicer)                  1                                   $403,701.24
260                CitiMortgage                                              17                                 $3,317,122.15
312                Residential Funding                                       55                                $26,217,993.01
313                BofA Funding 2011-SD1                                      2                                 $1,014,765.35
330                U.S. Bank                                                  2                                   $307,651.05
355                Thornburg Mortgage (Wells Fargo Master Servicer)         871                               $688,618,418.12
356                Thornburg 2008-1                                           5                                 $5,670,049.38
357                Everbank                                                  47                                $50,426,112.17
414                Federal Home Mortgage Loan Association                     9                                   $704,505.33
415                FNMA MBS                                                   9                                   $922,650.62
510                CitiMortgage                                               7                                 $1,147,231.86
515                Fannie Mae-Laser                                       4,017                             $1,445,497,154.58
516                Bank of New Canaan                                         3                                 $4,673,224.00
614                Federal Home Loan Mortgage Association                     1                                    $61,851.56
633                Chase Mortgage Services, Inc                               3                                   $215,198.76
636                Bank United of Florida                                     1                                    $41,922.09
637                Bank of America                                            4                                   $403,913.94
720                2002-FRB2 REMIC                                           35                                $23,978,140.69
730                2002-FRB1 REMIC                                           61                                $42,313,140.10
740                200l-FRB1 REMIC                                           66                                $52,205,351.83
750                Washington Mutual Bank                                     1                                   $477,378.21
760                2000-FRB1 REMIC                                           23                                 $9,480,511.69
770                Bear Stearns                                               15                                 $5,811,126.62
775                AAR BART 2003-5 (Bear Stearns)                             40                                $17,953,862.58
777                HVMLT 2006-13                                              1                                   $750,000.00
780                2000-FRB2 REMIC                                           37                                $21,266,449.08

                                                                 Total    7,804                             $4,644,765,310.53

  EX-33.3
(logo) PHH Mortgage
PHH

3000 Leadenhall Road
Mount Laurel, NJ 08054

David E. Tucker
President, PHH Mortgage Corporation

Tel: (856)917.6824
Fax: {856) 917.4278
dave.tucker@phh.com
www.phh.com

REPORT ON ASSESSMENT OF COMPLIANCE WITH REGULATION AB
SERVICING CRITERIA

PHH Mortgage Corporation (the "Asserting Party") is responsible for assessing compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") with the servicing criteria set forth in Section 229.1122(d) of the Code of Federal Regulations (the "CFR"),
except for criteria set forth in Section 229.1122(d)(3)(i)(c), (d)(4)(xv) and
(d)(1)(iii) of the CFR, which the Asserting Party has concluded are not applicable to the servicing activities it performs with respect to the transactions covered by this report (the "Applicable Servicing Criteria"). The criteria set forth in Section 229.1122 (d)(2)(i), (d)(2)(ii), (d)(4)(iv),
(d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) of the CFR are performed by outsource providers on behalf of the Asserting Party; however, the Asserting Party has monitored the outsourcing of these criteria and assumes responsibility for compliance. The transactions covered by this report include all non-agency loan sale agreements executed after January 1, 2006 as well as all re-securitization transactions after January 1, 2006 for which the Assetiing Party served as servicer (the "Platform").

The Asserting Party has assessed its compliance with the Servicing Criteria as of December 31, 2012 and for the Reporting Period and has concluded that the
Asserting Party has complied, in all material respects, with the Applicable
Servicing Criteria with respect to the Platform taken as a whole except for as discussed below:

Standard         Description
1122(d)(4)(vii)  During the year ended December 31, 2012, the Asserting Party could not provide documentation to support that foreclosure and repossession procedures that were not concluded in
                 accordance with the timelines in the transaction agreements were outside the control of the Asserting Party.

De1oitte & Touche, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Servicing
Criteria for the Reporting Period as set forth in this assertion.

PHH Mortgage Corporation

Date: February 28, 2013

/s/ David E. Tucker
David E. Tucker
President

/s/ Martin L. Foster
Martin L. Foster
Senior Vice President - Loan Servicing

(logo) Sequoia Residential Funding, Inc.

March 28, 2013

     We have been advised by PHH Mortgage Corporation that the one material instance of noncompliance listed by PHH Mortgage Corporation on its Report on
Assessment of Compliance with Regulation AB Servicing Criteria for the January
1, 2012 through December 31, 2012 reporting period, having to do with
Regulation AB Item 1122(d)(4)(vii) (the "MINC"), did not involve assets for the subject Sequoia transaction. Additionally, we have been advised that there were no material impacts or effects on this Sequoia transaction as a result of the
MINC and that the MINC did not affect any payments or expected payments on the asset-backed securities in this Sequoia transaction.

/s/ John H. Isbrandtsen

John H. Isbrandtsen, Chairman of the Board and Chief Executive Officer
(senior officer in charge of securitization of the depositor)

  EX-33.4
(logo) REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373
MILL VALLEY, CA  94941
FAX: 415.381.1773

ASSESSMENT OF COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

Redwood Residential Acquisition Corporation (the "Asserting Party") provides this assessment of compliance with respect to its performance of functions for the Applicable Servicing Criteria, as defined below, in regards to the loans selected in the Platform for the following Period from January 1, 2012 through
December 31, 2012.

Platform: all residential mortgage loans being serviced by Cenlar FSB pursuant to the Flow Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the Asserting Party and Cenlar FSB, as amended by Amendment No. 1 thereto, dated November 3, 2011, and as modified by the related Assignment,
Assumption and Recognition Agreements identified in Schedule 1 hereto (the
"Cenlar FSB Flow Servicing Agreement").

Period: as of December 31, 2012 and for the period from January 1, 2012 through
December 31, 2012.

Applicable Servicing Criteria: the servicing criterion which applies to the functions performed by the Asserting Party is set forth in Section 229.1122 (d)
(2)(iii) of Regulation AB promulgated by the Securities and Exchange Commission
("Applicable Servicing Criteria"). With respect to the Applicable Servicing
Criteria, the Asserting Party performs the following limited function:

1. to fund by deposit or wire transfer amounts specified by Cenlar FSB in electronic or facsimile transmissions to the Asserting Party as necessary to make required advances of delinquent principal and interest payments under the
Cenlar FSB Flow Servicing Agreement.

With respect to the Platform, and with respect to the Period, the Asserting
Party provides the following assessment of its compliance in respect of the
Applicable Servicing Criteria (as defined above):

1. Management of the Asserting Party is responsible for assessing its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

2. Management of the Asserting Party has assessed its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

3. Based on such assessment, management of the Asserting Party concludes that, for the Period, the Asserting Party has complied in all material respects with the Applicable Servicing Criteria related to the servicing of the Platform taken as a whole.

4. There are no instances of material non-compliance during the Period.

Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report with respect to the Asserting Party's foregoing assessment of compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012.

Dated: March 11, 2013

Very truly yours,

REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

/s/ Bill Moliski
Name: Bill Moliski
Title: Executive Vice President

(page)

Schedule 1

1. Assignment, Assumption and Recognition Agreement ("AAR") with respect to the
   Cenlar FSB Flow Servicing Agreement dated as of January 27, 2012, as attached to the Pooling and Servicing Agreement, dated as of January 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, U.S. Bank National
   Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction:
   SEMT 2012-1.

2. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of March
   29, 2012, as attached to the Pooling and Servicing Agreement, dated as of
   March 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor,
   U.S. Bank National Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-2.

3. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of June
   27, 2012, as attached to the Pooling and Servicing Agreement, dated as of
   June 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor,
   Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-3.

4. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   September 21, 2012, as attached to the Pooling and Servicing Agreement, dated as of September 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-4.

5. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   October 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of October 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-5.

6. AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of
   November 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of November 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society,
   FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-6.

  EX-33.5
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Document Custody
1015 10th Avenue Southeast
Minneapolis, MN 55414

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Management of the Document Custody Section of the Corporate Trust Services
division of Wells Fargo Bank, National Association (the "Company") is
responsible for assessing compliance with the servicing criteria set forth in
Item 1122(d) of Regulation AB of the Securities and Exchange Commission.
Management has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform:
Publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government
(other than the Federal Deposit Insurance Company) or any government sponsored entity (the "Platform").

Period:  As of and for the twelve months ended December 31, 2012 (the "Period").

Applicable Servicing Criteria:

The servicing criteria set forth in Item 1122(d)(1)(iv), 1122(d)(4)(i) and
1122(d)(4)(ii), in regard to the activities performed by the Company with respect to the Platform (the "Applicable Servicing Criteria"). Management of
the Company has determined that all other servicing criteria set forth in Item
1122(d) are not applicable to the Platform.

With respect to the Platform and the Period, the Company's management provides the following assertion of compliance with respect to the Applicable Servicing
Criteria:

1. The Company's management is responsible for assessing the Company compliance with the Applicable Servicing Criteria.

2. The Company management has assessed the Company compliance with the
Applicable Servicing Criteria. In performing this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph
(d) of Item 1122 of Regulation AB.

3. Based on such assessment as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management's assertion of compliance with the
Applicable Servicing Criteria as of and for the Period.

WELLS FARGO BANK, National Association

By:    /s/ Shari Gillund
       Shari L. Gillund

Title: Senior Vice President

Dated: February 15, 2013

Wells Fargo Bank, N.A.

  EX-33.6
(logo) WELLS FARGO

Brian W. Bartlett
Executive Vice President
and Business Manager

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884-2087
Fax: 443 367-2894
brian.bartlett@wellsfargo.com

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association
(the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission. The Company has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit
Insurance Company) or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item
1122(d), to the extent required in the related transaction agreements, or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company, except for the following criteria:
1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which Management has determined are not applicable to the activities the Company performs with respect to the Platform ("the Applicable
Servicing Criteria").

Period: As of and for the twelve months ended December 31, 2012 (the "Period").

Third parties classified as vendors: With respect to servicing criterion
1122(d)(4)(i), the Company has engaged a vendor to handle certain Uniform
Commercial Code filing functions required by the servicing criterion. The
Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including the servicing criterion for which compliance is determined based on
Interpretation 17.06 as described above. In performing this assessment, management used the criteria set forth by the Securities and Exchange
Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Based on such assessment, the Company has complied, in all material respects with the Applicable Servicing Criteria, except as described in Schedule A hereto.

4. Schedule B hereto includes Management's discussion of the exceptions noted in
Schedule A, including remediation efforts taken by the Company.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the Company's compliance with the Applicable Servicing
Criteria for the Period.

WELLS FARGO BANK, National Association
By:    /s/ Brian Bartlett
       Brian Bartlett

Title: Executive Vice President

Dated: February 28,2013

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

Schedule A

Material Instances of Noncompliance by the Company
Management's assessment of compliance with the Applicable Servicing Criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item
1122 of Regulation AB as of December 31, 2012 and for the Period, disclosed that material instances of noncompliance occurred with respect to the servicing criteria set forth in both of Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as follows:
* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.

* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

Schedule B
Management's Discussion on Material Instances of Noncompliance by the Company
Disclosure: During the Period, Wells Fargo identified Payment Errors (as defined below) and Reporting Errors (as defined below) on certain residential mortgage-backed securities ("RMBS") transactions in the Platform. Although no individually identified error, in and of itself, was found to be material to the Platform, when the errors were considered in the aggregate, Management determined that, for Platform purposes, there were material instances of noncompliance with respect to both Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of
Regulation AB.

For purposes of this Schedule B, the term "Payment Errors" means the identified payment errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item 1122(d)(3)(i)(B) of
Regulation AB. For purposes of this Schedule B, the term "Reporting Errors"
means the identified reporting errors that occurred during the Period and that, when considered in the aggregate, led to Management's determination that there was a material instance of noncompliance for the Platform with respect to Item
1122(d)(3)(ii) of Regulation AB.

The identified Payment Errors and Reporting Errors on such RMBS transactions were attributable to certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses and associated investor reporting.

Scope of the Material Instances of Noncompliance: The identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred were limited to certain RMBS transactions in the Platform. There were no identified
Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management's determination that there were material instances of noncompliance for the Platform. In some instances, the identified
Payment Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were also considered material to the transactions on which they occurred. None of the identified
Reporting Errors which contributed to Management's determination that there were material instances of noncompliance for the Platform were considered material for a particular transaction. For all transactions in the Platform
(including RMBS transactions with identified Payment Errors and Reporting
Errors), Management delivered an Item 1123 certification to the extent it was required to do so pursuant to the requirements of the applicable transaction documents and Regulation AB. Where there was an identified Payment Error that was considered material for an individual transaction, the Item 1123 certification included a description of the nature and scope of such error.

Remediation: Appropriate actions have been taken or are in the process of being taken to remediate the identified Payment Errors and Reporting Errors that led to Management's determination that material instances of noncompliance with respect to the Platform had occurred. Further, adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.

Material Instance of Noncompliance by any Vendor
NONE
Material Deficiencies in Company's Policies and Procedures to Monitor
Vendor's Compliance
NONE

  EX-34.1
(logo) KPMG

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cenlar FSB:

We have examined management's assessment, included in the accompanying
Management Assessment, that Cenlar FSB (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans (the Platform), except for servicing criteria 1122 (d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012. This criterion is not applicable to the
Company because the Company does not perform activities with respect to the
Platform relating to this criterion. Appendix A to Management's Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the
Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management Assessment, for servicing criteria
1122 (d)(4)(xi) and 1122 (d)(2)(vi), the Company has engaged various vendors to perform some of the activities required by these servicing criteria. The
Company has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and the related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply Interpretation 17.06.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International") a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, including servicing criteria 1122 (d)(4)(xi)
and 1122 (d)(2)(vi) for which compliance is determined based on Interpretation
17.06 as described above, as of and for the year ended December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Short Hills, New Jersey
March 7, 2013

2

  EX-34.2
(logo) KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Bank:

We have examined management's assessment, included in the accompanying
Management Assessment, that First Republic Bank (the Bank) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for residential mortgage loans serviced for others
(the Platform), except for the servicing criteria 1122(d)(1)(iii),
1122(d)(3)(i)(C), and 1122(d)(4)(xv), which the Bank has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2012. Appendix A to the Management
Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Bank's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Bank's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the servicing criteria.

As described in the accompanying Management's Assessment, for servicing criteria
1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii), the Bank has engaged certain vendors to perform the activities required by these servicing criteria.
The Bank has determined that none of these vendors are deemed to be "servicers"
as defined in Item 1101(j) of Regulation AB, and the Bank has elected to take responsibility for assessing compliance with the servicing criteria applicable to these vendors as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
(Interpretation 17.06). As permitted by Interpretation 17.06, the Bank has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Bank is solely responsible for determining that it meets the SEC requirements to apply
Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Bank's eligibility to apply Interpretation 17.06.

In our opinion, management's assessment that the Bank complied with the aforementioned servicing criteria, including 1122(d)(4)(iv), 1122(d)(4)(xi), and 1122(d)(4)(xii) for which compliance is determined

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

based on Interpretation 17.06 as described above, as of and for the year ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

San Francisco, California
February 26, 2013

  EX-34.3
(logo) Deloitte

Deloitte & Touche LLP
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
USA

Tel: (215) 246-2300
Fax: {215) 569-2441
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
PHH Mortgage Corporation
Mt. Laurel, NJ 08054

We have examined PHH Mortgage Corporation's (the "Company's") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation AB for the Loan Platform (the "Platform") described in the accompanying Management's Report on Assessment of Compliance with SEC
Regulation AB Servicing Criteria ("Management's Assertion") as of and for the
year ended December 31,2012, excluding criteria 1122 (d)(3)(i)(c), (d)(4)(xv), and (d)(1)(iii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board (United States), and,
accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's assertion, for servicing criteria 1122(d)(2)(i),
1122(d)(2)(ii), 1122(d)(4)(iv), 1122(d)(4)(vii), 1122(d)(4)(viii), and
1122(d)(4)(xi), the Company has engaged a vendor to perform certain activities required by these servicing criteria. The Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation
AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by
Interpretation 17.06 of the SEC Division of Corporation Finance Manual of
Publicly Available Telephone Interpretations (Interpretation 17.06). As
permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for

(page)

the vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company's determination of its eligibility to use Interpretation 17.06.

Our examination disclosed the following instance of material noncompliance with criteria applicable to the Company during the year ended December 31, 2012:

Standard          Description
1122(d)(4)(vii)   During the year ended December 31, 2012, it was determined certain foreclosure proceedings were not concluded in
                  accordance with the published Fannie Mae foreclosure
                  timelines.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for PHH Mortgage Corporation's
Regulation AB Platform as of and for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2013

  EX-34.4
(logo) Grant Thornton

Audit * Tax * Advisory

Grant Thornton LLP
18400 Von Karman Avenue, Suite 900
Irvine, CA 92612-0525

T 949.553.1600
F 949.553.0168
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Redwood Residential Acquisition Corporation

We have examined management's assertion, included in the accompanying
Assessment of Compliance with Applicable Servicing Criteria ("Management's
Report"), that Redwood Residential Acquisition Corporation (the "Company")
complied with the servicing criteria set forth in Item 1122(d) of the U.S.
Securities and Exchange Commission's Regulation AB for the servicing of the
Residential Mortgage Loans Platform (the "Platform") as of and for the year ended December 31, 2012, excluding criteria 1122(d)(1)(i)-(iv),
1122(d)(2)(i)-(ii), 1122(d)(2)(iv)-(vii), 1122(d)(3)(i)-(iv),
1122(d)(4)(i)-(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the asset-backed transactions and securities defined by management in Schedule I of Management's Report. Management is responsible for the
Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management's assertion that Redwood Residential Acquisition
Corporation complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2012 for the Residential Mortgage Loans
Platform is fairly stated, in a11 material respects.

/s/ Grant Thornton LLP

Irvine, California
March 11, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

  EX-34.5
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management's assessment, included in the accompanying
Assessment of Compliance with the Applicable Servicing Criteria, that the
Document Custody Section of the Corporate Trust Services division of Wells
Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's
Regulation AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the Platform), as of and for the twelve months ended December 31, 2012. Management has determined that servicing criteria
1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.
Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assessment about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

(logo) KPMG

In our opinion, management's assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended
December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2013

  EX-34.6
(logo) KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the Corporate Trust Services division of Wells Fargo Bank,
National Association's (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued
(i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities for which the Company provides master servicing, trustee, securities administration and/or paying agent services, excluding any such securities issued by an agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Corporation)
or any government sponsored entity, and further excluding the transactions issued prior to 2006 for which Wells Fargo outsources all material servicing activities (as defined by Regulation AB) (the Platform), except for servicing criteria 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii),
1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii) and
1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2012. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's Assessment of Compliance With the Applicable
Servicing Criteria, for servicing criterion 1122(d)(4)(i), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a
"servicer" as defined in Item 1101(j) of Regulation AB, and the Company has
elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the
SEC Division of Corporation Finance Manual of Publicly Available Telephone
Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

(page)

policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in management's Assessment of
Compliance With the Applicable Servicing Criteria, and we performed no procedures with respect to the Company's eligibility to apply Interpretation
17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended December 31, 2012:

* With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors did not provide information calculated in accordance with the terms specified in the transaction agreements.
* With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the
Company complied with the aforementioned servicing criteria, including servicing criterion 1122(d)(4)(i) for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the twelve months ended
December 31, 2012, in all material respects.

We do not express an opinion or any form of assurance on Management's
Discussion on Material Instances of Noncompliance by the Company included in
Schedule B of management's Assessment of Compliance with the Applicable
Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2013

  EX-35.1
(logo) CENLAR
CENTRAL LOAN ADMINISTRATION & REPORTING

SERVICER COMPLIANCE STATEMENT (ITEM 1123)

Cenlar FSB

The undersigned, a duly authorized officer of Cenlar FSB, as servicer (the
"Servicer") pursuant to the applicable servicing agreements governing the securities listed on Exhibit A, does hereby certify that:

1. A review of the Servicer's activities during the calendar year 2012 (the
"Reporting Period") and of the Servicer's performance under the applicable servicing agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this
28th day of February 2013.

/s/ Michael Blair
Name: Michael Blair
Title: Senior Vice President

Exhibit A
Securities Covered in Cenlar FSB's Servicer Compliance Statement 1123:
Redwood Trust, Inc.

Investor   Issuer                 Security     *Period Subserviced by Cenlar FSB
HO6        Redwood Trust, Inc.    SEMT 2012-1    1/1 to 12/31/12
K06        Redwood Trust, Inc.    SEMT 2012-2    3/1 to 12/31/12
L06        Redwood Trust, Inc.    SEMT 2012-3    6/1 to 12/31/12
Z06        Redwood Trust, Inc.    SEMT 2012-4    9/1 to 12/31/12
Y06        Redwood Trust, Inc.    SEMT 2012-5   10/1 to 12/31/12
RW0        Redwood Trust, Inc.    SEMT 2012-6   11/1 to 12/31/12

  EX-35.2
(logo) FIRST REPUBLIC BANK
It's a privilege to serve you

Feb 28, 2013

Servicer Compliance Statement
For SEMT 2012-3 (see Schedule A)

(i) a review of the Servicer's activities during the reporting period from
January 1, 2012 through December 31, 2012 and of its performance under the
Agreement (each of the agreement and the Reconstitution Agreement as defined on Schedule A attached hereto) from the above referenced trust during such period has been made under such officer's supervision, and
(ii) to the best of such officers' knowledge, based on such review, the
Servicer has fulfilled all of its obligations under this Agreement and any applicable Reconstitution Agreement in all material respects throughout such reporting period (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

First Republic Bank

/s/ Lionel Antunes
Lionel Antunes
Vice President of Residential Lending
February 28, 2013

SCHEDULE A

1. Flow Mortgage Loan Sale and Servicing Agreement dated as of July 1, 2010, between Redwood Residential Acquisition Corporation and First Republic Bank,
as modified by Reconstitution Agreement dated June 27, 2012

San Francisco  Palo Alto  Los Angeles  Santa Barbara  Newport Beach  San Diego
Portland  Boston  Greenwich  New York

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 392-1400 OR
(800) 392-1400, FAX (415) 392-1413

CONVENIENT INTERNET BANKING AT www.firstrepublic.com * MEMBER FDIC

  EX-35.3
PHH Mortgage
(logo) PHH

2001 Bishops Gate Blvd
Mount Laurel, NJ 08054

February 28, 2013

Re: Annual Compliance Statement

Attention: Servicer Compliance Team, Stephanie White
Address:   9062 Old Annapolis Road
           MAC X2302-033N2702-011
           Columbia, MD 21045

Deal Name: Sequoia 2012-3
PHH Investor code: S24
Agreement: Mortgage Loan Flow Purchase, Sale and Servicing Agreement, dated as of July 21, 2010 between Redwood Residential Acquisition Corporate and PHH Mortgage Corporation as modified by the Assignment Assumption and Recognition Agreement dated June 27, 2012

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of
Regulation AB. The Undersigned hereby states that:

1. I am an authorized officer of PHH Mortgage Corporation (the "Servicer");

2. A review of the Servicer's activities during the period from January 1, 2012 through December 31, 2012 (the "Reporting Period") and its performance under the Agreement has been made under my supervision; and

3. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk
Name: Greg Bronczyk
Title: Vice President

(logo) EQUAL HOUSING LENDER

  EX-35.4
(logo) REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373
MILL VALLEY, CA 94941
FAX: 415.381.1773

March 1, 2013

TO ALL PARTIES LISTED ON SCHEDULE A
ATTACHED HERETO:

Re: Annual Statement of Compliance by the Servicing Administrator;

Item 1123 Certificate;

Sequoia Mortgage Trusts 2012-1, -2, -3, -4, -5 and -6

The undersigned, a duly authorized officer of Redwood Residential Acquisition
Corporation (the "Servicing Administrator"), hereby certifies as follows for the calendar year 2012:

(A) a review of the Servicing Administrator's activities during the preceding calendar year ended December 31, 2012, and its performance under the Flow
Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the
Servicing Administrator and Cenlar FSB, as amended by Amendment No. 1 to the
Flow Mortgage Loan Servicing Agreement, dated November 3, 2011, and as modified by the related Acknowledgement (the "Cenlar FSB Flow Servicing Agreement")
and the respective Pooling and Servicing Agreements, has been made under such officer's supervision; and

(B) to the best of such officer's knowledge, based on such review, the
Servicing Administrator has fulfilled all its obligations under the Cenlar FSB
Flow Servicing Agreement and the respective Pooling and Servicing Agreements, in all material respects throughout such calendar year ended December 31, 2012.

Very truly yours,
REDWOOD RESIDENTIAL ACQUISITION CORPORATION,
Servicing Administrator

/s/ William J. Moliski
Name: William J. Moliski
Title: Executive Vice President

(page)

SCHEDULE A

Sequoia Residential Funding, Inc.
One Belvedere Place
Suite 330
Mill Valley, CA  94941

Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD  21045-1951

U.S. Bank National Association
EP-MN-WS3D
60 Livingston Avenue
St. Paul, MN  55107
Attn: Structured Finance ? Sequoia (SEMT 2012-1 and -2)

Christiana Trust, a division of Wilmington Savings Fund Society FSB
500 Delaware Avenue, 11th Floor
Wilmington, DE  19801
Attention: Corporate Trust ? (SEMT 2012-3, -4, -5 and -6)

  EX-35.5
(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 330
Mill Valley, California 94941

RE: Annual Statement as to Compliance

The undersigned, a duly authorized officer of Wells Fargo Bank, N.A. ("Wells
Fargo"), hereby certifies as follows for the calendar year 2012:

(a) a review of Wells Fargo's activities as assigned and agreed to under the servicing agreement(s) listed on Schedule A hereto (the "Servicing
Agreement(s)") and its performance under the Servicing Agreements has been made under my supervision; and

(b) to the best of my knowledge, based on such review Wells Fargo has fulfilled all of its obligations under the Servicing Agreement(s) in all material respects throughout the reporting period, except as noted in Schedule B.

March 1, 2013

/s/ Julie Eichler
JULIE EICHLER
Vice President

Wells Fargo Bank, N.A.

(logo) Together we'll go far

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule A

List of Servicing Agreement(s) and Series

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-1 Mortgage
Pass-Through Certificates,Series 2011-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2011-2 Mortgage
Pass-Through Certificates,Series 2011-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-1 Mortgage
Pass-Through Certificates,Series 2012-1, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-2 Mortgage
Pass-Through Certificates,Series 2012-2, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-3 Mortgage
Pass-Through Certificates,Series 2012-3, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-5 Mortgage
Pass-Through Certificates,Series 2012-5, Wells Fargo Bank, N.A. as Master
Servicer and Securities Administrator, as applicable.

Pooling and Servicing Agreement for Sequoia Mortgage Trust 2012-6 MortgagePass-
Through Certificates,Series 2012-6, Wells Fargo Bank, N.A. as Master Servicer
and Securities Administrator, as applicable.

Wells Fargo Bank, N.A.

(page)

(logo) WELLS FARGO

Corporate Trust Services
MAC R1204-010
9062 Old Annapolis Road
Columbia, MD 21045

Tel: 410 884 2000
Fax: 410 715 2380

To: Sequoia Residential Funding, Inc.

Schedule B

Material Instances of Non-Compliance

No instances to report

Wells Fargo Bank, N.A.